Exhibit 15.1
This document is an extracted form of the Annual Report and Accounts 2005/06. Certain pages, images and text have been deleted from it. The Annual Report and Accounts is available in full on our website, at www.nationalgrid.com.

18	Board of Directors
20	Operating and Financial Review
20	About National Grid
29	Legal and related matters
30	Key performance indicators
31	Performance during the year
37	Dividends
38	UK electricity and gas transmission
43	US electricity transmission
45	UK gas distribution
48	US electricity and gas distribution
51	US stranded cost recoveries
52	Wireless infrastructure
54	Other activities
56	Financial position and financial management
57	Treasury policy
59	Commodity contracts
62	Accounting policies
68	Corporate Governance
74	Risk factors
77	Directors’ Report
77	Research and development
78	Employee share ownership
79	Directors’ Remuneration Report
90	Independent Verifier’s Report on Corporate Responsibility*
91	Contents to Financial Statements
91	Statement of Directors’ Responsibilities
93	Group Accounting Policies
100	Group Income Statement
101	Group Balance Sheet
102	Group Statement of Recognised Income and Expense
103	Group Cash Flow Statement
104	Notes to the Accounts
114	Note 9 Pensions and other post-retirement benefits
141	Note 31 Share capital
147	Note 34 Related party transactions
148	Note 36 Group undertakings and joint ventures
172	Glossary of Terms
173	Definitions
175	Shareholder Information

*	The Independent Verifier’s Report on Corporate Responsibility on page 90 relates to the corporate responsibility elements of the full Annual Report and Accounts available on our website.

18	Board of Directors	Annual Report and Accounts 2005/06 National Grid
Board of Directors

01 Sir John Parker
Chairman
(appointed October 2002) (Age 64) N (ch)
Sir John Parker became Chairman of the Group following the merger of National Grid Group plc and Lattice Group plc. He had been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. He had previously been a Non-executive Director of BG plc from 1997. Sir John’s career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of the Peninsular & Oriental Steam Navigation Company, a Non-executive Director of Carnival plc and Carnival Corporation, Inc. and Senior Non-executive Director of the Court of the Bank of England. Sir John is a former Chairman of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. He is a Fellow of the Royal Academy of Engineering.
02 Roger Urwin
Group Chief Executive
(appointed November 1995) (Age 60)
E (ch), F
Roger Urwin became Group Chief Executive in October 2002 following the merger of National Grid Group plc and Lattice Group plc. Prior to the merger he had been appointed Group Chief Executive of National Grid Group plc in April 2001, where he played a key role in establishing the Company’s international strategy and its successful expansion into the US. He joined the Group in 1995, initially as CEO of the Company’s UK transmission business. Previously, Roger was Managing Director and Chief Executive of London Electricity from 1990 to 1995. He is also a Non-executive Director of Utilico Investment Trust plc and a Fellow of the Royal Academy of Engineering. He has announced his intention to retire from National Grid at the end of 2006.
03 Steve Holliday
Deputy Group Chief Executive
(appointed March 2001) (Age 49) E
Steve Holliday joined National Grid Group plc as Group Director, UK and Europe in March 2001. Immediately following the merger of National Grid Group plc and Lattice Group plc in October 2002, he was responsible for the Group’s electricity and gas transmission businesses. He was appointed as Group Director responsible for UK Gas Distribution and Business Services in April 2003. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and managed major operational areas such as refining and shipping. Steve’s international experience includes a four-year spell in the US. He has also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. He is a Non-executive Director of Marks and Spencer Group plc. Following the announcement of Roger Urwin’s retirement he was appointed Group Chief Executive designate, becoming Deputy Group Chief Executive on 1 April 2006.
04 Steve Lucas
Group Finance Director
(appointed October 2002) (Age 52) E, F
Steve Lucas joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc in 2000. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.

Committee membership

A	Audit
E	Executive
F	Finance
N	Nominations
R	Remuneration
R&R	Risk & Responsibility
(ch)	denotes Committee chairman
05 Nick Winser
Group Director
(appointed April 2003) (Age 45) E
Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco plc. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with Powergen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.
06 Mike Jesanis
Group Director
(appointed July 2004) (Age 49) E
Mike Jesanis joined the Board in July 2004, becoming Group Director responsible for US Distribution. He became President of National Grid USA in November 2003, having been its Chief Operating Officer and responsible for day-to-day operations since January 2001. He was Chief Financial Officer of National Grid USA and New England Electric System (NEES) between March 1998 and January 2001, having joined NEES in July 1983. Mike is also Chairman of the Board of Trustees of Becker College (Worcester, Massachusetts) and a member of the Board of Trustees of Clarkson University (Potsdam, New York). He is a Director of the Massachusetts Taxpayers Foundation, Jobs for Massachusetts, Inc. and of the Boston Chamber of Commerce.
07 Edward Astle
Group Director
(appointed September 2001) (Age 52) E
Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Non-regulated Business and leads the Group’s Business Development. He was Managing Director of BICC Communications from 1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable & Wireless. He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable & Wireless board as Executive Director Global Businesses.

Annual Report and Accounts 2005/06 National Grid	Board of Directors	19

08 Ken Harvey
Non-executive Director and
Senior Independent Director
(appointed October 2002) (Age 65)
N, R, R&R
Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He was appointed Senior Independent Director in October 2004. He is Chairman of Pennon Group plc. A Chartered Engineer, Ken is a former Chairman and Chief Executive of Norweb plc, and a former Chairman of Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.
09 John Allan
Non-executive Director
(appointed May 2005) (Age 57)
A, R (ch)
John Allan was appointed to the Board in May 2005. He is a member of the Management Board of Deutsche Post, having been appointed following its acquisition of Exel plc in December 2005 where he had been Chief Executive since September 1994. John started his career in marketing, at Lever Brothers, moving to Bristol-Myers Company Limited and then Fine Fare Limited. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the CBI’s Presidents’ Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. John was previously a Non-executive Director of PHS Group plc, Wolseley plc, Hamleys plc and Connell plc.
10 John Grant
Non-executive Director
(appointed November 1995) (Age 60)
A, N, R
John Grant was appointed a Director of the Group in November 1995. He is Chairman of Torotrak plc and Hasgo Group Limited and a Non-executive Director of Corac Group Plc, and The Royal Automobile Club Limited. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company. John will retire from National Grid with effect from the close of the 2006 Annual General Meeting.
11 Paul Joskow
Non-executive Director
(appointed March 2000) (Age 58)
F (ch), N
Paul Joskow was appointed a Director of the Group in March 2000 following the acquisition of New England Electric System (NEES). He served as a Director of NEES between 1987 and its acquisition. He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), a Director of the MIT Center for Energy and Environmental Policy Research, a Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul is also an independent Trustee of the Putnam Mutual Funds and an independent Non-executive Director of TransCanada.

12 Stephen Pettit
Non-executive Director
(appointed October 2002) (Age 55)
F, R, R&R (ch)
Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. He is a Non-executive Director of National Air Traffic Services, Halma plc and is Chairman of ROK Property Solutions plc. Stephen is also a member of BT plc’s Equality of Access Board. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum. Stephen was previously a Non-executive Director of KBC Advanced Technologies plc and Norwood Systems Limited.
13 Maria Richter
Non-executive Director
(appointed October 2003) (Age 51)
A, F, R&R
Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is a Director of Pro Mujer International, an international microfinance organisation, and was, until April 2006, a Director of the Western Electricity Co-ordinating Council.
14 George Rose
Non-executive Director
(appointed October 2002) (Age 54)
A (ch), N, R
George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is a member of the shareholder committee of Airbus SAS and is also a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. George is also a former Non-executive Director of Orange plc.
* Helen Mahy
Group Company Secretary
and General Counsel
(appointed October 2002) (Age 45) E
Helen Mahy was appointed as Group Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Helen was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a barrister, member of the Bar Council and an Associate of the Chartered Insurance Institute.

20	Operating and Financial Review About National Grid	Annual Report and Accounts 2005/06 National Grid
Operating and Financial Review
This Operating and Financial Review describes the main trends and factors underlying the development, performance and position of National Grid during the year ended 31 March 2006 as well as those likely to affect our future development, performance and position. It has been prepared in line with the guidance provided in the Reporting Statement on the Operating and Financial Review issued by the UK Accounting Standards Board in January 2006.
About National Grid
Principal operations
Our principal operations are in regulated networks and comprise the transmission and distribution of electricity and gas and the provision of network infrastructure to the broadcast and telecommunications industries, based mainly in the UK and the US. We also have interests in related markets, including metering services, liquefied natural gas (LNG) facilities and property in the UK, as well as electricity interconnectors in the UK and Australia.
History
National Grid originated from the restructurings of the UK gas industry in 1986 and the UK electricity industry in 1990. We entered the US electricity delivery market in 2000 in New England and expanded into New York in 2002. We substantially increased our UK wireless infrastructure activities in 2004. In 2005, following the sales of four UK regional gas distribution networks, we adopted National Grid as a single name for all our principal businesses. In 2006, we announced agreements to expand our activities in the US with the proposed acquisitions of KeySpan Corporation and of the Rhode Island gas distribution network owned by Southern Union Company.

Key milestones

1986	British Gas incorporated as a public limited company

1990	Electricity transmission network in England and Wales transferred to National Grid on electricity privatisation

1995	National Grid listed on the London Stock Exchange

1997	British Gas (renamed BG) demerged Centrica

1997	National Grid demerged Energis

2000	New England Electric System and Eastern Utilities Associates acquired by National Grid

2000	Lattice Group demerged from BG Group and listed separately

2002	Niagara Mohawk Power Corporation merged with National Grid’s US operations

2002	Merger of National Grid and Lattice Group to form National Grid Transco

2004	Acquisition of UK wireless infrastructure network from Crown Castle International Corp.

2005	Sales of four UK regional gas distribution networks

2005	Adoption of National Grid as a single name for our principal businesses

2006	Agreements to acquire KeySpan Corporation and Southern Union Company’s Rhode Island gas distribution network

The Operating and Financial Review consists of the following sections:

Section	Page	Section	Page

About National Grid	20	US electricity and
		gas distribution	48

Key performance indicators	30	US stranded cost
		recoveries	51

Performance during the year	31	Wireless infrastructure	52

UK electricity and gas		Other activities	54
transmission	38

US electricity transmission	43	Financial position and
		financial management	56

UK gas distribution	45	Accounting policies	62

Businesses and segments
The performances of our businesses are reported by segment, reflecting the management responsibilities and economic characteristics of each activity. Our principal businesses and segments are as follows:

Business	Segment	Description of principal activities

Transmission	UK electricity and gas transmission	Owner and operator of the high-voltage electricity transmission network in England and Wales, the gas transmission network in Great Britain, electricity interconnectors with Scotland and with France, and storage facilities for LNG. Operator of the electricity transmission networks in Scotland.

	US electricity transmission	Owner and operator of high-voltage electricity transmission networks in the northeastern US.

UK Distribution	UK gas distribution	The distribution of gas within England as the owner and operator of four of the UK’s eight gas distribution networks.

US Distribution	US electricity and gas distribution	The delivery of electricity and gas in New York and electricity in New England.

	US stranded cost recoveries	Recovery, through charges to electricity customers, of costs mainly incurred prior to divestiture of electricity generation.

Wireless	Wireless infrastructure	Provision of structures and equipment to serve the broadcast and mobile telecommunications industries, principally in the UK, but also in the US.

Other businesses and corporate activities	Other activities	Other businesses, including metering services, property management, an LNG gas import terminal in the UK and an electricity interconnector business in Australia, as well as corporate activities, such as business development.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review About National Grid	21
Acquisitions and disposals
Sales of four regional gas distribution networks
In June 2005, we sold four of our regional gas distribution networks, comprising approximately half of the gas distribution network in Great Britain, for net cash proceeds of £5.8 billion.
The effect of these sales has been to reduce by about half the size of our UK gas distribution segment, which now comprises four retained networks.
The sales have resulted in a significant restructuring of the gas distribution market in the UK, so that four different owners are now responsible for their respective regional networks.
Proposed acquisitions in the northeastern US
We have entered into two agreements to expand significantly our operations in the northeastern US. These comprise the proposed acquisition of KeySpan Corporation for $7.3 billion (£4.2 billion), together with the assumption of approximately $4.5 billion (£2.6 billion) of debt and the proposed acquisition from Southern Union Company of its Rhode Island gas distribution network for cash consideration of $498 million (£286 million) and assumed debt of $77 million (£44 million).
KeySpan is the fifth largest distributor of natural gas in the US and the largest in the northeastern US, serving 2.6 million customers in New York, Massachusetts and New Hampshire. KeySpan also operates an electricity transmission and distribution network serving 1.1 million customers in New York under a long-term contract with the Long Island Power Authority. KeySpan’s other interests include 6.7 GW of generation capacity, together with a small portfolio of non-regulated energy-related services and strategic investments in certain gas pipeline, storage and LNG assets.
The Rhode Island gas distribution business serves approximately 245,000 customers through a distribution network of over 3,000 miles of mains. The network substantially overlaps our existing electricity distribution service area in Rhode Island. The rates for the Rhode Island gas distribution business are set by the same state regulators that set our electricity distribution rates in Rhode Island. Both businesses have a history of performing under incentive-based rate plans, which provide substantial benefits to customers and shareholders.
By combining our current US operations with those of KeySpan and the Rhode Island gas distribution business, we expect to become the third largest gas delivery business in the US.
These proposed acquisitions represent an excellent fit with our strategy, building on our core skills of owning and operating network infrastructure, and they are expected to provide additional opportunities for growth.
The proposed acquisition of KeySpan is subject to approvals from federal and state regulatory authorities, our shareholders and KeySpan’s shareholders, and is planned to be completed in early 2007. The proposed acquisition of the Rhode Island gas distribution network is subject to approval by state regulatory authorities and is expected to complete this summer.
Other acquisitions and disposals
There were no significant acquisitions completed during the year ended 31 March 2006.
During the year, we sold our interest in a joint venture, Energis Polska. Net proceeds from this disposal amounted to £8 million. In addition, on 22 February 2006, we entered into an agreement to sell our 38.5% interest in Copperbelt Energy Corporation in Zambia. This sale is subject to governmental and regulatory consent by the Zambian authorities.
In 2004/05, we acquired the UK operations of Crown Castle International Corp. for cash consideration of £1,138 million and a telecommunications tower operation in the US for cash consideration of £13 million. Also in 2004/05, we disposed of our investment in a joint venture, Citelec, giving rise to a gain of £13 million.

22	Operating and Financial Review About National Grid	Annual Report and Accounts 2005/06 National Grid
External market environment
The principal markets in which we operate are the energy markets in the UK and the northeastern US and the wireless infrastructure market in the UK.
Energy markets in the UK and the US
The generation and supply of electricity and gas in the UK and the northeastern US are competitive in that consumers can contract with different suppliers to obtain the energy they need. Those suppliers are then responsible for sourcing that energy from electricity generators or from gas producers as appropriate, as well as arranging for that energy to be delivered through physical delivery networks.
These networks, including the ones we operate, are monopolies in their local areas as, for the majority of consumers, there are no methods of receiving energy other than through those networks.
In the UK, both domestic and commercial consumers contract with energy suppliers, which obtain the energy required from electricity generators and gas producers. Energy is transported through electricity or gas transmission networks to regional electricity or gas distribution networks that then deliver that energy to consumers.
We are the owner and operator of the electricity transmission network in England and Wales, operator (but not owner) of the two electricity transmission networks in Scotland and owner and operator of the gas transmission network and of four of the eight regional gas distribution networks in Great Britain.
In the northeastern US, consumers can purchase their energy through independent energy suppliers, but the majority still purchase electricity or gas from their local electricity or gas distribution business. Electricity is transported either direct into local electricity distribution networks or via electricity transmission networks, while gas is produced primarily in the Gulf of Mexico and Canada and transported through interstate gas transmission pipelines into local gas distribution networks. Regional transmission organisations or independent system operators have the responsibility for balancing electricity supply with demand. Gas distribution networks, including our New York gas distribution business, are each responsible for balancing gas supply with demand in their distribution area.
Our US distribution businesses promote competition by encouraging consumers to purchase their energy from independent suppliers.
Energy market developments
The UK and US are entering a period of changing supply patterns for both gas and electricity, as more reliance is placed on imported gas and on new sources of electricity generation, including renewables. In the UK, the decline in UK continental shelf gas reserves and the UK Government’s emphasis on combating climate change and encouragement of renewable generation mean that we continue to see a trend toward greater use of imported gas for both consumption and use in power generation. In the US, there is also likely to be an increased reliance on imported gas and significant interest in the development of renewable power generation.
These changes will have an impact on our electricity and gas transmission and gas distribution businesses. In particular, significant investment is likely to be required in our UK gas and electricity transmission and distribution networks to link new power plants and gas import facilities with domestic, business and industrial consumers.
Wireless infrastructure market
The broadcast industry is supported by infrastructure for the transmission of terrestrial, satellite, cable and broadband signals. National Grid Wireless is one of the two providers of infrastructure for terrestrial television and radio in the UK.
Mobile infrastructure is provided by mobile operators and independent wireless infrastructure providers, of which National Grid Wireless is the leading independent provider in the UK.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review About National Grid	23
Regulatory environment
As a result of our position in, and importance to, the economies we serve, our electricity and gas transmission and distribution businesses are subject to UK, European Union and US federal and state laws and regulations.
In the UK, these businesses are regulated under the Gas Act 1986 and Electricity Act 1989 by the Office of Gas and Electricity Markets (Ofgem). Ofgem operates under the direction and governance of the Gas and Electricity Markets Authority, and has established price control mechanisms that restrict the amount of revenue that can be earned by regulated businesses, typically covering five-year price control periods.
In the US, our public utilities are regulated by utility commissions in the states in which we operate and by the Federal Energy Regulatory Commission (FERC). These US regulators set service standards and determine allowable levels of return. We were also regulated under the Public Utility Holding Company Act 1935 until its repeal became effective on 8 February 2006.
Certain of the UK activities of our Wireless business are subject to regulation by the Office of Communications (Ofcom), in particular our television and radio transmission infrastructure networks. We operate two digital multiplexes under the terms of licences granted by Ofcom. Ofcom is also responsible for regulating the broadcast and telecommunications industries.
Our businesses are covered by safety legislation which is enforced by the Health and Safety Executive (HSE) in the UK and federal and state safety regulators in the US. Our UK gas operations work under a permissioning regime, whereby our organisation, processes and procedures are documented in safety cases that are subject to acceptance by the HSE.
Our securities are listed on the London Stock Exchange and on the New York Stock Exchange. We are regulated by the Financial Services Authority in the UK and by the Securities and Exchange Commission in the US.
More information on the regulatory environment in which we operate is provided in the segmental discussions on pages 38 to 55.
Regulatory developments
Regulatory developments in the UK during the year included:
■	on 1 April 2005, in our role as Great Britain System operator, we took responsibility for operating the Scottish electricity transmission networks in addition to the England and Wales network;
■	on 1 May 2005, our UK gas transmission and distribution businesses (and each of the networks that we subsequently sold) were each granted a gas transporter licence, replacing the single integrated transmission and distribution licence that we held previously. A new Uniform Network Code was introduced by Ofgem, establishing the mechanisms for the operation of the UK gas delivery market participants;
■	to align the price control periods for electricity transmission with that of gas transmission in the UK, Ofgem extended the electricity transmission price control period due to end on 31 March 2006 by a further year, extending the current period to 31 March 2007;
■	Ofgem also intends to extend the current gas distribution price control period originally scheduled to end on 31 March 2007 to 31 March 2008. The next five-year price control review period will commence on 1 April 2008; and
■	following their review of the broadcasting transmission services market, Ofcom introduced a new regulatory regime in April 2005 that required broadcast network access providers, including National Grid Wireless, to publish reference offer terms and conditions for new contracts with effect from 30 December 2005.
Regulatory developments in the US during the year included the enactment of the Energy Policy Act 2005, which is not expected to have any immediate effect on the Group’s business, but certain provisions, including transmission pricing incentives and the creation of National Interest Electric Transmission Corridors, may benefit our long-term strategy.
The repeal of the Public Utility Holding Company Act 1935 removed certain regulations imposed on us by the Securities and Exchange Commission and replaced them with new regulations by the FERC.
Price controls and rate plans
Our principal price controls and rate plans relate to electricity and gas transmission and gas distribution in the UK and electricity distribution in the US. They can be summarised as follows:

24	Operating and Financial Review About National Grid	Annual Report and Accounts 2005/06 National Grid
Business drivers
Our principal activities include the operation of highly complex energy and other infrastructure networks. As a consequence, there are many factors that influence the financial returns we obtain. We consider the following to be our main business drivers:

Price controls and rate plans	The prices we charge for use of our energy transmission and distribution networks are determined in accordance with regulator-approved price controls in the UK and rate plans in the US. The negotiation of these arrangements has a significant impact on the revenue we obtain from our operations.

In addition, these arrangements may include incentives that permit us to earn additional revenues based on our performance or penalise us if we do not meet various targets.

The length of these arrangements is significant to us in that they provide stability to our operations and allow us to plan ahead and invest with confidence that we will obtain financial returns. In the UK, our price controls typically cover periods of five years, while in the US our electricity rate plans usually cover periods of 10 to 20 years.

Our wireless infrastructure network in the UK is also subject in part to regulatory price controls.

Multi-year contractual arrangements	Revenues in our Wireless infrastructure business and several of our other businesses, including metering services, our LNG import terminal in the UK and our electricity interconnector in Australia, are determined by contractual arrangements, usually long-term and with ‘blue chip’ customers.

Safety and reliability	Our ability to operate safely and reliably is very important to us, our employees, our customers, the public and our regulators. Our financial performance is affected by our performance in these areas.

Efficiency	Our objective, and that of our regulators, is to deliver services as efficiently as possible. This allows us to limit price increases or to reduce prices to our customers and improve our own financial performance to the benefit of our shareholders.

Capital investment	Capital investment is a significant driver for organic growth.

In our regulated energy networks, the prices we charge include an allowed return for capital investment determined in accordance with our price controls and rate plans. These provide incentives for us to enhance the quality and reach of our networks through capital improvements.

For other businesses, our capital investment in new assets allows us to develop new revenue streams or to increase revenue from existing assets.

Acquisitions and disposals	We consider investing in energy and other network infrastructure businesses where we believe we can create value through operational improvements, synergies and financial benefits.

We consider disposals where we believe that the price on offer is better than the long-term return we can obtain ourselves or where a business does not fit with our long-term strategy.

Responsibility	Our reputation is important to us. Delivering sustainable value depends on the trust and confidence of our stakeholders and this can only be earned by conducting our business in a responsible manner.

A number of other factors also affect our financial performance, but are less significant than the principal business drivers above, or are mitigated by the way our operations are structured:

Volumes	Changes in the quantities of electricity and gas delivered through our transmission and distribution networks may result in an increase or decrease in our revenue. Volumes are affected by weather, consumer demand and network availability as well as other factors. The impact of changing volumes may sometimes be offset by changes in costs or may sometimes result in an under- or over-recovery against our allowable revenue, with a corresponding increase or decrease in revenue in future periods.

Exchange rates	The reported results, cash flows and financial position of our US operations are affected by movements in the US dollar to sterling exchange rate. However, the effect of these movements is partially hedged through the use of US dollar denominated debt and derivative financial instruments.

Commodity and other pass-through costs	We are allowed to recover certain costs, including commodity costs in the US and other direct costs in both the UK and the US, through charges to customers. The timing of recovery of these costs can vary between financial periods leading to an under- or over-recovery within any particular financial period. We are affected by movements in commodity prices to the extent that they affect our own energy requirements, the most significant of which relates to gas purchases required for the operation of our gas transmission and gas distribution networks in the UK.

Certain US commodity contracts are recorded in our balance sheet at their fair values, which are affected by movements in commodity prices. Although remeasurements in the carrying values of these contracts are reflected in our income statement, under our rate plans we expect to recover the net costs incurred under these contracts from customers in future periods.

Inflation	Without action to improve efficiency, our operating costs will increase each year as a result of wage increases and inflation in external costs. In general, our revenues also increase each year, although not necessarily at the same rate, depending on our regulatory or contractual arrangements. As a consequence, our ability to control costs and improve efficiency is important to our ability to increase operating profits.

Our price controls in the UK are linked to retail price inflation, while our regulatory settlements in Rhode Island and New York allow us to recover additional distribution revenue from customers if there is a significant change in the rate of inflation.

Seasonality	Revenues from our gas distribution networks in the UK and the US and our gas transmission network in the UK are weighted towards the end of the financial year, as gas demand is typically higher during the winter months. Otherwise, seasonality does not have a significant impact on revenues.

With the exception of commodity and other volume-related costs passed through to customers, our operating costs are generally not seasonal.

Interest rates	The costs of financing our operations are affected by changes in prevailing interest rates, as some of our debt is at floating rates. We hedge some of our exposure to interest rates with fixed rate debt and derivative financial instruments to maintain a proportion of our debt at fixed interest rates.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review About National Grid	25
Objectives and strategy
Our principal objective is to create value for our shareholders, through our goal of being the world’s premier network utility.
To achieve our principal objective we have committed ourselves to operating our businesses to the highest standards of safety, reliability and efficiency and to acting in a responsible way that contributes to society. We have established operating objectives in the following areas:

Safety	Safety is paramount. Our most important goals are to ensure that members of the public are not injured as a direct result of our operations and to deliver a working environment where there are zero work-related injuries and illnesses wherever we operate in the world.

Our goals also include reducing the risks of transporting gas and improving the health of our staff so they are fit for work every day.

Reliability	Our principal operations are critical to the functioning of the economies we serve. The reliability of our energy and wireless infrastructure networks, and the quality of our service to our customers, are therefore our next highest priorities after safety.

Efficiency	By improving efficiency we can constrain the cost of our operations borne by customers and improve returns to shareholders. We continually seek improvements in efficiency throughout our businesses. This includes enhancing the performance of our staff through their development and training.

Responsibility	We are committed to operating in a responsible way and we have adopted high ethical and governance standards. We take actions to minimise the environmental impact of our operations and to remediate contaminated land, promote inclusion and diversity in our workforce, and invest in the communities in which we operate.

We use our skills and assets to create value for shareholders through investing for growth in our existing businesses, investing in energy and selected other network assets and businesses and improving the efficiency of our existing and acquired businesses.
To achieve our objectives, our strategy is to focus on the ownership and operation of large complex networks by:
■	using our operational expertise to outperform benchmarks and regulatory targets;
■	managing regulatory relationships to benefit customers and shareholders; and
■	using a disciplined approach to investment to maximise returns.
Key performance indicators
We measure the achievement of our objectives through the use of qualitative assessments and through the monitoring of quantitative indicators, termed key performance indicators (KPIs). In line with our operating objectives, we use both financial and non-financial KPIs.
KPIs are used as our primary measures of whether we have achieved our principal operating objectives. The scale and size of our operations means that we use many other detailed performance measures in addition to the KPIs listed below. We use qualitative assessments to judge progress against our objectives in areas where numerical measures are less relevant.

Value	Objective	Key performance indicator

Safety	Zero public injuries	Members of the public injured as a direct result of our operations

	Zero work-related injuries	Employee lost time injury frequency rate

	Reduce risks from transporting gas	Standards of service for responding to gas escapes

Length of UK gas distribution mains replaced

	Zero work-related ill health	Sickness absence rate

Reliability	Operational reliability	Business-specific reliability and service quality measures

Efficiency	Operate efficiently	Adjusted operating profit* Achieve real reduction of 35% in UK gas distribution controllable costs by 31 March 2007

Responsibility	Reduce environmental impact	Number of significant direct environmental incidents Greenhouse gas emissions per £m of revenue

Total amount of fines from citations and prosecutions

	Employ an inclusive and diverse work-force	Percentage of female employees Percentage of ethnic minority employees

Shareholder value	Improve financial performance	Adjusted earnings per share* Operating cash flows

Total shareholder return

	Invest for future growth	Capital expenditure Investments in acquisitions

*	Adjusted operating profit and adjusted earnings per share are equal to operating profit and earnings per share excluding exceptional items and remeasurements in each case.
Details of KPIs for the year ended 31 March 2006 are included on page 30, while segment-specific KPIs are reflected in the business segment sections on pages 38 to 55.

26	Operating and Financial Review About National Grid	Annual Report and Accounts 2005/06 National Grid
Resources
Our key strengths and resources include:
■	the skills and expertise of our people;
■	our processes and techniques for managing large complex networks;
■	our relationships with customers, regulators and other stakeholders;
■	our ability to work together to achieve our objectives;
■	the control and/or ownership of the assets used in our networks; and
■	our financial position, together with the committed and uncommitted borrowing facilities available to us.
Our strategy for developing our people is discussed below. The principal assets of each of our businesses are described in the segmental sections of this Operating and Financial Review on pages 38 to 55 and our financial position is described on pages 56 to 61.
Developing our people
We continue to invest in the development of our people.
Throughout National Grid, people development forums provide the opportunity for management teams to discuss the performance and potential of their teams. This allows for the identification of individual development needs and business skill requirements.
Our UK engineering foundation programme has recently been launched and is designed to facilitate the entrance, training and progression of young people into key engineering roles, initially with UK electricity transmission. We intend to provide opportunities for the young people on this programme to obtain a new vocational qualification, being an employer-led, UK Government-backed, foundation degree.
A new career development programme was launched in April 2005 for operations engineers to develop their skills as line managers. In addition, our flagship leadership development programme is to be extended to middle management in 2006. Further development is under way through an emerging leaders programme.
Our recruitment processes for apprentices, graduates and university placements in the UK and the intern programme in the US, continue to build on the previous successes of developing our talent from within and addressing the decline in the number of graduates in technical engineering subjects.
Employee engagement
Following our first Group-wide employee opinion survey in 2004, we identified a number of areas for improvement. These included improving opportunities for dialogue across the Group, developing a better understanding of Group strategy among employees, managing change better, improving performance management, demonstrating our values in all that we do and continuing to progress inclusion and diversity.
We have established a core set of three behavioural values that apply across all our operations: Respect, Integrity and Ownership.
Across the Group, we have also refined our employee briefing processes and publications. We have re-launched our Group, UK and US intranet sites and our UK and US employee newspapers. We have also introduced a Group-wide publication, ‘National Grid World’, to provide employees with a broader view of Group activities.
Inclusion and diversity
In January 2005, we launched our Inclusion and Diversity programme, setting out how we intend to develop and operate our business in a way that results in a more inclusive and diverse culture. We aim to ensure that our employees, regardless of race, gender, nationality, age, disability, sexual orientation, religion or background, have the opportunity to develop to their full potential.
We have taken a number of steps to make this vision a reality. We have established a number of employee groups, including networks for women, and ethnic minority employees. We hope these will help us to identify and remove any barriers that exist for these groups of employees. In particular, we are committed to increasing the number of women in senior management from the existing 18.3% through a variety of measures including mentoring, development programmes and our continued commitment to flexible working.
Employee development is extremely important to us and we have begun a programme of training for all our managers about the knowledge and behaviour required to manage a diverse workforce such that all our employees feel included and able to contribute effectively.
Capital investment
The Group’s total annual capital expenditure is expected to be approximately £2.5 billion per year over the next five years and was £2,062 million in 2005/06 in our continuing businesses, compared with £1,518 million in 2004/05.
This reflects changing energy infrastructure requirements as the UK’s dependency on gas imports and its focus on renewable energy sources both increase. There is also a need to increase the rate of asset replacement in UK electricity transmission as the condition of assets built in the 1960s and 1970s necessitates their replacement.
Investment is being made in New England to deliver the regional system plan and in New York to address asset replacement requirements and to maintain the safety and reliability of the network.
Isle of Grain
In July 2005, commercial operations for the first phase of the Isle of Grain LNG import terminal commenced, and work on Phase II is now under way. Cumulative investment has now reached £249 million out of an expected £500 million total spend, all of which is underpinned by long-term contracts signed with BP, Centrica, Gaz de France and Sonatrach. Market appetite for further expansion at the Isle of Grain is currently being explored.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review About National Grid	27
National Grid Australia
We completed the construction of the Basslink project in Australia, an electricity interconnector linking Victoria and Tasmania, during the year and it became operational in April 2006.
Basslink can provide up to 600 MW of hydro electricity to mainland Australia and over 300 MW of electricity into Tasmania.
Digital switchover
In our Wireless infrastructure business, we expect to invest over £200 million in new common digital television broadcast infrastructure over the next six years to 2012, and around £50 million on our own digital broadcast transmission assets.
Safety
Our approach to safety and occupational health is set out in our Group Vision for Safety. This is underpinned by Group-wide policies and strategy statements that are available on our website. Our objective is to achieve zero work-related injuries, zero work-related ill health and zero injuries to the public. While this objective is demanding, we believe it is achievable.
This year we have reported a 27% reduction in the number of lost time injuries to our employees and an 18.5% reduction in lost time injuries to our contractors. We continue to develop initiatives and safety awareness campaigns to protect both the public and our employees and contractors who are affected by, or involved with, our operations. We also continue to exceed our safety standards for uncontrolled and controlled gas escapes in the UK and to deliver our increased long-term iron mains replacement programme as agreed with the Health and Safety Executive.
Overall, our aim is to develop a culture in which acting safely becomes second nature.
Reliability
Our approach to maintaining and improving reliability involves:
■	investing in infrastructure and systems to provide the operational tools and techniques necessary to manage our assets and operations to high standards and investing in the renewal of assets;
■	investing in the skills and capabilities of our people to give them the ability to operate our networks to a high degree of service excellence;
■	and maintaining a constant focus on reliability as one of our principal objectives, ensuring we are proactive about planning to ensure reliability and that we react quickly to factors that could compromise reliability.
Efficiency
We continually review our operations to identify opportunities to improve the productivity of our assets and our people, and to identify areas in which we can reduce costs or restrict cost increases. Planning ahead is essential in our approach to maintaining and improving efficiency. For example, in November 2005 we decided to establish a multi-function shared services organisation for our businesses in the UK, comprising supply chain management and significant parts of human resources and finance. This is similar in nature to our existing shared services organisation in the US.
Responsibility
Our Framework for Responsible Business defines the principles by which we manage our business and our day-to-day dealings with our customers, employees, shareholders, suppliers and local communities. It is underpinned by Group-wide policies and position statements that are also available on our website.
We believe strong corporate governance is essential to operating responsibly and achieving our goals. We describe our approach to corporate governance on pages 68 to 76.
Ethics
We have set out the ethical standards we expect each employee to meet while conducting business for the Group in our Standards of Conduct applicable to our US employees and our Code of Business Conduct applicable to all our UK and other employees.
Allegations of misconduct are investigated and reported to our Ethics Office in the US or to our Business Conduct Committee in the UK. We aim to ensure that reported breaches are thoroughly and promptly investigated and, where appropriate, acted upon and any necessary improvements implemented. The Board Risk & Responsibility Committee receives a twice-yearly report on the number and type of inquiries and allegations.
Environmental management
We are committed to a year-by-year improvement in our environmental performance. Our Group-wide environmental policy sets out the key areas we are addressing, and we continue to implement environmental management systems certified to the international standard ISO 14001 to help us deliver improvements in these areas.
Approximately 86% of our employees work to systems certified to ISO 14001. Later this year, National Grid Wireless will become the latest of our businesses to seek external certification.

28	Operating and Financial Review About National Grid	Annual Report and Accounts 2005/06 National Grid
Climate change
We are committed to making a contribution towards minimising climate change and our public position statement, Energy Delivery and Climate Change, sets out how we propose to address the issue of greenhouse gas emissions in particular. Following its publication, we established a Group-wide Climate Change Strategy Group, which has established a long-term strategy that maps out how we will achieve a 60% reduction in emissions well in advance of the target date of 2050 set by the UK Government.
We have already achieved the UK Kyoto obligation and what would have been the US obligation. We are seeking means of reducing our impact further, taking into account the planned acquisitions described on page 21.
Contaminated land
We manage a portfolio of contaminated land including former manufactured gas plants, industrial landfills, former gas holders and older substations on our distribution and transmission networks. Sites can sometimes have a complex mix of contamination dating back over 100 years.
In the UK, the main focus of our remediation programme is on managing the environmental risk and returning land to beneficial use, while in the US, our highest priority sites for remediation are those with the highest environmental risk profile and those we are required to remediate by regulatory agencies. Our goal is to return these sites to productive public or private use.
Electric and magnetic fields (EMFs)
National Grid recognises that there is some scientific evidence suggesting certain adverse health effects are linked to electric and magnetic fields. There is also evidence linking an increased risk of certain diseases to proximity to powerlines, though the cause of this is not clear. As a consequence, there is public concern and we take these issues very seriously. The balance of evidence remains against both power-frequency and radio-frequency electric and magnetic fields causing ill health.
The World Health Organization has classified power-frequency magnetic fields as ‘possibly’ carcinogenic. Our recently updated Public Position Statement on EMFs helps set the framework within which we continually assess the scientific evidence in this area, determine any implications for the way in which we conduct our business and explain to society what the science is telling us.
In all our operations, as a minimum we aim to comply with regulations, guidelines or practices relating to EMFs in force in the different jurisdictions in which we operate. Where other companies, such as telecommunications operators, use our assets, we expect them similarly to comply with the relevant regulations, guidelines or practices.
Human rights
Human rights are primarily the responsibility of governments. However, we believe we can make a valuable contribution within the context of our own operations to support and respect the observance of human rights.
We do not have operations in countries that are considered to have poor human rights. We have therefore focused on extending our existing risk management processes by identifying and understanding the areas where the Group might be exposed to human rights risks and opportunities, should we develop new business in such countries. We have also started to assess the human rights risks associated with our global supply chain and have worked with other UK utilities to extend the screening of potential suppliers to include labour-related issues.
We continue our work with the Business Leaders Initiative on Human Rights, an international business-led initiative aimed at developing practical business tools to incorporate human rights into day-to-day business decision-making. As part of this work, we addressed the informal interactive hearings of the General Assembly of the United Nations in June 2005 on how responsible business practices can help promote and fulfil the rights of everyone.
Community investment
The role of National Grid as a good corporate citizen is one that complements and adds value to our strategic ambitions and as such must be delivered through a consistent and integrated approach.
The Group’s Community Investment Policy provides a framework for ensuring that investment delivers benefits for our business and the communities involved. All community investment must develop our business, support our employees, support communities and enhance our reputation. To achieve these benefits, we focus our investment on three key themes to ensure that we maximise the impact of our investment: Skills and Education; Environment and Energy; and Community Development.
Through our Social Policy Committee, successful projects are being reviewed to determine whether they can be adopted in other parts of the business: for example, opportunities to transfer the successful ‘Young Offender Into Work Programme’ to the US, a wider implementation of the US Syracuse Recycling Centre model, and a sharing of best practice for fuel poverty initiatives across the UK and the US.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review About National Grid	29
Stakeholder engagement
National Grid has a diverse range of external stakeholders including customers, regulators, government and local communities. We adopt an open and constructive approach in our dealings with external audiences.
Stakeholder management includes coordinated activity ensuring appropriate engagement with the UK Government and Parliament, US Federal and State authorities and legislators, devolved assemblies, regulators and other key stakeholders. This is supplemented by business-specific stakeholder planning, enabling appropriate engagement mechanisms and agreements to be put in place in the context of the Group and the wider objectives of stakeholders.
Each of our businesses engages with relevant stakeholders, including customers, employees, contractors and the community, both in terms of the services we provide, the way that we operate and the impact that our activities have on each of our stakeholders.
Risk and uncertainties
As well as the opportunities we have to grow and develop our business, we face a number of risks and uncertainties in obtaining our objectives.
The most significant risk factors we have identified relate to:
■	changes in laws or regulation;
■	breaches in environmental or health and safety law or regulation;
■	network failure or inability to carry out critical non-network operations;
■	achievement of business performance objectives;
■	regulatory treatment of commodity costs passed through to consumers;
■	reputation damage from disruptions to supply, even if outside our control;
■	business development activities;
■	fluctuations in the US dollar or movements in interest rates, restrictions in borrowings and debt arrangements or changes in credit ratings;
■	pension scheme funding requirements;
■	changes in tax rates; and
■	changes in accounting standards.
These are described in more detail on pages 74 to 76. We also comment on financial risks and risk management ‘Financial position and financial management’ on pages 56 to 61.
Legal and related matters
In June 2005, Ofgem announced that certain aspects of the domestic gas metering business were to be investigated by it under the Competition Act 1998. Information requested as part of this investigation was provided to Ofgem in September 2005. On 17 May 2006, Ofgem issued a statement of objections detailing why it believes National Grid’s conduct is in breach of the Competition Act. We shall be responding to the statement of objections in due course.
Other developments
Other developments during the year that may affect us include the European Union Electricity Regulation, which requires a mandatory inter-operator compensation scheme to be established in respect of electricity transfers between member states. The scheme may be introduced in the course of 2006, although this is by no means certain. Any receipts from, or payments to, the scheme will have to be set against transmission charges and so the overall impact is expected to be neutral. The scheme could also have an impact on charging arrangements for the interconnector with France. The Regulation allows for other changes to be made to transmission tariffs and congestion management across member state borders, although details of these areas will only be developed over the coming year.
A European Union Directive concerning measures to safeguard security of natural gas supply is due for implementation in May 2006. This will ensure that member states have in place, and publish, policies and standards on gas security of supply. In addition, the Gas Regulation on conditions for access to gas networks was adopted by the European Union in September 2005 and will apply from 1 July 2006.
There are also a number of European Directives and Regulations in development covering many issues including electricity security of supply, harmonisation of access to gas systems and infrastructure development, where the precise impact on our businesses in the future is currently uncertain.
We expect the impact of these regulations on our businesses to be minimal.

30	Operating and Financial Review Key performance indicators	Annual Report and Accounts 2005/06 National Grid
Key performance indicators

Value	KPI	Description	Target	Results

Safety	Injuries to the public	Members of the public injured as a direct result of our operations†	Zero	2005/06: 20 2004/05: 52

	Employee lost time injury frequency rate	Injuries resulting in employees taking time off work (per 100,000 hours worked)	Zero	2005/06: 0.28 2004/05: 0.37

	Gas safety-related service standards	Proportion of uncontrolled gas escapes attended within one hour in the UK	97%	2005/06: 97.97% 2004/05: 98.46%

	UK gas distribution mains replacement	Length of gas main decommissioned	2005/06: 1,724km 2004/05: 1,492km	2005/06: in excess of 1,710 km 2004/05:1,458km

	Sickness absence rate	Proportion of available work days which are lost due to sickness	Zero work-related sickness‡	2005/06: 2.38% 2004/05: 2.69%

Reliability	Business-specific reliability and service quality measures are discussed in the business segment sections on pages 41, 44, 46, 50, 53 and 55.

Efficiency	Adjusted operating profit*	Operating profit from continuing operations excluding exceptional items and remeasurements	To increase each year	2005/06: £2,527 million 2004/05: £2,443 million

	UK gas distribution controllable costs	Operating costs over which we have direct control	Reduce controllable costs by 35% in real terms of their 2002 level by 31 March 2007	Achieved by 31 March 2006

Responsibility	Significant direct environmental incidents	Category 1 environmental incidents	Zero	2005/06: 22 2004/05: 23

	Greenhouse gas emissions tonnes per £m of revenue	CO2 equivalent emissions estimated to be directly or indirectly caused by our operations	60% reduction by 2050	2005/06: 1,110 2004/05: 1,680

	Fines from environmental citations and prosecutions	Financial quantity of fines imposed	Zero	2005/06: Zero 2004/05: US$3,000 and A$1,000

	Percentage of female employees	Proportion of employees who are female	We do not have specific targets – our aim is to ensure that we recruit the best candidates regardless of sex, race, disability, sexual orientation, age, religion or belief	2005/06: 23.4% 2004/05: 21.0%

	Percentage of ethnic minority employees	Proportion of employees who are from ethnic minorities		2005/06: 6.7% 2004/05: 6.0%

Shareholder value	Adjusted earnings per share**	Earnings per share from continuing operations excluding exceptional items and remeasurements	To increase sufficiently to support 7% dividend growth through to March 2008	2005/06: 46.7p 2004/05: 42.3p

	Operating cash flows	Cash generated from continuing operations	To increase each year	2005/06: £3,131 million 2004/05: £2,911 million

	Total shareholder return	Growth in share price, assuming reinvestment of dividends and returns of capital	To increase	2005/06: 22.9% 2004/05: 19.0%

	Capital expenditure	Additions to property, plant and equipment and to intangible assets	There is no numerical target for capital expenditure or for acquisitions, as each investment is different and is considered on its merits	2005/06: £2,062 million 2004/05: £1,518 million

	Investments in acquisitions	Consideration in respect of acquired businesses		2005/06: No acquisitions 2004/05: £1,151 million

†	Major injuries comprise fatalities and other injuries that require the person to receive hospital treatment or, in the UK, injuries reported under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations.
‡	The sickness absence rate includes absences resulting from both work-related and not work-related illnesses.
*	Operating profit from continuing operations including exceptional items and remeasurements increased from £2,142 million in 2004/05 to £2,439 million in 2005/06. See page 33.
**	Earnings per share from continuing operations including exceptional items and remeasurements increased from 36.3p in 2004/05 to 42.8p in 2005/06. See pages 35 and 36.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Performance during the year	31
Performance during the year
Operating performance
Safety performance
Against the significant safety improvements we have seen over the past three years, it is with great sadness that we record that there were six fatalities directly associated with our operations during 2005/06.
In October 2005, an employee died while working on our London gas distribution network. There is an investigation into the incident and we are working closely with the Health and Safety Executive. We have reviewed our procedures and equipment for use while working in gaseous environments and we are currently implementing an action plan under the management of a member of the UK gas distribution leadership team.
Two contractors died in a helicopter crash in Scotland while carrying out an aerial survey of our gas transmission network. There have also been three public fatalities resulting directly from our operations: an elderly person died after being hit by a vehicle from our UK gas distribution operations; in Zambia, a cyclist died in a collision with a car driven by an employee of our joint venture, Copperbelt Electricity Corporation; and, in the UK, a man died after parachuting illegally from an electricity pylon.
These were tragic events and our thoughts and deepest sympathies are with all those affected.
2004/05 lost time injuries were 160 excluding and 201 including the sold networks respectively. 2005/06 excludes three lost time injuries that occurred in the sold networks while still owned by National Grid.
Over the past 12 months, we have continued to see an encouraging improvement in our safety performance across the Group. Excluding the sold networks, 117 of our employees received injuries that resulted in them taking time off work during 2005/06 compared with 160 in 2004/05, a 27% reduction.
The lost time injury frequency rate provides a more accurate indicator of year-on-year performance than an absolute measure because it takes into account changing employee numbers resulting from acquisitions and disposals, such as the sales of the four UK gas distribution networks in 2005/06. The number of employee lost time injuries per 100,000 hours worked in 2005/06 fell to 0.28, a 24% improvement when compared with the previous year.
There has also been a significant reduction in the number of contractor lost time injuries across the Group, falling from 146 in 2004/05 to 119 in 2005/06, a 18.5% decrease.
In December 2005, the safety management aspects of National Grid Wireless’s integrated management system were certified to the international occupational health and safety management standard, OHSAS 18001.
In our UK Transmission and Distribution operations, we have reinforced our existing safety procedures by focusing on areas of our activities where there is most risk of serious injuries. We believe these procedures will help drive continual improvements in key areas.
In the US, we have unified our employee safety rules into an Employee Safety Handbook that incorporates the best practices from the New York and New England operations.
We have continued to focus on our employees’ health by promoting physical well-being, and highlighting mental health issues such as stress. In the UK, we published a stress management standard and implemented a drugs and alcohol policy, complementing those already in place for our US employees. In the US, we have promoted employee health and well-being by offering wellness programmes.
Around 2.38% of available work days were lost due to sickness absence compared with 2.69% for the previous year.

32	Operating and Financial Review Performance during the year	Annual Report and Accounts 2005/06 National Grid
Responsibility
This year has again seen external endorsement of our responsible business approach. We continue to feature in the Dow Jones Sustainability World and FTSE4Good indices. We are one of only two multi-utilities listed in the Dow Jones Sustainability World Index, confirming that our approach to responsible business is indeed world-class.
In May 2006, we were placed equal fourth in Business in the Community’s fourth Corporate Responsibility Index, a leading UK benchmark of responsible business, the only company to be ranked in the top five for three years running.
Ethics
In 2004/05, we reported on our website for the first time the number of substantiated breaches of our employee codes of business conduct. In 2005/06, there were 4.76 substantiated breaches per 1,000 employees compared with 8.04 in 2004/05. Offences include such things as internet and email abuse, misuse of company vehicles and other assets and climbing electricity pylons unattached. Disciplinary actions can range from a verbal warning to dismissal.
Environmental management
The number of significant environmental incidents in 2005/06 arising directly from our operations was 22, compared with 23 in the previous year. Incidents out of our control resulting from third party or weather-related damage to our networks was 25 compared with 11 for 2004/05.
There were no prosecutions by enforcing bodies resulting from these incidents. We received 10 environmental citations in 2005/06 compared with 14 in the previous year, although none attracted fines.
Contaminated land
In the UK, National Grid Property manages 382 contaminated sites. This compares with 470 sites in 2004/05, the reduction principally reflecting the transfer of sites as part of the sales of the four UK gas distribution networks in 2005. In the US, we have responsibility for approximately 190 contaminated sites, the vast majority of which are formerly owned manufactured gas plants.
During 2005/06, 35 sites in the UK and four sites in the US were remediated.
Together with the Environment Agency, we have sought judicial review to clarify the legal position with regard to the remediation of a site in Bawtry, Yorkshire following a decision by the Environment Agency that National Grid Gas plc was an appropriate party to be involved in the clean up of the land. The site has a long and complex history of ownership. On 17 May 2006, the High Court ruled in the Environment Agency’s favour. We intend to appeal this decision, which we believe is incorrect in law.
Climate change
The largest sources of direct emissions continue to be methane leakage and venting from our UK gas networks, while the largest source of indirect emissions is caused by losses across our electricity networks. Together these account for some 79% of our total emissions.
During 2005/06, our direct and indirect emissions of greenhouse gas amounted to some 10.2 million tonnes CO2 equivalent, the same as 2004/05 excluding the sold networks.
In 2005/06, emissions per £million of revenue amounted to some 1,110 tonnes CO2 equivalent compared with 1,680 tonnes for the previous year.
Inclusion and diversity
At 31 March 2006, of our 19,783 employees across the Group, 23.4% were females and 6.7% were from ethnic minority groups compared with 21.0% and 6.0% at 31 March 2005.
Community investment
The London Benchmarking Group model has been adopted to provide a framework for measuring and reporting the Group’s community investment contributions. Processes are now in place so that community investment spend across the Group can be captured and categorised according to the model, and spend against our agreed themes can be reported as described on page 28. During 2005/06, we invested some £7.7 million in support of community initiatives and relationships across Group operations.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Performance during the year	33
During 2005/06, we contributed £912 million (2004/05: £1 billion) to the communities we operate in, comprising employment, property and corporate taxes.
Business segment performance
The operating performance of each business segment is described in the business segment reviews on pages 38 to 55.
Financial performance
We report our financial results and position in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union. A summary of the effects of implementing IFRS and the principal differences from our results for the year ended 31 March 2005 previously reported under UK GAAP is on pages 62 and 63.
Continuing and discontinued operations
The financial results of our business segments (as described on page 20) and of other activities are presented within continuing operations.
The results of the four gas distribution networks sold on 1 June 2005 are no longer included within the UK gas distribution segment, but are instead presented as discontinued operations.
Use of adjusted profit measures
We separately disclose items of income and expenditure that are material, either by their nature or their size, and are relevant to an understanding of the Group’s financial performance. These include exceptional income or charges that do not relate to the underlying financial performance of the Group and remeasurement gains or losses arising from changes in the value of commodity contracts and of derivative financial instruments, recorded at fair value in the balance sheet.
In considering the financial performance of our businesses and segments, we use ‘business performance’ or ‘adjusted’ profit measures. References to ‘adjusted operating profit’, ‘adjusted profit before taxation’, ‘adjusted earnings’ and ‘adjusted earnings per share’ are stated before exceptional items and mark-to-market remeasurements of financial instruments and commodity contracts.
The Directors believe that the use of these adjusted measures best illustrates the underlying business performance of the Group. Excluding exceptional items and mark-to-market remeasurements of derivative financial instruments and commodity contracts removes their distorting impact in order to provide a clearer comparison from year to year.
Remeasurements arise on commodity contracts (other than normal sale and purchase contracts) and on financial instruments as these are recorded in the balance sheet at their fair values. Remeasurements included in operating profit relate to changes in the fair value of those commodity contracts resulting from movements in electricity and gas prices. Financial remeasurements relate to changes in the fair values of derivative financial instruments and in the fair value of commodity contracts resulting from changes in interest rates.
Operating financial performance
Years ended 31 March
	2006	2005
Continuing operations	£m	£m

Revenue	9,193	7,382
Other operating income	80	70
Operating costs excluding exceptional items and remeasurements	(6,746)	(5,009)

Adjusted operating profit	2,527	2,443
Exceptional items	(39)	(263)
Remeasurements	(49)	(38)

Total operating profit	2,439	2,142

The following tables set out the revenue, adjusted operating profit and operating profit of the Group by business segment.
Revenue by business segment
Years ended 31 March
	2006	2005
Continuing operations	£m	£m

UK electricity and gas transmission	2,710	1,995
US electricity transmission	310	284
UK gas distribution	1,222	1,113
US electricity and gas distribution	3,711	3,087
US stranded cost recoveries	511	409
Wireless infrastructure	325	208
Other activities	701	734

Total segmental revenues	9,490	7,830
Less: sales between business segments	(297)	(448)

Revenue	9,193	7,382

Segmental operating profit before exceptional items and remeasurements
Years ended 31 March
	2006	2005
Continuing operations	£m	£m

UK electricity and gas transmission	844	859
US electricity transmission	127	126
UK gas distribution	483	424
US electricity and gas distribution	364	375
US stranded cost recoveries	489	465
Wireless infrastructure	75	42
Other activities	145	152

Adjusted operating profit	2,527	2,443

Segmental operating profit after exceptional items and remeasurements
Years ended 31 March
	2006	2005
Continuing operations	£m	£m

UK electricity and gas transmission	843	857
US electricity transmission	127	119
UK gas distribution	432	333
US electricity and gas distribution	364	258
US stranded cost recoveries	440	427
Wireless infrastructure	70	29
Other activities	163	119

Operating profit	2,439	2,142

Details of the financial performance of business segments, including information on exceptional items and remeasurements, are included in the business segment reviews on pages 38 to 55.

34	Operating and Financial Review Performance during the year	Annual Report and Accounts 2005/06 National Grid
Revenue, operating costs and operating profit
The movements in the year in revenue and other operating income, operating costs and operating profit can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2004/05 results	7,452	(5,310)	2,142
Add back 2004/05 exceptional items and remeasurements	–	301	301

2004/05 adjusted results	7,452	(5,009)	2,443
Exchange on US operations	169	(125)	44

2004/05 constant currency results	7,621	(5,134)	2,487
UK electricity and gas transmission	715	(730)	(15)
US electricity transmission	13	(18)	(5)
UK gas distribution	113	(54)	59
US electricity and gas distribution	488	(516)	(28)
US stranded cost recoveries	84	(81)	3
Wireless infrastructure	114	(81)	33
Other activities	(26)	19	(7)
Sales between businesses	151	(151)	–

2005/06 adjusted results	9,273	(6,746)	2,527
2005/06 exceptional items and remeasurements	–	(88)	(88)

2005/06 results	9,273	(6,834)	2,439

The increases in revenue, operating costs and operating profit from 2004/05 to 2005/06 from exchange on US operations reflected the movement in the average US dollar to sterling exchange rate from $1.87:£1 in 2004/05 to $1.79:£1 in 2005/06.
Other operating income relates primarily to gains on the sales of property, which were £10 million higher in 2005/06 than in 2004/05.
The most significant increases in revenue and operating costs arose in UK electricity and gas transmission, including increased revenues and operating costs in respect of operating the Scottish electricity transmission networks following the introduction of the British Electricity Trading and Transmission Arrangements (BETTA), increased pass-through costs in US electricity and gas distribution and US stranded cost recoveries, and a full-year contribution from the Wireless infrastructure business. Revenue and costs also increased in UK gas distribution, with savings in controllable costs resulting in increased operating profit.
Adjusted operating profit increased by £40 million on a constant currency basis. This was driven by favourable results from UK capacity auctions in LNG storage and the French Interconnector, a continued focus on efficiencies, particularly in UK gas distribution, sustained volume growth in the US and a full-year contribution from the enlarged and growing Wireless infrastructure business.
These factors more than offset an increase in depreciation charges in UK electricity and gas transmission, lower system operator incentive profits also in UK electricity and gas transmission and the timing of the recovery of certain pass-through costs in the US.
Net operating exceptional charges of £39 million for 2005/06 consisted of £60 million of restructuring costs, primarily cost reduction programmes in UK gas distribution, and £21 million of gains relating to the disposals of joint venture investments. This compared with £263 million in 2004/05, comprising £121 million in restructuring costs (£82 million in UK gas distribution, £23 million in our US businesses and £16 million in other businesses), £41 million in exceptional pension charges in the US and £101 million of increases in environmental provisions.
Operating remeasurements of £49 million (2004/05: £38 million) relate to changes in the value of commodity contracts in the US carried in the balance sheet at fair value arising from movements in energy prices.
Total operating profit rose by £297 million from 2004/05 to 2005/06, resulting from an increase in adjusted operating profit of £84 million and a decrease in operating exceptional charges and remeasurements of £213 million as compared with 2004/05.
Earnings from continuing operations
Adjusted earnings

Years ended 31 March
	2006	2005
Continuing operations	£m	£m

Adjusted operating profit	2,527	2,443
Net finance costs excluding exceptional items and remeasurements	(606)	(706)
Share of post-tax results of joint ventures	3	3

Adjusted profit before taxation	1,924	1,740
Taxation excluding tax on exceptional items and remeasurements	(597)	(437)

Adjusted profit from continuing operations	1,327	1,303

Adjusted earnings per share from continuing operations	46.7p	42.3p

Earnings

Years ended 31 March
	2006	2005
Continuing operations	£m	£m

Total operating profit	2,439	2,142
Net finance costs	(663)	(706)
Share of post-tax results of joint ventures	3	3

Profit before taxation	1,779	1,439
Taxation	(562)	(319)

Profit from continuing operations	1,217	1,120

Earnings per share from continuing operations	42.8p	36.3p

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Performance during the year	35
Net finance costs
Net interest excluding exceptional finance costs and remeasurements decreased by £100 million from 2004/05 to 2005/06. This was primarily explained by the reduction in our net debt following the sales of the four UK gas distribution networks and a reduction in the interest charge related to pensions. This decrease is partially offset by the impact of a stronger US dollar.
Exceptional finance costs and remeasurements
Exceptional finance costs of £49 million in 2005/06 related to £39 million on the early repayment of debt and £10 million relating to the issue of B shares, as part of the return of capital to shareholders. The issue of the B shares was accounted for as debt, and the associated issue costs recorded as an exceptional finance cost.
Financial remeasurements of £8 million relate to net gains on derivative financial instruments and the financial element of commodity contract revaluations.
Taxation
A net charge of £562 million arose in 2005/06, compared with £319 million in 2004/05. This reflects net tax credits amounting to £35 million and £118 million in respect of exceptional items and remeasurements in 2005/06 and 2004/05 respectively. The effective tax rate was 32% for 2005/06 and 22% for 2004/05.
Excluding the effect of net tax credits on exceptional items and remeasurements, the effective tax rate for 2005/06 and 2004/05 was 31% and 25% respectively, compared with a standard UK corporation tax rate of 30% for both years.
A reconciliation of the main components giving rise to the difference between the relevant effective tax rate and the UK standard corporation tax rate is shown in note 11 to the accounts.
Exchange rates
The weighted average exchange rate used to translate all US dollar results into sterling for 2005/06 and 2004/05, being $1.79:£1 and $1.87:£1 for each year respectively. The balance sheets at 31 March 2006 and 31 March 2005 have been translated at $1.74:£1 and $1.89:£1 respectively.
Exchange rate movements impacted the translation of US dollar denominated adjusted operating profit and operating profit for 2005/06 compared with 2004/05. If 2004/05 was translated on a comparable basis, using the 2005/06 average exchange rate of $1.79:£1, adjusted operating profit and operating profit for 2004/05 would have been £44 million and £37 million higher respectively.
The effect of movements in the US dollar exchange rate on adjusted operating profit and operating profit was largely offset by the increased sterling cost of US dollar debt taken out to finance US dollar denominated investments and the reduced sterling cost of US taxes. As a result, adjusted profit for the year and profit for the year from continuing operations for 2004/05 would have been £23 million and £19 million higher respectively if translated at the 2005/06 average exchange rate of $1.79:£1.
Profit for the year from continuing operations
Profit for the year from continuing operations increased from £1,120 million in 2004/05 to £1,217 million in 2005/06 as a consequence of the changes in operating profit, net finance costs and taxation.
Adjusted profit measures
The following tables reconcile the adjusted profit measure to the corresponding total profit measure in accordance with IFRS.
a) Reconciliation of adjusted operating profit to total operating profit

Years ended 31 March
	2006	2005
Continuing operations	£m	£m

Adjusted operating profit	2,527	2,443
Exceptional operating items	(39)	(263)
Operating remeasurements	(49)	(38)

Total operating profit	2,439	2,142

Adjusted operating profit is presented on the face of the income statement under the heading ‘Operating profit — before exceptional items and remeasurements’.
b) Reconciliation of adjusted profit before taxation to profit before taxation

Years ended 31 March
	2006	2005
Continuing operations	£m	£m

Adjusted profit before taxation	1,924	1,740
Exceptional operating items	(39)	(263)
Operating remeasurements	(49)	(38)
Exceptional finance costs	(49)	–
Financial remeasurements	(8)	–

Total profit before taxation	1,779	1,439

Adjusted profit before taxation is presented in note 11 to the accounts under the heading ‘Profit before taxation before exceptional items and remeasurements’.
c) Reconciliation of adjusted earnings to earnings (profit for the year)

Years ended 31 March
	2006	2005
Continuing operations	£m	£m

Adjusted earnings	1,327	1,303
Exceptional operating items	(39)	(263)
Operating remeasurements	(49)	(38)
Exceptional finance costs	(49)	–
Financial remeasurements	(8)	–
Tax on exceptional items and remeasurements	35	118

Earnings	1,217	1,120

Adjusted earnings is presented on the face of the income statement under the heading ‘Profit from continuing operations after taxation before exceptional items and remeasurements’.
Earnings per share from continuing operations
The following table sets out the adjusted basic earnings per share and basic earnings per share from continuing operations for 2005/06 and 2004/05 and reconciles the differences between them.

36	Operating and Financial Review Performance during the year	Annual Report and Accounts 2005/06 National Grid

Years ended 31 March
	2006	2005
Continuing operations	pence	pence

Adjusted basic earnings per share	46.7	42.3
Exceptional operating items	(1.4)	(8.5)
Exceptional finance costs	(1.7)	–
Tax on exceptional items	0.9	3.3
Remeasurements	(2.0)	(1.2)
Tax on remeasurements	0.3	0.4

Earnings per share	42.8	36.3

Adjusted basic earnings per share for 2005/06 increased by 4.4 pence, an increase of 10% compared with 2004/05. This reflected the increase in adjusted profit for the year from continuing operations and the share consolidation in August 2005 following the £2 billion return of value to shareholders.
Earnings per share from continuing operations increased from 36.3 pence in 2004/05 to 42.8 pence in 2005/06, reflecting the increase in adjusted earnings, combined with lower exceptional items and remeasurements, and the impact of the share consolidation.
Diluted earnings per share from continuing operations was 42.6 pence in 2005/06, 0.2 pence lower than basic earnings per share, compared with 36.2 pence per share in 2004/05 (0.1 pence lower). The principal reason for the dilution in 2005/06 and 2004/05 relates to employee share option schemes.
Discontinued operations

	2006	2005
Years ended 31 March	£m	£m

Revenue	168	1,102
Operating costs before exceptional items	(107)	(592)

Adjusted operating profit	61	510
Exceptional items	(15)	(74)

Operating profit	46	436
Share of post-tax results of joint ventures	–	(5)
Taxation	(18)	(140)

Profit from discontinued operations	28	291
Gain on disposal of discontinued operations	2,605	13

Profit for the year	2,633	304

Discontinued operations primarily comprise the four regional gas distribution networks we sold on 1 June 2005. Revenues, operating costs before exceptional items and adjusted operating profit in 2005/06 are substantially lower than 2004/05 as they relate to a two-month period rather than a full year. In addition, revenue for those two months is proportionally lower due to seasonality.
The exceptional charge of £15 million in 2005/06 arose from the payment of a fine relating to one of the sold networks. The exceptional items in 2004/05 related to costs incurred in preparation for the disposal of the networks and to reorganisations, primarily due to cost reduction programmes.
The Group’s share of post-tax results of joint ventures in 2004/05 relates to Citelec, which was sold in August 2004.
The gain on disposal of discontinued operations in 2005/06 relates to the sales of gas distribution networks and in 2004/05 to Citelec.
Earnings per share from discontinued operations in 2005/06 was 92.8 pence, which includes 91.8 pence relating to the gain on disposal of four regional gas distribution networks. This compares with 9.9 pence in 2004/05.
Net profit and total earnings per share for the year
Net profit from both continuing and discontinued operations was £3,850 million in 2005/06 (£1,424 million in 2004/05).
Total earnings per share from both continuing and discontinued operations was 135.6 pence in 2005/06 (46.2 pence in 2004/05).
Cash flows
Cash flows from operating activities
Cash generated from continuing operations was £3,131 million in 2005/06, compared with £2,911 million in 2004/05. This included cash outflows relating to exceptional items of £118 million and £120 million respectively. After reflecting cash flows relating to discontinued operations and tax paid, net cash inflow from operating activities was £2,971 million, compared with £3,308 million in 2004/05.
Net corporate tax payments amounted to £140 million in 2005/06, compared with £150 million in 2004/05.
Cash flows from investing activities
Cash outflows from continuing operations investing activities fell from £2,652 million in 2004/05 to £1,713 million in 2005/06, as 2004/05 included £1,122 million in respect of the acquisition of the UK operations of Crown Castle International Corp. (£1,109 million) and a US telecommunications tower operation (£13 million). Cash flows relating to discontinued operations included £5,750 million of disposal proceeds and £115 million of cash outflows from investing activities, compared with £323 million in 2004/05.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Performance during the year	37
Purchases of tangible and intangible fixed assets net of disposal proceeds absorbed cash of £1,748 million compared with £1,484 million in 2004/05.
Cash flows from financing activities
Net cash used in financing activities of £5,712 million in 2005/06 (compared with £325 million in 2004/05) included £1,957 million in respect of the £2 billion return of value to shareholders.
Payments to providers of finance, in the form of net interest and dividends, totalled £1,449 million in 2005/06 compared with £1,390 million in 2004/05.
Net interest cash outflows fell from £762 million in 2004/05 to £704 million in 2005/06. The reduction reflected the beneficial impact of refinancing debt, lower short-term interest rates, the stronger US dollar and receipt of £5.8 billion proceeds from the four network sales.
£2 billion return to shareholders
Following the successful completion of the sales of four regional gas distribution networks for proceeds of £5.8 billion, we implemented a B share scheme to return £2 billion to shareholders in a tax efficient manner.
Dividends
Dividends in respect of the financial year

	2006	2005	2004	2003	2002
Dividends	pence	pence	pence	pence	pence

Interim	10.2	8.5	7.91	6.86	6.46
Final	15.9	15.2	11.87	10.34	9.58

Total	26.1	23.7	19.78	17.20	16.04

Dividends per ADS	$	$	$	$	$

Interim	0.88	0.79	0.67	0.54	0.47
Final	1.51	1.38	1.05	0.84	0.73

Total	2.39	2.17	1.72	1.38	1.20

The proposed total ordinary dividend for 2005/06 amounts to £709 million or 26.1 pence per ordinary share. This represents an increase of 10% over the previous year’s ordinary dividend per share of 23.7 pence (£731 million).
The above amounts exclude the return of £2 billion to shareholders through the B share scheme.
The total ordinary dividend per share was covered 1.8 times by adjusted earnings per ordinary share (2004/05 covered 1.8 times) and covered 1.6 times by earnings per ordinary share from continuing operations (2004/05 covered 1.5 times).
The table above shows the ordinary dividends paid or payable by National Grid for the past five financial years. These dividends do not include any associated UK tax credit in respect of such dividends. The table excludes dividends paid or payable by Lattice Group prior to the merger with National Grid Group on 21 October 2002.
Dividends expressed in US dollars per ADS in the table above reflect the actual amount paid to ADS holders, expressed to two decimal places, with respect to all amounts with the exception of the final ordinary dividend for 2005/06. The final ordinary dividend per ADS for 2004/05 reflects the declared US dollar amount expressed to two decimal places.
In accordance with IFRS, the final dividend proposed in respect of each financial year is now reported in the financial statements for the subsequent year. As a consequence, the final dividend proposed to shareholders for 2005/06 of 15.9 pence per share, amounting to £433 million, will be reported in the financial statements for the year ending 31 March 2007.

38	Operating and Financial Review UK electricity and gas transmission	Annual Report and Accounts 2005/06 National Grid
UK electricity and gas transmission
About the segment
Principal activities
Our UK electricity and gas transmission segment has the following principal activities:

Electricity transmission owner	We own the electricity transmission system in England and Wales.
Our electricity assets comprise approximately 4,500 miles of overhead line, about 415 miles of underground cable and 337 substations at 240 sites.

Electricity system operator	We are the Great Britain System Operator, responsible for managing the operations of both the England and Wales transmission system that we own and also the two high-voltage electricity transmission networks in Scotland.
Day-to-day operation of the Great Britain electricity transmission system involves the continuous real-time matching of demand and generation output, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency.

Gas transmission owner	We own the gas transmission network in Great Britain.
This comprises approximately 4,300 miles of high pressure pipe and 26 compressor stations, connecting to eight distribution networks and to third party independent systems for onward transportation of gas to end consumers.

Gas system operator	We operate the gas transmission network. Day-to-day operation includes balancing supply and demand, maintaining satisfactory system pressures and ensuring gas quality standards are met.

French interconnector	We own and operate the UK assets, and a portion of the subsea cables, that comprise the electricity interconnector between England and France as part of a joint arrangement with the French transmission operator, RTE.

LNG storage	We own and operate four liquefied natural gas (LNG) storage facilities in the UK.

External and regulatory environment
The electricity network infrastructure in the UK primarily comprises three electricity transmission networks (one in England and Wales and two in Scotland) and twelve regional electricity distribution networks. In general, electricity generated is transmitted over the electricity transmission networks to the twelve regional electricity distribution companies, which distribute electricity to end consumers on behalf of electricity suppliers.
The energy markets in the UK are regulated by Ofgem, which has the responsibility for promoting competition, wherever appropriate, and for regulating the companies that own and operate the infrastructure through which electricity and gas are delivered.
The functioning of the electricity market in Great Britain is governed by the British Electricity Trading and Transmission Arrangements (BETTA), which became effective on 1 April 2005.
The gas infrastructure in the UK primarily comprises the gas transmission network and eight regional gas distribution networks. Gas is input into the gas transmission network, which connects with each of the eight regional gas distribution networks, which in turn distribute gas to consumers. Detailed arrangements for the gas industry are provided through the Uniform Network Code issued by Ofgem, which defines the obligations, responsibilities and roles of the industry participants.
Certain consumers, primarily large industrial users, receive electricity or gas direct from the relevant transmission network.
Through our subsidiary, National Grid Electricity Transmission plc, we are the sole holder of an electricity transmission licence for England and Wales. This licence also covers our role as the Great Britain System Operator. We have a duty under the Electricity Act 1989 to develop and maintain an efficient, coordinated and economical system of electricity transmission and to facilitate competition in the supply and generation of electricity. Charges to users of the transmission networks comprise two principal elements: Transmission Network Use of System charges in respect of the electricity transmission owner activity and Balancing Services Use of System charges in respect of the electricity system operator activity. We collect these charges from all Great Britain transmission network users and make payments to the owners of the Scottish transmission networks for the element of the Transmission Network Use of System charges that relate to their networks.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review UK electricity and gas transmission	39
Through our subsidiary National Grid Gas plc, we hold a gas transporter licence in respect of the gas transmission network. We have a duty under the Gas Act 1986 to develop and maintain an efficient and economical pipeline system for the conveyance of gas. Under the terms of our licence, we receive income through charges to shippers for entry and exit capacity (gas transmission owner and gas system operator activity) and commodity charges (gas system operator activity).
Ofgem sets price controls in respect of the amounts that can be charged by the owners and operators of electricity and gas infrastructure in the UK. The current price controls in respect of our electricity transmission owner activities commenced on 1 April 2001 and were originally intended to continue until 31 March 2006, but have been extended to 31 March 2007. The current price controls in respect of our gas transmission owner and gas system operator activities commenced on 1 April 2002 and are due to continue until 31 March 2007. The next five-year price control periods for both electricity and gas transmission activities are due to commence on 1 April 2007.
The electricity interconnector between England and France and our LNG storage facilities do not form part of our electricity and gas transmission networks respectively and are each separately regulated via a financial ring-fencing arrangement. A portion of the LNG storage capacity is set aside to support network operating requirements, with remaining capacity sold to gas shippers.
Business drivers
As electricity transmission owner and gas transmission owner, we own and maintain the physical assets, develop the networks to accommodate new connections and disconnections, and manage a programme of asset replacement and investment to ensure the long-term reliability of the respective networks.
As electricity system operator and gas system operator, we undertake a range of activities necessary for the successful delivery in real-time of secure, reliable and efficient energy. In the case of electricity this involves the continuous real-time balancing of supply and demand, involving balancing services that include commercial arrangements with market participants that enable electricity demand or generation output to be varied. In the case of gas we ensure the system is balanced with supply and demand at the end of each day and we are required to maintain levels of short-term gas reserves to ensure that domestic and other non-daily metered gas supplies can be maintained during prolonged cold conditions.
The principal business drivers for our UK electricity and gas transmission activities include:
■	the price controls set by Ofgem, which determine the prices that can be charged to users of the electricity and gas transmission networks;
■	capital investment, which drives the regulatory asset value, a key component in determining our allowed revenues under our price controls;
■	our ability to operate reliably, and so to earn incentives for good performance and avoid penalties for poor performance;
■	meeting regulatory targets for management of the electricity and gas systems, generating incentives for good performance; and
■	our ability to operate efficiently.
Our principal business drivers are considered to be the following:

Business driver	Description

Price controls	The charges that we can make for access to our electricity and gas transmission systems are currently determined by a formula linked to retail price inflation (RPI). For electricity this is set at RPI –1.5% and for gas RPI –2%. These formulae are based upon Ofgem’s estimates of operating expenditure, capital expenditure and asset replacement, together with an allowed rate of return. The current rate of return is set at a real pre-tax rate of 6.25% on our regulatory asset value for both our electricity and gas networks. Our electricity regulatory asset value as of 31 March 2006 is estimated at approximately £5.6 billion (£5.3 billion March 2005) and for gas £2.8 billion (£2.5 billion March 2005).

Reliability	We are subject to an incentive scheme based on the reliability of the electricity transmission network in England and Wales. This is based on achieving reliability in excess of 99.9999%.
For 2006/07 there is the potential to earn additional revenue up to 1% if loss of supply is less than 248 MWh. For loss of supply in excess of 274 MWh up to a collar of 635 MWh we can potentially lose up to 1.5% of revenue.

Efficiency	Both of our gas and electricity system operations (SO) have incentive schemes where, if we operate our networks more efficiently than Ofgem’s forecasts, we can increase our revenues.
Our electricity SO external incentive, the Balancing Services Incentive Scheme (BSIS), has historically been agreed on an annual basis. For the 2006/07 scheme, we decided not to accept Ofgem’s proposals for the BSIS target. We considered that neither of Ofgem’s external proposals offered an appropriate balance of risk and reward. Normal arrangements for the operation of the system and management of payments will continue, but without a financial incentive. We are at all times obligated under our transmission licence to operate the system in an economic and efficient manner.
For gas we have seven incentive schemes covering activities such as cost of investment for additional capacity, managing constraints, the cost of purchasing shrinkage gas (gas used in operating the system or lost during transport) and other gas system operation costs.

40	Operating and Financial Review UK electricity and gas transmission	Annual Report and Accounts 2005/06 National Grid
Current and future developments
British Electricity Trading and Transmission Arrangements (BETTA)
On 1 April 2005 we became responsible for operating the Great Britain transmission system, setting charges and maintaining the charging statements for all transmission users in Great Britain. As a consequence, under the regulatory arrangements for BETTA, the Anglo-Scottish interconnector (previously subject to separate commercial agreements outside the regulated business) is now subject to price control in the same manner as other network infrastructure in the regulated businesses of Scottish Power and National Grid.
On 28 October 2005, the judicial review sought by Scottish Power of the Gas and Electricity Markets Authority’s decision to approve the Great Britain Electricity Transmission Network Use of System charging methodology developed and proposed by National Grid and Ofgem was dismissed.
Gas transporter licence
On 1 May 2005 our gas transporter licence specific to our gas transmission network was amended to facilitate the distribution network sales. The five gas transporter licenses relevant to the gas distribution networks were amended at the same time, four of which were subsequently transferred to the four sold distribution networks on 1 June 2005.
UK energy market developments
The UK is entering a period of changing supply patterns for both gas and electricity. The sources of gas and electricity are shifting, with the decline in UK continental shelf (UKCS) gas reserves and the Government’s emphasis on combating climate change and encouragement of renewable generation. We also continue to see trends towards greater use of gas in power generation with the UK moving towards a low carbon economy.
We continue to work with the UK Government and Ofgem to make possible the necessary investments in the electricity transmission network to support the development of renewable energy projects. The final Transmission Investment for Renewable Generation proposals from Ofgem recognised the need to invest in networks to accommodate renewables. Funding costs for £108 million of investment will be allocated to our electricity transmission owner activity allowable revenue for the upgrade of the Anglo-Scottish interconnector (conditional on the satisfactory outcome of key planning consent issues in Scotland). At this time access has been sought by over 13 GW of renewable generation consisting of over 200 offers in Scotland. For England and Wales offers have been made to 5 GW of renewable generation.
As a consequence of the decline in gas production from the UK continental shelf, our latest forecast is that the UK will import around 50% of its gas requirements by the end of the decade.
Activity to increase import capability has involved the development of gas interconnectors and LNG importation facilities by National Grid and other market participants. These include the Norwegian interconnector and the LNG import facility at Milford Haven in addition to our LNG import facility on the Isle of Grain.
A number of gas pipeline and compressor projects are being progressed to meet these developments. Around 90 miles of gas pipeline is being constructed from Ganstead to Asselby in the region of Humberside and from Pannal in North Yorkshire to Nether Kellet in Lancashire to enable increased imports at Easington. Around 206 miles of new pipeline is being built in South Wales and Gloucestershire to cater for the Milford Haven importation facility, which is to be connected during the 2007/08 gas supply year. These projects, responding to meet the changing supply sources, require over £1,000 million in capital expenditure on the gas transmission network in the period up to 2008/09.
Gas supply
In 2004 our gas transporter safety case was amended to include a system of ‘safety monitors’. These monitor levels define minimum levels of gas storage required to ensure continued and safe delivery of gas to all domestic and other non-daily metered customers under prolonged Winter conditions.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review UK electricity and gas transmission	41
For winter 2005/06 we worked with Ofgem and the industry to enhance the level of information that is available to the market to further promote industry participant response to the gas supply/demand position. Of particular note is the introduction of the Daily Summary Report, available on the National Grid website and the introduction of the Gas Balancing Alert. This system is designed to highlight to the market that a reduction in demand might be required when the supply and demand balance is very tight.
Emissions trading
The European Union emissions trading scheme commenced on 1 January 2005. Its purpose is to reduce the level of carbon dioxide emitted by placing a financial incentive on participants to reduce their emissions of this greenhouse gas. Allowances are granted to participants in accordance with a national allocation plan and any shortfall or surplus can be traded with other participants.
Our carbon dioxide emissions between 1 January and 31 December 2005 in the UK were broadly in line with our allocation, and so the scheme did not have a material financial effect on our results in 2005/06. We similarly do not expect the scheme to have a significant impact on our results in 2006 or 2007. Phase 2 of the emissions trading scheme, covering the period from 1 January 2008 to 31 December 2012, is in the process of being negotiated.
Capital investment
Investment in electricity and gas transmission networks is, by its nature, variable and is largely driven by changing sources of supply and asset replacement requirements. The gas transporter and electricity transmission licences oblige us to provide connections and capacity upon request.
The bulk of the current electricity transmission network was installed during the 1960s and 1970s, with main plant asset lives typically of between 40 and 50 years. Over the next few years, we anticipate substantially increasing investment on replacing parts of our UK electricity network as these assets become due for renewal.
In addition, parts of the gas transmission network are reaching the end of their lives. These are mainly compressor stations, control systems and valves (ie above ground assets and not the high pressure pipes). This, together with work required to meet changing supply sources, means that the UK electricity and gas transmission business will be embarking on a significant increase in investment and network renewal.
To meet the increasing programme of work, we have been exploring ways to work more efficiently and collaboratively with major suppliers and contractors to manage the increase in workload effectively.
Performance during the year
Operating performance
The winter of 2005/06 saw demand from the electricity transmission network in England and Wales hit a peak of 53.73 GW. This compares with the previous year’s peak of 53.29 GW.
The total amount of electricity transmitted for 2005/06 was 312,399 GWh compared with 308,305 GWh for 2004/05.
2005/06 saw a maximum gas demand of 411 mcm on 1 February 2006. This decrease on the previous year’s peak of 418 mcm was partly due to increased demand-side response reflecting the high gas prices that have been experienced this winter.
Our progress against our operating performance objectives during the year included the following:

Objective	Performance

Safety	During 2005/06 there were 14 lost time injuries compared with 8 in 2004/05. The lost time injury frequency rate increased to 0.28 in 2005/06 from 0.17 in 2004/05.

Reliability	Electricity transmission network reliability in 2005/06 was 99.99990%. This compared with 99.99998% in 2004/05. Our target reliability is 99.99990%.

Average annual availability of our electricity network in 2005/06 was 95.09%. This compared with 95.3% in 2004/05.

This reflects the increased amount of asset replacement activity to ensure the reliability of the network for years to come.

System availability at winter peak demand was 97.9% in 2005/06 compared with 97.6% in 2004/05.

Compressor fleet performance during 2005/06 improved with the average time between compressor failures at 10% above our five-year average.

42	Operating and Financial Review UK electricity and gas transmission	Annual Report and Accounts 2005/06 National Grid
Financial performance
The results for the UK transmission segment for the years ended 31 March 2006 and 2005 were as follows:

	2006	2005
Years ended 31 March	£m	£m

Revenue	2,710	1,995
Operating costs excluding exceptional items	(1,866)	(1,136)

Adjusted operating profit	844	859
Exceptional items	(1)	(2)

Operating profit	843	857

The principal movements between 2004/05 and 2005/06 can be summarised as follows:

		Operating	Operating
	Revenue	costs	profit
	£m	£m	£m

2004/05 results	1,995	(1,138)	857
Add back 2004/05 exceptional items	–	2	2

2004/05 adjusted results	1,995	(1,136)	859
LNG storage	34	(4)	30
French interconnector	43	(3)	40
Balancing Services Incentive Scheme	214	(235)	(21)
Scottish networks pass-through	259	(259)	–
Transmission owner depreciation and amortisation	–	(83)	(83)
Other	165	(146)	19

2005/06 adjusted results	2,710	(1,866)	844
2005/06 exceptional items	–	(1)	(1)

2005/06 results	2,710	(1,867)	843

The £715 million increase in UK electricity and gas transmission revenue comparing 2005/06 with 2004/05 was mainly due to higher incentivised costs associated with the Balancing Services Incentive Scheme (BSIS), which flow through to revenue, and the collection of Transmission Network Use of System charges under BETTA on behalf of the Scottish network owners. Beneficial outcomes from the capacity auctions in the LNG and electricity interconnector markets have resulted in higher revenues compared to 2004/05. Other higher revenues reflect favourable timing and inflationary impacts, and higher pass through of costs partly reduced by the transfer of the Scottish Interconnector into the electricity transmission regulated business under BETTA.
Operating costs, excluding exceptional items, increased by £730 million in 2005/06 compared to 2004/05. This is due to higher incentivised BSIS costs resulting from higher constraint, margin and energy balancing costs, and Transmission Network Use of System charges owed to the Scottish networks owners under BETTA which became effective from 1 April 2005. Transmission owner depreciation and amortisation has increased by £83 million largely due to higher accelerated depreciation associated with early asset write-offs and an increase in core depreciation reflecting the ramp up in the capital programme. Higher other operating costs reflected higher pass through costs partly offset by the transfer of the Scottish Interconnector as referred to above.
The £15 million decrease in UK electricity and gas transmission adjusted operating profit comparing 2005/06 with 2004/05 reflected the movement in revenue and operating costs as described above.
The £1 million exceptional charge in 2005/06 relates to pension-related elements of the Way Ahead programme in UK gas distribution that have affected UK electricity and gas transmission.
Capital expenditure
Capital investment in the replacement, reinforcement and extension of the UK electricity and gas transmission networks in 2005/06 was £890 million compared with £529 million in 2004/05.
In 2005/06, 50% or £265 million (2004/05: 41% or £163 million) of electricity transmission capital expenditure was related to asset replacement, reflecting the increasing need to replace transmission network assets, many of which were commissioned in the 1960s.
In addition, 2005/06 has seen a substantial increase in the level of capital investment in gas pipeline projects, some £156 million higher than 2004/05.

	2006	2005
	£m	£m

Property, plant & equipment	799	464
Intangible assets	91	65

Capital investment	890	529

This includes £41 million of additions relating to emissions allowances received during 2005/06.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review US electricity transmission	43
US electricity transmission
About the segment
Principal activities
In the US, we own and operate an electricity transmission network of approximately 9,000 miles spanning upstate New York, Massachusetts, Rhode Island, New Hampshire and Vermont. Our US electricity transmission facilities operate at voltages ranging from 69 kV to 345 kV, utilising nearly 8,900 miles of overhead lines, 94 miles of underground cable and 496 substations. We are the largest electricity transmission service provider in the northeastern US by reference to the length of these high-voltage transmission lines. In addition, we own and operate a 139-mile direct current transmission line rated at 450 kV that is a key section of an interconnector between New England and Canada.
External and regulatory environment
In New England and New York, our transmission business operates within two independent organisations, ISO New England, a regional transmission organisation (RTO), and New York ISO, an independent system operator (ISO). These non-profit entities are the system operators for the New England and New York networks. As system operators, the ISOs are responsible for operating wholesale markets for energy, operating reserves and capacity, maintaining the operating reliability of the New England and New York networks, coordinating the activities of the transmission owners, and managing transparent transmission expansion planning processes.
We are one of several transmission owners operating within each of these ISOs. The transmission owners are responsible for certain aspects of the operation of the facilities they each own, such as maintenance, equipment restoration and switching operations. National Grid works closely with ISO New England and New York ISO to support efficient market and network operations and transmission investment.
Business drivers
The revenue for our transmission business in New England and New York is collected from transmission customers, including our US electricity distribution network businesses, pursuant to tariffs approved by state utility commissions and by the Federal Energy Regulatory Commission (FERC).
In New York, efficient and reliable operations within our long-term rate plan are our primary business drivers.
In New England, efficient operations are also key; however, the rate structure is such that network availability, energy deliveries and operational expenditure spend are all ‘pass-through’ items. We neither gain nor lose from variability of any of these. The tariff allows for recovery of, and a return on, new investment entering service.
Current and future developments
Energy Policy Act
The Energy Policy Act of 2005 was enacted in August 2005 and contained several important provisions that affect our transmission business. Among other things, the federal legislation called for FERC to finalise its transmission pricing policy, providing incentives for transmission investment and independence, the establishment of an electric reliability organisation for new mandated reliability standards and federal backstop siting authority for transmission facilities located within to-be-designated national interest electricity transmission corridors. The focus of the legislation is to further the reliability and economic efficiency of the US electricity transmission network.
Regulation
Consistent with the FERC’s proposed pricing policy and the financial incentives for joining a RTO, following ISO New England’s filing to become a RTO, we have applied for an increased rate of return for our New England assets. This application is still under review by the FERC.
We have been pursuing a regional planning process with the New York ISO to identify regional transmission needs. Progress has been made and the New York ISO is in the first year of its reliability planning process implementation. The New York ISO has identified reliability needs and is in the process of evaluating both regulated and market solutions to meet those needs.
Capital investment
We expect a significant level of investment in New England to deliver our regional system expansion planning process projects. There will also be an increase in investment in New York in order to address asset replacement requirements and maintain the safety and reliability of the network.

44	Operating and Financial Review US electricity transmission	Annual Report and Accounts 2005/06 National Grid
Performance during the year
Operating performance
Our progress against our objectives during the year included the following:

Objective	Performance

Safety	US electricity transmission had a lost time injury frequency rate of zero during 2005/06, extending the time since the last lost time injury to 35 months.

Reliability	Average annual network availability in 2005/06 was 98.7%. This compared with 98.55% in 2004/05.
Overall average network availability was similar in New England and New York, for both summer and winter.

Financial performance

		2005
		constant
	2006	currency	2005
Years ended 31 March	£m	£m	£m

Revenue	310	297	284
Operating costs excluding exceptional items	(183)	(165)	(158)

Adjusted operating profit	127	132	126
Exceptional items	–	(8)	(7)

Operating profit	127	124	119

The principal movements between 2004/05 and 2005/06 can be summarised as follows:

		Operating	Operating
	Revenue	costs	profit
	£m	£m	£m

2004/05 results	284	(165)	119
Add back 2004/05 exceptional items	–	7	7

2004/05 adjusted results	284	(158)	126
Exchange rate movements	13	(7)	6

2004/05 constant currency results	297	(165)	132
Tariff adjustment	7	(7)	–
Other	6	(11)	(5)

2005/06 results	310	(183)	127

The average exchange rates used to translate the results of US operations during 2005/06 and 2004/05 were $1.79:£1 and $1.87:£1 respectively. To illustrate underlying performance, the impact of exchange rate movements has been separated from other changes by also presenting the operating results for 2004/05 on a constant currency basis, using the average exchange rate for 2005/06 of $1.79:£1.
The £13 million increase in revenue comparing 2005/06 with 2004/05 on a constant currency basis was due to a one-off adjustment of £7 million to revenues collected from US electricity distribution affiliates under the RTO tariff (there is a corresponding adjustment in operating costs) and generally higher returns in New England, the beneficial timing impact of revenue collection in New York and higher pass-through costs in New England and the interconnector between New England and Canada. Partly offsetting these increases was lower revenue from GridAmerica, following cessation of its operations with effect from 1 November 2005, and a one-off refund associated with a prior period billing error in New England.
Operating costs, excluding exceptional items, increased by £18 million in 2005/06 compared to 2004/05. This is due to the £7 million operating cost adjustment referred to above; higher payroll and associated benefits costs in New York; a one-off write-off of interconnection related costs; and generally higher costs to address reliability issues; partly offset by lower operating costs in GridAmerica following its cessation of operations.
The £1 million overall increase in adjusted operating profit and operating profit reflects a favourable exchange rate impact of £6 million, largely offset by the net £5 million movement in revenue and operating costs as described above.
Capital expenditure
Capital investment in the replacement, reinforcement and extension of the US electricity transmission networks in 2005/06 was £91 million compared with £74 million in 2004/05.
This increase in capital expenditure principally reflects additional planned asset replacement in New England to increase reliability and system security as well as facilitating an increase in transfer capability into Boston.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review UK gas distribution	45
UK gas distribution
About the segment
Principal activities
Our UK gas distribution segment comprises almost half of Great Britain’s gas distribution network, and remains the largest gas distribution network in the country, consisting of approximately 82,000 miles of distribution pipelines.
We transport gas on behalf of approximately 70 active gas shippers from the gas transmission network through our four retained regional distribution networks to around 11 million consumers.
We continue to be responsible for the safety, development, maintenance and daily operation of our UK gas distribution networks.
We also continue to manage the national emergency number (0800 111 999) for our networks, the sold networks and the other gas transporters. During 2005/06 we handled around 2.5 million calls to the national emergency number.
External and regulatory environment
Gas is piped from the gas transmission network into each of the eight regional gas distribution networks, which in turn distribute gas to consumers.
Detailed arrangements for the gas industry are provided through the Uniform Network Code (as approved by Ofgem, from time to time), which defines the obligations, responsibilities and roles of the industry participants.
We hold a single gas distribution transporter licence, which authorises us to operate the four gas distribution networks we own. However, each of our four networks has its own separate price control, which establishes the prices we can charge for the services provided by each network.
Each network’s separate regulatory asset value associated with its distribution assets was originally allocated to it using an estimate of the UK gas distribution business’s regulatory asset value as at 1 April 2002. The allocation was aimed at minimising unnecessary regional differentials in transportation charges.
Business drivers
Our principal business drivers are considered to be the following:

Business driver	Description

Gas distribution price control	The price controls that apply to UK gas distribution take into account Ofgem’s estimates of operating expenditure, capital expenditure, replacement expenditure and allowed rate of return. The current rate of return is set at a real pre-tax rate of 6.25% on our regulatory asset value. As at 31 March 2006, our regulatory asset value is estimated at approximately £5.9 billion.

Factors driving revenue	The networks’ price control formulae specify a maximum allowed revenue assigned to each network. Each formula retains a 65% fixed, 35% variable revenue associated with transportation volume changes, a mains replacement incentive mechanism and the pass-through of prescribed rates and gas transporter licence fees.

In any year, revenue can be more or less than is allowed under the price control formula, although charges should be set to recover allowed revenue. Any difference is carried forward and our charges are adjusted accordingly.

Replacement expenditure	Replacement expenditure improves the future safety and reliability of the network, through the replacement of older gas pipes with modern pipes.
Ofgem treats 50% of projected replacement expenditure as recoverable during the year and 50% as recoverable over future years.

Each network is subject to its own mains replacement incentive mechanism and retains 33% of any outperformance against Ofgem’s annual cost targets as additional return or, alternatively, bears 50% of any overspend if it underperforms.

Capital expenditure	Capital expenditure ensures supply security and meets growing customer demand. Central coordination ensures capital investment is effective and efficient.

Standards of service
Ofgem has established standards of service we are required to meet that apply to our operations.
These include:
■	overall standards of service, for example answering 90% of all calls to the national gas emergency number within 30 seconds of the call being connected and informing 97% of all customers when they are due to be reconnected after an unplanned interruption;
■	connections standards of service that require us to provide connections to customers to agreed timescales; and
■	guaranteed standards of service for our other transportation services.
Compensation is paid to customers for any failures to meet both the guaranteed and the connections standards of service.

46	Operating and Financial Review UK gas distribution	Annual Report and Accounts 2005/06 National Grid
Current and future developments
Network sales
On 1 June 2005, we successfully completed the planned sales of four of our eight gas distribution networks (Scotland, Wales and West, North of England and South of England), at a price of £5.8 billion, a considerable premium to the regulatory asset value. From the cash sale proceeds we returned £2 billion to shareholders and repaid around £2.3 billion of debt.
During the coming year, we will be working with the sold networks in their exit from the existing transitional agreements. These agreements came into effect prior to completion of the network sales and, among those put in place, we currently provide a front office systems managed service and a system operation service to the sold networks.
Regulatory price control reviews
Ofgem intends to extend the current five-year gas distribution price control for a further year through an extension price control to cover the year ending 31 March 2008. Discussions have commenced with Ofgem in relation to this extension period. The next full price control period will now cover the period from 1 April 2008 to 31 March 2013.
Business improvements
Following completion of the Way Ahead restructuring programme, a series of strategic development initiatives has been delivered in support of our aim to be the most efficient UK gas distribution network. Centralisation of many key processes has enabled us to place increased emphasis on safety and efficiency, while sharing best practice across the organisation and delivering our office rationalisation programme. This has resulted in the consolidation of 14 regional office locations into three key centres – Warwick, Hinckley and Northampton.
Centralising our asset management, job scheduling and dispatch processes has exploited our economies of scale, while also maintaining alignment of our operational workforce across the network to satisfy consumer requirements.
Control of the gas distribution network for Great Britain has been integrated into the business during the year. New connections work associated with domestic premises has also been integrated, which has resulted in improved efficiency, as well as continuity in meeting the requirements of our customers on a more consistent basis.
Having completed the Way Ahead transformation we are now concentrating on continuous improvement techniques to refine our existing business processes.
Performance during the year
Operating performance
Actual gas consumption rose to 347 TWh in 2005/06, compared with 344 TWh in 2004/05 due to the weather being colder in 2005/06. However, underlying levels of gas demand, excluding the effects of weather, fell from 357 TWh in 2004/05 to 346 TWh in 2005/06, due to the increasing levels of gas supply prices during 2005/06 affecting usage. The reduction was experienced across all types of consumers, but was particularly noticeable for larger users.
Our progress against our operating performance objectives during the year included the following:

Objective	Performance

Safety	As described on page 31 there was one employee fatality during 2005/06.

Lost time injuries for the retained networks fell from 56 in 2004/05 to 24 in 2005/06, a 57% decrease. The lost time injury frequency rate fell from 0.35 to 0.17.

We again exceeded our targets on safety-related standards – more than 97% of ‘uncontrolled’ gas escapes (where the gas leak cannot be controlled by turning the gas supply off at the meter) were attended within one hour, and more than 98% of ‘controlled’ gas escapes (where the gas leak can be controlled at the meter) were attended within two hours.

We have decommissioned in excess of 1,710 km (1,063 miles) of gas pipes in 2005/06 (in line with our target of 1,724 km (1,071 miles)) compared with 1,458 km (906 miles) in 2004/05.

Reliability	Over the year we have achieved all our connections standards of service along with all other standards of service set by Ofgem that relate to our gas transportation services.

Efficiency	Our target of 35% reduction in controllable costs has been achieved one year early.

Our performance during 2005/06 under the current distribution network exit incentive scheme and the mains replacement incentive scheme was broadly neutral.

During the year ended 31 March 2006, we made around 50,000 new connections to our network.

Financial performance
The results for the UK gas distribution segment for the years ended 31 March 2006 and 2005 were as follows:

	2006	2005
Years ended 31 March	£m	£m

Revenue	1,222	1,113
Other operating income	4	–
Operating costs excluding exceptional items	(743)	(689)

Adjusted operating profit	483	424
Exceptional items	(51)	(91)

Operating profit	432	333

These results exclude the results of the four regional gas distribution networks that were sold on 1 June 2005, which are presented within discontinued operations.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review UK gas distribution	47
The principal movements between 2004/05 and 2005/06 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2004/05 results	1,113	(780)	333
Add back 2004/05 exceptional items	–	91	91

2004/05 adjusted results	1,113	(689)	424
Business rates pass-through	23	(23)	–
Weather and volumes	12	–	12
Other price changes	10	–	10
Way Ahead operating costs	–	52	52
Gas commodity costs	–	(17)	(17)
Other revenues and costs	68	(66)	2

2005/06 adjusted results	1,226	(743)	483
2005/06 exceptional items	–	(51)	(51)

2005/06 results	1,226	(794)	432

Revenues in UK gas distribution increased by £109 million in 2005/06 compared with 2004/05. This included a £45 million increase in revenue recovered under the distribution price control formulae. The weather in 2005/06 was colder than 2004/05 and this contributed £29 million of the increase, and an average price rise of 4.6% was implemented on 1 October 2005 resulting in a further £33 million increase. This was partially offset by a £17 million reduction in underlying volumes.
Other revenues increased by £64 million in 2005/06 compared with 2004/05, primarily because of the provision of services to the four regional gas distribution networks following their sales on 1 June 2005.
Significant cost efficiencies have been achieved as a result of the Way Ahead restructuring programme. Controllable costs, which exclude increases in ongoing pension costs and gas commodity prices, as well as the costs of providing services to the sold networks and the Group’s other businesses, decreased by 19% in real terms during the year. They have now reduced by 35% in real terms since March 2002, thus achieving one year early the target reduction originally set for March 2007.
Total operating costs excluding exceptional items increased by £54 million in 2005/06 compared with 2004/05. Business rates increased by £23 million following changes to rateable values from 1 April 2005, but these have been recovered through the price increases under the distribution price control, as referred to above. The remaining increases in operating costs of £31 million were primarily because of the effects of higher gas commodity prices and the costs of providing services to the sold networks and the Group’s other businesses, partially offset by the savings made in Way Ahead operating costs.
Adjusted operating profit was £59 million higher in 2005/06 than 2004/05, an increase of 14%.
Exceptional charges of £51 million in 2005/06 and £91 million in 2004/05 predominantly related to restructuring costs under the Way Ahead programme.
Operating profit was £99 million higher in 2005/06 than 2004/05, an increase of 30%. In summary, revenue was £109 million higher, other operating income was £4 million higher, operating costs were £54 million higher and exceptional charges were £40 million lower.
Capital expenditure
Gross investment in the reinforcement, extension and replacement of the UK gas distribution network was £444 million in 2005/06 compared with £359 million in 2004/05. This excludes the investment in the four regional gas distribution networks that were sold on 1 June 2005.

	2006	2005
Years ended 31 March	£m	£m

Capital expenditure	149	120
Replacement expenditure	295	239

Gross investment in the continuing business	444	359

Capital expenditure increased from £120 million in 2004/05 to £149 million in 2005/06 because of a higher level of investment in the reinforcement of high pressure pipelines, such projects being dependent on forecasts of future demand, as well as higher expenditure on new connections and the replacement of commercial vehicles.
Replacement expenditure increased from £239 million in 2004/05 to £295 million in 2005/06 in line with the planned increase in the long-term iron mains replacement programme agreed with the HSE.

48	Operating and Financial Review US electricity and gas distribution	Annual Report and Accounts 2005/06 National Grid
US electricity and gas distribution
About the segment
Principal activities
We are one of the leading electricity distribution service providers in the northeastern US, as measured by energy delivered, and one of the largest utilities in the US, as measured by the number of electricity distribution customers. US electricity and gas distribution serves approximately 3.4 million electricity customers over a network of 72,000 circuit miles in New England and New York and around 569,000 gas customers over a pipeline of 8,600 miles in New York.
External and regulatory environment
In the US, our electricity system spans upstate New York, Massachusetts, Rhode Island and New Hampshire to customers that include residences and small and large commercial and industrial enterprises. Our gas distribution system serves customers in cities and towns in central and eastern New York. Sharp increases in energy prices have renewed interest in the public policy debate about restructuring the nation’s electricity industry and increased the pressure on regulators and politicians to consider taking action to mitigate the effects of increased prices on customers.
As the debate continues, we have taken a leadership position, by advocating that a well-managed electricity system is the key to enabling robust competitive electricity markets that offer customers choice, savings and other benefits. State regulators continue to strongly support current recovery of power supply costs.
Our regulated operations and certain unregulated businesses must comply with rules prescribed by the applicable state utility commissions of New York, Massachusetts, Rhode Island and New Hampshire as well as the rules prescribed by the Federal Energy Regulatory Commission. Certain regulated operations were also subject to regulation by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 until its repeal became effective on 8 February 2006.
Our New York business files reports with the Securities and Exchange Commission under its legal name, Niagara Mohawk Power Corporation.
Business drivers
Our primary business drivers are the long-term rate plans with state regulators through which we can earn and retain certain amounts in excess of traditional regulatory allowed returns. These plans provide incentive returns and shared savings allowances, which allow us an opportunity to benefit from efficiency gains we may identify within our operations.
Our other main business drivers for US electricity and gas distribution include our ability to streamline operations, to enhance reliability and to generate funds for investment in our infrastructure.
We recover our costs of providing electricity and gas distribution under rates approved by applicable regulators. The rates are set based on historical or forecasted costs, and we earn a return on our assets. We benefit from the savings associated with identifying additional efficiencies. Commodity costs are passed through to customers. We are also subject to service quality standards with respect to reliability and certain aspects of customer service and safety.
We work towards service quality standards that our state regulators expect us to achieve. If we fall below a prescribed standard, we may incur a penalty. If we do better than the standard, we may in some cases achieve an incentive.

New York	Our electricity delivery rates are governed by a ten-year rate plan that began on 1 February 2002. Under the plan, after reflecting our share of savings related to the acquisition of our New York business, we may earn a threshold return on equity for our electricity distribution business of 10.6%, or 12.0% if certain customer outreach, education, competition-related and low income incentive targets are met, and half of any earnings in excess of that amount up to 14%, 25% of any earnings in excess of that up to 16% and 10% beyond that.
This effectively offers us the potential to achieve a return in excess of the regulatory allowed return of 10.6%.

Under the plan, gas delivery rates were frozen until the end of the 2004 calendar year, and we now have the right to request an increase at any time, if needed. We may earn a threshold return on equity ranging from 10.6% to 12.6% depending on the achievement of certain customer migration levels and customer awareness and understanding of gas competitive opportunities. Above this threshold, the revenue equivalent of gas earnings must be shared equally between shareholders and customers.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review US electricity and gas distribution	49

Massachusetts	Under our long-term rate plan in Massachusetts, which runs until 2020, there is no cap on earnings and no earnings-sharing mechanism until 2010. From May 2000 until February 2005, rates were frozen. In March 2005, a settlement credit in the company’s rates expired, which represents an increase of £6 million in pre-tax income through to February 2006.

From March 2006, rates are adjusted each March until 2009 by the annual percentage change in average electricity distribution rates in the northeastern US. Regulators approved the first such annual increase in the amount of £11 million, effective 1 March 2006. In 2009, actual earned savings will be determined and we will be allowed to retain 100% of annual earned savings up to £39 million and 50% of annual earned savings between £39 million and £81 million before tax. Earned savings represent the difference between a test year’s distribution revenue and our cost of providing service during the same test year, including a regional average authorised return.

These efficiency incentive mechanisms provide an opportunity to achieve returns in excess of traditional regulatory allowed returns. We will be allowed to include our share of earned savings in demonstrating our costs of providing service to customers from January 2010 until May 2020.

Rhode Island	Our distribution rates in Rhode Island are also governed by a long-term rate plan. Between May 2000 and the end of October 2004, rates were frozen, and we were permitted to retain 100% of our Rhode Island earnings up to an allowed return on equity of 12%. We kept 50% of earnings between 12% and 13%, and 25% of earnings in excess of 13%. With effect from November 2004 until December 2009, we agreed to lower our rates by £6 million before tax per year.

From January 2005 onwards we are able to keep an amount equal to 100% of our earnings up to an allowed return on equity of 10.5%, plus £2.6 million before tax, which represents our share of demonstrated savings subsequent to the acquisition of Eastern Utilities Associates in 2000. Earnings above that amount up to an additional 1% return on equity are to be shared equally with our customers, while additional earnings will be allocated 75% to customers and 25% to us. This regulatory mechanism offers the potential to achieve returns in excess of traditional regulatory allowed returns.

New Hampshire	Our distribution rates in New Hampshire are based on our costs of providing distribution service plus a return on our investment, predominantly in the distribution system infrastructure. These rates are authorised by the New Hampshire Public Utilities Commission.

Objectives and strategy
Our objective is to be the premier US energy delivery company through innovation and continuous improvement in safety, service quality and efficiency, and by operating in an environmentally and ethically responsible manner, to the benefit of customers, shareholders and employees alike.
Meeting or exceeding our regulated service quality goals is a main objective. We aim to realise this objective by increasing customer satisfaction through a focus on improving service quality as we strive for the optimum performance, and implementing a reliability enhancement programme to improve service to our customers. A significant increase in spending on our infrastructure is under way in order to modernise it to attain service quality goals.
Our approach to working towards our safety and occupational health objective is to cultivate a culture in which acting safely becomes second nature. Zero injuries every day for both our employees and the people within our service territories is our goal and we believe this is achievable and sustainable. We will continue to collaborate with regulators, policy makers and customers to advance the development of the competitive electricity and natural gas marketplace.
In line with our reliability objective, in order to improve performance we have developed and begun execution of a five-year reliability enhancement programme. This is made up of four main categories of work:
■	vegetation management – incremental tree trimming to address an increase in customer interruptions related to contacts with tree limbs;
■	feeder hardening – upgrading our worst-performing overhead electric circuits by replacing aged and deteriorated components and protecting against lightning strikes and animal contacts;
■	asset replacement – replacing aging distribution equipment before its expected end of life, including poles, underground cable and substation equipment; and
■	inspection and maintenance – increasing our preventive maintenance and repair activities to find potential faults before they occur.
The planned capital investment of £290 million over the next five years from these initiatives will be recovered from customers in accordance with our rate plans. The remaining incremental operating costs will be offset by efficiencies created within our business.
Our workforce recruitment objective is to become the employer of choice. We seek to source and hire the best and the brightest to create a workplace as diverse as the population we serve. Our strategy is to expand conventional sourcing strategies, such as educational partnerships, and offer challenging career opportunities and succession plans to retain our valued employees.

50	Operating and Financial Review US electricity and gas distribution	Annual Report and Accounts 2005/06 National Grid
We are committed to creating a climate that values, respects, appreciates and celebrates the unique differences of all employees, stakeholders and customers. The objective is to be a company that better reflects our customer base and is recognised for our inclusion and diversity efforts by our employees, peers and the communities we serve.
Current and future developments
We expect to complete the purchase of Southern Union Company’s Rhode Island gas distribution network this summer. The transaction is subject to approval by state regulatory authorities.
We are moving forward with the proposed acquisition of KeySpan Corporation. This is subject to approvals from the federal, state and local authorities, our shareholders and KeySpan’s shareholders and is planned to be completed in early 2007.
These two transactions, combined with our current US operations, will make us the third largest gas distribution business in the US based on customers in the US.
Performance during the year
Operational performance
Our progress toward our operational objectives included the following:

Safety	The number of employee lost time injuries in the US electricity and gas distribution business fell from 81 recorded at the end of 2004/05 to 66 in 2005/06, a decrease of 19%.
As a consequence, our lost time injury frequency rate reduced from 0.5 in 2004/05 to 0.45 in 2005/06.

Customer service	We met or improved our standards on customer service, earning an incentive of £2.3 million in Massachusetts.

Reliability	We missed targets for reliability in the 2005 calendar year, incurring an aggregate penalty of £8.7 million. We are committed to reducing the frequency and duration of service interruptions.

Financial performance
The results of the US electricity and gas distribution segment for the years ended 31 March 2006 and 2005 were as follows:

		2005
		constant
	2006	currency	2005
Years ended 31 March	£m	£m	£m

Revenue	3,711	3,225	3,087
Other operating income	2	–	–
Operating costs excluding exceptional items	(3,349)	(2,833)	(2,712)

Adjusted operating profit	364	392	375
Exceptional items	–	(122)	(117)

Operating profit	364	270	258

The average exchange rates used to translate the results of US operations during 2005/06 and 2004/05 were $1.79:£1 and $1.87:£1 respectively. In order to illustrate underlying performance, the impact of exchange rate movements has been separated from other changes by also presenting the operating results for 2004/05 on a constant currency basis, using the average exchange rate for 2005/06 of $1.79:£1.
The principal movements between 2005/06 and 2004/05 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2004/05 results	3,087	(2,829)	258
Add back 2004/05 exceptional items	–	117	117

2004/05 adjusted results	3,087	(2,712)	375
Exchange movements	138	(121)	17

2004/05 constant currency	3,225	(2,833)	392
Purchased power	439	(444)	(5)
Volume	18	–	18
Weather	14	–	14
Storm costs	–	(13)	(13)
Depreciation and amortisation	–	(7)	(7)
Pension costs	–	(23)	(23)
Other	17	(29)	(12)

2005/06 results	3,713	(3,349)	364

US electricity and gas distribution revenue increased by £486 million in 2005/06 compared with 2004/05 on a constant currency basis. This was primarily due to the recovery of higher purchased power costs of £439 million. Commodity costs are recovered in full from customers although the recovery of these costs can occur in more than one financial year. The remaining increases in revenue were due to favourable weather impact of £14 million, primarily due to the hot summer weather, and underlying growth which added £18 million, as weather-normalised deliveries to residential customers increased 1.7% over last year.
US electricity and gas distribution operating costs, excluding exceptional items, increased by £516 million in 2005/06 compared with 2004/05 on a constant currency basis. This was primarily due to higher purchased power costs of £444 million which, as mentioned above, are recovered from customers. The remainder of the variance was largely due to increased pension costs of £23 million, the majority of which will be recovered from customers beginning in 2006/07, an increase in depreciation and amortisation expense of £7 million as capital projects, including new IT systems, went into service, and higher storm costs of £13 million.
The £28 million decrease in adjusted operating profit from US gas and electricity distribution was primarily due to a £23 million increase in pension costs, the majority of which will be recovered in future years, as described above, and timing in the recovery of commodity costs. Excluding these items, US electricity and gas distribution operating profit was flat year on year. Growth was offset by higher depreciation and amortisation expense. The increase in deliveries due to weather was offset by higher storm costs. The strong focus on managing bad debts resulted in an increase of only £2 million despite high gas and electricity prices.
There were no exceptional items in 2005/06 and so adjusted operating profit was equal to operating profit. In 2004/05 exceptional charges of £117 million related to restructuring costs, exceptional pension charges and increases in environmental provisions.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review US electricity and gas distribution and US stranded cost recoveries	51
Capital investment
Capital investment in the replacement, reinforcement and extension of the US electricity and gas distribution networks was £244 million in 2005/06, compared with £234 million in 2004/05.
US electricity and gas distribution capital investment expenditure increased by £10 million in 2005/06, reflecting a £10 million impact of exchange rate movements. There was also an increase of £14 million due to an investment in our Nantucket cable project, which was offset by a lease recapitalisation of £13 million and other capital reductions.
US stranded cost recoveries
About the segment
Principal activities
The US stranded cost recoveries segment captures the recovery of some of our historical investments in generating plants together with costs incurred under certain commodity purchase contracts that were ‘stranded’ when we divested our generation business during the industry restructuring in New England and New York. In addition, this segment includes the recovery of certain above-market costs of commodity purchase contracts that were in place at the time of restructuring and deregulation.
We are able, with the approval of the utility commissions in the states in which we operate, to recover most of these costs, through a special rate charged to electricity customers. Pursuant to the agreements with our regulators, revenue from this segment will decline as the recovery of stranded costs is completed.
Current and future developments
USGen settlement
In 1998, we transferred entitlement to power procured under several long-term contracts to USGen New England, Inc., which agreed to fulfil our performance and payment obligations under the contracts.
When USGen subsequently filed for bankruptcy, as part of the bankruptcy settlement we resumed the performance and payment obligations under the power contracts and received proceeds of approximately £115 million. We received £6 million in January 2005 and £109 million in June 2005, and we are crediting the £115 million to customers through a reduction in their rates over the period ending 31 December 2009.
The cost of power under commodity purchase contracts is in excess of market values for electricity and so power purchased is currently being resold at a loss. These losses are recovered in full from customers although the recovery of these losses can occur in more than one financial year. These contracts are carried in the balance sheet at fair value, with remeasurements recognised in the income statement as energy prices fluctuate. At 31 March 2006 these commodity purchase contract liabilities were carried at £169 million.
Performance during the year
Financial performance
The results of the US stranded cost recoveries segment for the years ended 31 March 2006 and 2005 were as follows:

		2005
		constant
	2006	currency	2005
Years ended 31 March	£m	£m	£m

Revenue	511	427	409
Operating costs excluding remeasurements	(22)	59	56

Adjusted operating profit	489	486	465
Remeasurements	(49)	(40)	(38)

Operating profit	440	446	427

The average exchange rates used to translate the results of US operations during 2005/06 and 2004/05 were $1.79:£1 and $1.87:£1 respectively. To illustrate underlying performance, the impact of exchange rate movements has been separated from other changes by also presenting the operating results for 2004/05 on a constant currency basis, using the average exchange rate for 2005/06 of $1.79:£1.
The £84 million increase in revenue comparing 2005/06 with 2004/05 resulted from the recovery of higher purchased power contract costs and increased recoveries of stranded costs in accordance with our rate plans.
Operating costs for US stranded cost recoveries increased by £81 million, mainly because of higher purchased power contract costs.
Adjusted operating profit increased by £3 million to £489 million.
Remeasurements are related to changes in the carrying value of commodity contract liabilities. Operating profit decreased by £6 million as a consequence of the above changes.

52	Operating and Financial Review Wireless infrastructure	Annual Report and Accounts 2005/06 National Grid
Wireless infrastructure
About the segment
Principal activities
National Grid Wireless operates in the UK and the US. In the UK, we are the leading independent provider of network infrastructure to mobile network operators and one of two providers of transmission networks for analogue and digital television and radio broadcasters.
Our primary operations comprise:

UK mobile telephone infrastructure	We have around 5,000 active sites used for mobile communications. Our main activity is the provision of sites under contracts to the UK’s five mobile phone operators. In addition, sites are also used by other customers such as the emergency services and taxi companies. We also provide other services such as site design, antenna installation and project management. In total we have around 13,500 marketable sites.

As the leading independent provider of network infrastructure to mobile operators, with a substantial portfolio of undeveloped sites, the business is well positioned to benefit from continued demand for mobile infrastructure, not least the roll-out of 3G networks.

UK broadcast infrastructure	Our broadcast transmission business is a network of transmission towers and broadcast equipment. It has contracts to transmit analogue and digital radio and television signals for reception by the public from content providers such as the BBC, BSkyB, MTV, Channel 4, Virgin Radio and talkSPORT. We own some 750 purpose-built broadcast towers and associated transmission equipment used for this purpose. We also hold licences for two digital television multiplexes utilised by broadcasters to broadcast eleven digital channels in the UK.

US operations	Our US business provides communications infrastructure and related network services to wireless and fixed network operators in the northeastern US. Services include the use of communication towers, wireless pylon attachments, distributed antenna system networks and related network services and a dark fibre network.

External and regulatory environment
The UK broadcast market comprises four transmission platforms: terrestrial, satellite, cable and ADSL broadband. The terrestrial platform is provided on a free-to-air basis, while other services are typically bundled with a subscription package including other products, for example telephony or internet access.
Analogue terrestrial television and radio signals are transmitted by a number of different broadcasting organisations including the BBC, ITV, Channel 4 and Five as well as other regional television companies and commercial radio stations. In addition, there are six multiplex licences to provide digital terrestrial television services, with two licences held by the BBC, one by D3&4, one by SDN and two by National Grid Wireless.
National Grid Wireless is one of the two incumbent suppliers of terrestrial broadcasting infrastructure in the UK. Terrestrial broadcasting infrastructure suppliers provide managed transmission services to individual broadcasters, consisting of the provision of dedicated broadcast equipment, and network access, which represents the provision of shared sites and equipment to support multiple services. Network access services are regulated by Ofcom because of the uniqueness of these sites and assets.
Ofcom licenses all services that relate to fixed and wireless communications and broadcasting in the UK market.
Business drivers
The principal business drivers for the Wireless infrastructure segment are considered to be as follows:

Multi-year contractual arrangements	We have contracts with a number of broadcasters, of which the most significant is our contract with the BBC. We also have long-term contracts with mobile telecommunication providers in the UK, including Vodafone, Orange, T-Mobile, Hutchinson 3G and O2.

UK digital switchover	The switchover in the UK from analogue to digital television by 2012 will have major capital investment implications as well as freeing up spectrum for alternative uses.

Mobile operator demand	Another driver of our business is the continued demand for site infrastructure to support the expansion of the mobile operators’ networks, particularly important to the roll out of 3G. The advent of new technologies such as mobile television may drive future increases in demand.

Channel technology	We expect the broadcast business to continue to benefit from advances in technology over time, allowing additional channels to be offered to the marketplace.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Wireless infrastructure	53
Current and future developments
Completion of integration
During 2005/06 we completed the process of integrating the UK operations of Crown Castle International Corp., which we acquired for £1.1 billion in August 2004.
This enabled us to achieve a run-rate of £18 million cash savings ahead of the March 2006 target.
New digital multiplex channels
Due to improvements in multiplexing technology, three new channels were successfully launched in the year.
UK digital switchover
A significant change within the UK terrestrial broadcast market is the transition from analogue to digital television broadcasting. This is expected to take place on a region by region basis over the six years to 2012 and will involve the roll-out of new national broadcast infrastructure.
We are currently working closely with the broadcast industry and Government on the planning of switchover. We expect to invest over £200 million in new common digital television broadcast infrastructure over the six years to 2012, and around £50 million on our own digital broadcast transmission assets.
During the year we successfully secured an extension to our largest broadcast contract for the provision of analogue television and radio services to the BBC during the switchover period.
Network access price control
During the year, Ofcom introduced regulatory requirements governing network access services including access to the masts, the towers, the buildings and equipment used for broadcasting.
Under these regulations we have to provide fair, reasonable and non-discriminatory access to these assets. Ofcom is currently consulting on the regulatory framework for public service broadcasting. It has provisionally announced that we can earn a return, before specific risk adjustments, of 10.4% before tax on the assets used for this service. The final outcome is still awaited.
Performance during the year
Operating performance

Objective	Performance

Safety	The major operational risks in our business arise from working at height and driving. During 2005/06, Wireless infrastructure had one employee lost time injury compared with five in 2004/05.
As a consequence our lost time injury frequency rate reduced from 0.25 in 2004/05 to 0.07 in 2005/06.

Reliability	Our broadcast networks operate with an average availability in excess of 99.9%.

Efficiency	We achieved our target of £18 million annualised cash savings in January 2006, two months ahead of target.

Improvements in multiplexing technology allowed us to offer a further three new channels for commercial broadcasting, bringing the total number of television channels to eleven across our two multiplexes.

Financial performance
The results for Wireless infrastructure for the years ended 31 March 2006 and 2005 were as follows:

	2006	2005
Years ended 31 March	£m	£m

Revenue	325	208
Other operating income	–	3
Operating costs excluding exceptional items	(250)	(169)

Adjusted operating profit	75	42
Exceptional items	(5)	(13)

Operating profit	70	29

The principal movements between 2004/05 and 2005/06 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2004/05 results	211	(182)	29
Add back 2004/05 exceptional items	–	13	13

2004/05 adjusted results	211	(169)	42
Full year trading results and synergies	114	(81)	33

2005/06 adjusted results	325	(250)	75
2005/06 exceptional items	–	(5)	(5)

2005/06 results	325	(255)	70

The £114 million increase in Wireless infrastructure revenue and other operating income, £81 million increase in operating costs and £33 million increase in adjusted operating profit between 2005/06 and 2004/05 primarily reflects a full year’s (2004/05 seven months) contribution from the UK operations of Crown Castle International Corp., synergies and underlying profit growth.
Exceptional charges of £13 million in 2004/05 and £5 million in 2005/06 primarily relate to restructuring costs incurred in the acquisition and integration of the UK operations of Crown Castle International Corp. into National Grid Wireless.
Capital expenditure
Capital investment in Wireless infrastructure was £43 million in 2005/06 compared with £19 million in 2004/05.
The increase in capital expenditure primarily reflects a full year’s capital expenditure compared with seven months capital spending in 2004/05.

54	Operating and Financial Review Other activities	Annual Report and Accounts 2005/06 National Grid
Other activities
About other activities
Principal activities
Other activities include the following businesses and activities:

Business
or activity	Description

Metering	National Grid Metering and OnStream provide installation, maintenance and meter reading services to gas and electricity suppliers in the regulated and unregulated markets.
National Grid Metering provides services for an asset base of around 20 million domestic, industrial and commercial gas meters.
OnStream’s focus is the provision of metering services to the competitive market.

National Grid Australia	The Basslink project is a 600 MW interconnector linking the electricity network on the island state of Tasmania to mainland Australia.

Grain LNG	The Isle of Grain liquefied natural gas (LNG) import terminal is the first new LNG import terminal constructed and operated in the UK for some 20 years, involving planned investment of approximately £500 million for Phases I and II.

National Grid Property	National Grid Property is responsible for the management of all major occupied properties in the UK, and for the management, clean up and disposal of surplus properties, largely comprising contaminated former gas works.

Fulcrum Connections	Fulcrum Connections is the largest provider of gas connections and associated design services with a national footprint in the UK.

Advantica	Advantica is a consultancy providing engineering and software services to enhance safety in the gas, oil, electricity and water sectors, primarily in the UK and US.

Corporate activities	This includes corporate overheads that are not allocated to individual businesses, and expenditure incurred on business development.

External and regulatory environment
The majority of our other businesses either operate in markets related to those of our principal businesses or provide support to our own businesses.
With the exception of National Grid Metering, which is subject to price controls, our other businesses are only indirectly affected by the relevant regulatory regimes. Grain LNG was granted an exemption by Ofgem from the regulated third party access provisions for both Phase I and Phase II of the development. The exemption introduced certain obligations to put in place effective measures to allow third parties to access unused capacity. The exemption is similar in nature to that in place at other new gas supply infrastructure projects in the UK.
National Grid Metering is regulated by Ofgem as it has a dominant market position in the provision of existing meters to UK gas suppliers. OnStream is a participant in the competitive market that now exists in the provision of new meters to gas and electricity suppliers who wish to install or to replace meters as required.
National Grid Australia is a supplier to a regulated electricity utility, Hydro Tasmania, and so is indirectly affected by the requirements of state and federal energy regulators in Australia.
Business drivers
The principal business drivers for our other activities are considered to be as follows:

Regulatory price controls	National Grid Metering operates within the parameters set out within its licence.

Multi-year contractual arrangements	The majority of National Grid Metering’s domestic meters are covered by long-term contracts with gas suppliers. These contracts provide gas suppliers with the flexibility to replace our meters while reducing the risk of asset stranding.
OnStream has a five-year contract with Centrica for the provision of gas and electricity meters.
National Grid Australia has a 25-year contract with Hydro Tasmania to build, own and operate the Basslink Interconnector.

Phase I of Grain LNG is underpinned by a long-term contract with BP/Sonatrach. Similarly Phase II, currently under construction, is underpinned by long-term contracts signed with Centrica, Gaz de France and Sonatrach.

Capital investment	We seek to make capital investments in projects that utilise our infrastructure expertise, such as our investments in Grain LNG and Basslink, which we believe will result in returns being generated from the operation of these assets.

Efficiency	Efficiency in delivering capital programmes and in operating our other businesses and corporate activities results in driving improved financial performance.

Current and future developments
Grain LNG
In July 2005, commercial operations for the first phase of the Isle of Grain LNG import terminal commenced. The second phase of development at the Isle of Grain LNG import terminal, announced in March 2005, is now under way and is expected to be completed by the end of 2008. This next phase will increase the facility’s capacity to import and process LNG from 3.3 million tonnes per year up to 9.8 million tonnes per year, representing around 13% of current annual UK gas demand. Grain LNG Phase I was completed in the year at a cost of £132 million and we have spent £117 million of the £355 million to be invested in Phase II.
Market demand for a third phase of development is currently being evaluated.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Other activities	55
National Grid Australia
During the year we invested a further £71 million in Basslink and, excluding financing costs, total construction costs amounted to £323 million.
Following a project delay the Basslink Interconnector was successfully commissioned in April 2006.
Basslink can provide up to 600 MW of hydroelectricity to mainland Australia and over 300 MW of electricity into Tasmania.
Metering
Both National Grid Metering and OnStream are investing in new automated meter reading systems in response to customer requirements.
Other developments
The HSE has recently issued new planning guidance on the development of sites in close proximity to hazardous installations, including gas holders. Without taking mitigating action, this may lead to a reduction in the selling price likely to be realised for our sites located close to gas holders. As such, we are currently assessing the consequence for our portfolio along with the actions we can take to mitigate the impact of the new guidance.
Performance during the year
Operating performance
Our progress against our principal non-financial operating objectives during the year included the following:

Objective	Performance

Safety	There was an increase in the total number of employee lost time injuries in other businesses and corporate activities from 10 in 2004/05 to 12 in 2005/06.

Reliability	Our other businesses operated reliably throughout the year.

Invest for future growth	We completed two major capital investment projects, being Phase I of Grain LNG, which commenced operations in July 2005, and the Basslink Interconnector, which commenced operations in April 2006.

Financial performance
The results for other activities for the years ended 31 March 2006 and 2005 were as follows:

	2006	2005
Years ended 31 March	£m	£m

Revenue	701	734
Other operating income	74	67
Operating costs excluding exceptional items	(630)	(649)

Adjusted operating profit	145	152
Exceptional items	18	(33)

Operating profit	163	119

The principal movements between 2004/05 and 2005/06 can be summarised as follows:

	Revenue
	and other
	operating	Operating	Operating
	income	costs	profit
	£m	£m	£m

2004/05 results	801	(682)	119
Add back 2004/05 exceptional items	–	33	33

2004/05 adjusted results	801	(649)	152
Metering	(10)	38	28
Property	(4)	(10)	(14)
Grain LNG	27	(16)	11
Insurance	(15)	2	(13)
Other	(24)	5	(19)

2005/06 adjusted results	775	(630)	145
2005/06 exceptional items	–	18	18

2005/06 results	775	(612)	163

Revenue and other operating income from other activities has fallen from £801 million in 2004/05 to £775 million in 2005/06 primarily due to reduced revenue from our metering businesses, where reductions at National Grid Metering were partially offset by revenue growth in OnStream, and reductions in other revenue, including property, insurance and other businesses. These decreases were partially offset by an increase in revenue from Grain LNG following its successful commissioning in July 2005.
Operating costs excluding exceptional items reduced by £19 million to £630 million in 2005/06. The lower costs for metering are linked to the reduction in revenues along with further cost savings arising from operational efficiencies. This was partially offset by an increase in costs at Grain LNG.
Exceptional items explain the difference between adjusted operating profit and operating profit. The favourable movement this year principally relates to the gain on sale of Energis Polska and the reversal of a previous impairment in Copperbelt Energy Corporation.
Capital expenditure
Capital expenditure in 2005/06 amounted to £350 million, an increase of £47 million compared with £303 million in 2004/05. This reflected an increase of £85 million invested in the Grain LNG import terminal, a net increase of £19 million in our metering businesses and £42 million from the purchase of National Grid House in Warwick, partially offset by a reduction of £65 million in Australia as a result of the completion of the Basslink Interconnector, £16 million in other property capital expenditure and £18 million in other activities.

56	Operating and Financial Review Financial position and financial management	Annual Report and Accounts 2005/06 National Grid
Financial position and financial management
Going concern
Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.
We intend to finance the proposed acquisition of KeySpan for $7.3 billion (£4.2 billion), together with the assumption of debt of $4.5 billion (£2.6 billion), through operating cash flows, existing credit facilities, future facilities and other financing that we reasonably expect to be able to secure in the future.
Capital structure
Balance sheet
Our balance sheet at 31 March 2006 can be summarised as follows:

			Net
	Assets	Liabilities	assets
	£m	£m	£m

Property, plant & equipment and non-current intangible assets	19,256	–	19,256
Goodwill and non-current investments	2,302	–	2,302
Current assets and liabilities	1,668	(2,749)	(1,081)
Other non-current assets and liabilities	38	(2,255)	(2,217)
Post-retirement obligations	–	(1,915)	(1,915)
Deferred tax	159	(2,161)	(2,002)

Total before net debt	23,423	(9,080)	14,343
Net debt	2,501	(13,351)	(10,850)

Total as at 31 March 2006	25,924	(22,431)	3,493

Total as at 31 March 2005	27,560	(25,439)	2,121

The increase in net assets from £2,121 million at 31 March 2005 to £3,493 million at 31 March 2006 resulted from the profit from continuing operations of £1,217 million, the profit for the year from discontinued operations of £2,633 million, net income recognised directly in equity of £250 million and other changes in equity of £69 million, partially offset by the return of value to shareholders of £2,009 million, dividends paid of £745 million and the effect of the implementation of IAS 39 of £43 million.
Net debt and gearing
Net debt decreased by £2.7 billion from £13.6 billion at 31 March 2005 to £10.9 billion at 31 March 2006, primarily as a result of debt repayments following the disposals of the four regional gas networks for £5.8 billion, partially offset by the £2 billion return of capital to shareholders and an increase of £0.4 billion relating to the adoption of IAS 39 on financial instruments.
The composition of net debt at 31 March 2006 is shown in note 33 to the accounts.
Gearing at 31 March 2006 and 31 March 2005, calculated as net debt at that date expressed as a percentage of net debt plus net assets shown in the balance sheet, amounted to 76% and 87% respectively. By comparison, the gearing ratio, adjusted for the inclusion of UK and US regulated businesses at their estimated regulatory asset values (adjusted gearing ratio), amounted to 60% at 31 March 2006 compared with 63% at 31 March 2005.
The Directors believe this adjusted ratio is a more relevant measure of gearing than one based on book values alone, because the book values do not reflect the economic value of the UK regulated business assets. A reconciliation of the adjustments necessary to calculate adjusted net assets is shown in the table below:

	2006	2005
Adjustment to net assets	£m	£m

Net assets per balance sheet	3,493	2,121
Adjustment for UK business regulatory values	2,815	5,821
Adjustment for US regulatory assets	2,702	2,754
Deferred tax	(1,925)	(2,848)

Adjusted net assets	7,085	7,848

Shareholders’ equity
Shareholders’ equity rose from £2,111 million at 31 March 2005 to £3,482 million at 31 March 2006. This increased for the same reasons that net assets increased, together with net movements in minority interests of £1 million.
Liquidity and treasury management
Cash flow
Cash flows from our operations are largely stable over a period of years, but they do depend on the timing of customer payments and exchange rate movements. The Group’s electricity and gas transmission and distribution operations in the UK and US are subject to multi-year rate agreements with regulators. In the UK, this results in essentially stable cash flows in local currency terms. However, weather conditions can affect cash flows in those businesses, with abnormally mild or extreme weather driving volumes down or up respectively. In the US, the regulatory mechanisms for recovering costs from customers can result in very significant cash flow swings from year to year.
Cash flow forecasting
Both short- and long-term cash flow forecasts are produced frequently to assist in identifying the liquidity requirements of the Group.
These forecasts are supplemented by a financial headroom position, details of which are supplied to the Finance Committee of the Board regularly to demonstrate funding adequacy for at least a 12-month period. The Group also maintains a minimum level of committed facilities in support of that objective.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Financial position and financial management	57
Credit facilities and unutilised Commercial Paper and Medium Term Note Programmes
The Group has both committed and uncommitted facilities that are available for general corporate purposes.
At 31 March 2006, National Grid had a US$3.0 billion US Commercial Paper Programme (unutilised); National Grid Electricity Transmission plc had a US$1.0 billion US Commercial Paper Programme (unutilised) and a US$1.0 billion Euro Commercial Paper Programme (unutilised); and National Grid and National Grid Electricity Transmission plc had a joint Euro Medium Term Note Programme of €6 billion (€2.0 billion unissued). National Grid Gas plc had a US$2.5 billion US Commercial Paper Programme (unutilised) and a US$1.25 billion Euro Commercial Paper Programme (unutilised); and National Grid Gas plc and National Grid Gas Holdings plc had a joint Euro Medium Term Note Programme of €10 billion (€6.6 billion unissued). At 31 March 2006, the Group in the UK had £1.29 billion of long-term committed facilities (undrawn), £50 million of short-term (364 day) committed facilities (undrawn) and US$1.55 billion of short-term (364 day) committed facilities (undrawn) and £1.0 billion of uncommitted borrowing facilities (undrawn). The short-term committed facilities include an option to extend these facilities.
National Grid’s US companies had committed facilities of US$680 million, all of which were undrawn at 31 March 2006. These facilities provide liquidity support for the tax-exempt debt programmes for New England Power Company, Massachusetts Electric Company and Nantucket Electric Company.
In addition to the above facilities, at 31 March 2006, National Grid Australia had an A$630 million loan facility (A$50 million undrawn) and National Grid Electricity Transmission plc has signed a loan agreement for £200 million with the European Investment Bank which can be drawn any time before June 2007.
Note 27 to the accounts shows the maturity profile of all undrawn committed borrowing facilities of the Group in sterling at 31 March 2006.
Treasury policy
The funding and treasury risk management of the Group is carried out under policies and guidelines approved by the Board. The Finance Committee, a Board Committee (for further details see page 70), is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all the funding for the Group and manages interest rate and foreign exchange rate risk.
The Group has financing programmes for each of the main Group companies. The Finance Committee and the finance committee or board of the appropriate Group undertaking approve all funding programmes. The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement.
The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of operational requirements and the policy regarding their use is explained on page 59.
The Group had borrowings outstanding at 31 March 2006 amounting to £13,126 million (31 March 2005: £14,290 million). The table in note 27 shows the expected maturity of these borrowings.
The Group has in place appropriate committed facilities, and believes that the maturing amounts in respect of its contractual obligations as shown in ‘Commitments and contingencies’ on page 60 can be met from these facilities, operating cash flows and other refinancings that it reasonably expects to be able to secure in the future. The Group’s financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper.
The Group places surplus funds on the money markets, usually in the form of short-term fixed deposits that are invested with approved banks and counterparties. Details relating to the Group’s cash, short-term investments and other financial assets at 31 March 2006 are shown in notes 22 and 26 to the accounts.
We have a long-term senior unsecured credit rating of Baa1/A-, provided by Moody’s and S&P respectively. In addition, certain Group undertakings are also credit-rated. National Grid Electricity Transmission plc has a credit rating of A2/A provided by Moody’s and S&P respectively, whereas National Grid Gas plc has a credit rating of A2/A/A+ and National Grid Gas Holdings plc has been separately rated A3/A-/A by Moody’s, S&P and Fitch respectively. In connection with the proposed acquisition of KeySpan Corporation, our ratings have been moved to ‘creditwatch with negative implications’ by S&P. Moody’s has placed the ratings of National Grid Gas plc, National Grid Gas Holdings plc and National Grid Electricity Transmission plc on negative outlook and the other Group ratings on to review for downgrade. We expect the long-term credit ratings of National Grid plc to reduce by one notch as a direct result of the financing required for the KeySpan acquisition.
It is a condition of the regulatory ring-fences around National Grid Electricity Transmission plc, National Grid Gas plc and National Grid Gas Holdings plc that they use reasonable endeavours to maintain an investment grade credit rating. At these ratings, the principal borrowing entities of the Group should have good access to the capital and money markets for future funding when necessary.
The main risks arising from the Group’s financing activities are set out on page 58, as are the policies for managing these risks, which are agreed and reviewed by the Board and the Finance Committee.

58	Operating and Financial Review Financial position and financial management	Annual Report and Accounts 2005/06 National Grid
Refinancing risk management
The Board controls refinancing risk mainly by limiting the amount of financing obligations (both principal and interest) arising on borrowings in any financial year. This policy restricts the Group from having an excessively large amount of debt to refinance in a given time-frame. During the year, a mixture of short-term and long-term debt was issued.
Interest rate risk management
The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed- and floating-rate debt, interest rate swaps, swaptions and forward rate agreements. Our interest rate risk management policy is to seek to minimise total financing costs (being interest costs and changes in the market value of debt) subject to constraints so that, even with large movements in interest rates, neither the interest cost nor the total financing cost can exceed pre-set limits. Some of the bonds in issue from National Grid Electricity Transmission plc and National Grid Gas Holdings plc are index-linked, that is their cost is linked to changes in the UK Retail Price Index (RPI). The Group believes these bonds provide a good hedge for revenues that are also RPI-linked under the price control formulae.
The performance of the Treasury function in interest rate risk management is measured by comparing the actual total financing costs of its debt with those of a passively managed benchmark portfolio. More information on the interest rate profile of our debt is included in note 23 to the accounts.
Foreign exchange risk management
The Group has a policy of hedging certain contractually committed foreign exchange transactions over a prescribed minimum size. It covers a minimum of 75% of such transactions expected to occur up to six months in advance and a minimum of 50% of transactions six to twelve months in advance. Cover generally takes the form of forward sale or purchase of foreign currencies and must always relate to underlying operational cash flows.
The principal foreign exchange risk to which the Group is exposed arises from assets and liabilities denominated in US dollars. In relation to these risks, the objective is to match the US dollar proportion of the Group’s financial liabilities to the proportion of its cash flow that arises in dollars and is available to service those liabilities.
Foreign exchange fluctuations will affect the translated value of overseas earnings and cash flows. This translation has no impact on the currency cash flows of the Group, and accordingly is not hedged other than indirectly through the natural hedge of having foreign currency interest expense arising on currency denominated liabilities. Cash flows may be hedged through matching with interest flows or by forward foreign exchange deals and options.
The currency and average interest rate compositions of the Group’s financial liabilities and assets are shown in note 23 to the accounts.
Counterparty risk management
Counterparty risk arises from the investment of surplus funds and from the use of derivative instruments. The Finance Committee has agreed a policy for managing such risk, which is controlled through credit limits, approvals and monitoring procedures. Where multiple transactions are entered into with a single counterparty, a master netting arrangement can be put in place to reduce the Group’s exposure to credit risk of that counterparty. At the present time the Group uses standard International Swap Dealers Association (ISDA) documentation, which provides for netting in respect of all transactions governed by a specific ISDA agreement with a counterparty, when transacting interest rate and exchange rate derivatives.
Derivative financial instruments held for purposes other than trading
As part of its business operations, the Group is exposed to risks arising from fluctuations in interest rates and exchange rates. The Group uses financial instruments (derivatives) to manage exposures of this type and they are a useful tool in reducing risk. The Group’s policy is not to use derivatives for trading purposes. Derivative transactions can, to varying degrees, carry both counterparty and market risk.
The Group enters into interest rate swaps to manage the composition of fixed- and floating-rate debt and so hedge the exposure of borrowings to interest rate movements. In addition, the Group enters into bought and written option contracts on interest rate swaps. These contracts are known as swaptions. The Group also enters into foreign currency swaps to manage the currency composition of borrowings and so hedge the exposure to exchange rate movements. Certain agreements are combined foreign currency and interest rate swap transactions. Such agreements are known as cross-currency swaps.
The Group enters into forward rate agreements to hedge interest rate risk on short-term debt and money market investments. Forward rate agreements are commitments to fix an interest rate that is to be paid or received on a notional deposit of specified maturity, starting at a future specified date.
More details on derivative financial instruments are provided in note 23 to the accounts.
Valuation and sensitivity analysis
The Group calculates the fair value of debt and derivative instruments by discounting all future cash flows by the market yield curve at the balance sheet date. The market yield curve for each currency is obtained from external sources for interest and foreign exchange rates. In the case of instruments that include options, the Black’s variation of the Black-Scholes model is used to calculate fair value.
The valuation techniques described above for interest rate swaps and currency swaps are a standard market methodology. These techniques do not take account of the credit quality of either party but this is not considered to be a significant factor unless there is a material deterioration in the credit quality of either party.

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In relation to swaptions, we use swaptions for hedging purposes with a European style exercise. As a consequence, the Black’s variation of the Black-Scholes model is considered to be sufficiently accurate for the purpose of providing fair value information in relation to these types of swaptions. More sophisticated valuation models exist but the Group does not believe it is necessary to employ these models, given the limited extent of its activities in this area.
For debt and derivative instruments held, the Group utilises a sensitivity analysis technique to evaluate the effect that changes in relevant rates or prices will have on the market value of such instruments.
At 31 March 2006, the potential change in the fair value of the aggregation of long-term debt and derivative instruments, assuming an increase or decrease of 10% in the level of interest rates and exchange rates, was £44 million and £46 million for interest rates and £427 million and £521 million for exchange rates respectively.
Commodity contracts
Power purchase contracts for normal sale and purchase
In the US we purchase electricity and gas to supply to our customers. The electricity contracts, many of which are long-term in nature, enable us to provide the electricity purchased by customers who do not choose to purchase their energy from independent suppliers. Gas is purchased on behalf of those customers who continue to buy supply service from us, and encompasses both the gas itself and the interstate transportation and storage services required to deliver gas to our system. In addition, we purchase electricity and gas in both the UK and the US for our own operational requirements.
Commodity derivatives
In the normal course of business, the Group is party to commodity derivatives. These have included indexed swap contracts, gas futures, electricity swaps, gas options, gas forwards and gas basis swaps that are principally used to manage commodity prices associated with its gas and electricity delivery operations. This includes the repurchase of capacity rights already sold in accordance with our UK gas transporter licences and Uniform Network Code obligations.
These financial exposures are monitored and managed as an integral part of the Group’s financial risk management policy. At the core of this policy is a condition that the Group will engage in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business. The Group does not issue or intend to hold derivative instruments for trading purposes, and holds such instruments consistent with its various licence and regulatory obligations in the UK and US.
Commodity contracts carried at fair value
As a result of the restructuring of the electricity industry in New York State, a portion of existing power purchase agreements were replaced in 1998 with indexed swap contracts that expire in June 2008. These indexed swaps are the subject of regulatory rulings that allow the gains and losses to be passed on to customers.
At 31 March 2006, the Group had liabilities of £309 million (31 March 2005: £327 million) in respect of the above indexed swap contracts. The liability will be discharged over the remaining term of the swaps as nominal energy quantities are settled and will be adjusted as periodic reassessments are made of energy prices. A 10% movement in the market price of electricity and gas would result in a £12 million movement in the value of the index-linked swap contracts assuming a US dollar to sterling exchange rate of $1.79:£1.
The fair value of the index-linked swap contracts is based on the difference between projected future market prices and projected contract prices as applied to the notional quantities stated in the contracts and discounted using a US Treasury Bill rate curve to the current present value.
Payments made under indexed swap contracts are affected by the price of natural gas and we use New York Mercantile Exchange  (NYMEX) gas futures as hedges to mitigate the volatility of this impact. The futures contracts are derivative commodity instruments with gains and losses deferred as an offset to the corresponding increases and decreases in the swap payments.
We do not currently use options to hedge gas commodity requirements. Gains relating to gas futures as at 31 March 2006 were not material.
Our rate agreement in New York allows for collection of the commodity cost of natural gas sold to customers. The regulator also requires that actions be taken to limit the volatility in gas prices passed on to customers. We meet this requirement through the use of NYMEX gas futures. These contracts are hedges of our natural gas purchases. Gains and losses are deferred until the month that the hedged contract settles. At 31 March 2006, deferred gains on these contracts were immaterial in the context of the Group as a whole.
During 2005/06, a number of power purchase contracts reverted to us as part of the settlement arising from USGen’s bankruptcy as described on page 51. The power contracts were originally entered into prior to the restructuring of the electricity industry in New England. The power delivered is not required for our normal energy delivery activities and is sold in the energy markets at prices that are currently significantly below the amount we are required to pay. The fair value of these contracts amounted to £169 million at 31 March 2006 (not applicable at 31 March 2005). A 10% movement in the market price of electricity and gas would result in a £16 million movement in the value of these contracts assuming a US dollar to sterling exchange rate of $1.79:£1.
We are also a party to several other power purchase arrangements entered into by the former generating business, the output of which is sold to third parties through back-to-back arrangements. The agreements extend for various terms through 2017. We recover the costs incurred under the contracts, net of proceeds received on sales, from customers as part of the US stranded cost recoveries segment.

60	Operating and Financial Review Financial position and financial management	Annual Report and Accounts 2005/06 National Grid
As at 31 March 2006, our obligations under these agreements totalled $1.3 billion (£0.7 billion) and our expected revenues from sales was $0.9 billion (£0.5 billion). The fair value of the difference between our obligations and the expected revenues from sales is recorded in the balance sheet within commodity contract liabilities.
Commodity trading
In our UK gas transmission operations we are obliged to offer for sale, through a series of auctions (both short- and long-term), a predetermined quantity of entry capacity for every day in the year at specified locations. Where, on the day, the gas transmission system’s capability is constrained, such that gas is prevented from entering the system for which entry capacity rights have been sold, then UK gas transmission is required to buy back those entry capacity rights sold in excess of system capability. Forward and option contracts are used to reduce the risk and exposure to on-the-day entry capacity prices.
Our UK electricity transmission operations have also entered into electricity options, pursuant to the requirement to stabilise the electricity market in Great Britain through the operation of BETTA. The options are for varying terms and have been entered into so that the Group has the ability to deliver electricity as required to meet its obligations under the electricity transmission licence. The Group has not and does not expect to enter into any significant derivatives in connection with its BETTA role.
Commitments and contingencies
The Group’s commitments and contingencies outstanding at 31 March are summarised in the table below:

	2006	2005
	£m	£m

Future capital expenditure contracted but not provided for	1,343	927
Total operating lease commitments	831	930
Power commitments	5,453	4,915
Other commitments, contingencies and guarantees	334	349

Information regarding the Group’s obligations under pension and other post-retirement benefits is given below under the heading ‘Pensions and other post-retirement obligations’.
The power commitments shown in the commitments and contingencies table above reflect the Group’s obligation to purchase energy under long-term contracts. These contracts are used in respect of the normal sale and purchase requirements for the Group and do not include commodity contracts carried at fair value as described on page 59.
In addition to the above, we have entered into agreements to purchase KeySpan Corporation for $7.3 billion (£4.2 billion) together with the assumption of debt of $4.5 billion (£2.6 billion) and Southern Union’s Rhode Island gas distribution network for cash consideration of $498 million (£286 million) and assumed debt of $77 million (£44 million) as described on page 21.
The Group proposes to meet all of its commitments from operating cash flows, existing credit facilities, future facilities and other financing which we reasonably expect to be able to secure in the future.
Contractual obligations at 31 March 2006
The table of contractual obligations shown below analyses the long-term contractual obligations of the Group according to its payment period.
Purchase obligations reflect the Group’s commitments under power commitments and future capital expenditure contracted for but not provided. The other long-term liabilities reflected in the balance sheet at 31 March 2006 comprise commodity contracts carried at fair value and trade and other liabilities that represent contractual obligations.

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Total borrowings	13,126	2,839	1,690	1,383	7,214
Derivative financial liabilities	222	92	6	7	117
Operating lease commitments	831	87	156	138	450
Purchase obligations	6,796	2,847	1,688	682	1,579
Trade and other liabilities reflected in the balance sheet	2,394	1,756	420	125	93

	23,369	7,621	3,960	2,335	9,453

Off balance sheet arrangements
There were no significant off balance sheet arrangements other than the contractual obligations and commitments and contingencies described above.
Pensions and other post-retirement obligations
UK retirement arrangements
The Group operates three UK occupational pension schemes:
■	the National Grid UK Pension Scheme, formerly named the Lattice Group Pension Scheme (National Grid UK Scheme);
■	the National Grid Electricity Group of the Electricity Supply Pension Scheme (National Grid Electricity Scheme); and
■	the National Grid Wireless Pension Scheme, formerly named the Crown Castle UK Pension Scheme (the Wireless Scheme).
With the exception of the National Grid UK Scheme, which also has a defined contribution section, the above schemes are defined benefit pension schemes. All three defined benefit pension schemes are closed to new entrants. Membership of the defined contribution section of the National Grid UK Scheme is offered to all new employees in the UK.
Actuarial valuations of the Wireless Scheme and the National Grid UK Scheme are being carried out at 31 December 2005 and 31 March 2006 respectively and have not yet been completed. The last actuarial valuation for the National Grid Electricity Scheme was as at 31 March 2004.
The last completed full actuarial valuation of the National Grid UK Scheme was as at 31 March 2003. This concluded that the pre-tax deficit was £879 million (£615 million net of tax) in the defined benefit section on the basis of the funding assumptions adopted by the actuary. An interim annual assessment of the National Grid UK Scheme was conducted at 31 March 2005. This assessment showed that the deficit had decreased in the defined benefit section on the basis of the funding assumptions adopted by the actuary.

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It has been agreed that no funding of the deficit identified in the 2003 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £520 million (£364 million net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the National Grid UK Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as National Grid Gas plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund. Employer cash contributions for the ongoing cost of the National Grid UK Scheme are currently being made at a rate of 23.7% of pensionable payroll.
The actuarial valuation of the National Grid Electricity Scheme at 31 March 2004 was completed during the year ended 31 March 2005 and revealed a pre-tax deficit of £272 million (£190 million net of tax) on the basis of the funding assumptions adopted by the actuary.
It has been agreed that no funding of the deficit identified in the 2004 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £68 million (£48 million net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the National Grid Electricity Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as National Grid Electricity Transmission plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund. Employer cash contributions for the ongoing cost of the National Grid Electricity Scheme are currently being made at a rate of 13.1% of pensionable payroll.
The last completed full actuarial valuation of the Wireless Scheme was as at 31 December 2002. This revealed that the pre-tax deficit was £3 million (£2 million net of tax) on the basis of the funding assumptions adopted by the actuary. Employer cash contributions for the ongoing cost of the Wireless Scheme are currently being made at a rate of 18.4% of pensionable payroll.
US retirement arrangements
The Group operates defined benefit pension plans for its US employees. Post-retirement healthcare and life insurance benefits are also provided to qualifying retirees.
Our US operations companies have non-contributory defined benefit pension plans covering substantially all employees. All employees, except union-represented employees, hired on or after 15 July 2002 participate in a cash balance pension plan design. Under that design, pay-based credits are applied based on service time, and interest credits are applied based on an average annual 30-year Treasury bond yield. Non-union employees hired by our New England business prior to 15 July 2002 and New England business union employees generally participate in the historic final average pay pension plans which have been in effect for several decades. In addition, a large number of employees hired by our New York business prior to July 1998 are cash balance design participants who receive a larger benefit if so yielded under pre-cash balance conversion final average pay formula provisions. Employees hired by our New York business following the August 1998 cash balance design conversion participate under cash balance design provisions only.
Supplemental non-qualified, non-contributory executive retirement programmes provide additional defined pension benefits for certain executives.
We also provide post-retirement benefits other than pensions. Benefits include healthcare and life insurance coverage to eligible retired employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.
In New England, except in unusual circumstances, the funding policy is to contribute to the plans each year the maximum tax-deductible amounts for that year. In New York, the funding policy is determined largely by our settlement agreements with the New York Public Service Commission and the amounts recovered in rates. However, the contribution for any year will not be less than the minimum contribution required by federal law or greater than the maximum tax-deductible amount.
We manage our benefit plan investments to minimise the long-term cost of operating the plans, with a reasonable level of risk. Risk tolerance is reviewed based on the results of a periodic asset/liability study. This study includes an analysis of plan liabilities and funded status and results in the determination of the allocation of assets across equity and fixed income. Equity investments are broadly diversified across US and non-US equities, as well as across growth, value, and small and large capitalisation equity. Likewise, the fixed income portfolio is broadly diversified across the various fixed income market segments. For the other post-retirement benefits, since the earnings on a portion of the assets are taxable, those investments are managed to maximise after-tax returns consistent with the broad asset class parameters established by the asset allocations. Investment risk and return are reviewed on a quarterly basis.
Details of material litigation to which the Group was a party at 31 March 2006
The Group was not party to litigation that was considered to be material at 31 March 2006.
Related party transactions
The Group provides services to and receives services from related parties. In the year ended 31 March 2006, the Group charged £4 million and received charges of £32 million from its related parties (other than Directors) compared with £4 million and £24 million respectively in 2004/05.
Further information on related party transactions is contained within note 34 to the accounts.

62	Operating and Financial Review Accounting policies	Annual Report and Accounts 2005/06 National Grid
Accounting policies
Basis of accounting
The consolidated financial statements present our results for the years ended 31 March 2006 and 2005 and our financial position as at 31 March 2006 and 2005. They have been prepared using the accounting policies shown, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.
We also provide a reconciliation from our results and financial position as prepared under IFRS to the results and financial position as if they had been prepared in accordance with generally accepted accounting principles in the United States (US GAAP), together with condensed US GAAP financial information. A discussion of the principal differences between IFRS and US GAAP is provided on pages 66 and 67.
Segmental reporting
In addition to presenting the consolidated financial results and financial position in the financial statements, we provide a breakdown of those results and balances into our business segments. The presentation of segment information is based on the management responsibilities that existed at 31 March 2006. Our business segments are UK electricity and gas transmission, US electricity transmission, UK gas distribution, US electricity and gas distribution, US stranded cost recoveries and Wireless infrastructure, with our other businesses and corporate activities, including business development, being aggregated within Other activities. Our geographical segments reflect the Group’s principal activities in the UK and the US.
UK LNG storage activities and the Scottish and French electricity interconnectors are now included within the UK electricity and gas transmission segment, having previously been reported within Other activities. This change in segmental presentation follows a change in the organisational and management structure within the Group and the change in regulatory arrangements for the Scottish interconnector following the introduction of BETTA.
The results of the four gas distribution networks sold on 1 June 2005 are no longer included within the UK gas distribution segment, but are instead presented as discontinued operations.
Adoption of IFRS
With effect from 1 April 2005, we present our consolidated financial statements in accordance with IFRS.
Note 1 to the consolidated financial statements presents the impact of conversion from UK GAAP to IFRS on the financial results for the year ended 31 March 2005 and the financial position at 31 March 2005 and 1 April 2004. As permitted by the US Securities and Exchange Commission, only one year of IFRS comparatives are included in the financial statements for the year ending 31 March 2006 and hence the results for the year ended 31 March 2004 have not been presented under IFRS.
The principal differences in our reported results and financial position between UK GAAP and IFRS are as follows:

Replacement expenditure	Replacement expenditure, primarily relating to our UK gas distribution networks, was expensed under UK GAAP but is capitalised under IFRS.

Regulatory assets	Regulatory assets, principally representing the right to recover revenues in the future from customers in accordance with rate plans, were recorded as assets under UK GAAP. Under IFRS these are not recognised as assets.

Goodwill and intangible assets	Goodwill was amortised under UK GAAP. Under IFRS goodwill is not amortised, and we have elected to retain the goodwill balance under UK GAAP at 31 March 2004 as our brought forward goodwill balance at 1 April 2005 under IFRS.
Under IFRS more intangibles, such as customer relationships acquired in a business combination, are recognised as assets than was the case under UK GAAP. These intangible assets are amortised over their useful economic lives.

Post-retirement benefits	Under IFRS the actuarially calculated value of obligations in respect of pensions and other post-retirement benefit plans are recorded in the balance sheet, net of the market value of scheme investments. Changes in the value of the net liability that differ from the actuarially calculated service cost and expected investment returns and interest charges are recorded as actuarial gains and losses in the statement of recognised income and expense.

Deferred taxation	Deferred tax under UK GAAP was recorded based on timing differences. Under IFRS deferred tax is recorded based on temporary differences, in most cases being the difference between an asset’s or a liability’s carrying value in the balance sheet and its associated tax basis.

Proposed final dividend	Under UK GAAP the proposed final dividend was recorded as a liability in the balance sheet. Under IFRS it is not recorded as a liability until the subsequent financial period.

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Summary of the impact of adoption of IFRS
The impact of the adoption of IFRS on net assets at 31 March 2005 and 1 April 2004 can be summarised as follows:

	31 March	1 April
	2005	2004
	£m	£m

Net assets as reported under UK GAAP	1,391	1,271
Replacement expenditure	3,014	2,778
Non recognition of regulatory assets	(1,587)	(1,791)
Goodwill and intangible assets	127	–
Post-retirement benefits	(1,149)	(1,382)
Deferred taxation	(95)	(84)
Proposed final dividend	469	366
Non-equity minority interests	(22)	(38)
Other	(27)	(10)

Net assets reported under IFRS	2,121	1,110

The impact of the adoption of IFRS on the profit for the year ended 31 March 2005 can be summarised as follows:

2005
£m

Profit for the year as reported under UK GAAP	907
Replacement expenditure	236
Non recognition of regulatory assets	151
Goodwill and intangible assets	105
Post-retirement benefits	41
Deferred taxation	(11)
Non-equity minority interests	(2)
Other	(3)

Profit for the year reported under IFRS	1,424
Less: profit for the year from discontinued operations	(304)

Profit for the year from continuing operations	1,120

Accounting for financial instruments
On 1 April 2005, we implemented new accounting policies for financial instruments on the adoption of IAS 32 and IAS 39. As a consequence, derivative financial instruments are recorded on the balance sheet at fair value, with changes in those values recorded in the income statement or in equity. Our new accounting policies are described on pages 97 and 98.
The impact of the adoption was to increase net debt by £348 million from £13,638 million to £13,986 million, and to reduce net assets by £43 million as described in note 2 to the accounts.
As permitted by IFRS 1, we adopted IAS 32 and IAS 39 with no restatement of comparatives, and so the balance sheet at 31 March 2005 and the income statement for the year then ended have not been restated for these changes in accounting policies.
Choices made in adopting IFRS
We were required to make a number of choices on the adoption of IFRS. The principal choices available to us and the choices adopted were as follows:

Option	Choices available	Choice adopted

Date of transition to IFRS	1 April 2003 – two periods of IFRS comparatives	1 April 2004 – one period of IFRS comparatives

1 April 2004 – one period of IFRS comparatives

Business combinations	Restate some or all previous combinations	Do not restate prior business combinations (in particular, retain merger accounting for Lattice merger)

Do not restate prior business combinations

Pensions	Recognise actuarial gains and losses each year	Recognise actuarial gains and losses each year in the statement of recognised income and expense

Adopt ‘corridor’ method going forward

Adopt ‘corridor’ method retrospectively

Financial instruments	Adopt IAS 39 retrospectively	Adopt IAS 39 on 1 April 2005

Adopt IAS 39 on 1 April 2004

Adopt IAS 39 on 1 April 2005

Carrying value of assets at	Depreciated cost (adjusted for IFRS changes)	Depreciated cost (adjusted for IFRS changes) in most cases

date of transition	Fair value at date of transition

Share-based payments	Recognise all active grants retrospectively	Recognise all active grants retrospectively (already adopted under UK GAAP with FRS 20)

Recognise only grants since 7 November 2002

Cumulative translation differences on foreign subs	Restate cumulative translations retrospectively	Cumulative differences from 1 April 2004 only

Cumulative differences from 1 April 2004 only

Joint ventures	Equity account jointly controlled entities	Equity account jointly controlled entities

Proportionally consolidate jointly controlled entities

Use of UK GAAP or IFRS in	Adopt IFRS for parent company and subsidiaries	Retain UK GAAP for parent and subsidiaries’ individual financial statements

individual accounts	IFRS for parent, UK GAAP for subsidiaries

Retain UK GAAP for parent and UK subsidiaries

64	Operating and Financial Review Accounting policies	Annual Report and Accounts 2005/06 National Grid
Critical accounting policies
The application of accounting principles requires us to make estimates, judgements and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the accounts. On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods that we consider reasonable in the particular circumstances to ensure compliance with IFRS and US GAAP respectively. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.
Certain of the Group’s accounting policies have been identified as critical accounting policies, as these policies involve particularly complex or subjective decisions or assessments. The discussion of critical accounting policies below should be read in conjunction with the description of the Group’s accounting policies set out in the Group financial statements. Where critical accounting policies adopted under US GAAP are significantly different from the ones adopted under IFRS, additional information is included in the discussion on our US GAAP accounting on pages 66 and 67.
Our critical accounting policies and accounting treatments are considered to be:

Estimated asset economic lives	The reported amounts for amortisation of intangible fixed assets and depreciation of property, plant and equipment can be materially affected by the judgements exercised in determining their estimated economic lives.
Intangible asset amortisation and depreciation of property, plant and equipment for continuing operations amounted to £57 million and £895 million respectively in 2005/06 and £45 million and £774 million respectively in 2004/05.

Carrying value of assets and potential for impairments	The carrying value of assets recorded in the consolidated balance sheet could be materially reduced if an impairment were to be assessed as being required. Our total assets at 31 March 2006 were £25,924 million, including £18,935 million of property, plant and equipment, £2,142 million of goodwill and £321 million of other intangible assets.
Impairment reviews are carried out either when a change in circumstance is identified that indicates an asset might be impaired or, in the case of goodwill, annually. An impairment review involves calculating either or both of the fair value or the value-in-use of an asset or group of assets and comparing with the carrying value in the balance sheet. These calculations involve the use of assumptions as to the price that could be obtained for, or the future cash flows that will be generated by, an asset or group of assets, together with an appropriate discount rate to apply to those cash flows.

Revenue accruals	Revenue includes an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end. Changes to the estimate of the energy or transportation services supplied during this period would have an impact on the reported results of the Group.
Our estimates of unbilled revenues in 2005/06 amounted to £169 million in the US and £268 million in the UK compared with £130 million and £276 million respectively in 2004/05.

Assets and liabilities carried at fair value	Certain assets and liabilities, principally financial investments, derivative financial instruments and certain commodity contracts are carried in the balance sheet at their fair value rather than historical cost.
The fair value of financial investments is based on market prices, as are those of derivative financial instruments where market prices exist. Other derivative financial instruments and those commodity contracts carried at fair value are valued using financial models, which include judgements on, in particular, future movements in exchange and interest rates as well as equity and commodity prices.

Hedge accounting	We use derivative financial instruments to hedge certain economic exposures arising from movements in exchange and interest rates or other factors that could affect either the value of our assets or liabilities or affect our future cash flows.
Movements in the fair values of derivative financial instruments may be accounted for using hedge accounting where we meet the relevant eligibility, documentation and effectiveness testing requirements. If a hedge does not meet the strict criteria for hedge accounting, or where there is ineffectiveness or partial ineffectiveness, then the movements will be recorded in the income statement immediately instead of being recognised in the statement of recognised income and expense or being offset by adjustments to the carrying value of debt.

Pensions and other post-retirement benefit plans	Pensions and other post-retirement benefit obligations recorded in the balance sheet are calculated actuarially using a number of assumptions about the future including inflation, salary increases, length of service and pension and investment returns, together with the use of a discount rate based on corporate bond yields to calculate the present value of the obligation.
The selection of these assumptions can have a significant impact on both the pension obligation recorded in the balance sheet and on the net charge recorded in the income statement.

Assets held for sale and discontinued operations	At 31 March 2005, the planned sales of four of our regional gas distribution networks did not meet the criteria to be classified as assets held for sale. On 1 May 2005, these criteria were met and the assets and liabilities of these businesses were classified as assets held for sale and depreciation ceased from that date until their disposal on 1 June 2005.
The results of these operations have been classified as discontinued operations and the comparatives reclassified accordingly.
The determination of the date that the planned sales met the criteria to be classified as assets held for sale is a matter of judgement by management, with consequential impact on balance sheet presentation and the amount recorded for depreciation in the results of the discontinued operation.

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Exceptional items	Exceptional items, in particular restructuring costs, are items of income or expense that are identified as being material or one-off in nature that need to be separately identified in the income statement. Restructuring costs principally comprise severance or other costs necessary to complete a major programme of restructuring.

Judgement is required in deciding the classification of items as exceptional.

Provisions	Provision is made for liabilities that are uncertain in timing or amount of settlement. These include provisions for the cost of environmental restoration and remediation, asset decommissioning, restructuring and employer and public liability claims.

Calculations of these provisions are based on estimated cash flows relating to these costs, discounted at an appropriate rate where the impact of discounting is material. The total costs and timing of cash flows relating to environmental and decommissioning liabilities are based on management estimates supported by the use of external consultants.

At 31 March 2006, we have recorded provisions totalling £771 million (2005: £791 million), including £429 million (2005: £491 million) and £127 million (2005: £105 million) in respect of environmental and decommissioning liabilities respectively.

Tax estimates	The Group’s tax charge is based on the profit for the year and tax rates in effect. The determination of appropriate provisions for taxation requires us to take into account anticipated decisions of tax authorities and estimate our ability to utilise tax benefits through future earnings and tax planning. Our estimates and assumptions may differ from future events.

In order to illustrate the impact that changes in assumptions could have on our results and financial position, the following sensitivities are presented:

Assets’ useful economic lives	An increase in the useful economic lives of assets of one year on average would reduce our annual depreciation charge on property, plant and equipment by approximately £40 million and our annual amortisation charge on intangible assets by £9 million.

Revenue accruals	A 10% change in our estimate of unbilled revenues at 31 March 2006 would result in an increase or decrease in our recorded net assets and profit for the year of approximately £22 million net of tax.

Assets carried at fair value	A 10% change in assets and liabilities carried at fair value would result in an increase or decrease in the carrying value of derivative financial instruments and commodity contract liabilities of £44 million and £49 million respectively.

Hedge accounting	If the gains and losses arising on derivative financial instruments during the year ended 31 March 2006 had not achieved hedge accounting, the profit for the year would have been £131 million lower than that reported net of tax and net assets would have been £1 million lower.

Provisions	A 10% change in the estimates of future cash flows in respect of provisions for liabilities would result in an increase or decrease in net assets of approximately £50 million net of tax.

Accounting developments
New IFRS accounting standards and interpretations adopted in 2005/06
In preparing its consolidated financial statements, the Group has complied with International Financial Reporting Standards, International Accounting Standards and interpretations applicable for periods beginning on or after 1 April 2005.

Capital resource disclosures	‘Amendment to IAS 1: Presentation of Financial Statements’ requires new disclosures to be made about management of capital resources and compliance with capital requirements.

Actuarial gains and losses	‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ enables actuarial gains and losses in respect of the Group’s defined benefit schemes to be recognised in the statement of recognised income and expense.

Cash flow hedges	‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intra-group Transactions’ allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

Financial instrument disclosures	IFRS 7 ‘Financial Instruments: Disclosures’ replaces the disclosure requirements in IAS 32 and locates in one place all disclosures relating to financial instruments. The new requirements incorporate many of IAS 32’s disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.

Forthcoming changes in IFRS
The following accounting standards and interpretations have not yet been adopted, but are expected to be adopted by the Group in future periods. Implementation of the following interpretations are not expected to have a material impact on the Group’s results or assets and liabilities.

Leases	International Financial Reporting Interpretations Committee (IFRIC) No. 4 ‘Determining whether an arrangement contains a lease’ provides guidance on determining whether arrangements which convey the right to use an asset in return for a series of payments should be accounted for in accordance with IAS 17 ‘Leases’.

Share-based payments	IFRIC 8 ‘Scope of IFRS 2’ addresses the issue of whether IFRS 2 ‘Share Based Payment’ applies to transactions in which the entity cannot identify specifically some or all of the goods or services received.

Embedded derivatives	IFRIC 9 ‘Reassessment of Embedded Derivatives’ prohibits reassessment of the treatment of embedded derivatives subsequent to initial recognition unless there is a change in the terms of the contract that significantly modifies the cash flows which otherwise would be required under the contract, in which case reassessment is required.

66	Operating and Financial Review Accounting policies	Annual Report and Accounts 2005/06 National Grid
US GAAP reporting
Overview
The consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. A reconciliation of net income and equity shareholders’ funds from IFRS to US GAAP, together with a summary of adjustments, is provided in note 37 to the accounts. In addition, condensed income statements, balance sheets and segmental information prepared in accordance with US GAAP are provided in note 38 to the accounts.
Results and financial position under US GAAP
Net income from continuing operations for 2005/06 under US GAAP was £711 million (2004/05: £1,037 million). The US GAAP results for 2005/06 and 2004/05 included profits relating to discontinued operations amounting to £596 million and £267 million respectively. Consequently, net income for 2005/06 under US GAAP was £1,307 million (2004/05: £1,304 million). This compared with the profit for the year under IFRS for 2005/06 and 2004/05 of £3,850 million and £1,424 million respectively.
Shareholders’ equity under US GAAP at 31 March 2006 was £9,747 million (2005: £10,591 million) compared with £3,842 million (2005: £2,111 million) under IFRS. Because the application of merger accounting principles retained under IFRS has fundamentally affected the comparison of IFRS results with US GAAP results, the following is a discussion of the impact the application of US GAAP has had on the results, which should be read in conjunction with the rest of this Operating and Financial Review.
The principal adjustments from net income and total shareholders’ equity under IFRS to their equivalents under US GAAP relate to differences in accounting for the business combination with Lattice Group as a purchase instead of as a merger, US regulatory accounting, the recording of derivative financial instruments at their fair value in the balance sheet and hedge accounting; and differences in accounting for pensions. The other adjustments between IFRS and US GAAP are explained in more detail in note 37 to the accounts.
Some of the adjustments included within the US GAAP summary income statements and balance sheet substantially reflect reclassifications of items that are presented differently under IFRS and US GAAP, but that do not significantly impact net income or net assets.

Merger with Lattice Group	The application of UK GAAP to the business combination of National Grid Group and Lattice Group in 2002/03 resulted in the transaction being treated as a merger. As permitted by IFRS, merger accounting for this transaction continues under IFRS. Under US GAAP, purchase accounting was applied rather than merger accounting, and National Grid Group (now National Grid) was viewed as the acquirer of Lattice Group.

The results of the Group under US GAAP include the results of Lattice Group only from 21 October 2002, the date of the business combination and not prior to that date.

In addition, the recognition of Lattice Group’s assets and liabilities at fair value under US GAAP resulted in £3,824 million of goodwill being recognised.

The former Lattice Group assets included the four regional gas distribution networks that were disposed of in 2005/06. The higher book value of these assets under US GAAP resulted in a significantly lower gain recognised on disposal. The gain on disposal under US GAAP was £2 billion lower than under IFRS.

Regulatory assets	These assets are recorded in the US GAAP balance sheet in accordance with the principles of SFAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. SFAS 71 provides that certain costs may be deferred on the balance sheet (referred to as ‘regulatory assets’) if it is probable that the costs will be recovered through future increases in regulated revenue rates. An entity applying SFAS 71 does not need absolute assurance prior to capitalising a cost, only reasonable assurance. If the principles of SFAS 71 were not applicable, it is likely that this would result in the full or partial non-recognition of these regulatory assets and thereby materially alter the view given under US GAAP.

The total carrying value of regulatory assets, under US GAAP, at 31 March 2006 amounted to £3,051 million (£3,350 million at 31 March 2005).

Derivatives	Under US GAAP, all derivatives are recorded at fair value except those that qualify for exemptions, such as normal purchase rules for commodity contracts. Changes in fair values of derivatives not designated as a hedge under US GAAP are recorded through earnings. The Group applies a hedging strategy which meets IFRS requirements, but many of these hedges do not meet the requirements to achieve hedge accounting under US GAAP. This results in a much greater volatility in the US GAAP income statements. Under IFRS, the Group did not adopt IAS 39 until 1 April 2005 and, therefore, did not record derivatives at fair value in the year ended 2004/05. Upon adoption of IAS 39, the Group recorded its outstanding derivatives at fair value and took advantage of certain transition accommodations that allowed for hedge accounting. These transition alternatives were not available under US GAAP.

Annual Report and Accounts 2005/06 National Grid	Operating and Financial Review Accounting policies	67

Pensions	Under US GAAP, when the amount of pension scheme assets is less than the accumulated benefit obligation of that scheme, a minimum pension liability is recognised. When compared with IFRS, differences in the measurement of pension obligations, plan assets, and periodic pension expense exist. The primary difference is the fact that under US GAAP, the Group includes actuarial gains and losses as a component of periodic pension expense but, under IFRS, these items are recorded directly to equity. Differences in key assumptions used to measure plan assets and obligations also create differences.

New US accounting pronouncements adopted during 2005/06
During 2005/06, the Group adopted the following US GAAP accounting interpretations issued by the US Financial Accounting Standards Board (FASB).

Asset retirement obligations	FASB interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’ (FIN 47) clarified that the term ‘conditional asset retirement obligation’, as used in SFAS No. 143 ‘Accounting for Asset Retirement Obligations’ (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Group.
The adoption of FIN 47 did not have a material impact on the US GAAP consolidated financial statements.

Recent US pronouncements not yet adopted
In preparing the US GAAP reconciliation for 2005/06 we have not reflected the impact of recent US accounting pronouncements that are expected to be adopted in future periods. The most notable of these are:

Share-based payments	FASB Statement No. 123 ‘Share Based Payment’ (SFAS 123(R)) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
SFAS 123(R) is similar to IFRS 2, and to the method already adopted by the Group under FASB Statement No. 148 ‘Accounting for Stock Based Compensation – Transition and Disclosure’.
Adoption of SFAS 123(R) is not expected to have a material impact on our results of operations or financial position under US GAAP when it is adopted on 1 April 2006.

Exchanges of non-monetary assets	FASB Statement No. 153 ‘Exchanges of Non-Monetary Assets’ (SFAS 153) removes an exemption in APB Opinion No. 29 ‘Accounting for Non-Monetary Transactions’ (APB 29) which permitted exchanges of similar productive assets to be accounted for at the carrying value of the assets relinquished. All non-monetary transactions (apart from those without commercial substance) must in future be recorded at fair value.
The impact of the adoption of SFAS 153 cannot be predicted at this time because it will depend on whether applicable non-monetary transactions take place after 1 April 2006.

Carrying value of inventories	FASB Statement No. 151 ‘Inventory Costs – an amendment of ARB No. 43’ (SFAS 151) clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognised as current period expense.
The adoption of SFAS 151 is not expected to have a material effect on our results or financial position under US GAAP.

Accounting for changes in accounting policies	FASB Statement No. 154 ‘Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154) requires retrospective application of prior periods’ financial statements for changes in accounting principle.

The adoption of SFAS 154 on 1 April 2006 will not have a material effect on our US GAAP results and financial position. However, there would be significant differences in the presentation of changes in US GAAP accounting policies if changes were to be made in future periods compared with current requirements.

Hybrid financial instruments	FASB Statement No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and SFAS No. 140’ (SFAS 155) provides a fair value measurement option for certain hybrid financial instruments, which allows the recording of an entire financial instrument at fair value rather than accounting for the host instrument and the embedded derivative separately, simplifying the accounting for these instruments. It also requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or they are hybrid instruments that contain embedded derivatives requiring separate recognition.
The adoption of SFAS 155 is not expected to have a material effect on our results or financial position under US GAAP.

68	Corporate Governance	Annual Report and Accounts 2005/06 National Grid
Corporate Governance
Governance
The Board of National Grid is committed to embedding leading governance practices within the operations of the Group. This commitment is based on compliance with the Combined Code and both established and emerging best practice. It extends through National Grid’s Framework for Responsible Business, codes of conduct for employees and involvement in the Business Leaders Initiative on Human Rights.
Documents relating to National Grid’s governance (eg National Grid’s Framework for Responsible Business, Board Committee terms of reference, codes of conduct and position statements) can be found on the Group website at www.nationalgrid.com/corporate/about+us.
The Company complied fully with all provisions set out in Section 1 of the Combined Code throughout the year.
The Board
The Board of National Grid currently consists of 14 Directors, comprising the Chairman, six Executive Directors and seven Non-executive Directors (including the Senior Independent Director). Biographical details for each of the Directors, together with details of Board Committee memberships, are set out on pages 18 and 19.
The intended retirement of long-serving Non-executive Director, John Grant, was announced prior to the year end. John Grant stepped down as chairman of the Remuneration Committee at the end of February but remained a member to ensure an effective transition to the new chairman of the Committee, John Allan.
Non-executive Director independence
Each of the Non-executive Directors is considered by the Board to be independent, such determination being made following initial consideration by the Nominations Committee. Independence is considered at least annually and is based on the factors set out in the Combined Code but importantly further examines whether each Director is independent in character, judgement and behaviour. Also considered are factors such as participation and performance on both the Board and Board Committees. When considering the length of service, Board service at National Grid together with that at either Lattice Group plc or National Grid Group plc prior to their merger is taken into account.
Professor Paul Joskow has now served on the Board for six years under the criteria set out above. His period as a director of New England Electric System (NEES) is not considered to have an impact on his independence given NEES now represents a minor part of the Group’s operations as a whole. Professor Joskow is viewed as a particularly valuable member by the Board. He has extensive knowledge of the US utility scene and the Board recognises him as a world authority on utility regulation.
Group Chief Executive succession
During the year, the Group announced Roger Urwin’s intention to retire with effect from this calendar year end. At the same time, it was announced that Steve Holliday would replace him and be appointed as Deputy Group Chief Executive with effect from 1 April 2006, to ensure a smooth and progressive handover of responsibilities.
A particularly rigorous succession process was put in place by the Chairman. This involved all the Non-executive Directors, not just the members of the Nominations Committee. The process extended over five months and included third party interviews of the internal candidate, benchmarking of external candidates and extensive input of views from existing Executive Directors.
Board training and development
National Grid aims to ensure that all its Directors receive up-to-date information about the Group’s operations. Director attendance at meetings is monitored to make sure that Board members do not miss key visits and presentations. Board members are also encouraged to attend external courses where they feel that this will keep them updated on issues or will improve their effectiveness as a Director. Attendance at external courses is one issue raised when the Chairman holds his one-to-one meetings with each Director as part of the Board effectiveness process.
Continued attention is also given to the development programmes put in place for each of the Executive Directors. These programmes were established following in-depth personal appraisals with the assistance of external specialists. The development programmes include external and internal mentoring support, attendance at relevant business schools and experience of other boardrooms through serving as non-executive directors.
Particular attention is given to newly appointed Directors. Following appointment, materials and presentations are provided as an induction to the Company and its businesses and detailed information relating to the operation and management of the Board is supplied. Following his appointment in May 2005, John Allan attended a number of meetings with Executive Directors and senior managers from both Corporate Centre functions and various businesses within the Group. Site visits were also arranged to familiarise him with the Group, aiming to equip him to participate more effectively in Board meetings.
Board effectiveness
The effectiveness of the Board, the Board Committees and each individual Director is vital to the overall success of the Group.

Annual Report and Accounts 2005/06 National Grid	Corporate Governance	69
The Board has a well established process for evaluating the performance of the Board, Board Committees and individual Directors. This formal process consists of questionnaires sent to each Director, and certain Board Committee attendees, by the Group Company Secretary and General Counsel on a confidential basis. The questionnaires are complemented by one-to-one meetings between the Chairman and each Director. The questionnaires consider the performance of the Chairman, the operation and performance of the Board and Board Committees and Committee chairmen. The one-to-one meetings include discussions of individual performance and any knowledge gaps requiring training. The Non-executive Directors also meet separately under the chairmanship of the Senior Independent Director to consider the performance of the Chairman and to provide him with feedback.
The Nominations Committee initially considers all the results and based on the feedback from the questionnaires an overall outline of results and action plan is drawn up. The results and action plan are considered by the Board and, where relevant, each Committee before being finalised. The aim of the action plan is continually to improve processes, procedures and performance. Actions highlighted in the 2005/06 action plan include:
■	continued monitoring of the balance of Board time spent on administration, governance, operation and strategy to ensure adequate time is spent on strategic debate;
■	consideration of additional site visits for Non-executive Directors between scheduled Board meetings; and
■	more critical feedback on information presented to the Board to ensure content is appropriate and adequate.
Actions undertaken as a result of the previous year’s evaluation process included:
■	a review of Matters Reserved to the Board; and
■	a review of Committee interfaces.
The possibility of having the evaluation process reviewed by a third party was discussed during the year. It was decided that, given the level of development of the process and the continued progress of the action plan, any review should be delayed until the process was considered either in need of a major refresh or no longer at the leading edge of best practice.
Roles of the Chairman and Group Chief Executive
The roles of the Chairman and Group Chief Executive are distinct and have been set out and approved by the Board. The Chairman’s main task is the management of the Board and its governance while the Group Chief Executive’s is the day-to-day management of the Group and the execution of Board-approved strategy.
The Chairman’s main duties outside the Group are set out in his biography on page 18. His principal external positions during the year were as Senior Non-executive Director of the Court of the Bank of England, Chairman of Peninsular & Oriental Steam Navigation Company and as Non-executive Director of Carnival plc and Carnival Corporation, Inc. The Chairman’s contractual commitment to the Company is two days per week but in practice this is generally exceeded.
Senior Independent Director
Ken Harvey has been the Senior Independent Director throughout the year. As well as leading the Non-executive Directors when assessing the Chairman’s performance, the Senior Independent Director is also available to shareholders in the event that they feel it inappropriate to relay views via the Chairman or the Group Chief Executive.
Operation of the Board
To ensure effective control of the Group, the Board has a number of items reserved for its sole discussion and approval. At its September meeting the Board discussed these items to ensure they were appropriate; this review was prompted by issues raised during the 2004/05 Board evaluation process.
The complete document, Matters Reserved to the National Grid plc Board, is available on the Group website at www.nationalgrid.com/corporate/about+us. The broad areas covered are:
■	corporate governance;
■	strategy/finance;
■	approval of the Group’s budget and business plan;
■	Director/employee issues;
■	Director succession planning;
■	listing requirements;
■	dividend policy; and
■	approval of results announcements and the Annual Report and Accounts.
Items considered at each Group Board meeting relate to: safety, health and environment, finance, business/finance review, business development, projects, and governance and administration. Other items discussed during the year included the Group’s new corporate identity and corporate values, specifically their development and work to embed them within business operations.
Board Committees also carry out a significant amount of work towards the successful management of the Group. The Board has established Audit, Executive, Finance, Nominations, Remuneration and Risk & Responsibility Committees. The Board Committees ensure that issues of policy and oversight are given time for detailed debate outside the Board, where time may be limited because of the number of issues to be covered. To ensure that all Directors are aware of discussions at Board Committees, Board Committee chairmen provide a summary, at each appropriate Board meeting, of key issues debated and present recommendations formulated.

70	Corporate Governance	Annual Report and Accounts 2005/06 National Grid
Each Board Committee has terms of reference, agreed by both the Board and Board Committee. These terms of reference are all available on the Group website at www.nationalgrid.com/corporate/about+us.
Audit Committee
The current membership of the Audit Committee is George Rose (chairman), Maria Richter, John Grant and John Allan. John Allan joined the Audit Committee following his appointment on 1 May 2005 and Maria Richter joined the Audit Committee at the same time. These two Directors replaced Ken Harvey and Paul Joskow.
Each of these Directors is Non-executive and regarded by the Board as independent. As required by the Audit Committee terms of reference, the Board has determined that George Rose is an ‘audit committee financial expert’; his biographical details are on page 19.
The Chairman, Group Chief Executive, Group Finance Director, Head of Internal Audit and Group Company Secretary and General Counsel are invited to attend the majority of meetings. Executive Directors, the Head of Risk & Compliance, the Group Financial Controller and external auditors may be invited to attend the Audit Committee as required.
Items discussed by the Audit Committee during the year included:
■	recommendation with respect to the level of audit fees paid to the external auditors;
■	reviews of external auditor non-audit fees and consultancy spend;
■	review of the performance of the external auditors;
■	International Financial Reporting Standards conversion project;
■	reports from the external auditors;
■	reports from the internal auditors;
■	review of results and Annual Report and Accounts;
■	reports on risk, compliance and business conduct (including whistleblowing);
■	reports on Sarbanes-Oxley compliance preparations;
■	review of the Audit Committee terms of reference;
■	evaluation of the external audit process;
■	review of independence and objectivity of the external auditors;
■	review of the effectiveness of internal controls for the year; and
■	reports from the disclosure committee.
All non-audit work by the external auditors is subject to pre-approval and their total non-audit fees are reviewed by the Audit Committee quarterly. Details of both the audit and non-audit fees paid to the external auditors during the year are set out in note 5 to the accounts on page 112.
Executive Committee
The operational management of the Group and day-to-day decisions are delegated to the Executive Committee which is made up of all of the Executive Directors and the Group Company Secretary and General Counsel. The Executive Committee is chaired by the Group Chief Executive and meets monthly.
Issues covered on Executive Committee agendas during the year included:
■	reports on safety, health and environment;
■	strategy/business development;
■	reports and discussions on human resources, succession planning and employee issues;
■	finance;
■	pensions;
■	budget and business plan;
■	foreign exchange and treasury management;
■	year-end processes (preliminary statements, assurance processes, dividend payments, review of internal controls); and
■	administrative items.
Finance Committee
The Finance Committee consists of Paul Joskow (chairman), Roger Urwin, Steve Lucas, Stephen Pettit and Maria Richter. Committee meetings are also attended by the Group Tax and Treasury Director.
The main responsibilities of the Finance Committee are the setting and review of finance policy and the granting of certain approvals. The discussion and review of issues at the Finance Committee dovetails with processes at the Executive Committee and the Board.
Items discussed at the Finance Committee during the year included:
■	treasury performance and activity reports;
■	Group funding/debt;
■	long-term treasury performance management;
■	committed borrowing facilities;
■	US financing;
■	foreign exchange policy;
■	guarantees;
■	delegations of authority;
■	tax updates;
■	pensions;
■	insurance renewal; and
■	electricity and gas trading activity.

Annual Report and Accounts 2005/06 National Grid	Corporate Governance	71
Nominations Committee
The current members of the Nominations Committee are Sir John Parker (chairman), Ken Harvey, John Grant, George Rose and Paul Joskow. Each of the Non-executive members of the Nominations Committee is considered by the Board to be independent.
The Group Chief Executive is invited to attend most meetings and the Group Human Resources Director attends as required.
The main responsibilities of the Nominations Committee are to keep under review the size, structure and composition of the Board, to ensure that an adequate Board succession plan is in place and, when necessary, to identify and nominate individuals for appointment to the Board.
Items included for discussion by the Nominations Committee during the year included:
■	Board and Board Committee performance evaluation;
■	oversight of Group Chief Executive succession;
■	Non-executive Director succession; and
■	chairmanship of the Remuneration Committee.
The Nominations Committee also receives regular reports from the Group Chief Executive and Group Human Resources Director on succession and development planning for senior positions within the Group.
The Nominations Committee has overall responsibility for the Board performance evaluation process and for considering Non-executive Director independence prior to making recommendations to the Board.
Remuneration Committee
The Remuneration Committee consists of John Allan (chairman), John Grant, Ken Harvey, Stephen Pettit and George Rose. John Allan joined the Remuneration Committee following his appointment to the Board on 1 May 2005. John Allan replaced John Grant as chairman of the Remuneration Committee with effect from 1 March 2006. Each member of the Remuneration Committee is a Non-executive Director and is considered by the Board to be independent.
The Chairman, Group Chief Executive, Group Human Resources Director and Group Head of Compensation & Benefits are usually invited to attend the Remuneration Committee to provide advice as required.
No Committee member or attendee at the Remuneration Committee participates in any discussion on his or her own remuneration.
The main responsibilities of the Remuneration Committee are the development of Group policy on Executive Director remuneration and the determination of remuneration for Executive Directors. Further detail is included in the Directors’ Remuneration Report on pages 79 to 89.
To allow additional time for discussion the Remuneration Committee held a separate strategy meeting during the year.
Items included on the Remuneration Committee agenda for discussion during the year were:
■	remuneration issues and disclosure;
■	performance share plan update;
■	total shareholder return update;
■	Directors’ Remuneration Report;
■	bonuses and personal targets;
■	headroom/dilution update;
■	pensions update;
■	feedback on discussions with advisers;
■	tender for advisers; and
■	benchmarking and market trends.
Risk & Responsibility Committee
The members of the Risk & Responsibility Committee are Stephen Pettit (chairman), Ken Harvey and Maria Richter. Ken Harvey was appointed to the Risk & Responsibility Committee with effect from 1 May 2005.
The Group Chief Executive, Group Corporate Responsibility Director and the Group Company Secretary and General Counsel normally attend Committee meetings with Executive Directors invited to attend as necessary.
The Risk & Responsibility Committee reviews strategies, policies, management initiatives and Group targets in respect of safety, environment, health, inclusion and diversity, human rights, ethics and community involvement.
The Risk & Responsibility Committee is involved in internal control processes as it considers and provides reports to the Audit Committee on the non-financial and reputational risks faced by the Group. Items considered on the Risk & Responsibility agenda during the year included:
■	Group risk, compliance (specifically non-financial items) and business conduct;
■	safety, health and environment audit programme and plan;
■	independent verification of non-financial data in the Annual Report and Accounts;
■	review of corporate responsibility issues relevant to the business;
■	non-financial performance targets;
■	work-related stress;
■	climate change;
■	human rights;
■	inclusion and diversity;
■	external advisers to the Risk & Responsibility Committee; and
■	electric and magnetic field science.

72	Corporate Governance	Annual Report and Accounts 2005/06 National Grid
Board and Board Committee attendance
The following table indicates the number of meetings of the Board and each of its Committees held during 2005/06 and the number of those meetings that each of the Directors attended as a member:

Board Committees
	Board										Risk &
	meetings		Audit		Executive	Finance	Nominations		Remuneration		Responsibility

Total meetings during the year	11		6		12	5	5		8		4
Sir John Parker	11		–		–	–	5		–		–
Roger Urwin	11		–		12	5	–		–		–
Steve Holliday	11		–		11	–	–		–		–
Steve Lucas	10		–		10	5	–		–		–
Nick Winser	11		–		12	–	–		–		–
Mike Jesanis	11		–		12	–	–		–		–
Edward Astle	10		–		12	–	–		–		–
Ken Harvey	10		1	(i)	–	–	5		8		3	(ii)
John Allan	7	(iii)	4	(iii)	–	–	–	(iv)	5	(iii)	–
John Grant	11		5		–	–	5		8		–
Paul Joskow	11		1	(i)	–	5	4	(v)	–		–
Stephen Pettit	11		–		–	5	–	(iv)	8		4
Maria Richter	10		5	(vi)	–	5	–	(iv)	–		4
George Rose	9		6		–	–	5		7		–

(i)	Ken Harvey and Paul Joskow officially left the Audit Committee as of 1 May 2005; they were only eligible to attend one meeting.
(ii)	Ken Harvey joined the Risk & Responsibility Committee on 1 May 2005; he was eligible to attend a total of three meetings.
(iii)	John Allan joined the Board on 1 May 2005; he was eligible to attend a total of 10 meetings of the Board, five meetings of the Audit Committee and seven meetings of the Remuneration Committee. As he was only notified of the dates of Board and Committee meetings upon his appointment, he was unable to join meetings on some occasions due to diary clashes.
(iv)	At Nominations Committee meetings where the Group Chief Executive’s succession was discussed, all Non-executive Directors were invited to attend, meaning John Allan, Maria Richter and Stephen Pettit attended some meetings of the Committee.
(v)	Paul Joskow joined the Nominations Committee on 1 May 2005; he was eligible to attend a total of four meetings.
(vi)	Maria Richter joined the Audit Committee on 1 May 2005; she was eligible to attend a total of five meetings.
Communication with shareholders
During the year, the Group Chief Executive and Group Finance Director held regular meetings with institutional investors, fund managers and analysts to discuss information made public by the Group. In addition, the Chairman reminds major shareholders, in writing, of his availability (along with that of the Senior Independent Director or Non-executive Directors where required) should there be issues that shareholders do not wish to raise via the Group Chief Executive or Group Finance Director.
To ensure that the Board is effectively informed of shareholder views, it receives bi-annual feedback from the Company’s brokers supplemented by the Group Head of Investor Relations. In addition, notes from a number of analysts in the energy sector are circulated to Directors. This ensures that all Board members, including the Non-executive Directors, are aware of the current views of major shareholders and of any outstanding issues they may have.
The principal method of communicating with the majority of shareholders is through the Annual Review. Shareholders may also attend the Company’s Annual General Meeting where they have the opportunity to question Directors on any issues relating to the management of the Company. The Group also runs a very successful Shareholder Networking Programme, which allows a small number of shareholders to visit operational sites and meet senior managers, Directors and the Chairman. More details of the Shareholder Networking Programme are on page 175.
Disclosure committees
National Grid has constituted disclosure committees that undertake various duties relating to the material disclosures made by the Company and relevant subsidiaries within the Group.
The Group Finance Director chairs the National Grid disclosure committee. This committee assists the Group Chief Executive and Group Finance Director in fulfilling their responsibility under US securities laws to oversee the accuracy and timeliness of material disclosures made by the Company. This includes the design and implementation of controls and other procedures intended to ensure that information required by the Company to be disclosed is recorded, processed, summarised and reported accurately and on a timely basis. The disclosure committee also monitors the effectiveness of the Company’s disclosure controls and reviews and considers the preparation of material public disclosures. It undertakes an evaluation of the effectiveness of the Company’s disclosure controls at the end of the Company’s financial year and considers other matters as necessary.

Annual Report and Accounts 2005/06 National Grid	Corporate Governance	73
Corporate governance practices: differences from New York Stock Exchange (NYSE) listing standards
The corporate governance practices of the Group substantially conform to those required of US companies listed on the NYSE. The principal differences between the Group’s governance practices pursuant to the Combined Code and UK best practice and the Section 303A Corporate Governance Rules of the NYSE are:
■	different tests of independence for Board members are applied under the Combined Code and Section 303A;
■	there is no requirement for a separate corporate governance committee in the UK; all Directors on the Board discuss and decide upon governance issues; and
■	while the Group reports compliance with the Combined Code in each Annual Report and Accounts, there is no requirement to adopt and disclose separate corporate governance guidelines.
Information assurance
Information is an important asset to the business and, like any other asset, it must be fit for purpose.
Critical to demonstrating information integrity is a process of assurance from the business that clearly demonstrates that information is being sourced and managed effectively. The Group recognises that these behaviours are important to achieving necessary standards. The key objective of having accurate and reliable information is supported by a risk-based, holistic approach that deals with information assurance as a business critical function. This approach ensures that accurate and reliable information is available to those who need it in a timely fashion, thus enabling informed decisions that support and further our Group objectives.
We manage a broad range of risks to our information. Key elements in managing these risks are education, training and awareness. These initiatives emphasise the importance of information security, the quality of data collection and the affirmation process that supports our business transactions, evidencing our decisions and actions. The Group continues to work collaboratively with a variety of organisations and professional bodies to develop and implement best practice.
Internal control
The Board is ultimately responsible for the Group’s system of internal control and for reviewing its effectiveness. Consequently, the Board, together with the Executive, Audit and Risk & Responsibility Committees, is central to the internal control process. Throughout the year, the Board receives reports from each of these Committees and as part of the year-end process receives the Group Chief Executive’s Letter of Assurance. This process seeks to confirm compliance with all major internal and external requirements along with the existence of appropriate controls and processes to manage risks and to provide details of material risks and control weaknesses. The Board additionally conducts a formal review of the effectiveness of internal controls based on the information and assurances provided to it directly and through the Committees mentioned.
During the year, the Company has undertaken a review of its year-end processes with the aims of maximising coordination between these processes and ensuring the most effective use of resources.
As a result of the Group’s New York listing, we are also subject to the provisions of the US Sarbanes-Oxley Act, including the requirement to make an assessment of our internal control over financial reporting, commencing in 2006/07. A project team has completed the labour-intensive task of documenting processes and testing is well advanced. Progress ahead of next year’s disclosure is satisfactory.
Risk management
We believe that risk management is an essential discipline in our business operations. As an integral part of this, we have a Group-wide risk management process to ensure a consistent approach to the assessment, recording and reporting of our key risks in a visible, structured and continuous manner. This process helps to safeguard the Group’s assets and is designed to manage, rather than eliminate, material risks to the achievement of the Group’s business objectives, while also recognising that any such process can provide only reasonable, and not absolute, assurance against material misstatement or loss. This process complies with the Turnbull working party guidance (revised October 2005) and, in addition, contributes toward the Group’s compliance with our obligations under the Sarbanes-Oxley Act as well as other internal assurance activities.

74	Corporate Governance	Annual Report and Accounts 2005/06 National Grid
The risk management process continues to be based on both bottom-up and top-down assessments of operational, financial and other business risks. From the bottom up, business units and Corporate Centre functions must prepare and maintain risk registers that capture their key risks and the actions that are being taken to manage them. These risk registers are primarily management tools for use at an operational level, but are also intended to ensure that risk is reported on a consistent basis throughout the Group. The key element in the top-down assessment of our risk profile is the involvement of the Executive Directors and other senior management across the Group at critical stages in the review process. Their review of the bottom-up assessment produces an overall evaluation of the risks that are faced by the Group. Graphics that set out the Group’s risk profile and any significant changes to this between reporting periods are considered by the Executive Committee, the Risk & Responsibility Committee and the Audit Committee twice a year. The Audit Committee also reviews the risk management process at least once during each year and reports on this to the Board.
During the year, the Group risk management process was subject to independent internal review and found to be applied on a consistent basis across the Group. In addition, during the year we have sought to derive further benefits from this process through closer coordination with the Group Insurance team and a more formalised interaction with the Group Internal Audit function. An external benchmarking exercise has also continued with other FTSE 100 companies and similar organisations to measure the effectiveness of our own approach and exchange best practice.
Our risk management process has identified the risk factors set out on pages 74 to 76.
Compliance management
During the year, we have continued to develop and implement our Group-wide compliance management process, which seeks to ensure that key legal and regulatory obligations are identified, that appropriate control frameworks are established to minimise the potential for and impact of non-compliance with these obligations and that a transparent process exists to support this. The principal areas of focus during the year have been to close any outstanding gaps in the process and ensure that it is consistently applied across our businesses. The compliance management procedure is consistent with, and complementary to, our risk management procedure including bottom-up and top-down elements. The process is also used to review compliance with our Group policies and procedures.
Twice a year the Executive Committee, Audit Committee and Risk & Responsibility Committee receive a report setting out the significant obligations across the Group and any material non-compliances with those, together with control opinions and action plans to improve controls where necessary. As with the Group risk management process, the Audit Committee also reviews the compliance management process at least once during each year and reports on this to the Board.
The compliance management process also contributes toward the entity level testing that is performed under the Sarbanes-Oxley Act, as well as some of our other internal assurance activities. Following the progress made in implementing this process during the year we have commenced a series of meetings with other leading companies to benchmark what we have achieved to date.
Risk factors
Our risk management process has identified the following risk factors which could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Not all of these factors are within our control. In addition, other factors besides those listed below may have an adverse effect on the Group. Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on the inside back cover.
Changes in law or regulation in the geographies in which we operate could have an adverse effect on our results of operations.
Many of our businesses are utilities or networks that are subject to regulation by governments and other authorities. Consequently, changes in law or regulation in the countries or states in which we operate could adversely affect the Group. Regulatory decisions concerning, for example, whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented and whether there has been any breach of the terms of a licence or approval, the level of permitted revenues for our businesses and proposed business development activities could have an adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future. For further information, see the Operating and Financial Review and, in particular, the ‘External and regulatory environment’ sections for each of the Group’s business segments.

Annual Report and Accounts 2005/06 National Grid	Corporate Governance	75
Breaches of or changes in environmental or health and safety laws or regulations could expose us to claims for financial compensation and adverse regulatory consequences, as well as damaging our reputation.
Aspects of our activities are potentially dangerous, such as the operation and maintenance of electricity lines and the transmission and distribution of natural gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations which are not currently regarded or proved to have adverse effects but could become so; for example, the effects of electric and magnetic fields. We are subject to laws and regulations relating to pollution, the protection of the environment, and how we use and dispose of hazardous substances and waste materials. We are also subject to laws and regulations governing health and safety matters protecting the public and our employees. Any breach of these obligations, or even incidents that do not amount to a breach, could adversely affect our results of operations and our reputation. For further information about environmental and health and safety matters relating to our businesses, see the ‘Operating Responsibly’ section of our website at www.nationalgrid.com.
Network failure or the inability to carry out critical non-network operations may have significant adverse impacts on both our financial position and our reputation.
We may suffer a major network failure or may not be able to carry out critical non-network operations. Operational performance could be adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand or inadequate record keeping. This could cause us to fail to meet agreed standards of service or be in breach of a licence or approval, and even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation. In addition to these risks, we may be affected by other potential events that are largely outside of our control such as the impact of weather or unlawful acts of third parties. Weather conditions can affect financial performance, particularly in the US, and severe weather that causes outages or damages infrastructure will adversely affect operational and potentially business performance. Terrorist attack, sabotage or other intentional acts may also physically damage our businesses or otherwise significantly affect corporate activities and as a consequence adversely impact the results of operations.
Our results of operations depend on a number of factors relating to business performance including performance against regulatory targets and the delivery of anticipated cost and efficiency savings.
Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or better efficiency targets set by Ofgem and other regulators. From time to time, we also publish cost and efficiency savings targets for our businesses in the UK and the US. To meet these targets, we must continue to improve operational performance. In the US, under our state rate plans, earnings from our regulated businesses will be affected by our ability to deliver integration and efficiency savings. Earnings from our regulated businesses in both the UK and the US also depend on meeting service quality standards set by regulators. To meet these standards, we must improve service reliability and customer service. If we do not meet these targets and standards, both our results of operations and our reputation may be harmed.
Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations.
Changes in commodity prices could potentially impact our energy delivery businesses. Current regulatory arrangements in the UK and the US provide the ability to pass through virtually all of the increased costs related to commodity prices to consumers. However, if regulators in the UK or the US were to restrict this ability, it could have an adverse effect on our operating results.
Our reputation may be harmed if consumers of energy suffer a disruption to their supply even if this disruption is outside our control.
Our energy delivery businesses are responsible for transporting available electricity and gas. We consult with and provide information to regulators, governments and industry participants about future demand and the availability of supply. However, where there is insufficient supply our role is to manage the relevant system safely, which in extreme circumstances may require us to disconnect consumers.
Business development activity, including acquisitions and disposals, may be based on incorrect assumptions or conclusions; significant liabilities may be overlooked or there may be other unanticipated or unintended effects.
In February 2006, we announced the acquisitions of KeySpan Corporation and the Rhode Island gas distribution business of Southern Union Company. These transactions are subject to a number of conditions precedent, in particular, approvals from relevant regulators and, in the case of the acquisition of KeySpan, the approval of both its and our shareholders. These approvals may not be received or they may be granted but on terms that are different than anticipated. We have also announced that we expect to achieve certain levels of synergy and efficiency savings from these transactions, but these may not subsequently be achievable. For further details concerning these transactions, see the ‘Acquisitions and disposals’ section of the Operating and Financial Review on page 21.

76	Corporate Governance	Annual Report and Accounts 2005/06 National Grid
Fluctuations in exchange rates, interest rates and commodity price indices, in particular, in the US dollar could have a significant impact on our results of operations because we have substantial business interests in the US and because of the significant proportion of our borrowings, derivative financial instruments and commodity contracts that may potentially be affected by such fluctuations.
We currently have significant operations in the US and the proportion of our activities located there will substantially increase following the completion of the acquisition of KeySpan and the Rhode Island gas distribution business of Southern Union Company. These businesses are subject to the risks normally associated with foreign operations, including the need to translate US assets and liabilities, and income and expenses, into sterling, our primary reporting currency. Our results of operations may be similarly impacted because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in exchange rates, interest rates and commodity price indices, in particular, the US dollar to sterling exchange rate. For further information about this, see the ‘Financial position and financial management’ section of the Operating and Financial Review.
The nature and extent of our borrowings means that an increase in interest rates could have an adverse impact on our financial position and business results.
A significant proportion of our borrowings are subject to variable interest rates which may fluctuate with changes to prevailing interest rates. Increases in these interest rates could therefore increase our costs and diminish our profits. For further information about this, see the ‘Financial position and financial management’ section of the Operating and Financial Review.
Our financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and effective tax rates.
We are subject to certain covenants and restrictions in relation to our listed debt securities and our bank lending facilities. We are also subject to restrictions on financing which have been imposed by regulators. These restrictions may hinder us in servicing the financial requirements of our current businesses or the financing of newly acquired or developing businesses. Our debt is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and the cost of those borrowings. The effective rate of tax we pay may be influenced by a number of factors including changes in law and accounting standards, the proportion of our business operations which are located in the US and our overall approach to tax planning, the results of which could increase that rate.
Future funding requirements of our pension schemes could adversely affect our results of operations.
We participate in a number of pension schemes which together cover substantially all of our employees. In both the UK and the US, the principal schemes are defined benefit schemes where the scheme assets are held independently of Group finances. Estimates of the amount and timing of future funding for these schemes are based on various actuarial assumptions and other factors including, among other things, the actual and projected market performance of the scheme assets, future long-term bond yields, average life expectancies and relevant legal requirements. The impact of these assumptions and other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could adversely affect our results of operations.
New or revised accounting standards, rules and interpretations by the UK, US or international accounting standard setting boards and other relevant bodies could have an adverse effect on the Group’s reported financial results.
With the adoption of International Financial Reporting Standards (IFRS), as adopted by the European Union, changes in the accounting treatment of replacement expenditure, regulatory assets, pension and post-retirement benefits, derivative financial instruments and commodity contracts have significantly affected the way we report our financial position and results of operations. New standards, rules or interpretations may be issued which could also have significant effects. In addition, as a body of practice develops, the application of accounting principles to our particular circumstances may change.

Annual Report and Accounts 2005/06 National Grid	Directors’ Report	77
Directors’ Report
Business Review
Accompanying this Directors’ Report are an Operating and Financial Review (OFR), Corporate Governance section and Directors’ Remuneration Report. The OFR has been prepared in accordance with ‘Reporting Statement: Operating and Financial Review’, issued by the UK Accounting Standards Board, and the Directors therefore consider that this will fulfil the requirement for a Business Review. The OFR also includes information in respect of financial risks under the heading ‘Liquidity and treasury management’ on pages 56 to 59 and employee involvement and employment practices principally on page 26.
Principal activity
The Company’s principal activity is as the ultimate holding company of a group of companies involved in the transmission and distribution of energy, the provision of wireless infrastructure and other related businesses in related markets.
Directors
Biographical details of Directors serving as at the date of this report are included on pages 18 and 19. Details of the remuneration of all Directors serving during the period, along with information on shares held, are included in the Directors’ Remuneration Report on pages 79 to 89.
The Company arranges Directors’ and Officers’ liability insurance cover, which the Board regards as appropriate and adequate. A qualifying third party indemnity provision was granted in favour of Directors of the Company in accordance with sections 309A-B of the Companies Act 1985 following changes in the Group’s memorandum and articles of association which were approved at the Company’s Annual General Meeting in 2005. Copies of individual Deeds of Indemnity are available for inspection by shareholders at the Company’s registered office at 1-3 Stand, London WC2N 5EH.
At no time during the year did any Director have any material interest in a contract within the Group, being a contract of any significance in relation to the Group’s business.
Code of Ethics
The Board has adopted a Code of Ethics for senior financial professionals. This code is available on the Group website at www.nationalgrid.com (where any amendments or waivers will also be posted). There were no amendments to, or waivers of, our Code of Ethics during the year.
Dividends
An interim dividend of 10.2 pence per ordinary share ($0.8816 per American Depositary Share) was paid on 25 January 2006 to shareholders on the register on 2 December 2005. The Directors are recommending that a final dividend of 15.9 pence per ordinary share ($1.5115 per American Depositary Share) be paid on 23 August 2006 to shareholders on the register on 9 June 2006.
Political donations
The Group made no political donations in the UK or European Union during the year (including donations as defined for the purposes of the Political Parties, Elections and Referendums Act 2000).
National Grid USA’s political action committees, funded entirely by voluntary employee contributions, gave $46,490 (£25,972) to US state and national political and campaign committees in 2005/06.
Charitable donations
During 2005/06 the Group invested some £7.7 million (2004/05: £7.3 million) in support of community initiatives and relationships across its operations. The London Benchmarking Group model was used to assess this overall community investment. Within this figure, direct donations to charitable organisations amounted to £2.7 million in the UK (2004/05: £1.3 million) and £2.1 million ($3.8 million) in the US (2004/05: £1.8 million ($3.4 million)). In addition to our charitable donations, substantial financial support was provided for our Affordable Warmth Programme, education programme, university research and our ‘Young Offender Into Work Programme’.
Research and development
Expenditure on research and development during the year was £7 million, compared with £9 million in 2004/05.
Purchase of own ordinary shares
The Company has authority from shareholders to repurchase up to 10% of its own ordinary shares. This authority was not used during the year, nor in the period up to 17 May 2006. The Board intends to seek shareholder approval to renew the authority at this year’s Annual General Meeting.
Companies are permitted to hold repurchased shares as treasury shares rather than cancelling them. The Board has no current intention to hold repurchased shares as treasury shares, other than as required for employee share schemes.
Return of cash – B shares
During the year, the Company returned £2 billion of value to shareholders by way of a B share scheme. Shareholders received one B share for every existing ordinary share they held. Shareholders then had choices in respect of the B shares and the return of cash: (1) single B share dividend, (2) initial repurchase offer and (3) future repurchase offers. Details were set out in the Circular to Shareholders, dated 6 June 2005.
At the same time that the B shares were issued, the ordinary shares were consolidated to reflect the return of cash. Shareholders received 43 new ordinary shares (of 11 17/43 pence nominal value per share) for every 49 existing ordinary shares (of 10 pence nominal value per share).

78	Directors’ Report	Annual Report and Accounts 2005/06 National Grid
Following the consolidation, shareholders may have ended up with fractional entitlements to a new ordinary share. These fractional entitlements were all aggregated and sold and the proceeds distributed pro rata to the relevant shareholders. Where an individual’s fractional entitlement was less than £1, this was not distributed but was retained by the Company. These retained fractional entitlements amounted to about £145,000 and will be donated to charities selected by the Company.
The elections were split as follows: 1,226,547 shareholders elected for the single B share dividend; 96,845 shareholders elected for the initial repurchase offer; and 50,753 shareholders elected to retain B shares.
Elections for the initial repurchase were received in relation to over 843,811,272 B shares, which were purchased at 65 pence per share, free of all dealing expenses and commissions, on 22 August 2005. National Grid purchased all of these B shares, which had initially been repurchased by JPMorgan Cazenove, for the same consideration. All the B shares repurchased were subsequently cancelled.
A second repurchase of B shares is due to take place on 8 August 2006. Details will be sent to shareholders who opted to retain B shares setting out what they should do to accept the offer. The offer will again be carried out by a broker and approval will be sought at the Annual General Meeting for the agreement to repurchase shares from the broker. The Company will also seek authority to renew its own authority to make market purchases of up to 10% of the remaining B shares.
In accordance with the Company’s articles the 2,162,099,630 unlisted deferred shares, which were created following the conversion of B shares upon the payment of the single B share dividend, were transferred to the Company for an aggregate 1 pence, following which all of the deferred shares were cancelled.
Policy on payment of creditors
It is the Company’s policy to include in contracts, or other agreements, terms of payment with suppliers. Once agreed, the Company aims to abide by these terms of payment.
The average creditor payment period at 31 March 2006 for the Group’s principal operations in the UK was 20 days (28 days at 31 March 2005).
Substantial shareholders
As at 17 May 2006, the Group has been notified of the following beneficial interests in 3% or more of its issued share capital:

% of
issued
share
capital

The Capital Group Companies, Inc.	5.86
Barclays plc	4.60
Legal and General Investment Management Ltd	4.21
Credit Suisse First Boston group	3.41

No further notifications have been received.
Employee share ownership
The Group facilitates share ownership among its UK employees by the operation of both sharesave and share incentive plans. In the US, employees are able to invest in the Group through employee incentive thrift plans.
In the UK, approximately 83% of employees participate in sharesave schemes. There are also about 3,000 participants in the current share incentive plan, holding shares purchased monthly. In the US, approximately 77% of employees held ADSs in the employee incentive thrift plans at 31 March 2006.
Annual General Meeting
National Grid’s 2006 Annual General Meeting will be held on Monday 31 July 2006 at The ICC in Birmingham. Details are set out in a separate Notice of Annual General Meeting.
Extraordinary General Meeting
On 27 February 2006 National Grid announced its acquisition of KeySpan Corporation for approximately $7.3 billion (£4.2 billion) in cash (enterprise value approximately $11.8 billion (£6.8 billion)). The acquisition is subject to a number of consents and approvals. KeySpan is a major US energy delivery company. It is the largest distributor of natural gas in the northeastern US and the fifth largest in the US, with approximately 2.6 million customers in New York, Massachusetts and New Hampshire. It also operates an electricity transmission and distribution system serving approximately 1.1 million customers in New York, under a contract with the Long Island Power Authority. KeySpan also owns and operates 6.7 GW of generation capacity in New York. Its other assets include investments in natural gas pipeline and storage assets.
National Grid will seek shareholder approval for the acquisition at an Extraordinary General Meeting (EGM), which is expected to be held immediately after the Annual General Meeting. Separate documentation will be sent to shareholders about the EGM.
Audit information
So far as the Directors in office at the date of the signing of this report are aware, there is no relevant audit information of which the auditors are unaware and each such Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.
On behalf of the Board
Helen Mahy
Group Company Secretary and General Counsel 17 May 2006
National Grid plc, 1-3 Strand, London WC2N 5EH Registered in England and Wales No. 4031152

Annual Report and Accounts 2005/06 National Grid	Directors’ Remuneration Report	79
Directors’ Remuneration Report
We are pleased to present the Directors’ Remuneration Report for 2005/06. Our policy of relating pay to the performance of the Group continues to be a strong principle underlying the Remuneration Committee’s consideration of executive remuneration.
Last year we thoroughly reviewed our remuneration policies. As a result, we have established revised performance criteria for the Performance Share Plan (our long-term incentive plan) and introduced a Deferred Share Plan as part of the annual bonus plan. We no longer operate the Share Matching Plan. We believe this reflects best practice and aligns executive incentive plans as closely as possible with the Group’s strategic objectives and our shareholders’ interests generally.
Our main focus in 2005/06 has been to review pension arrangements to take account of UK legislative changes effective from April 2006. The modifications to pension provision are outlined below.
Overall, we believe that salary levels and the mix between fixed and variable compensation are appropriate and we will continue to review the remuneration package to ensure it remains so.
We are confident that our approach continues to align Executive Directors’ remuneration with the interests of shareholders generally, while maintaining the motivation and engagement of the team leading the Group.
Joint statement from chairmen, Remuneration Committee

John Grant (1 April 2005 to 28 February 2006)	John Allan (From 1 March 2006)
Remuneration Committee
The Remuneration Committee members are John Grant, John Allan, Ken Harvey, Stephen Pettit and George Rose. The Remuneration Committee chairman was John Grant until February 2006. John Allan became Remuneration Committee chairman in March 2006. Each of these Non-executive Directors is regarded by the Board as independent and served throughout the year except John Allan who was appointed to the Board with effect from 1 May 2005.
The Group Human Resources Director and Group Head of Compensation & Benefits provide advice on remuneration policies and practices and are usually invited to attend meetings, along with the Chairman and the Group Chief Executive. No Director or other attendee participates in any discussion on his or her own remuneration.
The Remuneration Committee is responsible for developing Group policy on executive remuneration and for determining the remuneration of the Executive Directors and executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and provides direction over the Group’s share plans.
The Board has accepted all the recommendations made by the Remuneration Committee during the year.
The Remuneration Committee has authority to obtain the advice of outside independent remuneration consultants. It is solely responsible for their appointment, retention and termination, and for approval of their fees and other terms.
In the year to 31 March 2006, the following advisors provided services to the Remuneration Committee:
■	Ernst & Young LLP, independent remuneration advisors until July 2005. They also provide taxation and financial advice to the Group;
■	Deloitte & Touche LLP, independent remuneration advisors from November 2005. They also provide taxation and financial advice to the Group;
■	Alithos Limited, provision of Total Shareholder Return calculations for the Performance Share Plan and Executive Share Option Plan;
■	Linklaters, advice relating to Directors’ service contracts as well as providing other legal advice to the Group; and
■	Mercer Human Resource Consulting Limited, advice relating to pension taxation legislation. They also provide general advice with respect to human resource issues across the Group.
Remuneration policy
The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees to deliver value for shareholders and high levels of customer service, safety and reliability in an efficient and responsible manner. The Remuneration Committee sets remuneration policies and practices in line with best practice in the markets in which the Group operates. Remuneration policies continue to be framed around the following key principles:
■	total rewards should be set at levels that are competitive in the relevant market;
■	a significant proportion of the Executive Directors’ total reward should be performance based. Performance based incentives will be earned through the achievement of demanding targets for short-term business and personal performance; and long-term shareholder value creation, consistent with our Framework for Responsible Business which can be found at www.nationalgrid.com/responsibility/managementandgovernance;
■	for higher levels of performance, rewards should be substantial but not excessive;
■	incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and aligned as closely as possible with shareholders’ interests.
It is currently intended to continue these policies in subsequent years.

80	Directors’ Remuneration Report	Annual Report and Accounts 2005/06 National Grid
Executive Directors’ remuneration
Remuneration packages for Executive Directors consist of the following elements:
■	salary;
■	annual bonus including the Deferred Share Plan;
■	long-term incentive, the Performance Share Plan;
■	all-employee share plans;
■	pension contributions; and
■	non-cash benefits.
Salary
Salaries are reviewed annually and targeted broadly at the median position in the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group’s operating activities along with the size, complexity and international scope of the business. For UK-based Executive Directors a UK market is used and a US market is used for the US-based Executive Director. In setting individual salary levels, the Remuneration Committee takes into account business performance, the individual’s experience in the role and the employment and salary practices prevailing for other employees in the Group.
Annual bonus including the Deferred Share Plan
Annual bonuses are based on achievement of a combination of demanding Group, individual and, where applicable, divisional targets. The principal measures of Group performance are adjusted earnings per share (EPS) and cash flow; the main divisional measures are divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee sets targets at the start of the year and reviews performance against those targets at year end. The Remuneration Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, or to increase them in the event of exceptional value creation.
Performance against Group and divisional financial targets for this year is shown in the table below:

Level of performance achieved in 2005/06
Financial measures	as determined by the Remuneration Committee
	Group targets	Divisional targets

Adjusted EPS	Stretch
Cash flow	Stretch
Operating profit		Stretch
Cash flow		Stretch (i)
Earnings (ii)		Stretch

(i)	Except US Distribution, where threshold was not achieved.
(ii)	US Distribution financial measure only.
In 2005/06, all Executive Directors participated in the annual bonus arrangements with a maximum bonus opportunity of 100% of base salary. One half of any bonus earned is automatically deferred into National Grid shares (ADSs for the US-based Executive Director) through the Deferred Share Plan. The shares (or ADSs) are held in trust for three years before release. During this time they are not owned by the Executive Directors and therefore no dividends are paid. The Remuneration Committee may, at the time of release of the shares, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the deferred shares.
The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their bonus in National Grid shares increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. This practice also ensures that Executive Directors share a significant level of personal risk with the Group’s shareholders.
In line with US market practice, the US-based Executive Director’s bonus is pensionable.
The US-based Executive Director also participates in the USA Goals Program, a bonus plan covering a large number of US-based employees that can pay up to 5.7% of salary on the achievement of certain earnings and performance targets.
Long-term incentive
Performance Share Plan (PSP)
Executive Directors and approximately 350 other senior employees who have significant influence over the Group’s ability to meet its strategic objectives receive an award which will vest subject to the achievement of performance conditions set by the Remuneration Committee at the date of grant. The value of shares constituting an award (as a percentage of salary) may vary by grade and seniority subject to a maximum, for Executive Directors, of 125% of salary. Awards were made at the maximum percentage to Executive Directors in the year 2005/06. Shares vest after three years, subject to the satisfaction of the relevant performance criteria. Vested shares must then be held for a further year (the retention period) after which they are released. During the retention period, the Remuneration Committee has discretion to pay an amount, equivalent in cash or shares, to the dividend which would have been paid on the vested shares.
Under the terms of the PSP, the Remuneration Committee may allow shares to vest early to a departing Executive Director to the extent the performance condition has been met, in which event the number of shares that vest will be pro-rated to reflect the proportion of the performance period that has elapsed at the Executive Director’s date of departure.

Annual Report and Accounts 2005/06 National Grid	Directors’ Remuneration Report	81
Awards made in June 2003 and June 2004 were based on the Group’s Total Shareholder Return (TSR) performance over a three-year period relative to the TSR performance of the following group of comparator companies:

Ameren Corporation	Iberdrola SA
AWG plc	International Power plc
Centrica plc	Kelda Group plc
Consolidated Edison, Inc.	Pennon Group plc
Dominion Resources, Inc.	RWE AG
E.ON AG	Scottish Power plc
Electrabel SA	Scottish & Southern Energy plc
Endesa SA	Severn Trent plc
Enel SpA	The Southern Company, Inc.
Exelon Corporation	Suez SA
FirstEnergy Corporation	United Utilities plc
FPL Group, Inc.	Viridian Group plc
Gas Natural SDG SA
In calculating TSR for the 2003 and 2004 awards, it is assumed all dividends are reinvested. No shares will be released if the Group’s TSR over the three-year period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released; 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile, the number of shares released is calculated on a straight-line basis.
The performance condition for the June 2005 award was amended, following consultation with our major shareholders, so that 50% of any award is based on the Group’s TSR performance when compared to the FTSE 100 (as at 27 June 2005) and 50% is based on the annualised growth of the Group’s EPS.
These measures were chosen because the Remuneration Committee believes they offer an improved balance between meeting the needs of shareholders (by measuring TSR performance against other large UK companies) and providing a measure of performance (EPS growth) over which the Executive Directors have direct influence. The Remuneration Committee considers the new PSP performance conditions to be at least as challenging as the previous single performance criterion.
In calculating TSR for the 2005 award, it is assumed that all dividends are reinvested. No shares will be released under the TSR part of the award if the Group’s TSR over the three-year performance period, when ranked against that of the FTSE 100 comparator group falls below the median. For TSR at the median, 30% of those shares will be released; 100% will be released where National Grid’s TSR performance is 7.5% above that of the median company in the FTSE 100 (upper target).
The EPS measure is calculated by reference to National Grid’s real EPS growth. Where annualised growth in EPS (excluding exceptional items and including continuing operations only) over the three-year performance period exceeds the average annual increase in RPI (the general index of retail prices for all items) over the same period by 3% (threshold performance), 30% of the shares under the EPS part of the award will be released; 100% of the shares will be released where EPS growth exceeds RPI growth by 6% (upper target).
For performance (for each target) between threshold and the upper target, the number of shares released is calculated on a straight-line basis.
If the Remuneration Committee considers, in its absolute discretion, the underlying financial performance of the Group does not justify the vesting of awards, even if either or both of the TSR condition and the EPS condition are satisfied in whole or in part, it can declare that some or all of the award lapses.
No re-testing of performance is permitted for any of the PSP awards that do not vest after the three-year performance period and any such awards lapse.
Executive Directors’ remuneration package
Illustrated below is the remuneration package of Executive Directors (excluding pensions, all-employee share plans and non-cash benefits) for both ‘maximum stretch’ performance and assuming ‘on target’ performance of 50% for the bonus plan; and TSR and EPS performance such that 37.5% of PSP awards are released to participants at the end of the performance period and subsequent retention period.
Note: Excludes Mike Jesanis’s participation in the USA Goals Program.
All-employee share plans
■	Sharesave: Employees resident in the UK, including Executive Directors, are eligible to participate in HM Revenue and Customs approved all-employee Sharesave schemes. Under these schemes, participants may contribute between £5 and £250 in total each month, for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the savings period, these contributions can be used to purchase ordinary shares in National Grid at a discount, capped at 20% of the market price, set at the launch of the scheme.

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■	Share Incentive Plan (SIP): Employees resident in the UK, including UK-based Executive Directors, are eligible to participate in the SIP. Contributions up to £125 are taken from participants’ gross salary and used to purchase ordinary shares in National Grid each month. The shares are placed in trust and if they are left in trust for at least five years, they can be removed free of UK income tax and National Insurance Contributions.
■	US Incentive Thrift Plan: Employees resident in the US, including the US-based Executive Director, are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid’s US companies. This is a defined contribution pension plan that gives participants the opportunity to invest a maximum of 50% of salary (pre-tax) and/or up to 15% of salary (post-tax) up to applicable Federal salary limits (US$210,000 for calendar year 2005 and US$220,000 for 2006). The Company then matches 100% of the first 2% and 75% of the next 4% of salary contributed, resulting in a maximum matching contribution of 5% of salary up to the Federal salary cap. Employees may invest their own and Company contributions in Group shares or various mutual fund options.
Pensions
Current UK-based Executive Directors are provided with final salary pension benefits. The pension provisions for the UK-based Executive Directors are designed to provide a pension of one thirtieth of final salary at age 60 for each year of service subject to a maximum of two thirds of final salary, including any pension rights earned in previous employment. Within the pension schemes, the pensionable salary is normally the base salary in the 12 months prior to leaving the Company. Life assurance provision of four times pensionable salary and a spouse’s pension equal to two thirds of the Executive Director’s pension are provided on death.
UK-based Executive Directors who joined the Company after 31 May 1989 have been able to participate in an unfunded scheme in respect of those benefits earned on pay above the HM Revenue and Customs Earnings Cap. An appropriate provision in respect of the unfunded scheme has been made in the Company’s balance sheet.
In response to the new pensions taxation legislation which came into force on 6 April 2006 (A Day), the Remuneration Committee ensured the pension policy post A Day did not provide the Executive Directors with additional benefit accrual as a result of the change in pensions taxation. The current UK-based Executive Directors have elected to participate in the unfunded scheme in respect of any benefits in excess of the Lifetime Allowance or their Personal Lifetime Allowance. These Executive Directors are able to cease accrual in the pension schemes and take a 30% cash allowance in lieu of pension if they so wish in the future. These choices are in line with those offered to current senior employees in the Company, except the cash allowance varies depending upon organisational grade.
Mike Jesanis participates in a qualified pension plan and an executive supplemental retirement plan provided by National Grid’s US companies. These plans are non-contributory defined benefit arrangements. The qualified plan is directly funded, while the supplemental plan is indirectly funded through a ‘rabbi trust’. Benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards (the Deferred Share Plan) but not share options or the PSP awards. The normal retirement age under the qualified pension plan is 65. The executive supplemental plan, however, provides unreduced pension benefits from age 55. On the death of the participating Executive Director, the plans also provide for a spouse’s pension of at least 50% of that accrued by the participating Executive Director. Benefits under these arrangements do not increase once in payment.
Non-cash benefits
The Group provides competitive benefits to Executive Directors, such as a fully expensed car or a cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with fewer than five years’ continuous service, who were previously Executive Directors of National Grid Group plc, are provided with long-term ill-health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Director.
Flexible Benefits Plan
Additional benefits may be purchased under the Flexible Benefits Plan (the Plan), in which UK-based Executive Directors, along with most other UK employees, have been given the opportunity to participate. The Plan operates by way of salary sacrifice, that is, the participants’ salaries are reduced by the monetary value used to purchase benefits under the Plan. Many of the benefits are linked to purchasing additional healthcare and insurance products for employees and their families. One Executive Director, Steve Lucas, participates in this Plan and details of the impact on his salary are shown in table 1A on page 84.
A similar plan is offered to US-based employees. However, it is not a salary sacrifice plan and therefore does not affect salary values. Mike Jesanis participates in this plan.
Share ownership guidelines
Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.
Share dilution through the operation of share-based incentive plans
Where shares may be issued or treasury shares reissued to satisfy incentives, the aggregate dilution resulting from executive incentives will not exceed 5% in any 10-year period. Dilution resulting from all incentives, including all-employee incentives, will not exceed 10% in any 10-year period. The Remuneration Committee reviews dilution against these limits regularly and under these limits, the Company currently has headroom of 3.97% and 5.73% respectively.

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Executive Directors’ service contracts
Service contracts for all Executive Directors provide for one year’s notice by either party. The Remuneration Committee operates a policy of mitigation of losses in the event of an Executive Director’s employment being terminated by the Group. If this occurs, the departing Executive Director would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months’ remuneration on early termination is not automatic, but instead is based on the circumstances of the termination. The Remuneration Committee, in determining any other such payments, will give due regard to the comments and recommendations of the UK Listing Authority’s Listing Rules, the Combined Code and associated guidance, and other requirements of legislation, regulation and good governance.

	Date of contract	Notice period

Executive Directors
Roger Urwin	17 November 1995	12 months
Steve Holliday	6 March 2001	12 months
Steve Lucas	13 June 2002	12 months
Nick Winser	28 April 2003	12 months
Mike Jesanis	8 July 2004	12 months
Edward Astle	27 July 2001	12 months

External appointments and retention of fees
With the approval of the Board in each case, Executive Directors may normally accept an external appointment as a non-executive director of another company and retain any fees received. The table below details the Executive Directors who served as non-executive directors in other companies during the year ended 31 March 2006.

	Company	Retained fees (£)

Executive Directors
Roger Urwin	Utilico Investment Trust plc	20,250
Steve Holliday	Marks and Spencer Group plc	50,000
Steve Lucas	Compass Group PLC	66,875

Non-executive Directors’ remuneration
Non-executive Directors’ fees are determined by the Executive Directors subject to the limits applied by National Grid’s articles of association. Non-executive Directors’ remuneration comprises an annual fee (£35,000) and a fee for each Board meeting attended (£1,500) with a higher fee for meetings held outside the Non-executive Director’s country of residence (£3,000). An additional fee is payable for chairmanship of a Board Committee and for holding the position of Senior Independent Director (£12,500). The Audit Committee chairman receives a chairmanship fee of £15,000 to recognise the additional responsibilities commensurate with this role. The Chairman is covered by the Company’s personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive scheme, nor do they receive any pension benefits from the Group.
Non-executive Directors’ letters of appointment
The Chairman’s letter of appointment provides for a period of six months’ notice to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment. For all Non-executive Directors, their initial appointment and any subsequent reappointment is subject to election by shareholders. The letters of appointment do not contain provision for termination payments.

	Date of letter	End of period
	of appointment	of appointment

Non-executive Directors
Sir John Parker (Chairman)	12 January 2004	2006 AGM
Ken Harvey	5 June 2003	2006 AGM
John Allan	3 November 2005	2008 AGM
John Grant	14 November 2005	2006 AGM
Paul Joskow	3 November 2005	2008 AGM
Stephen Pettit	5 June 2003	2006 AGM
Maria Richter	30 September 2003	2007 AGM
George Rose	5 June 2003	2008 AGM

Performance graph
The graph below represents the comparative TSR performance of the Group from 31 March 2001 to 31 March 2006. For the period before the merger of National Grid Group plc and Lattice Group plc, the TSR shown is that of National Grid Group plc.
This graph represents the Group’s performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.
In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.
Source: Datastream

84	Directors’ Remuneration Report	Annual Report and Accounts 2005/06 National Grid
Remuneration outcomes during the year ended 31 March 2006
Sections 1, 2, 3, 4, 5 and 7 comprise the ‘auditable’ part of the Directors’ Remuneration Report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.
1. Directors’ emoluments
The following tables set out an analysis of the pre-tax emoluments during the years ended 31 March 2006 and 2005, including bonuses but excluding pensions, for individual Directors who held office in National Grid during the year ended 31 March 2006.

						Year ended
						31 March
Table 1A	Year ended 31 March 2006					2005
			Benefits	Benefits
		Annual	in kind (i)	in kind
	Salary	bonus	(cash)	(non-cash)	Total	Total
	£000s	£000s	£000s	£000s	£000s	£000s

Executive Directors
Roger Urwin	765	734	–	19	1,518	1,125
Steve Holliday (ii) (iii)	425	425	–	20	870	660
Steve Lucas (iv)	417	407	–	24	848	648
Nick Winser	385	366	–	20	771	531
Mike Jesanis (v) (vi)	469	385	7	13	874	446
Edward Astle	400	336	12	11	759	622

Total	2,861	2,653	19	107	5,640	4,032

(i)	Benefits in kind comprise benefits such as a fully expensed car, driver, private medical insurance and life assurance.
(ii)	Steve Holliday’s salary was increased to £600,000 on 1 April 2006, on appointment to Deputy Group Chief Executive.
(iii)	The total for 2005 for Steve Holliday includes, as disclosed last year, an additional ex gratia bonus of £80,000 paid on completion of the sales of four of the UK gas distribution networks.
(iv)	Steve Lucas participates in the Flexible Benefits Plan which operates by way of salary sacrifice, therefore his salary is reduced by the value of the benefits he has purchased. The value of these benefits (£3,050) is included in the benefits in kind (non-cash) figure.
(v)	Mike Jesanis’s values use an exchange rate averaged over the year 1 April 2005 to 31 March 2006 of US$1.79:£1. The exchange rate for the previous year was US$1.87:£1.
(vi)	Mike Jesanis’s bonus includes a payment worth £4,787 in respect of his participation in the USA Goals Program (described on page 80).

				Year ended
				31 March
Table 1B	Year ended 31 March 2006			2005
		Other
	Fees	emoluments	Total	Total
	£000s	£000s	£000s	£000s

Non-executive Directors
Sir John Parker (i)	400	45	445	406
Ken Harvey	67	–	67	58
John Allan (ii)	45	–	45	–
John Grant	67	–	67	65
Paul Joskow	74	–	74	73
Stephen Pettit	68	–	68	58
Maria Richter	61	–	61	66
George Rose	67	–	67	61

Total	849	45	894	787

(i)	Sir John Parker’s other emoluments comprise benefits in kind such as a fully expensed car, driver, private medical insurance and life assurance.
(ii)	John Allan’s appointment to the Board was effective from 1 May 2005 and he became Chairman of the Remuneration Committee on 1 March 2006.

Annual Report and Accounts 2005/06 National Grid	Directors’ Remuneration Report	85
2. Directors’ pensions
The table below gives details of the Executive Directors’ pension benefits in accordance with both Schedule 7A of the Companies Act 1985 and the UK Listing Authority’s Listing Rules.

							Transfer value of
							increase in
						Additional	accrued benefit
						benefit earned	in the year ended
			Transfer value of			in the	31 March 2006
	Additional benefit	Accrued	accrued benefits		Increase in	year ended	(excluding
	earned during	entitlement	as at 31 March (i)		transfer value	31 March 2006	Directors
	the year ended	as at			less Directors	(excluding	contributions
	31 March 2006	31 March 2006	2006	2005	contributions	inflation)	and inflation)
Table 2	£000s	£000s	£000s	£000s	£000s	£000s	£000s

Roger Urwin	59	516	11,291	9,016	2,229	47	990
Steve Holliday (ii)	17	71	1,161	679	466	16	247
Steve Lucas	18	160	2,725	2,261	452	14	224
Nick Winser (iii)	24	132	2,000	1,281	696	21	283
Mike Jesanis (iv)	82	279	2,497	1,687	810	82	583
Edward Astle	16	61	1,086	639	431	15	253

(i)	The transfer values shown at 31 March 2005 and 2006 represent the value of each Executive Director’s accrued benefits based on total service completed to the relevant date.
The transfer values for the UK-based Executive Directors have been calculated in accordance with guidance note ‘GN11’ issued by the Institute of Actuaries and the Faculty of Actuaries. The transfer values for the US-based Executive Director have been calculated using discount rates based on high yield US corporate bonds and associated yields at the relevant dates.
(ii)	In addition, as a result of transferring in retained pension benefits during the year, there was an increase in accrued pension of £17,000 per annum and an increase in transfer value at the year-end of £324,000. The transfer in also provides an accrued lump sum entitlement of £50,000.
(iii)	The above information allows for the accrual of a pension benefit of two thirds of salary at age 60 taking into account standard benefits earned prior to 1 September 1998. This means that, as well as the pension stated above, there is an accrued lump sum entitlement of £217,000 as at 31 March 2006. The increase to the accumulated lump sum including inflation was £28,000 and excluding inflation was £23,000 in the year to 31 March 2006. The transfer value information above includes the value of the pension equivalent of the lump sum.
(iv)	Through participation in the Thrift Plan in the US, the Group also made contributions worth £6,058 to a defined contribution pension arrangement. The exchange rate as at 31 March 2006 was US$1.74:£1. The exchange rate as at 31 March 2005 was US$1.89:£1.
3. Directors’ interests in share options
The table below gives details of the Executive Directors’ holdings of share options awarded under the Executive Share Option Plan (ESOP), the Share Matching Plan and Sharesave schemes.

		Options exercised		Market price			Exercise price
	Options held	or lapsed		at date of	Options granted	Options held at	per share
Table 3	at 1 April 2005	during the year		exercise (pence)	during the year	31 March 2006	(pence)	Normal exercise period

Roger Urwin
ESOP	169,340	–		–	–	169,340	280.50	Sep 2000	Sep 2007
	91,656	–		–	–	91,656	375.75	June 2001	June 2008
	22,098	–		–	–	22,098	455.25	June 2002	June 2009
	33,867	–		–	–	33,867	531.50	June 2003	June 2010
	133,214	133,214	(i)	–	–	–	563.00	June 2004	June 2011
	186,915	62,305	(ii)	–	–	124,610	481.50	June 2005	June 2012

Share Match	4,047	4,047	(iii)	528.00	–	–	100 in total	June 2001	June 2005
	3,884	3,884	(iii)	528.00	–	–	100 in total	Jan 2002	June 2006
	3,859	3,859	(iii)	528.00	–	–	100 in total	Jan 2002	June 2007
	5,635	5,635	(iii)	528.00	–	–	100 in total	June 2004	June 2008
	18,644	–		–	–	18,644	100 in total	June 2005	June 2012
	25,000	–		–	–	25,000	100 in total	June 2006	June 2013
	30,762	–		–	–	30,762	nil	May 2007	May 2014
	–	–		–	25,570	25,570	nil	June 2008	June 2015
Sharesave	2,910	–		–	–	2,910	317.00	Apr 2007	Sep 2007

Total	731,831	212,944			25,570	544,457

Steve Holliday
ESOP	150,000	150,000	(i)	–	–	–	540.00	Mar 2004	Mar 2011
	71,936	71,936	(i)	–	–	–	563.00	June 2004	June 2011
	101,246	33,749	(iv)	–	–	67,497	481.50	June 2005	June 2012

Share Match	10,350	–		–	–	10,350	100 in total	June 2005	June 2012
	14,083	–		–	–	14,083	100 in total	June 2006	June 2013
	18,713	–		–	–	18,713	nil	May 2007	May 2014
	–	–		–	9,983	9,983	nil	June 2008	June 2015
Sharesave	4,692	–		–	–	4,692	350.00	Mar 2008	Aug 2008

Total	371,020	255,685			9,983	125,318

86	Directors’ Remuneration Report	Annual Report and Accounts 2005/06 National Grid
3. Directors’ interests in share options (continued)

		Options exercised		Market price			Exercise price
	Options held	or lapsed		at date of	Options granted	Options held at	per share
Table 3 (continued)	at 1 April 2005	during the year		exercise (pence)	during the year	31 March 2006	(pence, except*)		Normal exercise period

Steve Lucas
ESOP	54,404	–		–	–	54,404	434.25		Dec 2005	Dec 2012

Share Match	16,909	–		–	–	16,909	nil		May 2007	May 2014
	–	–		–	14,778	14,778	nil		June 2008	June 2015

Sharesave	2,700	2,700		603.00	–	–	350.00		Mar 2006	Aug 2006

Total	74,013	2,700			14,778	86,091

Nick Winser
ESOP	10,633	10,633		610.50	–	–	375.75		June 2001	June 2008
	47,236	47,236		610.50	–	–	455.25		June 2002	June 2009
	19,755	–		–	–	19,755	531.50		June 2003	June 2010
	24,156	24,156	(i)	–	–	–	563.00		June 2004	June 2011
	37,383	37,383		598.00	–	–	481.50		June 2005	June 2012

Share Match	2,509	2,509	(v)	598.00	–	–	100 in total		June 2005	June 2012
	3,937	–		–	–	3,937	100 in total		June 2006	June 2013
	14,059	–		–	–	14,059	nil		May 2007	May 2014
	–	–		–	11,581	11,581	nil		June 2008	June 2015

Total	159,668	121,917			11,581	49,332

Mike Jesanis
ESOP	77,861	–		–	–	77,861	566.50		Mar 2003	Mar 2010
	51,169	51,169	(i)	–	–	–	563.00		June 2004	June 2011
	66,099	–		–	–	66,099	481.50		June 2005	June 2012

Total (shares)	195,129	51,169			–	143,960

Phantom ADSs (vi)	666	–		–	33	699	US$39.590	*	–	–
	2,857	–		–	143	3,000	US$34.270	*	–	–
	3,288	–		–	164	3,452	US$32.320	*	–	–
	2,895	–		–	144	3,039	US$39.376	*	–	–
	–	–		–	4,730	4,730	US$47.762	*	–	–

Total (Phantom ADSs)	9,706	–			5,214	14,920

Edward Astle
ESOP	193,952	193,952	(i)	–	–	–	479.50		Sep 2004	Sep 2011
	101,246	33,749	(vii)	–	–	67,497	481.50		June 2005	June 2012
	112,262	112,262	(vii)	594.50	–	–	434.25		Dec 2005	Dec 2012
	131,086	–		–	–	131,086	400.50		June 2006	June 2013

Share Match	6,553	–		–	–	6,553	100 in total		June 2005	June 2012
	13,812	–		–	–	13,812	100 in total		June 2006	June 2013
	15,716	–		–	–	15,716	nil		May 2007	May 2014
	–	–		–	14,637	14,637	nil		June 2008	June 2015

Sharesave	2,392	2,392		527.00	–	–	397.00		Sep 2005	Feb 2006

Total	577,019	342,355			14,637	249,301

(i)	For Executive Share Options granted in 2001, the performance condition was not satisfied at the end of the first three years of the performance period. It has subsequently been re-tested on 31 March 2004 and 2005 and as a result the options have lapsed in full.
(ii)	For Executive Share Options granted in 2002, the performance condition was partly satisfied at the end of the first three years of the performance period. As a result 62,305 shares of the original 186,915 grant have lapsed.
(iii)	Roger Urwin exercised Share Match awards over 17,425 shares. The market price at the date of exercise was 528p and he was required to pay 100p per award. He also received £15,704 in respect of a cash payment in lieu of dividends on exercise of the four Share Match awards.
(iv)	For Executive Share Options granted in 2002, the performance condition was partly satisfied at the end of the first three years of the performance period. As a result 33,749 shares of the original 101,246 grant have lapsed.
(v)	Nick Winser exercised a Share Match award over 2,509 shares. The market price at the date of exercise was 598p and he was required to pay 100p in total. He also received £1,976 in respect of a cash payment in lieu of dividends on exercise of the Share Match award.
(vi)	In place of participation in the Share Matching Plan, Mike Jesanis elected to defer the ADS component of his bonus into a deferred compensation plan. For a Phantom award under the deferred compensation plan, the ADS market value is tracked, additional value is accrued for dividends and the value is delivered, net of normal US deductions, depending on the participant’s election ie: in 10 years, on a specified age date from 55 to 75, or on leaving, including retirement. The closing market price of ADSs at 31 March 2006 was US$49.63 (each ADS represents five ordinary shares).
(vii)	For Executive Share Options granted in 2002, the performance condition was partly satisfied at the end of the first three years of the performance period. As a result 33,749 shares of the original 101,246 granted in June have lapsed and a further 37,421 of the original 112,262 granted in December have lapsed. During the year, Edward Astle exercised the remaining options granted in December 2002.

Annual Report and Accounts 2005/06 National Grid	Directors’ Remuneration Report	87
3. Directors’ interests in share options (continued)
ESOP
No further awards will be made under this plan but there are outstanding options granted in previous years. Such options will normally be exercisable between the third and tenth anniversary of the date of grant, subject to a performance condition. The performance condition attached to the outstanding ESOP options is set out below. If the performance condition is not satisfied after the first three years it will be re-tested as indicated.
Options worth up to 100% of an optionholder’s base salary will become exercisable in full if TSR, measured over the period of three years beginning with the financial year in which the option is granted, is at least median compared with a comparator group of companies. Grants in excess of 100% of salary vest on a sliding scale, becoming fully exercisable if the Group’s TSR is in the top quartile.
Grants made in 2000 and 2001
The performance condition attached to options granted in June 2000 is tested annually throughout the lifetime of the option. These options remain unvested.
The comparator group for the 2000 award is unaudited and this information follows below. The Remuneration Committee at that time believed the group to be an appropriate mix of energy distribution sector companies, including UK and international utilities.

Allegheny Energy, Inc.	Energy East Corporation	NSTAR	Scottish Power plc
BG Group plc	FPL Group, Inc.	Powergen plc	Southern Company
British Energy plc	GPU, Inc.	Progress Energy, Inc.	TXU, Corp
Central & South West Corporation	Innogy Holdings plc	Public Service Enterprise	United Utilities plc
Consolidated Edison, Inc.	International Power plc	Group, Inc.	Xcel Energy, Inc.
Duke Energy Corporation	Niagara Mohawk Holdings, Inc.	Scottish & Southern Energy plc
For options granted in June and September 2001, the performance condition could only be re-tested in years four and five. The final re-test was undertaken in March 2006 and as the performance criterion was not met, all the shares comprised in these awards have lapsed.
Grants made in 2003
Edward Astle received a grant of Executive Share Options on the basis of 1.5 times base salary at that time, as a one-off award, in June 2003 to fulfill an existing contractual commitment made on his recruitment. He was the only participant to receive such an award in 2003. The comparator group used for this award is unaudited and was the same group as that used for the 2003 PSP award (see page 81). The first test of the performance criterion was undertaken in March 2006. The performance criterion was not met and therefore it may be re-tested twice, in March 2007, and if required, in March 2008. If the performance criterion has not been met by March 2008, the award will lapse.
No alteration to the advantage of the participant may be made without prior approval of shareholders.

88	Directors’ Remuneration Report	Annual Report and Accounts 2005/06 National Grid
4. Directors’ interests in the PSP
The table below gives details of the Executive Directors’ holdings of conditional shares awarded under the National Grid PSP. Under the PSP, Executive Directors receive a conditional award of shares, up to a maximum of 125% of salary, which is subject to performance criteria over a three-year performance period (see pages 80 and 81 for further details). Shares are then released following a further one-year retention period.

			Awards			Market				Lapsed
	Conditional		exercised/	Awards		price at				without	Conditional
	shares at		lapsed	granted		award		Date	Vested	vesting	shares at	Release
Table 4	31 March 2005		during year	during year		(pence, except*)		of award	in year	in year	31 March 2006	date

Roger Urwin	195,866		–	–		405.25		June 2003	–	–	195,866	June 2007
	198,587		–	–		424.875		June 2004	–	–	198,587	June 2008
	–		–	181,442		527.03		June 2005	–	–	181,442	June 2009

Total	394,453		–	181,442					–	–	575,895

Steve Holliday	115,669		–	–		405.25		June 2003	–	–	115,669	June 2007
	117,681		–	–		424.875		June 2004	–	–	117,681	June 2008
	–		–	100,801		527.03		June 2005	–	–	100,801	June 2009

Total	233,350		–	100,801					–	–	334,151

Steve Lucas	115,669		–	–		405.25		June 2003	–	–	115,669	June 2007
	116,210		–	–		424.875		June 2004	–	–	116,210	June 2008
	–		–	99,615		527.03		June 2005	–	–	99,615	June 2009

Total	231,879		–	99,615					–	–	331,494

Nick Winser	92,535		–	–		405.25		June 2003	–	–	92,535	June 2007
	98,558		–	–		424.875		June 2004	–	–	98,558	June 2008
	–		–	91,314		527.03		June 2005	–	–	91,314	June 2009

Total	191,093		–	91,314					–	–	282,407

Mike Jesanis	41,871		–	–		405.25		June 2003	–	–	41,871	June 2007
	ADSs 19,987	(i)	–	–		US$39.40	*	June 2004	–	–	ADSs 19,987	June 2008
	–		–	ADSs 21,634	(i)	US$48.534	*	June 2005	–	–	ADSs 21,634	June 2009

Total	Shares 41,871		–	–					–	–	Shares 41,871
	ADSs 19,987		–	ADSs 21,634					–	–	ADSs 41,621

Edward Astle	107,958		–	–		405.25		June 2003	–	–	107,958	June 2007
	110,326		–	–		424.875		June 2004	–	–	110,326	June 2008
	–		–	94,872		527.03		June 2005	–	–	94,872	June 2009

Total	218,284		–	94,872					–	–	313,156

(i)	Mike Jesanis received awards over ADSs in June 2004 and 2005. Each ADS represents five ordinary shares.
5. Directors’ interests under the Lattice Long-Term Incentive Scheme (LTIS)

		Award held at		Shares		Market
		1 April 2005	Adjusted	resulting		price at
	Original	including dividend	market price	from dividend	Award	date of
	award	reinvestment	for award	reinvestment	released	release	Award held	Date award
	date	shares	at rollover	in year	during year	(pence)	31 March 2006	released

Steve Lucas	Nov 2001	98,201	388.24	2,856	101,057	511.53	–	Nov 2005

Total		98,201		2,856	101,057		–

No awards have been made under the LTIS since November 2001. Under the terms of the LTIS, notional allocations of shares were made to key individuals. The allocations were subject to a performance condition over three years and a further retention period of one year. The number of shares actually released to participants depended on the Group’s TSR compared with that of other regulated utility companies operating in a similar environment.
The 2001 LTIS award held by Steve Lucas was released from trust on 2 November 2005.

Annual Report and Accounts 2005/06 National Grid	Directors’ Remuneration Report	89
6. Directors’ beneficial interests
The Directors’ beneficial interests (which include those of their families) in National Grid ordinary shares of 11 17/43p each are shown below.

				Options/awards over		Options/awards over
	Ordinary shares at		Ordinary shares at	ordinary shares at		ordinary shares at
	31 March 2006	(i)	1 April 2005	31 March 2006	(iv)	1 April 2005

Sir John Parker	55,832		52,229	–		–
Roger Urwin (ii) (iii) (v)	247,630		249,517	1,253,566		1,126,284
Steve Holliday (iii) (v)	28,063		25,843	531,405		604,370
Steve Lucas (ii) (iii) (vi) (vii) (viii)	159,379		102,063	417,585		404,093
Nick Winser (ii) (iii)	56,687		36,515	355,895		350,761
Mike Jesanis	3,281		3,557	445,105		336,935
Edward Astle (iii)	28,428		21,118	756,409		795,303
Ken Harvey (ii)	3,399		3,874	–		–
John Allan	2,000		–	–		–
John Grant	8,775		10,000	–		–
Paul Joskow	4,385		5,000	–		–
Stephen Pettit	2,632		3,000	–		–
Maria Richter	1,755		2,000	–		–
George Rose (ii)	4,409		5,025	–		–

(i)	There has been no other change in the beneficial interests of the Directors in ordinary shares between 1 April 2006 and 17 May 2006, except in respect of routine monthly purchases under the SIP (see note (v) below).
(ii)	Following the Return of Cash and subsequent ordinary share consolidation and issue of B shares in August 2005 (see pages 77 and 78 for further details), the following Directors held B shares at 31 March 2006: Roger Urwin (281,977), Steve Lucas (318), Nick Winser (20,787), Ken Harvey (3,874) and George Rose (5,025).
(iii)	Each of the Executive Directors, with the exception of Mike Jesanis, was for Companies Act purposes deemed to be a potential beneficiary under the National Grid 1996 Employee Benefit Trust and thereby to have an interest in 47 ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2006.
(iv)	Includes the PSP awards detailed in table 4 above.
(v)	Beneficial interest includes shares purchased under the monthly operation of the SIP in the year to 31 March 2006. Further shares were purchased in April and May 2006 on behalf of Steve Holliday (22 shares) and Roger Urwin (22 shares).
(vi)	Steve Lucas was, for Companies Act purposes, deemed to be a potential beneficiary in the 21,015 ordinary shares and 23,948 B shares held by Lattice Group Trustees Limited as trustee of the Lattice Group Employee Share Ownership Trust, as at 31 March 2006.
(vii)	Beneficial interest includes shares acquired pursuant to the Lattice All Employee Share Ownership Plan.
(viii)	Includes the LTIS award detailed in table 5 above.
7. National Grid share price range
The closing price of a National Grid share on 31 March 2006 was 572.5p. The range during the year was 613.50p (high) and 489.25p (low). Please note that the Register of Directors’ Interests contains full details of shareholdings and options/awards held by Directors as at 31 March 2006.
On behalf of the Board
Helen Mahy
Group Company Secretary and General Counsel
17 May 2006

90	Independent Verifier’s Report on Corporate Responsibility	Annual Report and Accounts 2005/06 National Grid
Independent Verifier’s Report on Corporate Responsibility
Assurance Statement
URS Verification Ltd (URSVL) was commissioned by National Grid to provide independent assurance of the corporate responsibility elements of its Annual Report and Accounts 2005/06 and the website (www.nationalgrid.com/corporate/our+responsibility). This statement relates to the corporate responsibility elements of the Annual Report and Accounts 2005/06. For our full opinion and scope, see our statement at: www.nationalgrid.com/corporate/our+responsibility/assurance
Responsibilities of Directors and Assurors
The information contained in National Grid’s Annual Report and Accounts is the sole responsibility of the Directors of the Company. The independence of our assurance team is important and URSVL project team members have not been involved in the development of the report or associated systems. This assurance statement is not intended to be used as advice or as the basis for any decisions, including, without limitation, financial or investment decisions.
Method
URSVL has performed this assurance process following the principles of the AA1000 assurance standard. URSVL auditors also apply the general principles of auditing and audit procedures as contained within international standard ISO 19011.
Opinion
National Grid has continued to develop and implement new and existing programmes in support of its Framework for Responsible Business. We continue to be impressed by the Group’s management focus on and commitment to addressing non-financial issues and improving its impact on environment and society. In relation to recommendations made by URSVL last year, the Group has:
■	explained more clearly on its website how the Group’s activities translate into impacts on the environment and society;
■	communicated objectives, targets and future challenges in this report, to increase transparency of the Group’s performance expectations and achievements;
■	finalised strategies and policies for health and community investment and implemented initiatives supporting these. While there has been continued work in developing tools to assess potential human rights risks in its supply chain, this initiative has yet to be fully implemented;
■	allocated additional resources to the implementation of its inclusion and diversity programme with a focus on establishing networks and training to increase awareness; and
■	improved the sharing of information between different parts of the business on a wide range of issues.
During the year, National Grid agreed an impressive climate change strategy for the Group. Achieving this should reduce the climate change impact of its activities.
National Grid has achieved a continued reduction in lost time incidents. Despite this, the Group recorded an employee fatality directly associated with its operations in 2005. From our engagement with personnel, including field force, as part of our assurance process, it is clear that safety is recognised as the number one priority across the organisation. Although, based on a limited sample, we believe further cultural changes are required in order to drive forward continuing improvements in safety performance. Alternative safety metrics may also assist in the measurement of associated improvements.
Materiality
National Grid has well established and robust processes to identify, assess and manage both financial and non-financial risks. Management processes to assess and monitor compliance with internal and external requirements have matured and this has strengthened the control of non-financial risk and issues.
Completeness
In developing the non-financial elements of this report, National Grid has considered those risks and issues that would be of interest to shareholders, the key stakeholder group to which this report is directed. It is our opinion that the appropriate issues are contained within this report in a fair and balanced manner, however, the completeness of the presentation of some issues or projects, such as the Milford Haven pipeline, may not reflect challenges experienced during the year. National Grid plans to include information on additional issues that may be material to other stakeholder groups such as bribery and corruption within their website disclosure.
National Grid has further developed its online internet-based reporting tool to now include environmental as well as health and safety data. This initiative should help improve the robustness of reported environmental data.
Responsiveness
Stakeholder engagement occurs at many levels across the organisation and there is encouraging evidence that National Grid seeks the views of external parties as an integral part of its decision-making processes. Recent changes to internal processes have helped to focus attention on key issues for the Group, identify stakeholders and track stakeholder engagement activity.
Recommendations
To build further on the progress made in developing and integrating its strategy, systems and reporting, National Grid should consider:
■	refining safety performance metrics and reporting to drive forward continuing improvements in safety performance;
■	ensuring that the commitments made to assess the risks posed by human rights in the supply chain are implemented; and
■	monitoring implementation of the new strategies and programmes, in particular climate change, to enable performance against targets to be measured and reported.
Belinda Howell, Director
For and on behalf of URS Verification Ltd, London, May 2006

Annual Report and Accounts 2005/06 National Grid	Contents to Financial Statements Statement of Directors’ Responsibilities for Preparing the Accounts	91
Contents to Financial Statements

91	Statement of Directors’ Responsibilities for Preparing the Accounts
92	Independent Auditors’ Report to the Members of National Grid plc
93	Group Accounting Policies
100	Group Income Statement
101	Group Balance Sheet
102	Group Statement of Recognised Income and Expense
103	Group Cash Flow Statement
104	Notes to the Accounts
104	Note 1 – Adoption of International Financial Reporting Standards (IFRS)
109	Note 2 – Adoption of IAS 39 and IAS 32 and presentation of net debt at 1 April 2005
109	Note 3 – Segmental analysis
112	Note 4 – Other operating income
112	Note 5 – Operating costs
113	Note 6 – Exceptional items and remeasurements
113	Note 7 – Payroll costs and employees
114	Note 8 – Directors’ emoluments
114	Note 9 – Pensions and other post-retirement benefits
119	Note 10 – Finance income and costs
120	Note 11 – Taxation
121	Note 12 – Discontinued operations
121	Note 13 – Dividends
122	Note 14 – Earnings per share
123	Note 15 – Goodwill
124	Note 16 – Acquisitions
125	Note 17 – Other intangible assets
126	Note 18 – Property, plant and equipment
127	Note 19 – Investments in joint ventures
127	Note 20 – Deferred tax assets and liabilities
128	Note 21 – Other non-current receivables
128	Note 22 – Financial investments
129	Note 23 – Financial instruments
136	Note 24 – Inventories
136	Note 25 – Trade and other receivables
137	Note 26 – Cash and cash equivalents
137	Note 27 – Borrowings
139	Note 28 – Trade and other payables
139	Note 29 – Other non-current liabilities
140	Note 30 – Provisions
141	Note 31 – Share capital
145	Note 32 – Reconciliation of movements in total equity
146	Note 33 – Group cash flow statement
147	Note 34 – Related party transactions
147	Note 35 – Commitments and contingencies
148	Note 36 – Group undertakings and joint ventures
149	Note 37 – Differences between IFRS and US generally accepted accounting principles
157	Note 38 – Condensed US GAAP financial information
161	Note 39 – National Grid Gas plc additional US GAAP disclosures
166	Company Accounting Policies
168	Company Balance Sheet
169	Notes to the Company Accounts
169	Note 1 – Changes in accounting policies
169	Note 2 – Fixed asset investments
170	Note 3 – Debtors
170	Note 4 – Creditors (amounts falling due within one year)
170	Note 5 – Creditors (amounts falling due after more than one year)
170	Note 6 – Borrowings
171	Note 7 – Provisions for liabilities and charges
171	Note 8 – Share capital
171	Note 9 – Reserves
171	Note 10 – Commitments and contingencies
Statement of Directors’ Responsibilities for Preparing the Accounts
The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss of the Group for the financial year.
The Directors consider that in preparing the Group Financial Statements and the Company Financial Statements, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and all applicable accounting standards have been followed.
The Directors have responsibility for preparing the accounts on the going concern basis, unless it is inappropriate to presume that the Group will continue in business. Therefore, the accounts have been prepared on the going concern basis.
The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985.
The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and to detect fraud and other irregularities.
The Directors, having prepared the accounts, have requested the Auditors to take whatever steps and to undertake whatever inspections they consider to be appropriate for the purposes of enabling them to give their audit report.
The Directors confirm that the Audit Committee continues to review the adequacy of the system of internal financial controls adopted by the Group.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Group Accounting Policies	93
Group Accounting Policies
for the year ended 31 March 2006
(a) Basis of preparation of Group financial statements
These Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union. They are prepared on the basis of all IFRSs and Interpretations that are mandatory for periods ending 31 March 2006 and in accordance with applicable United Kingdom law and Article 4 of the IAS Regulation. The 2005 comparative financial information has also been prepared on this basis, with the exception of certain standards, details of which are given below, for which comparative information has not been restated.
In respect of the comparative financial information disclosed, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under generally accepted accounting principles in the United Kingdom (UK GAAP) except where adjustments are required to reflect any differences in accounting policies.
The Group financial statements have been prepared on a historical cost basis, except for the recording of pension liabilities and revaluation of certain financial instruments from 1 April 2005 onwards.
These Group financial statements are presented in pounds sterling.
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.
IFRS transitional arrangements
The Group’s transition date to IFRS is 1 April 2004. The rules for first-time adoption of IFRS are set out in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’. In preparing the Group’s first IFRS financial statements, these transition rules have been applied to the amounts reported previously under UK GAAP. IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. National Grid has applied the following exemptions:
(i)	The Group has elected to adopt International Accounting Standard (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005, with no restatement of comparative information for the year to 31 March 2005. Accounting policy notes (o) and (p) explain the basis of accounting for financial instruments before and after 1 April 2005.

(ii)	IFRS 3 ‘Business combinations’ has not been applied to business combinations that occurred before 1 April 2004.

(iii)	The Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will not therefore include translation differences arising prior to the transition date.
Other choices made on the adoption of IFRS:
(i)	At the date of transition, the vast majority of assets were valued at depreciated cost, as adjusted for IFRS measurement changes with some assets being measured at deemed cost.

(ii)	The Group has elected to account for existing joint ventures using the equity method. See Group Accounting Policies – (b) Basis of consolidation on page 94.

(iii)	For pensions accounting, the Group has elected to recognise all actuarial gains and losses each year in the statement of recognised income and expense. See Group Accounting Policies – (m) Pensions and other post-retirement benefits on page 97.

(iv)	For share-based payments, all active grants were recognised retrospectively. This is consistent with the treatment the Group had applied in prior years under UK GAAP in accordance with Financial Reporting Standard (FRS) 20. See Group Accounting Policies – (r) Share-based payments on page 99.
New IFRS accounting standards and interpretations adopted in 2005/06
In preparing these financial statements, the Group has complied with all IFRSs applicable for periods beginning on or after 1 January 2005.
In addition the Group has adopted the following amendments to standards:
Amendment to IAS 1 ‘Presentation of Financial Statements’
The amendment requires new disclosures about entities’ management of their capital resources and compliance with capital requirements.
Amendment to IAS 19 ‘Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’
The principal impact of adopting the amendment is that actuarial gains and losses in respect of the Group’s defined benefit schemes are recognised in the statement of recognised income and expense and additional disclosures regarding the schemes have been provided.
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions’
In consolidated financial statements, the amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item provided that the transaction is denominated in a currency other than the functional

94	Group Financial Statements Group Accounting Policies	Annual Report and Accounts 2005/06 National Grid
currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.
IFRS 7 ‘Financial Instruments: Disclosures’
This replaces the disclosure requirements in IAS 32 ‘Financial Instruments: Presentation and Disclosure’ and locates in one place all disclosures relating to financial instruments. The new requirements incorporate many of IAS 32’s disclosures as well as additional qualitative and quantitative disclosures on the risks arising from financial instruments.
New IFRS accounting standards and interpretations not yet adopted
International Financial Reporting Interpretations Committee (IFRIC) 4 ‘Determining whether an arrangement contains a lease’ provides guidance on determining whether arrangements which convey the right to use an asset in return for a series of payments should be accounted for in accordance with IAS 17 ‘Leases’. Implementation of this Interpretation is not expected to have a material impact on the Group’s results or assets and liabilities.
IFRIC 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ addresses the issues of how a contributor to such a fund should account for its interest in the fund and how obligations to make additional contributions should be accounted for. The Group has no such funds and therefore adoption of IFRIC 5 would have no impact on the Group.
IFRIC 8 ‘Scope of IFRS 2’ addresses the issue of whether IFRS 2 ‘Share Based Payment’ applies to transactions in which the entity cannot identify specifically some or all of the goods or services received. Implementation of this Interpretation is not expected to have a material impact on the Group’s results or assets and liabilities.
IFRIC 9 ‘Reassessment of Embedded Derivatives’ prohibits reassessment of the treatment of embedded derivatives subsequent to initial recognition unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. Implementation of this Interpretation is not expected to have a material impact on the Group’s results or assets and liabilities.
(b) Basis of consolidation
The Group financial statements incorporate the financial statements of the Company and its subsidiaries (Group undertakings), together with the Group’s share of the results, assets and liabilities of jointly controlled entities (joint ventures) using the equity method of accounting, where the investment is carried at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture, less any provision for impairment. A subsidiary is defined as an entity controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. A joint venture is an entity established to engage in economic activity, which the Group jointly controls with its fellow venturers.
Losses in excess of the Group’s interest in joint ventures are not recognised, except where the Group has made a commitment to make good those losses.
Where necessary, adjustments are made to bring the accounting policies used under relevant local GAAP in the individual financial statements of the Company, subsidiaries and joint ventures into line with those used by the Group under IFRS. Inter-company transactions are eliminated.
The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
Acquisitions are accounted for using the purchase method, where the purchase price is allocated to assets and liabilities on a fair value basis and the remainder recognised as goodwill.
(c) Foreign currencies
Transactions in currencies other than the functional currency of the Group undertaking concerned are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at closing exchange rates. Other non-monetary assets are not retranslated unless they are carried at fair value.
As set out in note (p) below, as permitted by IFRS 1, prior to 1 April 2005 the Group adopted UK GAAP for hedge accounting and, consequently, monetary assets and liabilities denominated in foreign currencies were translated at hedged rates instead of closing exchange rates.
Gains and losses arising on retranslation of monetary assets and liabilities are included in the income statement.
On consolidation, the assets and liabilities of the operations that have a functional currency different from the Group’s presentation currency are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated at the weighted average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the Group’s translation reserve.
(d) Goodwill
Goodwill arising on a business combination represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture at the date of acquisition.
Goodwill is recognised as an asset and is not amortised, but is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.
Goodwill recorded under UK GAAP arising on acquisitions before 1 April 2004, the date of transition to IFRS, has been frozen at that date, subject to testing for impairment.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Group Accounting Policies	95
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.
(e) Intangible assets other than goodwill
With the exception of goodwill, as described above, identifiable intangible assets are recorded at cost less accumulated amortisation and any provision for impairment.
Internally generated intangible fixed assets, such as software, are recognised only if an asset is created that can be identified; it is probable that the asset created will generate future economic benefits; and that the development cost of the asset can be measured reliably. Where no internally generated intangible asset can be recognised, development expenditure is recorded as an expense in the period in which it is incurred.
On a business combination, as well as recording separable intangible assets possessed by the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the balance sheet at their fair value.
Intangible assets, other than goodwill, are amortised on a straight-line basis over their estimated economic useful lives. Amortisation periods for categories of intangible assets are:

Amortisation periods for categories of intangibles	Years

Software	3 to 5
Telecommunication licences	10 to 25
Acquired customer relationships	10 to 25

(f) Property, plant and equipment
Property, plant and equipment is recorded at cost or deemed cost at the date of transition to IFRS, less accumulated depreciation and any impairment losses.
Cost includes payroll and finance costs incurred which are directly attributable to the construction of property, plant and equipment as well as the cost of any associated asset retirement obligations.
Property, plant and equipment includes assets in which the Group’s interest comprises legally protected statutory or contractual rights of use.
Additions represent the purchase or construction of new assets, including capital expenditure for safety and environmental assets, and extensions to, enhancements to, or replacement of existing assets.
Contributions received towards the cost of property, plant and equipment are included in creditors as deferred income and credited on a straight-line basis to the income statement over the estimated economic useful lives of the assets to which they relate.
No depreciation is provided on freehold land and assets in the course of construction.
Other property, plant and equipment are depreciated, principally on a straight-line basis, at rates estimated to write off their book values over their estimated useful economic lives. In assessing estimated useful economic lives, which are reviewed on a regular basis, consideration is given to any contractual arrangements and operational requirements relating to particular assets. Unless otherwise determined by operational requirements, the depreciation periods for the principal categories of property, plant and equipment are, in general, as shown below:

Depreciation periods for category of assets	Years

Plant and machinery
Electricity transmission plant	15 to 60
Electricity distribution plant	15 to 60
Interconnector plant	15 to 60
Gas plant – mains, services and regulating equipment	30 to 100
Gas plant – storage	40
Gas plant – meters	10 to 33
Wireless towers/infrastructure	20 to 55
Freehold and leasehold buildings	up to 65
Motor vehicles and office equipment	up to 10

(g) Impairment of assets
Impairments of assets are calculated as the difference between the carrying value of the asset and its recoverable amount, if lower. Where such an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which that asset belongs.
Recoverable amount is defined as the higher of fair value less costs to sell and estimated value in use at the date the impairment review is undertaken.
Value in use represents the present value of expected future cash flows, discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
Goodwill is tested for impairment at least annually. Otherwise, tests for impairment are carried out only if there is some indication that the carrying value of the assets may have been impaired.
Impairments are recognised in the income statement and, where material, are disclosed separately.

96	Group Financial Statements Group Accounting Policies	Annual Report and Accounts 2005/06 National Grid
(h) Taxation
Current tax
Current tax asset and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Deferred tax and investment tax credits
Deferred tax is provided using the balance sheet liability method and is recognised on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.
Deferred tax liabilities are generally recognised on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than a business combination) of other assets and liabilities in a transaction that affects neither the accounting profits nor the taxable profits.
Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax asset and liabilities on a net basis.
Investment tax credits are amortised over the economic life of the asset which gives rise to the credits.
(i) Discontinued operations and non-current assets held for sale
Cash flows and operations that relate to a major component of the business that has been sold or is classified as held for sale are shown separately from the continuing operations of the Group.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. No depreciation is charged on assets and disposal groups classified as held for sale.
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
(j) Inventories
Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs as well as those overheads that have been incurred in bringing the inventories to their present location and condition.
(k) Decommissioning and environmental costs
Provision is made for decommissioning and environmental costs, based on future estimated expenditures, discounted to present values. Where appropriate, the establishment of a provision is recorded as part of the original cost of the related property, plant and equipment.
Changes in the provision arising from revised estimates or discount rates or changes in the expected timing of expenditures that relate to property, plant and equipment are recorded as adjustments to their carrying value and depreciated prospectively over their remaining estimated useful economic lives, otherwise such changes are recognised in the income statement.
The unwinding of the discount is included within the income statement as a financing charge.
(l) Revenues
Revenues primarily represent the sales value derived from the transmission and distribution of energy and recovery of US stranded costs together with the sales value derived from the provision of other services, including wireless infrastructure services, to customers during the year and excludes value added tax and intra-group sales.
US stranded costs are various generation-related costs that the Group incurred prior to the divestiture of generation assets beginning in the late 1990s and the Group is recovering these costs over the period up to 2011.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Group Accounting Policies	97
The recovery of stranded costs and other amounts allowed to be collected from customers under regulatory arrangements are recognised in the period in which they are recoverable from customers.
Revenues include an assessment of energy and transportation services supplied to customers between the date of the last meter reading and the year end, exclude inter-business and inter-company transactions, and are stated net of value added tax and similar sales based taxes.
Where revenues received or receivable exceed the maximum amount permitted by regulatory agreement and adjustments will be made to future prices to reflect this over-recovery, no liability is recognised. Similarly no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery.
(m) Pensions and other post-retirement benefits
For defined benefit retirement schemes, the cost of providing benefits is determined using the projected unit method, with actuarial valuations being carried out at each balance sheet date.
Current service cost is recognised in operating costs in the period in which the defined benefit obligation increases as a result of employee services.
Actuarial gains and losses are recognised in full in the period in which they occur in the Statement of Recognised Income and Expense.
Past service costs are recognised immediately to the extent that benefits are already vested. Otherwise such costs are amortised on a straight-line basis over the period until the benefits vest.
Settlements are recognised when the Group enters into a transaction that eliminates all further legal or constructive obligations for benefits under a scheme.
Curtailments are recognised when the group is committed to a material reduction in the number of employees covered by a scheme.
The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations, as reduced by the fair value of scheme assets and any unrecognised past service cost.
The expected return on scheme assets and the unwinding of the discount on defined benefit obligations are recognised within interest income and expense respectively.
(n) Leases
Rentals under operating leases are charged to income on a straight-line basis over the term of the relevant lease.
Assets held under finance leases are recognised at their fair value or, if lower, the present value of the minimum lease payments on inception, and depreciated over their useful economic lives. The corresponding liability is recognised as a finance lease obligation within borrowings. Rental payments are apportioned between finance costs and reduction in the finance lease obligation, so as to achieve a constant rate of interest.
(o) Financial instruments
Financial assets, liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate allowances for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that the Group will not be able to collect all amounts due under the original payment terms. Indications that the trade receivable may become irrecoverable would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, and default or significant failure of payment.
Loans receivable and other receivables are carried at amortised cost using the effective interest rate method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the income statement.
Other financial investments are initially measured at cost including transaction costs, but with effect from 1 April 2005 are subsequently carried at fair value. Changes in the fair value of investments classified at fair value through profit and loss are included in the income statement, while changes in the fair value of investments classified as available-for-sale are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period. Investment income on investments classified at fair value through profit and loss and on available-for-sale investments is recognised in the income statement as it accrues.
Interest-bearing loans and overdrafts are recorded at the proceeds received, net of direct issue costs plus accrued interest less any repayments, and subsequently stated at amortised cost. Any difference between the proceeds after direct issue costs and the redemption value is recognised in the income statement over the life of the borrowing. Prior to 1 April 2005, accrued interest is presented as part of current liabilities and not combined with the principal amounts payable.
Derivative financial instruments are recognised initially at fair value, and are subsequently also measured at fair value. Changes in the fair value of derivative financial instruments are included in the income statement to the extent hedge accounting is not applied.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparison with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

98	Group Financial Statements Group Accounting Policies	Annual Report and Accounts 2005/06 National Grid
Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method.
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (being assets that necessarily take a substantial period of time to get ready for their intended use or sale) are added to their cost. Such additions cease when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in the income statement in the period in which they are incurred.
All regular way purchases and sales of financial assets are recognised on the trade date, being the date that the Group commits to purchase or sell the assets. Regular way transactions require delivery of assets within the time frame generally established by regulation or convention in the marketplace.
(p) Hedge accounting and derivative financial instruments
The Group enters into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage its interest rate and foreign currency exposures and commodity price risks in respect of expected energy usage. The principal derivatives used include interest rate swaps, forward rate agreements, currency swaps, forward foreign currency contracts, interest rate swaptions and indexed swap contracts relating to the purchase of energy.
All derivative transactions are undertaken, or maintained, with a view to managing the interest, currency or commodity price risks associated with the Group’s underlying business activities and the financing of those activities.
With effect from 1 April 2005, derivatives are carried in the balance sheet at their fair value. Commodity contracts that meet the definition of a derivative and which are not used for normal purchase normal sale requirements are also carried at fair value.
From 1 April 2005, the accounting policy for hedge accounting is described below. Disclosures on the impact of implementing IAS 39 at 1 April 2005 are set out in note 2.
Changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the income statement in the same period in which the hedged item affects net profit or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.
Changes in the carrying value of financial instruments that are designated as hedges of the changes in the fair value of assets or liabilities (fair value hedges) are recognised in the income statement. An equal and opposite amount is recorded as an adjustment to the carrying value of hedged items, with a corresponding entry in the income statement, to the extent that the change is attributable to the risk being hedged and that the fair value hedge is effective.
Exchange gains or losses arising on financial instruments that are designated and effective as hedges of the Group’s net investment in overseas operations (net investment hedges) are recorded directly in equity, with any ineffective portion recognised immediately in the income statement. Amounts deferred in equity in respect of net investment hedges are subsequently recognised in the income statement in the event of the disposal of the overseas operations concerned.
Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement as they arise, within finance costs. Remeasurements of commodity contracts carried at fair value are recognised in the income statement, with changes due to movements in commodity prices recorded in operating costs and changes relating to movements in interest rates within finance costs.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gains or losses relating to cash flow hedges recognised in equity are initially retained in equity and subsequently recognised in the income statement in the same periods in which the previously hedged item affects net profit or loss. For fair value hedges, the cumulative adjustment recorded to the carrying value of the hedged item at the date hedge accounting is discontinued, is amortised to the income statement using the effective interest rate method.
If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement immediately.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.
Prior to 1 April 2005, the Group adopted UK GAAP for hedge accounting and for derivatives. Derivatives used for hedging purposes were not recorded on the balance sheet as assets or liabilities. Monetary assets and liabilities in foreign currencies were retranslated at hedged rates instead of closing rates. Exchange gains and losses relating to the hedge of the net investment in overseas subsidiaries were recorded directly in equity.
As permitted by the provisions of IFRS 1, the comparative balance sheet and income statement for the year ended 31 March 2005 have not been restated to reflect either the adoption of IAS 39 or IAS 32.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Group Accounting Policies	99
(q) Restructuring costs
Costs arising from Group restructuring programmes primarily relate to redundancy costs. Redundancy costs are charged to the income statement in the year in which the Group becomes irrevocably committed to incurring the costs and the main features of the restructuring plan have been announced to affected employees.
(r) Share-based payments
The Group issues equity-settled share-based payments to certain employees.
Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.
(s) Exceptional items and remeasurements
Exceptional items are credits or charges relating to non-recurring transactions that are material, by virtue of their size or nature, and therefore relevant to understanding the Group’s financial performance and are shown separately to provide a better indication of the underlying results of the Group.
Remeasurements are gains or losses arising from movements in the carrying value of commodity contracts and of financial instruments, principally derivatives, which provide economic hedges but do not achieve hedge accounting or are ineffective under IAS 39, and are shown separately to provide a better indication of the underlying results of the Group.
(t) Other operating income
Other operating income includes profits or losses arising on the disposal of properties by the Group’s property management business, which is considered to be part of the normal recurring operating activities of the Group.
(u) Emission allowances
Emission allowances are recorded as an intangible asset within current assets and are initially recorded at deemed cost. For allocations of emission allowances granted to the Group by the UK Government, cost is measured as fair value at the date of allocation. Receipts of such grants are treated as deferred income and are recognised in the income statement over the period to which they relate. A provision is recorded in respect of the Group’s obligation to deliver emission allowances and charges are recognised in the income statement in the period in which carbon dioxide emissions are made.
(v) Cash and cash equivalents
Cash and cash equivalents include cash held at bank and in hand, together with short-term highly liquid investments with an original maturity of less than three months that are readily convertible to known amounts of cash and subject to an insignificant change in value.
(w) Key sources of estimation uncertainty
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Information about such judgements and estimation is contained in the accounting policies and/or the Notes to the Accounts, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements:
■	The categorisation of certain items as exceptional and the definition of adjusted earnings – notes 6 and 14.
■	The exemptions adopted under IFRS including, in particular, those relating to business combinations – Group Accounting Policies (a) Basis of preparation of Group financial statements.
Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
■	Impairment of goodwill – Group Accounting Policies (d) Goodwill and note 15.
■	Review of residual lives, carrying values and impairment charges for other intangible assets and property, plant and equipment – Group Accounting Policies (e) Intangible assets other than goodwill, (f) Property, plant and equipment and (g) Impairment of assets.
■	Estimation of liabilities for pension and other post-retirement costs – note 9.
■	Valuation of financial instruments and derivatives – note 23.
■	Revenue recognition and assessment of unbilled revenue – Group Accounting Policies (l) Revenues.
■	Recoverability of deferred tax assets – Group Accounting Policies (h) Taxation and note 20.
■	Environmental liabilities – note 30.

100	Group Financial Statements Group Income Statement	Annual Report and Accounts 2005/06 National Grid
Group Income Statement
for the years ended 31 March

		2006	2005 (i)
	Notes	£m	£m

Group revenue	3(a)	9,193	7,382
Other operating income	4	80	70
Operating costs	5	(6,834)	(5,310)

Operating profit
Before exceptional items and remeasurements	3(b)	2,527	2,443
Exceptional items and remeasurements	6	(88)	(301)
Total operating profit	3(b)	2,439	2,142
Interest income and similar income	10	1,038	946
Interest expense and other finance costs
Before exceptional items and remeasurements	6	(1,644)	(1,652)
Exceptional items and remeasurements	6,10	(57)	–
	10	(1,701)	(1,652)
Share of post-tax results of joint ventures	3(c)	3	3

Profit before taxation
Before exceptional items and remeasurements		1,924	1,740
Exceptional items and remeasurements		(145)	(301)
Total profit before taxation		1,779	1,439
Taxation
Before exceptional items and remeasurements	11	(597)	(437)
Exceptional items and remeasurements	6,11	35	118
Total taxation	11	(562)	(319)

Profit from continuing operations after taxation
Before exceptional items and remeasurements		1,327	1,303
Exceptional items and remeasurements	6	(110)	(183)
Profit for the year from continuing operations		1,217	1,120
Profit for the year from discontinued operations
Before exceptional items	12	43	352
Exceptional items	12	2,590	(48)
	12	2,633	304

Profit for the year		3,850	1,424

Attributable to:
Equity shareholders of the parent		3,848	1,424
Minority interests		2	–

		3,850	1,424

Earnings per share from continuing operations
Basic	14	42.8p	36.3p
Diluted	14	42.6p	36.2p
Earnings per share
Basic	14	135.6p	46.2p
Diluted	14	135.0p	46.0p

(i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.
The notes on pages 104 to 165 form part of the Group Financial Statements.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Group Balance Sheet	101
Group Balance Sheet
at 31 March

			2006	2005 (i)
	Notes		£m	£m

Non-current assets
Goodwill	15		2,142	2,031
Other intangible assets	17		321	358
Property, plant and equipment	18		18,935	22,645
Investments in joint ventures	19		12	17
Deferred tax assets	20		159	318
Other receivables	21		38	96
Financial investments	22		148	131
Derivative financial assets	23		351	–

Total non-current assets			22,106	25,596

Current assets
Other intangible assets	17		41	–
Inventories	24		108	101
Trade and other receivables	25		1,519	1,193
Financial investments	22		384	398
Derivative financial assets	23		314	–
Cash and cash equivalents	26		1,452	272

Total current assets			3,818	1,964

Total assets	3	(d)	25,924	27,560

Current liabilities
Bank overdrafts	26		(3)	(18)
Borrowings	27		(2,839)	(3,243)
Derivative financial liabilities	23		(92)	–
Trade and other payables	28		(2,095)	(2,337)
Current tax liabilities			(419)	(103)
Provisions	30		(235)	(273)

Total current liabilities			(5,683)	(5,974)

Non-current liabilities
Borrowings	27		(10,287)	(11,047)
Derivative financial liabilities	23		(130)	–
Other non-current liabilities	29		(1,719)	(2,429)
Deferred tax liabilities	20		(2,161)	(3,189)
Pensions and other post-retirement benefit obligations	9		(1,915)	(2,282)
Provisions	30		(536)	(518)

Total non-current liabilities			(16,748)	(19,465)

Total liabilities	3	(d)	(22,431)	(25,439)

Net assets			3,493	2,121

Equity
Called up share capital	31		310	309
Share premium account	32		1,316	1,289
Retained earnings	32		6,817	5,650
Translation reserve	32		127	(6)
Cash flow hedge reserve	32		37	–
Available-for-sale investment reserve	32		6	–
Other reserves	32		(5,131)	(5,131)

Total parent company shareholders’ equity			3,482	2,111
Minority interests	32		11	10

Total equity			3,493	2,121

(i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.
These financial statements comprising the Group Income Statement, Group Balance Sheet, Group Statement of Recognised Income and Expense, Group Cash Flow Statement and the related notes 1 to 39, were approved by the Board of Directors on 17 May 2006 and were signed on its behalf by:
Sir John Parker Chairman
Steve Lucas Group Finance Director

102	Group Financial Statements Group Statement of Recognised Income and Expense	Annual Report and Accounts 2005/06 National Grid
Group Statement of Recognised Income and Expense
for the years ended 31 March

	2006	2005 (i)
	£m	£m

Exchange adjustments	141	(6)
Actuarial gains	181	253
Net losses taken to equity in respect of cash flow hedges	(12)	–
Transferred to profit or loss on cash flow hedges	(20)	–
Net gains taken to equity on available-for-sale investments	4	–
Transferred to profit or loss on sale of available-for-sale investments	(1)	–
Tax on items taken directly to or transferred from equity	(43)	(66)

Net income recognised directly in equity	250	181
Profit for the year	3,850	1,424

Total recognised income and expense for the year	4,100	1,605

Attributable to:
Equity shareholders of the parent	4,097	1,605
Minority interests	3	–

	4,100	1,605

Effect of change in accounting policy – IAS 39 (ii)	(43)	–

(i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.
(ii)	The Group has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ prospectively with effect from 1 April 2005, in accordance with the transition provisions of IFRS 1. An analysis of the impact that the adoption of IAS 39 had on the Group’s reserves is provided in note 32. The impact of IAS 39 attributable to minority interests was £nil.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Group Cash Flow Statement	103
Group Cash Flow Statement
for the years ended 31 March

			2006	2005 (i)
	Notes		£m	£m

Cash flows from operating activities
Total operating profit			2,439	2,142
Adjustments for:
Exceptional items and remeasurements			88	301
Depreciation and amortisation			952	819
Share-based payment charge			15	12
Changes in working capital			(212)	(105)
Changes in provisions			9	(119)
Changes in pensions and other post-retirement benefit obligations			(42)	(19)
Cash flows relating to exceptional items			(118)	(120)

Cash flows generated from continuing operations			3,131	2,911
Cash flows relating to discontinued operations	33	(a)	(20)	547

Cash generated from operations			3,111	3,458
Tax paid – continuing operations			(103)	(52)
Tax paid – discontinued operations			(37)	(98)

Net cash inflow from operating activities			2,971	3,308

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired			–	(1,122)
Sale of investments in joint ventures			8	8
Purchases of intangible assets			(16)	(79)
Purchases of property, plant and equipment			(1,750)	(1,427)
Disposals of property, plant and equipment			18	22
Purchases of financial investments			(2,870)	(113)
Sales of financial investments			2,895	54
Dividends received from joint ventures			2	5

Cash flows used in continuing operations investing activities			(1,713)	(2,652)
Cash flows relating to discontinued operations – disposal proceeds			5,750	–
Cash flows relating to discontinued operations – other investing activities			(115)	(323)

Net cash inflow from/(used in) investing activities			3,922	(2,975)

Cash flows from financing activities
Proceeds from issue of share capital			54	13
Proceeds from loans received			1,026	998
Repayment of loans			(1,714)	(868)
Net movements in short-term borrowings and derivatives			(1,616)	922
Interest received			130	75
Interest paid			(834)	(837)
Exceptional finance costs on the repayment of debt			(49)	–
Dividends paid to shareholders			(745)	(628)
Cash paid to shareholders under B share scheme			(1,957)	–
Purchase of treasury shares			(7)	–

Net cash used in financing activities			(5,712)	(325)

Net increase in cash and cash equivalents			1,181	8
Exchange movements			14	(1)
Net cash and cash equivalents at start of year (ii)			254	247

Net cash and cash equivalents at end of year (ii)	26		1,449	254

(i)	Refer to note 1 for the basis of preparation of the comparatives presented under International Financial Reporting Standards.
(ii)	Net of bank overdrafts.

104	Group Financial Statements Note 1	Annual Report and Accounts 2005/06 National Grid
Notes to the Accounts
1. Adoption of International Financial Reporting Standards (IFRS)
With effect from 1 April 2005, National Grid plc is required to report its consolidated financial statements in accordance with IFRS as adopted by the EU.
The tables below present the impact of conversion from UK generally accepted accounting principles (UK GAAP) to IFRS on the primary statements. The transition date chosen for the adoption of IFRS is 1 April 2004, and only one year of IFRS comparatives are included in these financial statements for the year ended 31 March 2006.
As permitted by International Financial Reporting Standard No. 1 ‘First-time Adoption of IFRS’ (IFRS 1), the comparative balance sheet at 31 March 2005 and income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of IAS 39 and IAS 32 on 1 April 2005. Summary disclosures on the impact of the adoption of IAS 39 and IAS 32 as at 1 April 2005 are included in note 2.
A comparative balance sheet at 31 March 2005 and an income statement, cash flow statement and statement of recognised income and expense for the year ended 31 March 2005 were originally set out in the Group’s IFRS conversion statement for the year ended 31 March 2005, which was published on 29 July 2005. The financial information in respect of the year ended 31 March 2005 included in this Annual Report and Accounts has been derived from the Group’s IFRS conversion statement for the year ended 31 March 2005.
As noted in the IFRS conversion statement, the comparative results and financial position under IFRS were subject to change as there was not yet a significant established practice from which to draw conclusions on the application and interpretation of IFRS.
During the year ended 31 March 2006, a reassessment of the IFRS adjustment for regulatory assets has resulted in an increase in net assets under IFRS at 1 April 2004 and 31 March 2005 of £26m compared with the value attributed to net assets as presented in the IFRS conversion statement. There was no impact on the income statement for the year ended 31 March 2005.
In August 2005, the provisional fair values applied on the acquisition of the UK operations of Crown Castle International Corp. were reviewed and a number of adjustments were made to those provisional fair values as a result of better information becoming available. As required by IFRS 3 ‘Business Combinations’, the balance sheet presented for March 2005 has been re-presented to reflect these fair value adjustments. The overall impact on the carrying value of net assets was £nil: goodwill increased by £10m; property, plant and equipment decreased by £8m; deferred tax liabilities decreased by £4m; and non-current provisions increased by £6m. There was no impact on the income statement for the year ended 31 March 2005.
A past service pension cost of £41m (£24m net of tax) that arose in the second half of 2004/05, which was included within the IFRS conversion statement in operating profit before exceptional items and remeasurements, has been reclassified as an exceptional item as reported in note 6.
a) Impact of adoption of IFRS on net assets at 1 April 2004 (date of adoption of IFRS)
The following is a summary of the IFRS measurement and presentation adjustments as they affected net assets at 1 April 2004 (the date of adoption of IFRS), which arise as a consequence of applying IFRS measurement principles as compared with UK GAAP.

At 1 April 2004	Notes	£m

Net assets under UK GAAP		1,271
IFRS measurement adjustments
Replacement expenditure	1(c)(i)	2,778
Derecognition of regulatory assets	1(c)(ii)	(1,791)
Pensions and other post-retirement benefits	1(c)(v)	(1,382)
Deferred taxation	1(c)(vi)	(84)
Proposed final dividend	1(c)(vii)	366
Other adjustments	1(c)(viii)	(10)
		(123)
IFRS presentation adjustments
Non-equity minority interests	1(d)(i)	(38)

Net assets under IFRS		1,110

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 1 (continued)	105
1. Adoption of IFRS (continued)
b) Reconciliation of profit for the year and net assets under UK GAAP to IFRS
The following tables show the effect of IFRS measurement and presentation adjustments on profit for the year and net assets measured under UK GAAP as a consequence of applying IFRS measurement principles as compared with UK GAAP:

For the year ended 31 March 2005	Notes	£m

Profit for the year before minority interests under UK GAAP		907
IFRS measurement adjustments
Replacement expenditure – gross	1(c)(i)	344
Replacement expenditure – depreciation	1(c)(i)	(108)
Derecognition of regulatory assets	1(c)(ii)	151
Goodwill amortisation	1(c)(iii)	109
Amortisation of intangible assets other than goodwill	1(c)(iv)	(4)
Pensions and other post-retirement benefits	1(c)(v)	41
Deferred taxation	1(c)(vi)	(11)
Other adjustments	1(c)(viii)	(6)
		516
IFRS presentation adjustments
Non-equity minority interests	1(d)(i)	(2)
Share of results of joint ventures	1(d)(ii)	3
		1

Profit for the year under IFRS		1,424
Less: profit for the year under IFRS – discontinued operations		(304)

Profit for the year under IFRS – continuing operations		1,120

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

At 31 March 2005	Notes	£m

Net assets under UK GAAP		1,391
IFRS measurement adjustments
Replacement expenditure	1(c)(i)	3,014
Derecognition of regulatory assets	1(c)(ii)	(1,587)
Goodwill	1(c)(iii)	28
Intangible assets other than goodwill	1(c)(iv)	99
Pensions and other post-retirement benefits	1(c)(v)	(1,149)
Deferred taxation	1(c)(vi)	(95)
Proposed final dividend	1(c)(vii)	469
Other adjustments	1(c)(viii)	(27)
		752

IFRS presentation adjustments
Non-equity minority interests	1(d)(i)	(22)

Net assets under IFRS		2,121

Amounts shown above are net of any related deferred tax on the underlying IFRS adjustment.

106	Group Financial Statements Note 1 (continued)	Annual Report and Accounts 2005/06 National Grid
1. Adoption of IFRS (continued)
c) IFRS measurement adjustments
The following relate to the measurement adjustments included in the income statement and balance sheet.
(i)	Replacement expenditure (repex)

Repex represents the cost of planned replacement of gas mains and services and is undertaken to maintain the safety of the networks. Under UK GAAP, the gas distribution pipeline network is treated as a single infrastructure asset for accounting purposes and repex is recorded as an expense as it represents a repair to that single infrastructure asset and repex does not have the effect of enhancing the economic benefits of the pipeline network as a whole. Under IFRS, the individual assets and components within the gas distribution pipeline network are recorded separately, and hence repex is treated as the replacement or restoration of those individual assets or components.

The adjustment to net assets reflects the aggregate of the cumulative capitalisation of repex incurred, net of cumulative depreciation, the derecognition of previously replaced gas mains and services, and the effect on cumulative depreciation of depreciating gas mains and services at an individual asset or component level, rather than at a distribution pipeline network level.

(ii)	Derecognition of regulatory assets

Regulatory assets arise when a US-based public utility, authorised by its regulator, defers to its balance sheet certain costs or revenues that will be recovered from or passed on to customers through future rate changes. These assets were recognised in the balance sheet under UK GAAP as they met the definition of an asset as set out in FRS 5 ‘Reporting the Substance of Transactions’. Under IFRS, regulatory assets are not permitted to be recognised in the balance sheet as they do not meet the definition of an asset under the different definition that is set out in IAS 1. In addition, the International Financial Reporting Interpretations Committee has expressed the opinion that the recognition criteria of US Statement of Financial Accounting Standard (SFAS) 71 is not fully consistent with IFRS recognition criteria. Under IFRS, costs are charged to the income statement when incurred and recoveries from customers are recognised when receivable.

(iii)	Goodwill and goodwill amortisation

In accordance with IFRS 1, the Group has not restated any business combinations that occurred prior to 31 March 2004 and goodwill at 1 April 2004, which mainly related to US businesses, has therefore not been adjusted from the amount calculated under UK GAAP.

Goodwill arising on the acquisition of the UK operations of Crown Castle International Corp. during the year ended 31 March 2005 has been remeasured under IFRS, resulting in a reduction in goodwill of £80m, principally relating to the recognition of intangible assets partially offset by higher deferred tax liabilities recognised on the acquisition under IFRS.

In addition, an adjustment has been recorded in respect of goodwill amortisation of £109m. Under UK GAAP, goodwill is amortised over a period of 20 years, while under IFRS goodwill amortisation ceased from 1 April 2004 onwards. IFRS instead requires that goodwill is reviewed for impairment on an annual basis or when indicators of impairment are identified.

(iv)	Intangible assets other than goodwill and related amortisation

In a business combination, IFRS requires fair values to be attributed to intangible assets that are not recognised under UK GAAP together with associated deferred tax balances. A corresponding reduction in goodwill arises as a consequence. The acquisition of the UK operations of Crown Castle International Corp. during the year ended 31 March 2005 resulted in the recognition under IFRS of certain intangibles, amounting to £188m at the date of acquisition, which are being amortised on a straight-line basis over periods ranging from 10 to 25 years.

(v)	Pensions and other post-retirement benefits

Under UK GAAP, the Group’s pensions and other post-retirement benefits were accounted for under SSAP 24 prior to the date of transition. Under IFRS, these benefits are accounted for under IAS 19, with the Group recognising all of its net pension and other post-retirement benefit obligations in the balance sheet at 1 April 2004 with a corresponding adjustment to opening reserves. There are also differences in the measurement of the annual pension expense under IAS 19 compared with SSAP 24.

(vi)	Deferred taxation

Under UK GAAP, deferred tax is recognised in respect of timing differences. Under IFRS, deferred tax is recognised in respect of temporary differences, being the differences between the book recorded value and the tax base of assets and liabilities. The adoption of IFRS resulted in a total reduction in the net deferred tax liability of £165m, which includes the tax effect of the other IFRS adjustments, which are shown net of tax in the reconciliations above.

(vii)	Proposed final dividend

Under UK GAAP, final ordinary dividends are recorded as a liability in the year in respect of which they are proposed by the Board of Directors for approval by the shareholders. Under IFRS, dividends are not provided for until approved.

(viii)	Other measurement adjustments

Other differences on transition from UK GAAP to IFRS for the year ended 31 March 2005 are not individually material and relate to recognition of finance lease obligations and the related finance lease assets, certain intangible assets and the timing of recognition of provisions.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 1 (continued)	107
1. Adoption of IFRS (continued)
d) IFRS presentation adjustments
The following notes relate to the presentation adjustments included in the income statement and balance sheet.
(i)	Non-equity minority interests

In the income statement, under UK GAAP, dividends paid to non-equity minority interests are included within ‘Loss for the year attributable to minority interests’. Under IFRS, this amount is included within ‘Net finance costs’.
Under UK GAAP, non-equity minority interests are shown separately from shareholders’ equity within capital and reserves. Under IFRS this amount is included within liabilities, resulting in lower net assets.

(ii)	Share of results of joint ventures

Under UK GAAP, the Group’s share of the joint ventures’ operating profits, interest and tax are classified within their respective income statement captions. IFRS instead requires that, where equity accounting is adopted, the post-tax share of results from joint ventures is separately disclosed as a single line-item in the income statement.

(iii)	Gains on disposal of property, plant and equipment

Under UK GAAP, gains and losses on disposal of properties by our property management business are included within exceptional items, even though these are considered to be part of the normal recurring operating activities of the Group. Under IFRS, such gains and losses are included within other operating income.

(iv)	Profit on disposal of joint venture

Under UK GAAP, the profit on disposal of a joint venture has been disclosed as a non-operating exceptional item. Under IFRS, this profit has been disclosed within the single line-item ‘profit for the year from discontinued operations’ in the income statement.

(v)	Cash and cash equivalents

Under UK GAAP, cash excludes short-term highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant change in value. Under IFRS, such investments are included within cash and cash equivalents.

(vi)	Software

Under UK GAAP, software is capitalised together with the related hardware within property, plant and equipment. Under IFRS, software is classified within intangible assets.

(vii)	Short-term provisions
Under UK GAAP, provisions are presented on the balance sheet separately from creditors and include both current and non-current provisions. Under IFRS, the current portion of provisions is included within current liabilities.

(viii)	Cumulative translation differences

Exchange adjustments arising on the retranslation of overseas subsidiaries’ net assets on consolidation are recorded directly in equity within the reserve for cumulative translation differences. As permitted by IFRS 1, this was set at nil on 1 April 2004. This adjustment reflects the reclassification of UK GAAP translation differences from retained earnings into the cumulative translation differences reserve during the year ended 31 March 2005.
e) Impact of adoption of IFRS on cash flow statement
The principal changes to the Group cash flow statement for the year ended 31 March 2005 on adoption of IFRS are summarised below.
Income taxes of £150m paid during the year ended 31 March 2005 are classified as part of operating cash flows under IFRS, but were classified as a separate category of the cash flow under UK GAAP.
Replacement expenditure of £474m, which was previously written off to the income statement under UK GAAP, is now capitalised under IFRS. Therefore, this expenditure is classified as investing activities in the IFRS cash flow statement, but was previously classified as operating cash flow under UK GAAP.
Profits on disposal of property, plant and equipment of £70m which were previously classified as investing activities under UK GAAP, are now presented within operating cash flow, in line with the treatment in the income statement under IFRS.
In accordance with IAS 7 ‘Cash flow statements’, cash equivalents include certain short-term highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant change in value. These were previously shown within cash flows from the management of liquid resources, as they did not fall within the definition of cash according to UK GAAP.

108	Group Financial Statements Note 1 (continued)	Annual Report and Accounts 2005/06 National Grid
1. Adoption of IFRS (continued)
f) Reconciliation of summary financial statements for the year ended 31 March 2005 from UK GAAP to IFRS

	As previously
	presented	IFRS	IFRS	IFRS
	under	measurement	presentation	discontinued
	UK GAAP (i)	changes	changes	operations	IFRS
	£m	£m	£m	£m	£m

Summary Group Income Statement for the year ended 31 March 2005
Group revenue	8,521	(37)	–	(1,102)	7,382
Other operating income	n/a	–	70	–	70
Operating costs	(6,676)	700	–	666	(5,310)

Operating profit	1,845	663	70	(436)	2,142
Share of joint ventures operating profit	7	–	(7)	–	n/a
Non-operating exceptional items	83	–	(83)	–	n/a
Net finance costs	(783)	69	8	–	(706)
Share of post-tax results of joint ventures	n/a	–	3	–	3

Profit before taxation	1,152	732	(9)	(436)	1,439
Taxation	(245)	(216)	2	140	(319)

Profit for the year from continuing operations	907	516	(7)	(296)	1,120
Profit for the year from discontinued operations	n/a	–	8	296	304
Minority interests	1	–	(1)	–	n/a

Profit for the year	908	516	–	–	1,424

Summary Group Balance Sheet as at 31 March 2005
Non-current assets	22,395	3,201	–	–	25,596
Current assets	2,316	(352)	–	–	1,964

Total assets	24,711	2,849	–	–	27,560

Current liabilities	(6,148)	447	(273)	–	(5,974)
Non-current liabilities	(17,172)	(2,544)	251	–	(19,465)

Total liabilities	(23,320)	(2,097)	(22)	–	(25,439)

Net assets	1,391	752	(22)	–	2,121

Equity
Called up share capital	309	–	–	–	309
Share premium account	1,289	–	–	–	1,289
Retained earnings	4,892	685	73	–	5,650
Other reserves	(5,131)	67	(73)	–	(5,137)

Total shareholders’ equity	1,359	752	–	–	2,111
Minority interests	32	–	(22)	–	10

Total equity	1,391	752	(22)	–	2,121

Summary Group Cash Flow Statement for the year ended 31 March 2005

Cash generated from operations
Cash flows from operating activities – continuing operations	2,909	479	70	(547)	2,911
Cash flows from operating activities – discontinued operations	n/a	–	–	547	547
Tax paid – continuing operations	(150)	–	–	98	(52)
Tax paid – discontinued operations	n/a	–	–	(98)	(98)

Net cash inflow from operations	2,759	479	70	–	3,308

Cash flows from investing activities
Cash flows from investing activities – continuing operations	(2,441)	(475)	(59)	323	(2,652)
Cash flows from investing activities – discontinued operations	n/a	–	–	(323)	(323)

Net cash used in investing activities	(2,441)	(475)	(59)	–	(2,975)

Net cash flows from financing activities	(305)	(4)	(16)	–	(325)

Net increase in cash and cash equivalents	13	–	(5)	–	8

(i)	Represents UK GAAP measurement principles, but presented in IFRS formats for comparability.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 2 and 3	109
2. Adoption of IAS 39 and IAS 32 and presentation of net debt at 1 April 2005
a) Adoption of IAS 39 and IAS 32
On 1 April 2005, the Group adopted IAS 39 and IAS 32. IAS 39 requires certain financial instruments to be recorded in the balance sheet at fair value rather than historical cost. Note 23 contains the disclosures required by IAS 39, IAS 32 and IFRS 7.
The principal effect of the adoption of these standards at 1 April 2005 is to record derivative financial instruments and available-for-sale investments in the balance sheet at their fair value, while deferred gains and losses relating to items qualifying for hedge accounting are derecognised and instead recorded in equity (for cash flow hedges and net investment hedges) or by adjusting the carrying value of the hedged financial instrument (for fair value hedges).
As permitted by IFRS 1, the balance sheet at 31 March 2005 and the income statement for the year ended 31 March 2005 have not been restated to reflect the adoption of IAS 39 and IAS 32 on 1 April 2005.
b) Effect of IAS 39 on net debt and net assets

		IAS 39	IAS 39
		transition	reclass-	IFRS
		adjustment	ifications	post-
		at 1 April	at 1 April	IAS 39
	At 31 March	2005	2005	at 1 April
	2005	(i) (ii) (iii) (iv)	(v)	2005
	£m	£m	£m	£m

Cash and cash equivalents	272	–	–	272
Bank overdrafts	(18)	–	–	(18)

Net cash and cash equivalents	254	–	–	254
Financial investments	398	3	–	401
Borrowings	(14,290)	(580)	(314)	(15,184)

	(13,638)	(577)	(314)	(14,529)
Derivative financial assets	–	633	92	725
Derivative financial liabilities	–	(178)	(4)	(182)

Net debt	(13,638)	(122)	(226)	(13,986)
Accrued interest	(255)	29	226	–
Deferred gains and losses	(39)	39	–	–
Available-for-sale investments	131	4	–	135
Commodity contract assets	–	63	–	63
Commodity contract liabilities	(327)	(193)	–	(520)
Purchased power obligations	(144)	130	–	(14)
Other assets and liabilities	16,393	7	–	16,400

Net assets	2,121	(43)	–	2,078

(i)	On the adoption of IAS 39, derivative financial assets and liabilities are recognised on the balance sheet, with corresponding adjustments to retained earnings or to other reserves within equity (in respect of derivatives qualifying as cash flow hedges or net investment hedges) or to the carrying value of debt (in respect of derivatives qualifying as fair value hedges). The impact on other assets and liabilities principally relates to the deferred tax effect of these adjustments.
(ii)	Up to 31 March 2005, deferred gains and losses relating to hedged financial instruments were carried forward in the balance sheet and reflected in the income statement in line with those hedged financial instruments. Under IAS 39, deferred gains and losses relating to qualifying hedge relationships are recorded in equity (for cash flow hedges and net investment hedges) or by adjusting the carrying value of the hedged financial instrument (for fair value hedges) or in the income statement if hedge accounting is not achieved.
(iii)	On the adoption of IAS 39, available-for-sale investments (being financial investments not held for financial management purposes) and financial investments have been adjusted by £4m and £3m respectively. Under UK GAAP and IFRS at 31 March 2005, these are carried at cost, while under IAS 39 these are carried at fair value.
(iv)	Up to 31 March 2005, index-linked swap contracts were carried at fair value. Under IAS 39, these commodity contracts are treated as derivative financial instruments and are also carried at fair value. In addition, assets and liabilities arising from certain other commodity contract assets and liabilities not previously recognised as at 31 March 2005 are recorded on the balance sheet as at 1 April 2005, offset by a reduction in purchased power obligations.
(v)	Up to 31 March 2005, accrued interest was presented separately within creditors from the financial instruments to which it relates. Under IAS 32 and IAS 39 the carrying value of borrowings and derivative financial assets and liabilities includes the related accrued interest balance.
3. Segmental analysis
Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of the Group’s business activities.
The following table describes the main activities for each business segment:

UK electricity and gas transmission	High-voltage electricity transmission networks, the gas transmission network in the UK, the UK liquefied natural gas storage activities and the Scottish and French electricity interconnectors
US electricity transmission	High-voltage electricity transmission networks and management of electricity transmission operations for other utilities in the US
UK gas distribution	Four of the eight regional networks of Great Britain’s gas distribution system
US electricity and gas distribution	Electricity and gas distribution in New York and electricity distribution in New England
US stranded cost recoveries	The recovery of stranded costs from US customers as permitted by regulatory agreements
Wireless infrastructure	Broadcast and mobile telephone infrastructure in the UK and US

Other activities primarily relates to UK-based gas metering activities, UK property management, a UK LNG import terminal, an electricity interconnector in Australia and our engineering and software company, together with corporate activities, including business development.

110	Group Financial Statements Note 3 (continued)	Annual Report and Accounts 2005/06 National Grid
3. Segmental analysis (continued)
Our UK liquefied natural gas storage activities and the Scottish and French interconnectors are both included within UK electricity and gas transmission. These were previously reported in the Group UK GAAP accounts for the year ended 31 March 2005 within Other activities. This change in segmental presentation follows a change in the organisational and management structure within the Group and the change in regulatory arrangements for the Scottish interconnector following the introduction of the British Electricity Trading and Transmission Arrangements (BETTA). The impact of this change on segment results has been reflected in the tables below. The impact of this change on the UK electricity and gas transmission segment results for the year ended 31 March 2005 was to increase revenue by £65m and operating profit by £42m, increase total assets by £191m and total liabilities by £16m, increase capital expenditure by £7m and increase depreciation and amortisation by £10m. Within Other activities, revenue was decreased by £110m and operating profit by £42m, total assets and total liabilities decreased by £191m and £16m respectively, capital expenditure decreased by £7m and depreciation and amortisation decreased by £10m. Intra-group revenue eliminations were reduced by £45m. There was no difference between the impact on operating profit before exceptional items and remeasurements and that for operating profit after exceptional items and remeasurements.
Discontinued operations comprise the operations of the four UK gas distribution networks that the Group sold on 1 June 2005 and the results of Citelec, an Argentinian joint venture sold in August 2004. The results for discontinued operations are disclosed in note 12.
The Group assesses the performance of its businesses principally on the basis of operating profit before exceptional items and remeasurements. The Group’s primary reporting format is by business and the secondary reporting format is by geographical area.
Sales between businesses are priced having regard to the regulatory and legal requirements that the businesses are subject to.
a) Group revenue

		Sales	Sales		Sales	Sales
	Total	between	to third	Total	between	to third
	sales	businesses	parties	sales	businesses	parties
	2006	2006	2006	2005	2005	2005
	£m	£m	£m	£m	£m	£m

Business segments
UK electricity and gas transmission	2,710	15	2,695	1,995	10	1,985
US electricity transmission	310	48	262	284	45	239
UK gas distribution	1,222	86	1,136	1,113	135	978
US electricity and gas distribution	3,711	2	3,709	3,087	2	3,085
US stranded cost recoveries	511	–	511	409	–	409
Wireless infrastructure	325	–	325	208	–	208
Other activities	701	146	555	734	256	478

	9,490	297	9,193	7,830	448	7,382

Geographical segments
UK			4,671			3,621
US			4,522			3,761

			9,193			7,382

The table above represents revenue from continuing operations only, as disclosed in the Group Income Statement as ‘Group revenue’. Revenue from discontinued operations for the year ended 31 March 2006 was £168m (2005: £1,102m). See note 12 for additional disclosures on discontinued operations.
The analysis of Group revenue by geographical area is on the basis of destination. There are no sales between the UK and US geographical areas.
Approximately 9% (2005: 9%) of Group revenue for the year ended 31 March 2006 amounting to approximately £0.9bn (2005: £0.7bn) derives from a single customer, the Centrica Group. The majority of this revenue is in the UK gas distribution segment with lesser amounts in Other activities and the UK electricity and gas transmission segment.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 3 (continued)	111
3. Segmental analysis (continued)
b) Operating profit

	Before exceptional items		After exceptional items
	and remeasurements		and remeasurements
	2006	2005	2006	2005
	£m	£m	£m	£m

Business segments
UK electricity and gas transmission	844	859	843	857
US electricity transmission	127	126	127	119
UK gas distribution	483	424	432	333
US electricity and gas distribution	364	375	364	258
US stranded cost recoveries	489	465	440	427
Wireless infrastructure	75	42	70	29
Other activities	145	152	163	119

	2,527	2,443	2,439	2,142

Geographical segments
UK	1,549	1,473	1,489	1,335
US	983	970	934	807
Rest of the World	(5)	–	16	–

	2,527	2,443	2,439	2,142

The table above represents operating profit from continuing operations only, as disclosed in the Group Income Statement, and excludes the results of discontinued operations. Operating profit before exceptional items and remeasurements for discontinued operations for the year ended 31 March 2006 was £61m (2005: £510m). Operating profit after exceptional items and remeasurements for discontinued operations for the year ended 31 March 2006 was £46m (2005: £436m). See note 12 for additional disclosures on discontinued operations.
c) Share of post-tax results of joint ventures
The Group’s share of its joint ventures’ post-tax results relate to electricity activities and are located in the Rest of the World geographical segment (2006: £3m; 2005: £3m).
d) Total assets and total liabilities

	Total assets		Total liabilities
	2006	2005	2006	2005
	£m	£m	£m	£m

Business segments
Group undertakings – continuing operations
UK electricity and gas transmission	7,181	6,635	(1,447)	(1,837)
US electricity transmission	1,653	1,545	(40)	(99)
UK gas distribution	5,091	4,766	(1,154)	(1,152)
US electricity and gas distribution	5,756	5,001	(1,761)	(1,734)
US stranded cost recoveries	104	63	(665)	(618)
Wireless infrastructure	1,571	1,579	(293)	(267)
Other activities	1,896	1,628	(1,106)	(748)

	23,252	21,217	(6,466)	(6,455)
Group undertakings – discontinued operations	–	5,300	–	(1,115)

Group undertakings	23,252	26,517	(6,466)	(7,570)
Joint ventures – continuing operations (electricity activities)	12	17	–	–
Unallocated	2,660	1,026	(15,965)	(17,869)

	25,924	27,560	(22,431)	(25,439)

Geographical segments
UK	15,227	19,504	(3,948)	(5,072)
US	7,659	6,750	(2,488)	(2,467)
Rest of the World	378	280	(30)	(31)
Unallocated	2,660	1,026	(15,965)	(17,869)

	25,924	27,560	(22,431)	(25,439)

The analysis of total assets and total liabilities includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include cash and cash equivalents, taxation, financial investments and derivative assets. Unallocated total liabilities include bank overdrafts, borrowings and derivative liabilities, taxation, interest and dividends.

112	Group Financial Statements Notes 3 (continued), 4 and 5	Annual Report and Accounts 2005/06 National Grid
3. Segmental analysis (continued)
e) Other segmental information

			Depreciation and
	Capital expenditure		amortisation
	2006	2005	2006	2005
	£m	£m	£m	£m

Business segments
Continuing operations
UK electricity and gas transmission	890	529	377	296
US electricity transmission	91	74	45	41
UK gas distribution	444	359	161	163
US electricity and gas distribution	244	234	145	135
Wireless infrastructure	43	19	64	37
Other activities	350	303	160	147

	2,062	1,518	952	819
Discontinued operations	87	387	13	176

Group undertakings	2,149	1,905	965	995

Geographical segments
UK	1,738	1,455	771	816
US	340	312	194	179
Rest of the World	71	138	–	–

	2,149	1,905	965	995

Capital expenditure comprises additions to property, plant and equipment and other intangible assets amounting to £2,093m (2005: £1,827m) and £56m (2005: £78m) respectively.
Depreciation and amortisation includes depreciation of property, plant and equipment and amortisation of other intangible assets amounting to £908m (2005: £950m) and £57m (2005: £45m) respectively.
4. Other operating income
Other operating income represents income on disposal of property, plant and equipment, principally properties disposed of by the Group’s property management business.
5. Operating costs

	Before exceptional items		Exceptional items and
	and remeasurements		remeasurements		Total
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m

Depreciation of property, plant and equipment	895	774	–	–	895	774
Amortisation of intangible assets	57	45	–	–	57	45
Payroll costs (note 7(a))	844	828	48	91	892	919
Other operating charges:
Purchases of electricity	1,928	1,458	49	38	1,977	1,496
Purchases of gas	566	357	–	–	566	357
Rates and property taxes	443	406	–	–	443	406
Electricity transmission services scheme direct costs	536	301	–	–	536	301
Payments to Scottish network owners under BETTA	259	–	–	–	259	–
Other operating charges	1,218	840	(9)	172	1,209	1,012
	4,950	3,362	40	210	4,990	3,572

	6,746	5,009	88	301	6,834	5,310

Operating costs include:
Research expenditure					7	9
Operating lease rentals
Plant and machinery					36	20
Other					84	63
Auditors’ remuneration
Statutory audit services
Annual audit					4	5
Regulatory reporting					1	1
Further audit related services					–	1
Tax compliance services					–	1
Tax advisory services					1	1
Other non-audit services					1	–

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 6 and 7	113
6. Exceptional items and remeasurements
The Group separately discloses items of income and expenditure relating to transactions that are material, either by their nature or size, that are relevant to an understanding of the Group’s financial performance. These include non-recurring exceptional income or charges that do not relate to the underlying financial performance of the Group and remeasurement gains or losses arising from movements in the carrying value of certain commodity contracts and of derivative financial instruments.

	2006	2005
	£m	£m

Exceptional items – restructuring costs (i)	60	121
Exceptional items – past service pension costs (ii)	–	41
Exceptional items – environmental related provisions (iii)	–	101
Exceptional items – profit on sale and reversal of impairment (iv)	(21)	–
Remeasurements – commodity contracts (v)	49	38

Total exceptional items and remeasurements included within operating profit	88	301

Exceptional finance costs (vi)	49	–
Remeasurements – commodity contracts (v)	14	–
Remeasurements – net gains on derivative financial instruments (vii)	(6)	–

Total exceptional items and remeasurements included within finance costs	57	–

Total exceptional items and remeasurements before taxation	145	301

Tax on restructuring costs (i)	(12)	(34)
Tax on exceptional past service pension costs (ii)	–	(17)
Tax on environmental related provisions (iii)	–	(39)
Tax on commodity contract remeasurements (v)	(25)	(15)
Tax on exceptional finance costs (vi)	(15)	–
Tax on derivative financial instrument remeasurements (vii)	17	–
Other exceptional tax credits (viii)	–	(13)

Tax on exceptional items and remeasurements	(35)	(118)

Total exceptional items and remeasurements	110	183

(i)	Restructuring costs relate to planned cost reduction programmes in the UK (2005: UK and US) businesses. For the year ended 31 March 2006, restructuring costs included pension curtailment costs of £25m arising as a result of redundancies (2005: £22m).
(ii)	Past service pension costs arose from the renegotiation of terms and conditions of service with certain employees in the US.
(iii)	During the year ended 31 March 2005, a review of the environmental provisions was undertaken to take into account the impact of changes to UK regulations on waste disposal. This review, together with related revisions to the expected UK expenditure profile, resulted in a charge of £41m in 2005. Following a similar review in the US of environmental provisions, an additional exceptional charge of £60m was made for site restoration, which reflected the experience of restoring similar sites.
(iv)	Reversal of a prior period impairment of £13m related to National Grid’s investment in Copperbelt Energy Corporation (CEC) and a gain on disposal of an investment in Energis Polska of £8m.
(v)	Remeasurements – commodity contracts represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the Group’s existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred.
These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of changing discount rates due to market fluctuations.
(v)	Exceptional finance costs for the year ended 31 March 2006 represent costs incurred on the early redemption of debt following the disposal of four gas distribution networks (£39m), together with issue costs associated with the B share scheme (£10m).
(vii)	Remeasurements – net gains on derivative financial instruments comprise non-cash gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or offset by adjustments to the carrying value of debt.
(viii)	The exceptional tax credit in 2005 includes: a credit of £22m associated with the prior period disposal of Energis, a former associate company; a £3m credit associated with the prior period write-down of investments; and a £12m charge relating to the settlement of the liabilities arising from operating the Group’s Qualifying Employee Share Ownership Trust.
7. Payroll costs and employees
a) Payroll costs

	2006	2005
	£m	£m

Wages and salaries	891	911
Social security costs	63	59
Other pension costs	142	147
Share-based payments	15	12
Severance costs	23	12

	1,134	1,141
Less: Amounts capitalised	(242)	(222)

	892	919

Payroll costs above represent continuing operations only. Payroll of discontinued operations for the year ended 31 March 2006 was £29m (2005: £132m).

114	Group Financial Statements Notes 7 (continued), 8 and 9	Annual Report and Accounts 2005/06 National Grid
7. Payroll costs and employees (continued)
b) Number of employees

	31 March	Average	Average
	2006	2006	2005
	Number	Number	Number

UK	11,409	11,421	11,784
US	8,362	8,414	8,663
Rest of the World	12	8	13

Continuing operations	19,783	19,843	20,460
Discontinued operations	–	686	4,147

	19,783	20,529	24,607

The vast majority of employees in:
–	the US are either directly or indirectly employed in the transmission and distribution of electricity or the distribution of gas.
–	the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 31 March 2006, 3,011 employees were employed in other businesses, of which 695 were in the Wireless infrastructure segment.
c) Key management compensation

	2006	2005
	£m	£m

Salaries and short-term employee benefits	7	6
Post-employment benefits	5	4
Share-based payments	2	2

	14	12

The key management comprises the Board of Directors, including the Executive Directors and Non-executive Directors.
8. Directors’ emoluments
Details of Directors’ emoluments are contained in the auditable part of the Directors’ Remuneration Report on pages 84 to 89, which form part of these accounts.
9. Pensions and other post-retirement benefits
Substantially all the Group’s employees are members of defined benefit pension schemes.
In the UK the principal schemes are the National Grid UK Pension Scheme (formerly named the Lattice Group Pension Scheme), the National Grid Electricity Group of the Electricity Supply Pension Scheme and the National Grid Wireless Pension Scheme (formerly named the Crown Castle UK Pension Scheme).
National Grid UK Pension Scheme
The National Grid UK Pension Scheme provides final salary defined benefits for employees who joined prior to 31 March 2002 and defined contribution benefits for employees joining from 1 April 2002. The scheme is funded with assets held in a separate trustee administered fund. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contribution, which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme.
The latest full actuarial valuation as at 31 March 2006 is currently being carried out by Watson Wyatt LLP. The last completed full actuarial valuation was as at 31 March 2003. The aggregate market value of the scheme’s assets was £10,141m and the value of the assets represented approximately 92% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 March 2003 on an ongoing basis and allowing for projected increases in pensionable earnings.
The results of the actuarial valuation carried out at 31 March 2003 showed that based on long-term financial assumptions the contribution rate required to meet future benefit accrual was 23.7% of pensionable earnings (20.7% employers and 3% employees). This contribution rate is currently being reviewed. The ongoing contribution rate does not include an allowance for administration expenses. These contributions are renewed annually. From 1 April 2006 the rate used for the recovery of administration costs was 3% of salary. Employers are currently, therefore, paying a total contribution rate of 23.7%.
It has been agreed that no funding of the deficit identified in the 2003 actuarial valuation will need to be provided to the scheme until the outcome of the interim actuarial assessment at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £520m (£364m net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the National Grid UK Scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events that would imperil the interests of the scheme, such as National Grid Gas plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 9 (continued)	115
9. Pensions and other post-retirement benefits (continued)
Electricity Supply Pension Scheme
The Electricity Supply Pension Scheme provides final salary defined benefits on a funded basis. The assets of the scheme are held in a separate trustee administered fund. The scheme is divided into sections, one of which is the Group’s section. The Group’s section of the scheme was closed to new entrants on 1 April 2006. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contribution, which, together with the specified contributions payable by the employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme.
The latest full actuarial valuation was carried out by Hewitt Bacon Woodrow at 31 March 2004. The aggregate market value of the scheme’s assets was £1,110m and the value of the assets represented approximately 80.4% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 March 2004 on an ongoing basis and allowing for projected increases in pensionable earnings.
The results of the actuarial valuation carried out at 31 March 2004 showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 19.1% of pensionable earnings (13.1% employers and 6% employees). This contribution rate will be reviewed when the next independent actuarial valuation is carried out, which will be no later than 31 March 2007.
It has been agreed that no funding of the deficit identified in the 2004 actuarial valuation will need to be provided to the scheme until the outcome of the actuarial valuation at 31 March 2007 is known. At this point, the Group will pay the gross amount of any deficit up to a maximum amount of £68m (£48m net of tax) into the scheme. Until the 31 March 2007 actuarial valuation has been completed, the Group has arranged for banks to provide the trustees of the scheme with letters of credit. The main conditions under which these letters of credit could be drawn relate to events which would imperil the interests of the scheme, such as National Grid Electricity Transmission plc, a Group undertaking, becoming insolvent or the Group failing to make agreed payments into the fund.
National Grid Wireless Pension Scheme
The National Grid Wireless Pension Scheme provides final salary defined benefits for service up to and including 30 June 2003 and a career averaged pension for service after 1 July 2003 on a funded basis. The scheme was closed to new entrants on 1 August 1997. The assets of the scheme are held in a separate trustee administered fund. It is subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers’ contributions which, together with the specified contributions payable by employees and proceeds from the scheme’s assets, are expected to be sufficient to fund the benefits payable under the scheme.
The latest full actuarial valuation as at 31 December 2005 is currently being carried out by Deloitte Total Reward and Benefits Limited. The last completed full actuarial valuation was as at 31 December 2002. The aggregate market value of the scheme’s assets was £15m and the value of the assets represented approximately 84% of the actuarial value of benefits due to members calculated on the basis of pensionable earnings and service at 31 December 2002 on an ongoing basis and allowing for projected increases in pensionable earnings.
The results of the actuarial valuation carried out at 31 December 2002 showed that, based on long-term financial assumptions, the contribution rate required to meet future benefit accrual was 25.9% of pensionable earnings (18.4% employers and 7.5% employees). This contribution rate is currently being reviewed.
US defined benefit pension schemes
Substantially all the Group’s US employees are members of defined benefit plans. The assets of the plans are held in separate trustee administered funds. The latest full actuarial valuations of these plans were carried out by Hewitt Associates LLC at 1 April 2005. The aggregate market value of the assets relating to the Group’s US defined plans at 31 March 2005 totalled US$1,961m and the actuarial value of the assets represented approximately 90% of the actuarial value of the benefits that had accrued to members, after allowing for future salary increases.
US healthcare and life insurance – retirees
In the US, the Group provides healthcare and life insurance to eligible retired US employees. Eligibility is based on certain age and length of service requirements and in some cases retirees must contribute to the cost of their coverage.

116	Group Financial Statements Note 9 (continued)	Annual Report and Accounts 2005/06 National Grid
9. Pensions and other post-retirement benefits (continued)

			US other post-
	Pensions		retirement benefits
	2006	2005	2006	2005
	£m	£m	£m	£m

The amounts recognised in the balance sheet are determined as follows:
Present value of funded obligations	(16,520)	(15,679)	(1,223)	(1,068)
Fair value of plan assets	15,341	14,077	568	488

	(1,179)	(1,602)	(655)	(580)
Present value of unfunded obligations	(96)	(90)	–	–
Other post-employment liabilities	–	–	(34)	(34)
Unrecognised past service cost	–	–	49	50

Net liability in the balance sheet	(1,275)	(1,692)	(640)	(564)

Liabilities	(1,275)	(1,718)	(640)	(564)
Assets	–	26	–	–

Net liability	(1,275)	(1,692)	(640)	(564)

The amounts recognised in the income statement are as follows:
Defined contribution scheme costs	2	2	–	–
Defined benefit scheme costs
Current service cost	114	107	16	11
Past service cost	–	16	6	25
Curtailment (gain)/loss on redundancies	(24)	22	–	–
Special termination benefits on redundancies	45	–	–	–
Curtailment cost – augmentations	5	–	–	–

Total in payroll costs	142	147	22	36

Interest cost	828	825	63	56
Expected return on plan assets	(862)	(843)	(41)	(39)

Total in finance costs	(34)	(18)	22	17

Current service costs	5	27	–	–
Curtailment/settlement gain on sale of distribution networks	(168)	–	–	–

Total in discontinued operations	(163)	27	–	–

Actual return on plan assets	2,359	1,261	65	26

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 9 (continued)	117
9. Pensions and other post-retirement benefits (continued)

			US other post-
	Pensions		retirement benefits
	2006	2005	2006	2005
	£m	£m	£m	£m

Changes in the present value of the defined benefit obligation
Opening defined benefit obligation	15,769	15,403	1,068	1,002
Current service cost	119	134	16	11
Interest cost	828	825	63	56
Actuarial losses	1,300	147	40	5
Curtailment (gain)/loss on redundancies	(24)	22	–	–
Curtailment gain on sale of distribution networks	(168)	–	–	–
Settlement on sale of distribution networks	(589)	–	–	–
Net transfers and disposals	(15)	–	–	–
Gains on settlements	(20)	(1)	–	–
Special termination benefits	45	–	–	–
Curtailment cost – augmentations	5	–	–	–
Liabilities assumed in a business combination	–	31	–	–
Plan amendment	–	17	–	79
Employee contributions	14	17	–	–
Benefits paid	(775)	(783)	(59)	(52)
Exchange differences on foreign plans	127	(43)	95	(33)

Closing defined benefit obligation	16,616	15,769	1,223	1,068

Changes in the fair value of plan assets
Opening fair value of plan assets	14,077	13,411	488	496
Expected return on plan assets	862	843	41	39
Actuarial gains/(losses)	1,497	418	24	(13)
Assets distributed on settlements and transfers	(623)	–	–	–
Employer contributions	191	184	30	32
Employee contributions	14	17	–	–
Assets acquired in a business combination	–	21	–	–
Benefits paid	(774)	(783)	(59)	(52)
Exchange differences on foreign plans	97	(34)	44	(14)

Closing fair value of plan assets	15,341	14,077	568	488

Expected contributions to defined benefit plans in the following year	153	164	50	50

118	Group Financial Statements Note 9 (continued)	Annual Report and Accounts 2005/06 National Grid
9. Pensions and other post-retirement benefits (continued)

			US other post-
	Pensions		retirement benefits
	2006	2005	2006	2005
	£m	£m	£m	£m

Amounts recognised in statement of recognised income and expense
Actuarial gain/(loss) during the year	197	271	(16)	(18)
Exchange differences	(30)	9	(51)	19

Total recognised for the year	167	280	(67)	1

Cumulative actuarial gain/(loss)	468	271	(34)	(18)

The major categories of plan assets as a percentage of total plan assets were as follows:

					US other post-
	UK pensions		US pensions		retirement benefits
	2006	2005	2006	2005	2006	2005
	%	%	%	%	%	%

Equities	40.7	41.5	66.4	64.5	69.0	65.0
Corporate bonds	19.2	17.3	32.0	34.0	30.6	33.8
Gilts	30.1	31.9	–	–	–	–
Property	8.5	8.0	0.2	0.3	–	–
Other	1.5	1.3	1.4	1.2	0.4	1.2

Total	100.0	100.0	100.0	100.0	100.0	100.0

The principal actuarial assumptions used were:
Discount rate (i)	4.9	5.4	6.0	5.8	6.0	5.8
Expected return on plan assets	5.8	6.2	8.3	8.3	8.3	8.3
Rate of increase in salaries (ii)	3.9	3.9	4.1	4.1	–	–
Rate of increase in pensions in payment and deferred pensions	3.0	3.0	–	–	–	–
Rate of increase in Retail Price Index or equivalent	2.9	2.9	–	–	–	–
Initial healthcare cost trend rate	–	–	–	–	10.0	10.0
Ultimate healthcare cost trend rate	–	–	–	–	5.0	5.0

(i)	For the year ended 31 March 2006, a 0.1% reduction in the discount rate would increase the current service cost by £3m and reduce the interest on liabilities by £1m.
(ii)	A promotional age-related scale has also been used where appropriate.
(iii)	The pensions and other post-retirement benefit assumptions allow for future improvements in mortality.
In respect of US schemes, the estimated rate of return for various passive asset classes is based both on analysis of historical rates of return and forward-looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of our long-term assumptions. A small premium is added for active management of both equity and fixed income. The rates of return for each asset class are then weighted in accordance with our target asset allocation, and the resulting long-term return on asset rate is then applied to the market-related value of assets. The long-term target asset allocation for the US pension schemes is 60% equities, 35% bonds and 5% property and other. The long-term target asset allocation for other post-retirement benefit schemes is 67% equities and 33% bonds.
In respect of UK schemes, the expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for each plan. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the schemes’ actuaries. The long-term target asset allocation for the National Grid UK Pension Scheme is 40% equities, 52% bonds and 8% property and other. The long-term asset allocation for the Group’s section of the Electricity Supply Pension Scheme is 63% equities, 30% bonds, 7% property and other.
Assumed healthcare cost trend rates have a significant impact on the amounts recognised in the income statement. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	2006	2005
	£m	£m

Increase
Effect on the aggregate of the service cost and interest cost	15	12
Effect on defined benefit obligation	186	156
Decrease
Effect on the aggregate of the service cost and interest cost	(12)	(10)
Effect on defined benefit obligation	(161)	(136)

	2006	2005
	£m	£m

Experience gains on liabilities	192	42
Experience gains on assets	1,521	405

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 10	119
10. Finance income and costs

	2006	2005
	£m	£m

Pensions – expected return on scheme assets	903	882
Interest income on financial instruments held at amortised cost	135	64

Interest income and similar income	1,038	946

Pensions – interest on scheme liabilities	(891)	(881)
Interest expense on financial liabilities held at amortised cost	(746)	(820)
Exceptional debt redemption and B share issue costs	(49)	–
Interest on derivatives	(49)	–
Unwinding of discounts on provisions	(18)	(14)
Less: interest capitalised	60	63

Interest expense	(1,693)	(1,652)

Net (losses)/gains on derivative financial instruments:
On derivatives designated as fair value hedges	(10)	–
On derivatives designated as cash flow hedges	17	–
On derivatives designated as net investment hedges	(25)	–
On undesignated forward rate risk relating to derivatives designated as net investment hedges	36	–
On derivatives not designated as hedges or ineligible for hedge accounting	(12)	–
Financial element of remeasurements on commodity contracts	(14)	–

Net losses on derivative financial instruments and commodity contracts	(8)	–

Interest expense and other finance costs	(1,701)	(1,652)

Net finance costs	(663)	(706)

Comprising:
Interest income and similar income	1,038	946
Interest expense and other finance costs
Before exceptional items and remeasurements	(1,644)	(1,652)
Exceptional items and remeasurements	(57)	–

	(663)	(706)

Interest income on financial instruments held at amortised cost comprises interest income from bank deposits and other financial assets £131m (2005: £59m) and interest receivable on finance leases £4m (2005: £5m).
Interest expense on financial liabilities held at amortised cost comprises interest on bank loans and overdrafts £33m (2005: £45m), interest on other borrowings £712m (2005: £772m) and interest on finance leases £1m (2005: £3m).
Interest on funding attributable to assets in the course of construction was capitalised during the year at a rate of 5.9% (2005: 5.6%).
Interest expense and other finance costs include £49m (2005: £12m) relating to losses incurred on the repurchase of debt and B share issue costs during the year.
Ineffectiveness on fair value hedges includes a net loss of £11m from derivatives designated as fair value hedges and a net gain of £1m from the fair value adjustments to the carrying value of debt.
Net gains on derivatives designated as cash flow hedges includes net gains of £20m transferred from equity.

120	Group Financial Statements Note 11	Annual Report and Accounts 2005/06 National Grid
11. Taxation
Taxation on items charged/(credited) to the income statement

	2006	2005
	£m	£m

United Kingdom
Corporation tax at 30%	290	31
Adjustment in respect of prior years (i)	(5)	(19)
Deferred tax	1	82

	286	94

Overseas
Corporate tax	125	33
Adjustment in respect of prior years	22	(21)
Deferred tax	129	213

	276	225

Taxation	562	319

Comprising:
Taxation – excluding exceptional items and remeasurements	597	437
Taxation – exceptional items and remeasurements (note 6)	(35)	(118)

	562	319

(i)	The UK corporation tax adjustment in respect of prior years includes £nil (2005: £10m) that relates to exceptional items.
Taxation on items charged/(credited) to equity

	2006	2005
	£m	£m

Deferred tax charge on available-for-sale investments	1	–
Deferred tax credit on revaluation of cash flow hedges	(20)	–
Deferred tax credit on employee share options	(7)	(4)
Deferred tax charge on actuarial gains	62	66

	36	62

The tax charge for the period is higher (2005: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Before	After	Before	After
	exceptionals	exceptionals	exceptionals	exceptionals
	and	and	and	and
	remeasure-	remeasure-	remeasure-	remeasure-
	ments	ments	ments	ments
	2006	2006	2005	2005
	£m	£m	£m	£m

Profit before taxation
Before exceptional items and remeasurements	1,924	1,924	1,740	1,740
Exceptional items and remeasurements	–	(145)	–	(301)

Profit before taxation from continuing operations	1,924	1,779	1,740	1,439

Profit on continuing operations multiplied by rate of corporation tax in the UK of 30% (2005: 30%)	577	534	522	432
Effects of:
Adjustments in respect of current income tax of previous years	17	17	(30)	(40)
Expenses not deductible for tax purposes	90	114	89	55
Non-taxable income	(179)	(181)	(174)	(124)
Adjustment in respect of foreign tax rates	69	59	37	22
Impact of employee share options	(3)	(3)	(2)	(2)
Other	26	22	(5)	(24)

Total taxation (continuing operations)	597	562	437	319

	%	%	%	%

At the effective income tax rate	31.0	31.6	25.1	22.2

Factors that may affect future tax charges
The Group has £nil (2005: £39m) non-trade deficits recognised and carried forward in the year.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 12 and 13	121
12. Discontinued operations
On 1 June 2005, the Group disposed of its holdings in four of its eight regional gas distribution networks. The results of these operations were previously included within the UK gas distribution segment, when reported under UK GAAP. The Group disposed of its interest in Citelec, an Argentinian joint venture, in August 2004.
Results of discontinued operations

	2006	2005
	£m	£m

Revenues	168	1,102
Operating costs	(122)	(666)

Operating profit before exceptional items	61	510
Exceptional items (i)	(15)	(74)
Total operating profit from discontinued operations	46	436
Share of post-tax results of joint venture	–	(5)

Profit before tax from discontinued operations	46	431
Taxation	(18)	(140)

Profit after tax from discontinued operations	28	291

Gain on disposal of gas distribution networks (ii)	2,636	–
Gain on disposal of joint venture	–	13

Gain on disposal of discontinued operations before tax	2,636	13
Taxation	(31)	–

Gain on disposal of discontinued operations	2,605	13

Total profit for the year from discontinued operations
Before exceptional items	43	352
Exceptional items	2,590	(48)
	2,633	304

(i)	The operating exceptional item for the year ended 31 March 2006 related to a fine incurred in respect of a breach of the Health and Safety at Work Act arising from a gas explosion in Scotland in December 1999. Exceptional items for the year ended 31 March 2005 related to restructuring costs (£70m) and environmental costs (£4m).
(ii)	The gain on disposal of the gas distribution networks resulted from proceeds of £5,760m comprising cash and cash equivalents, which is significantly in excess of the net book value of the net assets disposed of £3,155m.
13. Dividends
The following table shows the dividends paid to equity shareholders:

	2006		2005
	pence		pence
	(per ordinary	2006	(per ordinary	2005
	share)	£m	share)	£m

Ordinary dividends
Final dividend for the year ended 31 March 2005	15.2	469	–	–
Interim dividend for the year ended 31 March	10.2	276	8.5	262
Final dividend for the year ended 31 March 2004	–	–	11.9	366

	25.4	745	20.4	628

In addition, the Directors are proposing a final dividend for 2006 of 15.9p per share that will absorb £433m of shareholders’ equity. It will be paid on 23 August 2006 to shareholders who are on the register of members on 9 June 2006.

122	Group Financial Statements Note 14	Annual Report and Accounts 2005/06 National Grid
14. Earnings per share
Earnings per ordinary share have been calculated by dividing the profit for the year attributable to equity shareholders of the parent company by the weighted average number of ordinary shares in issue during the year.
Adjusted earnings per share, excluding exceptional items and remeasurements, are provided to reflect the underlying performance of the Group. Further details of exceptional items and remeasurements can be found in note 6 to the accounts.
a) Basic earnings per share

	Profit for	Earnings	Profit for	Earnings
	the year	per share	the year	per share
	2006	2006	2005	2005
	£m	pence	£m	pence

Adjusted earnings – continuing operations	1,325	46.7	1,303	42.3
Exceptional operating items	(39)	(1.4)	(263)	(8.5)
Exceptional finance costs	(49)	(1.7)	–	–
Tax on exceptional items	27	0.9	103	3.3
Remeasurements	(57)	(2.0)	(38)	(1.2)
Tax on remeasurements	8	0.3	15	0.4

Earnings per share – continuing operations	1,215	42.8	1,120	36.3

Adjusted earnings – discontinued operations	43	1.5	352	11.4
Gain on disposal of gas distribution networks (net of tax)	2,605	91.8	–	–
Other exceptional items (net of tax)	(15)	(0.5)	(48)	(1.5)

Earnings per share – discontinued operations	2,633	92.8	304	9.9

Basic earnings per share	3,848	135.6	1,424	46.2

		2006		2005
		millions		millions

Weighted average number of shares – basic		2,837		3,082

b) Diluted earnings per share

	Profit for	Earnings	Profit for	Earnings
	the year	per share	the year	per share
	2006	2006	2005	2005
	£m	pence	£m	pence

Adjusted diluted earnings – continuing operations	1,325	46.5	1,303	42.1
Exceptional operating items	(39)	(1.4)	(263)	(8.5)
Exceptional finance costs	(49)	(1.7)	–	–
Tax on exceptional items	27	0.9	103	3.3
Remeasurements	(57)	(2.0)	(38)	(1.2)
Tax on remeasurements	8	0.3	15	0.5

Diluted earnings per share – continuing operations	1,215	42.6	1,120	36.2

Adjusted diluted earnings – discontinued operations	43	1.5	352	11.4
Gain on disposal of gas distribution networks (net of tax)	2,605	91.4	–	–
Other exceptional items (net of tax)	(15)	(0.5)	(48)	(1.6)

Diluted earnings per share – discontinued operations	2,633	92.4	304	9.8

Diluted earnings per share	3,848	135.0	1,424	46.0

		2006		2005
		millions		millions

Weighted average number of shares – diluted		2,851		3,096

c) Reconciliation of basic to diluted average number of shares

	2006	2005
	millions	millions

Weighted average number of ordinary shares – basic	2,837	3,082
Effect of dilutive potential ordinary shares – employee share options	14	14

Weighted average number of ordinary shares – diluted	2,851	3,096

As at 31 March 2006, there were 2,367,011 outstanding share options in respect of the executive share schemes that were anti-dilutive instruments.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 15	123
15. Goodwill

£m

Cost at 1 April 2004	1,548
Exchange adjustments	(47)
Acquisition of Group undertakings	544

Cost at 31 March 2005	2,045
Exchange adjustments	111

Cost at 31 March 2006	2,156

Accumulated impairment losses at 1 April 2004	12
Impairment charge	2

Accumulated impairment losses at 31 March 2005 and 31 March 2006	14

Net book value at 31 March 2006	2,142

Net book value at 31 March 2005	2,031

Goodwill is reviewed annually for impairment. The amounts disclosed above as at 31 March 2006 include balances relating to our businesses in New England £882m (2005: £823m), New York £639m (2005: £592m) and National Grid Wireless £541m (2005: £541m).
Within the New England and New York businesses, goodwill is allocated to the individual subsidiary companies. These are defined as cash generating units for impairment testing purposes. Within National Grid Wireless goodwill is allocated to the three main business sectors (pylons, towers and managed sites), which are defined as cash generating units.
The recoverability of the goodwill relating to the New England and New York companies has been assessed by comparing the carrying value of these businesses with the recoverable amount on a value-in-use basis. This has been calculated based on projections that incorporate our best estimates of future cash flows, customer rates, costs, future prices, growth, operating costs and the cash flows, prepared from internal forecasts for the next five years extrapolated into the future by using a 2% growth rate. Cash flow projections have been discounted to reflect the time value of money, using a discount rate of 5.75%. The discount rate is the post-tax weighted average cost of capital. On a pre-tax basis it is estimated that the discount rate would be approximately 9.58%.
The recoverable amount of the goodwill relating to National Grid Wireless has been based on an assessment of the fair value of the business. This has been determined by considering other recent transactions and external information on valuations placed on similar wireless infrastructure businesses, including National Grid Wireless. The key assumption used relates to the earnings multiples that might be applicable in the purchase or sale of wireless infrastructure networks.

124	Group Financial Statements Note 16	Annual Report and Accounts 2005/06 National Grid
16. Acquisitions
On 31 August 2004, the Group acquired the UK operations of Crown Castle International Corp. for a total consideration of £1,138m, including acquisition costs of £14m. This transaction has been recorded using the acquisition method of accounting.
In accordance with IFRS 3, a hindsight review of the fair value of the assets and liabilities acquired was undertaken in August 2005. Following this review, the amount of goodwill arising on this acquisition, being the difference between the purchase consideration and the fair value of the assets and liabilities acquired, was £541m.
The other acquisition that was carried out during the year ended 31 March 2005 was that of a telecommunications tower operation in the US. The book and fair value of assets acquired was £10m compared with total cash consideration of £13m, giving rise to goodwill of £3m.
The acquired businesses are presented within the Wireless infrastructure segment.

					Other
	Crown Castle acquisition				acquisition
	Book	Accounting
	value at	policy	Fair value	Final	Book and	Total
	acquisition	adjustments	adjustments	fair value	fair value	fair value
	£m	£m	£m	£m	£m	£m

Intangible assets	–	6	188	194	–	194
Property, plant and equipment	519	(10)	103	612	6	618
Inventories	3	–	–	3	–	3
Trade and other receivables	43	–	–	43	4	47
Cash and cash equivalents	29	–	–	29	–	29
Current liabilities	(152)	–	–	(152)	–	(152)
Deferred tax liabilities	(32)	4	(85)	(113)	–	(113)
Pensions and other post-retirement benefit obligations	–	(10)	–	(10)	–	(10)
Provisions	(2)	(1)	(6)	(9)	–	(9)

Net assets acquired	408	(11)	200	597	10	607

Goodwill arising on acquisition				541	3	544

Total consideration				1,138	13	1,151

The adjustments recorded to book value reflect accounting alignments to bring the accounting policies of the acquired businesses into line with those of the Group under IFRS, which resulted in a reduction of £4m to tangible fixed assets relating to the accounting for leasehold properties, £6m of software costs transferred from property, plant and equipment to intangible assets and an increase of £1m to provisions for liabilities and charges relating to decommissioning provisions. It also entailed the recognition of pensions and other post-retirement benefit obligations of £10m. Deferred tax on these transactions amounted to £4m.
Fair value adjustments primarily related to the revaluation of property, plant and equipment, recognition of intangible assets and net provisions to their fair value at the date of acquisition. Deferred tax liabilities on these transactions amounted to £85m.
The outflow of cash and cash equivalents on the acquisitions in 2005 was as follows:

		Other
	Crown Castle	acquisitions	Total
	£m	£m	£m

Cash consideration	1,138	13	1,151
Cash acquired	(29)	–	(29)

	1,109	13	1,122

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 17	125
17. Other intangible assets

	Customer
	relationships	Software	Other	Total
	£m	£m	£m	£m

Cost at 1 April 2004	–	197	8	205
Exchange adjustments	–	–	–	–
Acquisition of Group undertakings	164	6	24	194
Additions	–	78	–	78
Disposals	–	(8)	–	(8)

Cost at 31 March 2005	164	273	32	469
Exchange adjustments	–	8	–	8
Additions	–	14	42	56
Disposals	–	(3)	–	(3)

Cost at 31 March 2006	164	292	74	530

Amortisation at 1 April 2004	–	68	7	75
Exchange adjustments	–	–	–	–
Amortisation charge for the year	6	38	1	45
Disposals	–	(9)	–	(9)

Amortisation at 31 March 2005	6	97	8	111
Exchange adjustments	–	3	–	3
Amortisation charge for the year	11	45	1	57
Disposals	–	(3)	–	(3)

Amortisation at 31 March 2006	17	142	9	168

Net book value at 31 March 2006	147	150	65	362

Net book value at 31 March 2005	158	176	24	358

Other consists of emissions allowances of £41m (2005: £nil) and licences of £24m (2005: £24m).
Other intangible assets have been analysed as current and non-current as follows:

	2006	2005
	£m	£m

Current	41	–
Non-current	321	358

	362	358

Expected amortisation of intangible assets for the next five years is:	£m

2007	52
2008	55
2009	51
2010	48
2011	43

126	Group Financial Statements Note 18	Annual Report and Accounts 2005/06 National Grid
18. Property, plant and equipment

			Assets	Motor
		Plant	in the	vehicles
	Land and	and	course of	and office
	buildings	machinery	construction	equipment	Total
	£m	£m	£m	£m	£m

Cost at 1 April 2004	858	28,967	1,129	797	31,751
Exchange adjustments	(13)	(202)	(2)	(1)	(218)
Acquisition of Group undertakings	29	584	–	5	618
Additions	32	808	980	7	1,827
Disposals	(34)	(117)	–	(22)	(173)
Reclassifications	39	776	(838)	23	–

Cost at 31 March 2005	911	30,816	1,269	809	33,805
Exchange adjustments	35	555	12	1	603
Additions	65	588	1,339	101	2,093
Disposal of Group undertakings	(30)	(6,976)	(9)	(253)	(7,268)
Disposals	(25)	(128)	–	(18)	(171)
Reclassifications	18	847	(895)	37	7

Cost at 31 March 2006	974	25,702	1,716	677	29,069

Depreciation at 1 April 2004	276	9,634	–	526	10,436
Exchange adjustments	(3)	(73)	–	(1)	(77)
Depreciation charge for the year (i)	19	846	–	85	950
Impairment charge	2	–	–	–	2
Disposals	(12)	(121)	–	(18)	(151)

Depreciation at 31 March 2005	282	10,286	–	592	11,160
Exchange adjustments	7	200	–	–	207
Depreciation charge for the year (i)	17	816	–	75	908
Disposal of Group undertakings	(13)	(1,781)	–	(200)	(1,994)
Disposals	(9)	(121)	–	(17)	(147)

Depreciation at 31 March 2006	284	9,400	–	450	10,134

Net book value at 31 March 2006	690	16,302	1,716	227	18,935

Net book value at 31 March 2005	629	20,530	1,269	217	22,645

(i)	Includes amounts in respect of discontinued operations of £13m (2005: £176m).
The net book value of land and buildings comprised:

	2006	2005
	£m	£m

Freehold	649	590
Long leasehold (over 50 years)	13	12
Short leasehold (under 50 years)	28	27

	690	629

The cost of property, plant and equipment at 31 March 2006 included £504m (2005: £449m) relating to interest capitalised.
Included within trade and other payables and other non-current liabilities at 31 March 2006 are contributions to the cost of property, plant and equipment amounting to £31m (2005: £53m) and £1,018m (2005: £1,150m) respectively.
During the course of the year, some of our businesses have reviewed the useful lives of some of their assets. These changes have resulted in a net reduction in the depreciation charge of £17m.
The carrying value of property, plant and equipment which is carried at deemed cost within plant and machinery at the date of transition to IFRS on 1 April 2004 amounted to £152m.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 19 and 20	127
19. Investments in joint ventures

£m

At 1 April 2004	19
Disposals	5
Share of retained loss	(2)
Dividends received	(5)

At 31 March 2005	17
Exchange adjustments	2
Disposals	(2)
Share of retained profit	3
Dividends received	(2)
Impairment provision written back	13
Reclassification as asset held for sale	(19)

At 31 March 2006	12

The names of the principal Group undertakings and joint ventures are included in note 36.
20. Deferred tax assets and liabilities
The following are the major deferred tax assets and liabilities recognised by the Group, and the movements thereon, during the current and prior reporting periods:
Deferred tax (assets)/liabilities

			Pensions
			and other
	Accelerated	Employee	post-		Other net
	tax	share	retirement	Mark-to-	temporary
	depreciation	options	benefits	market	differences	Total
	£m	£m	£m	£m	£m	£m

Deferred tax assets at 1 April 2004	–	(8)	(684)	–	(1,087)	(1,779)
Deferred tax liabilities at 1 April 2004	3,939	–	127	–	77	4,143

At 1 April 2004	3,939	(8)	(557)	–	(1,010)	2,364
Exchange adjustments	(21)	–	9	–	29	17
Charged/(credited) to income statement	111	(6)	20	–	219	344
Charged/(credited) to equity	–	(4)	66	–	–	62
Acquisition of Group undertakings	69	–	–	–	44	113
Other	–	–	–	–	(29)	(29)

At 31 March 2005	4,098	(18)	(462)	–	(747)	2,871

Deferred tax assets at 31 March 2005	–	(18)	(462)	–	(931)	(1,411)
Deferred tax liabilities at 31 March 2005	4,098	–	–	–	184	4,282

At 31 March 2005	4,098	(18)	(462)	–	(747)	2,871
First time adoption of IAS 39	–	–	–	38	(54)	(16)

At 1 April 2005	4,098	(18)	(462)	38	(801)	2,855
Exchange adjustments	60	–	(10)	–	(72)	(22)
Charged/(credited) to income statement	31	(3)	25	(4)	130	179
Charged/(credited) to equity	–	(7)	62	(20)	1	36
Disposal of Group undertakings	(1,068)	–	–	–	9	(1,059)
Other	–	–	(12)	–	25	13

At 31 March 2006	3,121	(28)	(397)	14	(708)	2,002

Deferred tax assets at 31 March 2006	(5)	(28)	(397)	(6)	(835)	(1,271)
Deferred tax liabilities at 31 March 2006	3,126	–	–	20	127	3,273

	3,121	(28)	(397)	14	(708)	2,002

Deferred tax charged/(credited) to income statement includes £49m (2005: £49m) reported within profits for the year from discontinued operations.
Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is intention to settle the balances net. The following is an analysis of the deferred tax balances (after offset) for balance sheet purposes:

	2006	2005
	£m	£m

Deferred tax liabilities	2,161	3,189
Deferred tax assets	(159)	(318)

	2,002	2,871

At the balance sheet date there were no material current deferred tax assets or liabilities.

128	Group Financial Statements Notes 20 (continued), 21 and 22	Annual Report and Accounts 2005/06 National Grid
20. Deferred tax assets and liabilities (continued)
Deferred tax assets in respect of capital losses, non-trade deficits, trading losses and pre-trading expenditure have not been recognised as their future recovery is uncertain or not currently anticipated. The deferred tax assets not recognised are as follows:

	2006	2005
	£m	£m

Capital losses	338	304
Non-trade deficits	166	166
Trading losses	17	17
Pre-trading expenditure	9	6

The capital losses, non-trade deficits, trading losses and pre-trading expenditure are available to carry forward indefinitely. The capital losses can be offset against specific types of future capital gains, non-trade deficits against specific future non-trade profits and the trading losses and pre-trading expenditure against specific future trading profits.
The aggregate amount of temporary differences associated with the unremitted earnings of overseas subsidiaries and joint ventures for which deferred tax liabilities have not been recognised at the balance sheet date is approximately £546m. No liability is recognised in respect of the differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
21. Other non-current receivables

	2006	2005
	£m	£m

Lease debtors	23	31
Prepayments	7	7
Other debtors	8	58

	38	96

22. Financial investments

	2006	2005
	£m	£m

Non-current
Available-for-sale investments	83	65
Loans and receivables	6	8
Other financial investments at fair value through the income statement	59	58

	148	131

	2006	2005
	£m	£m

Current
Available-for-sale investments	254	–
Loans and receivables	130	398

	384	398

Available-for-sale investments and other financial investments at fair value through the income statement are recorded at fair value as at 31 March 2006 and at cost as at 31 March 2005.
There is no significant interest rate or currency rate risk on financial investments.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 23	129
23. Financial instruments
The Group’s treasury policy, described on pages 57 to 59, includes details of the objectives, policies and strategies of the Group associated with financial instruments.
The Group’s counterparty exposure under derivative financial contracts at 31 March 2006 was £524m (2005: £671m).
As at 31 March 2006, the Group had a number of exposures to individual counterparties. In accordance with Group Treasury policies and exposure management practices, counterparty credit exposure limits are continually monitored and adhered to, and no individual exposure is considered as significant in the context of the ordinary course of the Group’s treasury management activity.
Collateral agreements exist with certain counterparties. The amount of cash posted with the Group and by the Group was £240m and £20m respectively as at 31 March 2006.
Book and fair values of financial instruments at 31 March

	2006		2005
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Borrowings	(13,126)	(13,757)	(14,290)	(15,646)
Cash and cash equivalents	1,452	1,452	272	272
Bank overdrafts	(3)	(3)	(18)	(18)
Financial investments
Available-for-sale	337	337	65	69
Other financial investments through the income statement	59	59	58	58
Loans and receivables	136	136	406	406
Trade and other receivables
Loans and receivables	1,006	1,005	709	709
Assets held for sale	19	19	–	–
Trade and other payables	(1,906)	(1,891)	(1,905)	(1,905)
Derivative financial assets	665	665	–	725
Derivative financial liabilities	(222)	(222)	–	(182)
Commodity contract liabilities	(488)	(488)	(471)	(471)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates. Due to their short maturities, the fair value of short-term receivables and payables approximates to their book value.

130	Group Financial Statements Note 23 (continued)	Annual Report and Accounts 2005/06 National Grid
23. Financial instruments (continued)
Currency and interest rate composition of financial liabilities
The following table sets out the carrying amount, by contractual maturity, of the Group’s non-derivative financial instruments that are exposed to interest rate risks before taking into account currency and interest rate swaps:
At 31 March 2006

						More than
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Fixed rate	£m	£m	£m	£m	£m	£m	£m

Liabilities
Other bonds
Sterling	(285)	(229)	(212)	(294)	(248)	(1,915)	(3,183)
Euro	(1,206)	(12)	(775)	(205)	–	(1,796)	(3,994)
US dollar	(392)	(121)	(37)	(363)	(3)	(621)	(1,537)
Other	(49)	–	(207)	(7)	(10)	(217)	(490)

Other loans
Sterling	(55)	–	–	–	–	–	(55)
US dollar	–	–	–	–	–	(24)	(24)

Bank loans
Sterling	(37)	–	–	–	–	–	(37)

Finance leases
Sterling	(4)	(2)	(1)	(1)	–	–	(8)

	(2,028)	(364)	(1,232)	(870)	(261)	(4,573)	(9,328)

						More than
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	Total
Floating rate	£m	£m	£m	£m	£m	£m	£m

Liabilities
Other bonds
Sterling (i)	(25)	–	(39)	(214)	–	(1,391)	(1,669)
Euro	–	(29)	–	–	–	–	(29)
US dollar	(13)	(6)	(11)	–	–	(588)	(618)
Other	(12)	–	–	–	(27)	(20)	(59)

Other loans
Sterling	(70)	–	–	–	–	–	(70)

Bank loans
Sterling	(64)	–	–	–	–	(550)	(614)
US dollar	(176)	–	–	–	–	–	(176)
Other	(441)	–	–	–	–	–	(441)

Finance leases
US dollar	(10)	(5)	(6)	(6)	(6)	(89)	(122)

Bank overdraft
Sterling	(3)	–	–	–	–	–	(3)

	(814)	(40)	(56)	(220)	(33)	(2,638)	(3,801)

(i)	Includes bonds linked to the retail price index.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 23 (continued)	131
23. Financial instruments (continued)
Liquidity analysis
The following is an analysis of contractual cash flows payable by National Grid under financial liabilities by remaining contractual maturities at the balance sheet date:

	Due within 1 year			Due between 1 and 2 years
	Fixed	Floating		Fixed	Floating
	interest	interest	Repayment	interest	interest	Repayment
	£m	£m	£m	£m	£m	£m

Non derivative financial liabilities
Other bonds	(483)	(40)	(1,778)	(436)	(40)	(404)
Other loans	–	(10)	(55)	–	–	–
Bank loans	–	(39)	(736)	–	(27)	–
Finance lease liabilities	–	(6)	(14)	–	(6)	(5)
Other non-interest bearing liabilities	–	–	(1,582)	–	–	(324)

	(483)	(95)	(4,165)	(436)	(73)	(733)

Derivative liabilities (net)
Cross currency interest rate swaps	(17)	(5)	(32)	(17)	–	(1)
Foreign exchange forward contracts	–	–	(3)	–	–	–
Interest rate swaps	(9)	(11)	–	(7)	(8)	–
Commodity contracts	–	–	(174)	–	–	(169)

	(26)	(16)	(209)	(24)	(8)	(170)

Derivative assets (net)
Cross currency interest rate swaps	2	(4)	194	(5)	–	(4)
Foreign exchange forwards	–	–	2	–	–	1
Interest rate swaps	3	4	–	2	4	–

	5	–	196	(3)	4	(3)

Total at 31 March 2006	(504)	(111)	(4,178)	(463)	(77)	(906)

	Due between 2 and 3 years			Due 3 years and beyond
	Fixed	Floating		Fixed	Floating
	interest	interest	Repayment	interest	interest	Repayment
	£m	£m	£m	£m	£m	£m

Non derivative financial liabilities
Other bonds	(384)	(38)	(1,317)	(3,835)	(49)	(8,303)
Other loans	–	–	–	–	–	(94)
Bank loans	–	(27)	–	–	(111)	(551)
Finance lease liabilities	–	(6)	(6)	–	(6)	(105)
Other non-interest bearing liabilities	–	–	–	–	–	–

	(384)	(71)	(1,323)	(3,835)	(166)	(9,053)

Derivative liabilities (net)
Cross currency interest rate swaps	(14)	–	1	(94)	–	(50)
Foreign exchange forwards	–	–	–	–	–	–
Interest rate swaps	4	(8)	–	(8)	(31)	–
Commodity contracts	–	–	(50)	–	–	(95)

	(10)	(8)	(49)	(102)	(31)	(145)

Derivative assets (net)
Cross currency interest rate swaps	(2)	–	54	(22)	(7)	272
Foreign exchange forwards	–	–	–	–	–	–
Interest rate swaps	1	3	–	121	33	–

	(1)	3	54	99	26	272

Total at 31 March 2006	(395)	(76)	(1,318)	(3,838)	(171)	(8,926)

Sensitivity analysis at 31 March 2006
Financial instruments affected by market risk include borrowings, deposits, derivative financial instruments and commodity contracts. The following analysis, required by IFRS 7, is intended to illustrate the sensitivity to changes in market variables, being UK and US interest rates and the US dollar to sterling exchange rate on our financial instruments. We have excluded from this analysis the impact of movements in market variables on the carrying value of our commodity contracts as we are able to recover the costs of these contracts from customers in future periods.
The analysis also excludes the impact of movements in market variables on the carrying value of pension and other post-retirement obligations, provisions and on the assets and liabilities of overseas subsidiaries (other than financial instruments).

132	Group Financial Statements Note 23 (continued)	Annual Report and Accounts 2005/06 National Grid
23. Financial instruments (continued)
The sensitivity analysis has been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives portfolio and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place at 31 March 2006. As a consequence, this sensitivity analysis relates to the position as at 31 March 2006 and is not representative of the year then ended as all of these varied during the course of 2005/06.
The following assumptions were made in calculating the sensitivity analysis:
■	the sensitivity to interest rates relates only to derivative financial instruments, as debt and deposits are carried at amortised cost and so their carrying value does not change as interest rates move;
■	the sensitivity of accrued interest to movements in interest rates is calculated on net floating rate exposures on debt, deposits and derivative instruments with no sensitivity assumed for RPI-linked debt;
■	changes in the carrying value of derivatives from movements in interest rates designated as cash flow hedges are assumed to be recorded fully within equity;
■	changes in the carrying value of derivative financial instruments designated as fair value hedges from movements in interest rates have an immaterial effect on the income statement and equity due to compensating adjustments in the carrying value of debt;
■	changes in the carrying value of derivative financial instruments designated as net investment hedges from movements in interest rates are recorded in the income statement designated using the spot rather than the forward translation method;
■	changes in the carrying value of derivative financial instruments designated as net investments from movements in the US dollar to sterling exchange rate are recorded directly in equity;
■	changes in the carrying value of derivative financial instruments not in hedging relationships only affect the income statement;
■	all other changes in the carrying value of derivative financial instruments designated as hedges are fully effective with no impact on the income statement;
■	debt with a maturity below one year is floating rate for the accrued interest part of the calculation; and
■	the floating leg of any swap or any floating rate debt is treated as not having any interest rate already set, therefore a change in interest rates affects a full twelve month period for the accrued interest portion of the sensitivity calculations.
Using the above assumptions, the following table shows the illustrative effect on the income statement and equity that would result from movements in changes in UK and US interest rates and in the US dollar to sterling exchange rate.

	Income
	statement	Equity
	+/- £m	+/- £m

UK interest rates +/- 0.10%	14	14
US interest rates +/- 0.10%	6	2
US dollar exchange rate +/- 10%	52	228

Derivative financial instruments
The Group’s hedging policies are set out on page 58. The Group has entered into a number of derivative financial instruments as detailed below, which are designated as follows:
Fair value hedges
The Group maintains interest rate and currency swap contracts as fair value hedges of the interest rate and currency risk on fixed rate debt issued by the Group. Change in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within interest expense and other finance costs. The gain or loss relating to the ineffective portion is recognised in the income statement within net (losses)/gains on derivative financial instruments. Changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised in the income statement within interest expense and other finance costs.
If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount is amortised to the income statement under the effective interest rate method.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 23 (continued)	133
23. Financial instruments (continued)
Cash flow hedges
The Group maintains interest rate swaps and cross currency swaps that qualify for hedge accounting as designated cash flow hedges relating to future interest payments on debt. The revaluation of these swaps is included in the cash flow hedge reserve and is recycled to the income statement as the interest charge relating to the debt is recorded.
The Group uses forward foreign currency contracts to hedge anticipated and committed future purchases. Where designated, these contracts qualify for hedge accounting and are designated as cash flow hedges. When the underlying purchase is recorded, the associated gains and losses deferred in equity are removed and included in the initial cost of the asset.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.
Net investment hedges
The Group uses US dollar borrowings, cross currency swaps and forward currency contracts as instruments to hedge the net investment in the Group’s US based subsidiaries.
The cross currency swaps and forward foreign currency contracts are hedge accounted using the spot to spot method. The foreign exchange gain/(loss) on retranslation of the debt and the spot to spot movements on the cross currency swaps and forward currency contracts are transferred to equity to offset (losses)/gains on translation of the net investment in the Group’s US based subsidiaries.
Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.
Derivatives not in a formal hedge relationship
The Group’s policy is not to use derivatives for trading purposes, however due to the complex nature of hedge accounting under IAS 39 some derivatives may not qualify for hedge accounting, or are specifically not designated as a hedge where natural offset is appropriate.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within net (losses)/gains on derivative financial instruments.
The maturity of derivative assets and liabilities measured at fair value at 31 March 2006 can be analysed as follows:

							Total
	Maturity					Maturity	fair
	within	Maturity	Maturity	Maturity	Maturity	over	value
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	2006
	£m	£m	£m	£m	£m	£m	£m

Derivative financial assets
Interest rate swaps	73	–	4	1	–	135	213
Cross currency swaps	238	3	52	17	1	138	449
Foreign exchange forward contracts	3	–	–	–	–	–	3

Total at 31 March 2006	314	3	56	18	1	273	665

Derivative financial liabilities
Interest rate swaps	(42)	–	(4)	(5)	(1)	(31)	(83)
Cross currency swaps	(47)	(1)	(2)	(1)	–	(85)	(136)
Foreign exchange forward contracts	(3)	–	–	–	–	–	(3)

	(92)	(1)	(6)	(6)	(1)	(116)	(222)
Commodity contract liabilities	(174)	(169)	(50)	(15)	(13)	(67)	(488)

Total at 31 March 2006	(266)	(170)	(56)	(21)	(14)	(183)	(710)

The notional amounts of the above derivatives and commodity contract liabilities can be analysed as follows:

							Total
	Maturity					Maturity	fair
	within	Maturity	Maturity	Maturity	Maturity	over	value
	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years	2006
	£m	£m	£m	£m	£m	£m	£m

Derivative financial assets
Interest rate swaps	1,196	65	475	117	–	1,844	3,697
Cross currency swaps	1,254	35	1,109	189	26	2,322	4,935
Foreign exchange forward contracts	46	19	–	–	–	–	65

Total at 31 March 2006	2,496	119	1,584	306	26	4,166	8,697

Derivative financial liabilities
Interest rate swaps	1,534	50	370	378	86	1,037	3,455
Cross currency swaps	864	7	160	8	10	1,087	2,136
Foreign exchange forward contracts	(47)	(11)	(20)	–	–	–	(78)

Total at 31 March 2006	2,351	46	510	386	96	2,124	5,513

134	Group Financial Statements Note 23 (continued)	Annual Report and Accounts 2005/06 National Grid
23. Financial instruments (continued)
Commodity contract liabilities of £488m include electricity swaps with notional quantities totalling 9,223,107 MWh. Other commodity contract liabilities, relating to power purchase commitments over periods of two to twelve years, do not have specified notional quantities. Commodity contracts are described in more detail on pages 59 and 60.

	Assets		Liabilities
		Notional		Notional
	Fair value	amount	Fair value	amount
At 31 March 2006	£m	£m	£m	£m

Fair value hedge derivative instruments
Interest rate swaps	92	(1,408)	(9)	(908)
Cross currency swaps	146	(1,453)	(72)	(755)
Forward foreign currency contracts	–	–	–	–

	238	(2,861)	(81)	(1,663)

Cash flow hedge derivative instruments
Interest rate swaps	80	(436)	(16)	(685)
Cross currency swaps	112	(1,745)	(22)	(804)
Forward foreign currency contracts	3	(78)	(3)	24

	195	(2,259)	(41)	(1,465)

Net investment hedge derivative instruments
Interest rate swaps	19	(904)	(16)	(525)
Cross currency swaps	191	(1,735)	(40)	(565)
Forward foreign currency contracts	–	37	–	27

	210	(2,602)	(56)	(1,063)

Other derivative instruments
Interest rate swaps	22	(949)	(42)	(1,337)
Cross currency swaps	–	(2)	(2)	(12)
Forward foreign currency contracts	–	(24)	–	27
Commodities instruments	–	–	(488)	(488)

	22	(975)	(532)	(1,810)

Total	665	(8,697)	(710)	(6,001)

Analysed as follows:
Current	314	(2,496)	(266)	(2,351)
Non-current	351	(6,201)	(444)	(3,650)

	665	(8,697)	(710)	(6,001)

Gains and losses recognised in cash flow hedge reserve (note 32) on interest rate swap contracts as of 31 March 2006 will be continuously released to the income statement until the bank borrowings are repaid (note 27).
The amount of cash flow hedge reserve due to be released from reserves to the income statement within the next year is £20m, with the remaining amount due to be released with the same maturity profile as borrowings in note 27.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 23 (continued)	135
23. Financial instruments (continued)
Financial instruments disclosures for the year ended 31 March 2005
The following information for 2005 shows certain of the disclosures required by UK GAAP (FRS 13 ‘Derivatives and other Financial Instruments: Disclosures’).
Gains and losses on hedges for year ended 31 March 2005

	Unrecognised	Unrecognised	Unrecognised	Deferred	Deferred	Deferred
	gains	losses	net gain	gains	losses net	(loss)/gain
	£m	£m	£m	£m	£m	£m

Gains/(losses) on hedges at 1 April 2004	430	(326)	104	131	(82)	49
(Gains)/losses arising in previous years recognised in the year	(25)	23	(2)	(19)	10	(9)

Gains/(losses) arising in previous years not recognised in the year	405	(303)	102	112	(72)	40
Gains/(losses) arising in the year	(64)	36	(28)	36	(8)	28

Gains/(losses) on hedges at 31 March 2005	341	(267)	74	148	(80)	68

Of which:
Gains/(losses) expected to be recognised within one year	12	(7)	5	25	(14)	11
Gains/(losses) expected to be recognised after one year	329	(260)	69	123	(66)	57

Currency and interest rate composition of financial assets and liabilities at 31 March 2005
The currency and interest rate composition of the Group’s financial assets are shown in the table below after taking into account currency and interest rate swaps:

				Fixed rate assets
						Weighted
						average
		Non-			Weighted	period
		interest	Variable		average	for which
	Total	bearing	rate	Fixed rate	interest rate	rate is fixed
	£m	£m	£m	£m	%	years

At 31 March 2005
Sterling	455	–	455	–	–	–
US dollars	189	–	189	–	–	–
Other currencies	26	–	26	–	–	–

Cash and investments	670	–	670	–	–	–
Other financial assets (sterling)	41	–	–	41	11.50	4.1
Other financial assets (US dollars)	72	27	9	36	5.18	13.2

	783	27	679	77	8.54	8.4

The notional amounts relating to financial instruments held to manage interest rate and currency profiles for interest rate swaps and forward rate agreements, foreign currency contracts and cross currency swaps at 31 March 2005 amounted to £7,420m and £8,017m respectively.
Cash and investments earned interest at local prevailing rates for maturity periods generally not exceeding 12 months, and included listed investments with a cost of £242m and market value of £245m. Other financial assets at 31 March 2005 related to a net investment in a finance lease of £41m, fixed asset investments of £36m, forward foreign currency contracts of £9m, equities of £16m and mutual funds of £11m.

			Fixed rate assets
					Weighted
					average
				Weighted	period
		Variable		average	for which
	Total	rate	Fixed rate	interest rate	rate is fixed
	£m	£m	£m	%	years

At 31 March 2005
Sterling	9,639	6,656	2,983	6.31	9.4
US dollars	4,580	1,814	2,766	6.11	5.3

Borrowings	14,219	8,470	5,749	6.21	7.4
Other financial liabilities (sterling)	61	61	–	–	–
Other financial liabilities (US dollars)	501	479	22	4.11	–

	14,781	9,010	5,771	6.20	7.4

136	Group Financial Statements Notes 23 (continued), 24 and 25	Annual Report and Accounts 2005/06 National Grid
23. Financial instruments (continued)
Maturity of financial assets and liabilities at 31 March 2005
The maturity profile of the Group’s financial assets and liabilities are shown in the table below after taking into account currency and interest rate swaps:

	Assets	Liabilities
	£m	£m

Within one year	687	3,328
In more than one year, but not more than two years	12	2,171
In more than two years, but not more than three years	11	618
In more than three years, but not more than four years	12	1,316
In more than four years, but not more than five years	4	1,316
In more than five years	57	6,032

	783	14,781

At 31 March 2005 the weighted average interest rate on short-term borrowings of £3,256m was 4.6%.
Foreign exchange forward contracts held to manage the currency mix of the Group’s borrowings portfolio comprising a £463m forward sale of US dollars have not been adjusted in the table above.
Other sterling financial liabilities at 31 March 2005 comprised onerous leases of £61m.
Other US dollar financial liabilities at 31 March 2005 comprised index-linked energy swap contracts of £327m, purchased power obligations of £144m, non-equity minority interests of £22m, onerous leases of £6m, forward currency contracts of £2m, and interest rate swaps of £nil which were shown at fair value as they are no longer considered a hedge.
Substantially all the variable rate borrowings are subject to interest rates which fluctuate with LIBOR for the appropriate currency at differing premiums or, in the case of certain US companies, are based on the market rate for tax-exempt commercial paper.
In calculating the weighted average number of years for which interest rates are fixed, swaps which are cancellable at the option of the swap provider are assumed to have a life based on the earliest date at which they can be cancelled.
24. Inventories

	2006	2005
	£m	£m

Raw materials and consumables	62	60
Work in progress	22	27
Fuel stocks	24	14

	108	101

The Group consumed £58m of inventories during the year (2005: £56m). The above table includes £4m provision for obsolescence as at 31 March 2006 (2005: £5m).
25. Trade and other receivables

	2006	2005
	£m	£m

Trade receivables	838	553
Other receivables	137	67
Prepayments and accrued income	525	573
Asset held for sale	19	–

	1,519	1,193

The carrying amounts of the Group’s trade and other receivables are denominated in sterling £687m and US dollars £832m.
On 22 February 2006 a Group subsidiary undertaking entered into an agreement for the sale of the Group’s interest in a joint venture, Copperbelt Energy Corporation plc. It is expected that this sale will be completed during 2006/07 and as a result the joint venture investment has been reclassified as an asset held for sale.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 25 (continued), 26 and 27	137
25. Trade and other receivables (continued)
Provision for impairment of receivables

£m

At 1 April 2004	128
Exchange adjustments	(3)
Charge for the year	42
Uncollectable amounts written off net of recoveries	(34)

At 31 March 2005	133
Exchange adjustments	(9)
Charge for the year	24
Uncollectable amounts written off net of recoveries	(41)

At 31 March 2006	107

26. Cash and cash equivalents

	2006	2005
	£m	£m

Cash at bank and in hand	46	100
Short-term deposits	1,406	172

Cash and cash equivalents	1,452	272

Bank overdrafts	(3)	(18)

Net cash and cash equivalents	1,449	254

Net cash and cash equivalents at 31 March 2006 include £350m held in US dollars and £12m held in euros, converted into sterling at the Group’s year end exchange rates.
National Grid USA and its public utility subsidiaries, all consolidated subsidiaries of the Group, are subject to restrictions on the payment of dividends by administrative order and contract. At 31 March 2006 £46m of cash and cash equivalents were restricted.
27. Borrowings
The following table analyses the Group’s total borrowings, excluding bank overdrafts:

	2006	2005
	£m	£m

Current:
Bank loans	717	402
Commercial paper	–	1,469
Other bonds	1,983	1,348
Finance leases	14	5
Other loans	125	19

	2,839	3,243

Non-current:
Bank loans	550	910
Other bonds	9,598	10,043
Finance leases	115	62
Other loans	24	32

	10,287	11,047

Total borrowings	13,126	14,290

	2006	2005
	£m	£m

Total borrowings are repayable as follows:
In one year or less	2,839	3,243
In more than one year, but not more than two years	404	2,004
In more than two years, but not more than three years	1,288	467
In more than three years, but not more than four years	1,090	1,213
In more than four years, but not more than five years	294	1,293
In more than five years:
by instalments	131	35
other than by instalments	7,080	6,035

	13,126	14,290

Charges over property, plant and other assets of the Group were provided as collateral over borrowings totalling £607m at 31 March 2006 (2005: £729m).
The notional amount outstanding of the Group’s debt portfolio at 31 March 2006 was £13,230m (2005: £14,564m).
Included in current bank loans is £240m in respect of cash posted with the Group under collateral agreements.

138	Group Financial Statements Note 27 (continued)	Annual Report and Accounts 2005/06 National Grid
27. Borrowings (continued)
The principal items included within Other bonds are listed below. Unless otherwise indicated, these instruments were outstanding at both 31 March 2006 and 31 March 2005.

Issuer	Description of instrument (notional amount)

British Transco Finance (No5) Limited (i)	GBP 115 million Floating Rate Instruments due 2006
British Transco Finance Inc.	USD 300 million 6.625% Fixed Rate Instruments due 2018
British Transco International Finance BV	USD 350 million 7.0% Fixed Rate Instruments due 2006
British Transco International Finance BV	FRF 2,000 million 5.125% Fixed Rate Instruments due 2009
British Transco International Finance BV	USD 1,500 million Zero Coupon Bond due 2021
National Grid Electricity Transmission plc (i)	GBP 240 million 8.0% Fixed Rate Instruments due 2006
National Grid Electricity Transmission plc	EUR 600 million 4.125% Fixed Rate Instruments due 2008
National Grid Electricity Transmission plc	GBP 250 million 4.75% Fixed Rate Instruments due 2010
National Grid Electricity Transmission plc	GBP 300 million 2.983% Guaranteed Retail Price Index-Linked Instruments due 2018
National Grid Electricity Transmission plc	GBP 220 million 3.806% Retail Price Index-Linked Instruments due 2020
National Grid Electricity Transmission plc	GBP 450 million 5.875% Fixed Rate Instruments due 2024
National Grid Electricity Transmission plc	GBP 360 million 6.5% Fixed Rate Instruments due 2028
National Grid Electricity Transmission plc	GBP 70 million 3.589% Limited Retail Price Index-Linked Instruments due 2030
National Grid Electricity Transmission plc	GBP 50 million 2.817% Guaranteed Limited Retail Price Index-Linked Instruments due 2032
National Grid Electricity Transmission plc	GBP 75 million 5.0% Fixed Rate Instruments due 2035
National Grid Electricity Transmission plc (ii)	GBP 50 million 2.2280% Retail Price Index-Linked Instruments due 2035
National Grid Electricity Transmission plc (ii)	GBP 75 million 2.0353% Retail Price Index-Linked Instruments due 2035
National Grid Electricity Transmission plc (ii)	GBP 50 million 1.8204% Retail Price Index-Linked Instruments due 2035
National Grid plc (i)	EUR 200 million Floating Rate Instruments due 2005
National Grid plc (i)	EUR 500 million Floating Rate Instruments due 2006
National Grid plc	EUR 500 million 3.75% Fixed Rate Instruments due 2008
National Grid plc (ii)	EUR 750 million 4.125% Fixed Rate Instruments due 2013
National Grid plc	EUR 600 million 5.0% Fixed Rate Instruments due 2018
National Grid plc	EUR 500 million 4.375% Fixed Rate Instruments due 2020
New England Power Company	USD 135.85 million Tax Exempt Pollution Control Revenue Bonds, Variable Rate due 2020
New England Power Company	USD 106.15 million Tax Exempt Pollution Control Revenue Bonds, Variable Rate due 2022
NGG Finance plc	EUR 1,250 million 5.25% Fixed Rate Instruments due 2006
NGG Finance plc	EUR 750 million 6.125% Fixed Rate Instruments due 2011
Niagara Mohawk Power Corporation (i)	USD 110 million 6.625% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation (i)	USD 400 million 7.625% Senior Notes due 2005
Niagara Mohawk Power Corporation (i)	USD 150 million 9.75% Taxable First Mortgage Bonds due 2005
Niagara Mohawk Power Corporation	USD 275 million 7.75% Taxable First Mortgage Bonds due 2006
Niagara Mohawk Power Corporation	USD 200 million 8.875% Senior Notes due 2007
Niagara Mohawk Power Corporation	USD 600 million 7.75% Senior Notes due 2008
Niagara Mohawk Power Corporation	USD 115.71 million 7.2% Tax-Exempt First Mortgage Bonds due 2029 (iii)
National Grid Gas Holdings plc	GBP 503.078 million Floating Rate Instruments due 2009
National Grid Gas Holdings plc	GBP 503.078 million 4.1875% Index-Linked Instruments due 2022
National Grid Gas Holdings plc	GBP 503.078 million 7.0% Fixed Rate Instruments due 2024
National Grid Gas plc	EUR 650 million 5.25% Fixed Rate Instruments due 2006
National Grid Gas plc	GBP 250 million 6.125% Fixed Rate Instruments due 2006
National Grid Gas plc	GBP 300 million 5.625% Fixed Rate Instruments due 2007
National Grid Gas plc	GBP 250 million 8.875% Fixed Rate Instruments due 2008
National Grid Gas plc	AUD 500 million 7.0% Fixed Rate Instruments due 2008
National Grid Gas plc	GBP 300 million 5.375% Fixed Rate Instruments due 2009
National Grid Gas plc	GBP 300 million 6.0% Fixed Rate Instruments due 2017
National Grid Gas plc	GBP 275 million 8.75% Fixed Rate Instruments due 2025
National Grid Gas plc	GBP 50 million 6.2% Fixed Rate Instruments due 2028

(i)	Matured during the year ended 31 March 2006
(ii)	Issued during the year ended 31 March 2006
(iii)	Refinanced and initially issued in auction rate mode during year ended 31 March 2005
The First Mortgage Bonds are secured against the assets of the Niagara Mohawk Power Corp.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 27 (continued), 28 and 29	139
27. Borrowings (continued)
Borrowing facilities
At 31 March 2006, the Group had bilateral committed credit facilities of £1,540m (2005: £1,985m), of which £1,540m (2005: £1,985m) were undrawn. The Group also had committed credit facilities from syndicates of banks of £1,543m at 31 March 2006 (2005: £1,437m), of which £1,304m (2005: £1,237m) were undrawn. An analysis of the maturity of these undrawn committed facilities is shown below:
Undrawn committed borrowing facilities

	2006	2005
	£m	£m

Expiring:
In one year or less	963	3,165
In more than one year, but not more than two years	200	57
In more than two years	1,681	–

	2,844	3,222

Of the unused facilities at 31 March 2006 £2,232m (2005: £2,805m) was held as back-up to commercial paper and similar borrowings. The remainder was available as additional back-up to commercial paper and for other general corporate purposes.
28. Trade and other payables

	2006	2005
	£m	£m

Trade payables	1,313	1,111
Commodity contract liabilities	174	153
Social security and other taxes	147	219
Other payables	269	512
Deferred income	192	342

	2,095	2,337

Other payables at 31 March 2005 included interest payable of £255m. In 2006, interest payable is included in borrowings in accordance with IAS 39.
29. Other non-current liabilities

	2006	2005
	£m	£m

Commodity contract liabilities	314	318
Other payables	324	282
Deferred income	1,081	1,829

	1,719	2,429

Commodity contract liabilities
Commodity contract liabilities are contracts for the purchase of electricity and gas, or derivative commodity instruments, which are carried at fair value in the balance sheet. They comprise purchased power obligations, index-linked swap contracts and New York Mercantile Exchange (‘NYMEX’) gas and electricity futures that do not qualify as hedges of future sales.
Under our rate plans in the US, payments made under these contracts are recovered from customers.

140	Group Financial Statements Note 30	Annual Report and Accounts 2005/06 National Grid
30. Provisions

						Total
	Decommissioning	Environmental	Emissions	Restructuring	Other	provisions
	£m	£m	£m	£m	£m	£m

At 1 April 2004	131	428	–	61	93	713
Exchange adjustments	(4)	(6)	–	–	–	(10)
Acquisition of a Group undertaking	1	–	–	–	8	9
Additions	–	107	4	142	7	260
Unwinding of discount	5	9	–	–	–	14
Unused amounts reversed	(2)	–	–	–	(4)	(6)
Utilised	(26)	(47)	–	(113)	(3)	(189)

At 31 March 2005	105	491	4	90	101	791
Exchange adjustments	9	19	–	–	–	28
Disposal of Group undertakings	–	(44)	–	–	(22)	(66)
Additions	18	3	19	35	70	145
Reclassification	24	–	–	–	5	29
Unwinding of discount	3	15	–	–	–	18
Utilised	(32)	(55)	–	(50)	(37)	(174)

At 31 March 2006	127	429	23	75	117	771

Provisions have been analysed as current and non-current as follows:

	2006	2005
	£m	£m

Current	235	273
Non-current	536	518

	771	791

Decommissioning provision
The decommissioning provision of £127m at 31 March 2006 primarily represents the net present value of the estimated expenditure (discounted at a nominal rate of 5.5%) expected to be incurred in respect of the decommissioning of certain nuclear generating units. It also includes £16m relating to the decommissioning of Wireless infrastructure-related analogue signal assets and £8m relating to other asset retirement obligations. Expenditure is expected to be incurred between 2007 and 2012. Additions in the year include £1m in respect of a change in the discount rate.
Environmental provision
The environmental provision represents the estimated environmental restoration and remediation costs relating to a number of sites owned and managed by the Group.
At 31 March 2006, £193m (2005: £262m) of the environmental provision represents the net present value of the estimated statutory decontamination costs of old gas manufacturing sites in the UK (discounted using a nominal rate of 5.25%). The anticipated timing of the cash flows for statutory decontamination cannot be predicted with certainty, but they are expected to be incurred over the period 2007 to 2057 with some 69% of the spend projected to be spent over the next five years.
There are a number of uncertainties that affect the calculation of the provision for UK gas site decontamination, including the impact of regulation, the accuracy of the site surveys, unexpected contaminants, transportation costs, the impact of alternative technologies and changes in the discount rate. The Group has made its best estimate of the financial effect of these uncertainties in the calculation of the provision, but future material changes in any of the assumptions could materially impact on the calculation of the provision and hence the income statement.
The undiscounted amount of the provision at 31 March 2006 relating to UK gas site decontamination is £239m (2005: £340m), being the undiscounted best estimate of the liability having regard to the uncertainties referred to above.
The environmental provision at 31 March 2006 also includes £227m (2005: £219m) which represents the net present value of estimated remediation expenditure in the US that has been discounted at a nominal rate of 5.75%. This expenditure is expected to be incurred between 2007 and 2043. The uncertainties regarding the calculation of this provision are similar to those considered in respect of UK gas decontamination. However, unlike the UK, with the exception of immaterial amounts of such costs, this expenditure is recoverable from rate payers under the terms of the Group’s various rate agreements in the US.
The undiscounted amount of environmental provision relating to the Group’s US-based sites amounts to £333m at 31 March 2006 (2005: £324m). The Group does not have sufficient information to calculate a range of outcomes, but it is expected that any outcome of the liability would be recovered from rate payers.
The remainder of the environmental provision of £9m (2005: £10m) relates to the expected cost of remediation of certain other sites in the UK. This is calculated on an undiscounted basis and is expected to be utilised within the next five years.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 30 (continued) and 31	141
30. Provisions (continued)
The undiscounted amount of the total Group environmental provision at 31 March 2006 is £581m (2005: £674m).
Emissions provision
The provision for emission costs will be settled using emission allowances granted to the Group which are reported as an intangible asset.
Restructuring provision
At 31 March 2006, £34m of the total restructuring provision (2005: £36m) consists of provisions for the disposal of surplus leasehold interests and rates payable on surplus properties. The expected payment dates for property restructuring costs remain uncertain. The remainder of the restructuring provision relates to business reorganisation costs in the UK, to be paid between 2007 and 2016.
Other provisions
Other provisions at 31 March 2006 include £51m (2005: £59m) of estimated liabilities in respect of past events insured by the Group’s insurance undertakings, including employer liability claims. In accordance with insurance industry practice, these estimates are based on experience from previous years and there is, therefore, no identifiable payment date. Other provisions at 31 March 2006 also include £28m (2005: £nil) in respect of the sales of four UK gas distribution networks and were related to property transfer costs; £11m (2005: £11m) in respect of obligations associated with the impairment of investments in joint ventures; and £11m (2005: £8m) in National Grid Wireless principally in respect of radio wave emissions and cost-sharing on broadcast services.
31. Share capital

	Allotted, called up
	and fully paid
	millions	£m

At 31 March 2004	3,088	309
Issued during the year	2	–

At 31 March 2005	3,090	309
Issued during the year	8	1
Effect of share consolidation (i)	(378)	–

At 31 March 2006	2,720	310

(i)	On 29 July 2005, the ordinary share capital was consolidated with 43 new ordinary shares of 11 17/43 pence each issued for every 49 existing ordinary shares of 10 pence each cancelled.
The total consideration received by the Group and Company in respect of ordinary shares issued during the year ended 31 March 2006 was £28m (2005: £9m).
In June 2005, National Grid issued a Circular to Shareholders, dated 6 June 2005, outlining its £2bn return of cash to shareholders by way of a B share scheme. Shareholders were issued one B share (a non-cumulative preference share of 10 pence nominal value per share) for every existing ordinary share they held. Shareholders then had choices in respect of the B shares and the return of cash, details of which were set out in the Circular to Shareholders.
At the same time that the B shares were issued, the ordinary shares were consolidated to reflect the return of cash. Shareholders received 43 new ordinary shares (of 11 17/43 pence nominal value per share) for every 49 existing ordinary shares (of 10 pence nominal value per share) held on the record date of 29 July 2005. This resulted in the existing 3,091,247,761 issued ordinary shares of 10 pence each, at 29 July 2005, being replaced by a total of 2,712,727,627 new ordinary shares of 11 17/43 pence each. In addition, 3,091,247,761 B shares of 10 pence each were also issued.
To facilitate the above, the authorised share capital of the Company was increased from £500m to £815m by the creation of 3,150m B shares of 10 pence each.
At 31 March 2006, the authorised share capital of the Group was £815m (4,388m ordinary shares of 11 17/43 pence each and 3,150m B shares of 10 pence each).
At 31 March 2005, the authorised share capital of the Group was £500m (5,000m ordinary shares of 10 pence each).
At 31 March 2004, the authorised share capital of the Group was £500m (5,000m ordinary shares of 10 pence each and one £1 special rights non-voting redeemable preference share). During the year ended 31 March 2005 the one £1 special rights non-voting redeemable preference share was removed from the authorised share capital of the Group.
The special rights non-voting redeemable preference share of £1 in National Grid plc (‘the Special Share’), held on behalf of the Crown, was issued by National Grid to the Secretary of State for Trade and Industry on 31 January 2002 as part of a scheme of arrangement. It was redeemed at par on 5 May 2004 and on 26 July 2004 an ordinary resolution was passed cancelling this share from inclusion in the authorised share capital of the Company. The Special Share did not carry any rights to vote at general meetings but entitled the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain articles of association of the Company, required the prior written consent of the holder of the Special Share. The Special Share conferred no right to participate in the capital or profits of the Company, except that on a winding-up the holder of the Special Share was entitled to repayment of £1 in priority to other shareholders. Prior to 31 January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc. A similar Special Share in Lattice Group plc was held at 31 March 2002 by the Crown. This share was redeemed on 21 October 2002 as part of the Merger arrangements.

142	Group Financial Statements Note 31 (continued)	Annual Report and Accounts 2005/06 National Grid
31. Share capital (continued)
Share option and award schemes
The Group operates two principal forms of share option scheme. They are an employee Sharesave scheme and an Executive Share Option Plan (the ‘Executive Plan’). The details given below relate to the schemes operated by the Group and the Sharesave scheme formerly operated by Lattice. Following the Merger, most Lattice scheme options were converted into 0.375 National Grid plc options. The remaining Lattice scheme options lapsed on 29 April 2003.
In any 10-year period, the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the Group’s share option schemes may not exceed the number of shares representing 10% of the issued ordinary share capital from time to time.
The Sharesave scheme is savings-related where, under normal circumstances, share options are exercisable on completion of a three- or five-year save-as-you-earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.
The Executive Plan applies to senior executives, including Executive Directors. Options granted for the 1999/2000 financial year were subject to the achievement of performance targets related to earnings per share growth over a three-year period and have now vested. Options granted for the 2000/01 financial year and thereafter are subject to the achievement of performance targets related to total shareholder returns over a three-year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant if the relevant performance target is achieved.
The Company also operates a number of share award schemes including a Performance Share Plan (PSP), a Share Matching Plan and a Transitional Share Award and Special Share Award in relation to former Crown Castle UK employees.
Under the PSP, awards have been made to Executive Directors and approximately 350 senior employees who have significant influence over the Group’s ability to meet its strategic objectives. Under the PSP, awards are conditional on the Group’s Total Shareholder Return over a three-year period. Awards are delivered in National Grid plc shares. At 31 March 2006 the number of conditional awards of ordinary share equivalents outstanding under the PSP was 7,736,972 (2005: 5,864,904) of which nil (2005: nil) were exercisable. The number of conditional awards during the year ended 31 March 2006 was 2,320,464 (2005: 2,846,546) with lapses/forfeits during the year of 448,396 (2005: 436,700) and exercises of nil (2005: 2,997).
The Share Matching Plan applies to Executive Directors whereby a predetermined part of each Director’s bonus entitlement is automatically deferred into National Grid plc shares and a matching award may be made under the Plan after a three-year period provided the Director is still employed by the Group. At 31 March 2006 the number of conditional awards of ordinary share equivalents outstanding under the Share Matching Plan was 435,583 (2005: 341,482) of which 45,384 (2005: 28,534) were exercisable. The number of conditional awards during the year ended 31 March 2006 was 149,232 (2005: 171,460) with lapses during the year of 1,489 (2005: nil) and exercises during the year of 53,642 (2005: 42,163).
The Transitional Share Awards and Special Share Awards were made during the year ended 31 March 2005 to former Crown Castle UK employees and have a vesting period of four and two years respectively, provided the employee is still employed by the Group. The number of awards made during the year ended 31 March 2005 were 188,650 and 45,700 respectively. At 31 March 2006 the number of conditional awards of ordinary share equivalents outstanding were 121,170 (2005: 188,650) and 11,000 (2005: 45,700) with lapses during the year of 22,560 (2005: nil) and 16,825 (2005: nil) and exercises during the year of 44,110 (2005: nil) and 17,875 (2005: nil) respectively.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 31 (continued)	143
31. Share capital (continued)
Share option and award schemes (continued)
Movement in options to subscribe for ordinary shares under the Group’s various options schemes for the two years ended 31 March 2006 are shown below and include those options related to shares issued to employee benefit trusts:

	Sharesave		Executive Plan		Total
	scheme options		options		options
	Weighted		Weighted
	average		average
	price		price
	£	millions	£	millions	millions

At 31 March 2004	3.32	31.7	4.84	12.0	43.7
Granted	3.83	4.8	–	–	4.8
Lapsed – expired	3.36	(1.5)	5.02	(1.1)	(2.6)
Exercised	3.37	(3.8)	3.90	(0.5)	(4.3)

At 31 March 2005	3.35	31.2	4.86	10.4	41.6
Granted	4.34	5.6	–	–	5.6
Lapsed – expired	3.33	(4.1)	4.32	(0.9)	(5.0)
Exercised	3.25	(12.8)	4.04	(2.3)	(15.1)

At 31 March 2006	3.68	19.9	5.01	7.2	27.1

Included within options outstanding at 31 March 2006 and 31 March 2005 were the following options that were exercisable:

At 31 March 2006	3.24	0.5	5.03	7.1	7.6

At 31 March 2005	3.25	0.3	4.99	6.3	6.6

The weighted average remaining contractual life of options in the employee Sharesave scheme at 31 March 2006 was 2 years and 6 months. These options have exercise prices between £3.15 and £4.57.
The weighted average share price at the exercise dates was as follows:

	2006	2005

Sharesave scheme options	5.89	4.49
Executive Plan options	5.50	4.65

Options outstanding and exercisable and their weighted average exercise prices for the respective ranges of exercise prices and years at 31 March 2006 are as follows:

	Weighted average		Weighted average
	exercise price of	Number	exercise price of	Number	Exercise price	Normal dates
	exercisable options	exercisable	outstanding options	outstanding	per share	of exercise
	£	millions	£	millions	pence	years

Executive Plan	2.81	0.2	2.81	0.2	258.0 – 280.5	2001 – 2008
	3.81	0.3	3.81	0.3	375.8 – 490.0	2002 – 2009
	5.50	1.2	5.50	1.2	424.0 – 566.5	2003 – 2010
	5.28	0.9	5.28	0.9	526.0 – 623.0	2004 – 2011
	5.48	1.9	5.48	1.9	479.5 – 563.0	2005 – 2012
	4.72	2.6	4.72	2.6	434.3 – 481.5	2006 – 2013
	4.05	–	4.05	0.1	405.0	2007 – 2014

	5.03	7.1	5.01	7.2

144	Group Financial Statements Note 31 (continued)	Annual Report and Accounts 2005/06 National Grid
31. Share capital (continued)
Share-based payment charges
Under IFRS, a charge is made to the income statement based on the fair value of grants in accordance with IFRS 2 ‘Share-based Payment’. All share awards are equity settled.
The charge to the income statement for the year ended 31 March 2006 was £17m (2005: £16m).
Awards under share option plans
The average share prices at the date of options being granted during each of the two financial years ended 31 March were as follows:

	2006	2005

Where the exercise price is less than the market price at the date of grant	569.0p	496.0p

The average exercise prices of the options granted during each of the two financial years ended 31 March were as follows:

	2006	2005

Where the exercise price is less than the market price at the date of grant	434.0p	383.0p

The average fair values of the options granted during each of the two financial years ended 31 March were estimated as follows:

	2006	2005

Where the exercise price is less than the market price at the date of grant	128.0p	90.4p

The fair values of the options granted were estimated using the following principal assumptions:

	2006	2005

Dividend yield (%)	4.5	5.5-5.8
Volatility (%)	15.6-18.9	15.4
Risk-free investment rate (%)	4.2	4.5
Average life (years)	4.3	4.0

The fair values of awards under the Sharesave scheme have been calculated using the Black-Scholes model. This is considered appropriate given the short exercise window of sharesave options.
Volatility has been derived based on the following:
(i)	implied volatility in traded options over the Group’s shares;
(ii)	historical volatility of the Group’s shares from October 2002 (the date of the merger of National Grid Group plc and Lattice Group plc); and
(iii)	implied volatility of comparator companies where options in their shares are traded.
Volatility is assumed to revert from its current implied level to its long run mean, based on historical volatility under (ii) above.
Awards under other share scheme plans
The average share prices and fair values at the date share awards were granted during each of the two financial years ended 31 March were as follows:

	2006	2005

Average share price	535.6p	431.7p
Average fair value	358.0p	210.6p

The fair values of the awards granted were estimated using the following principal assumptions:

	2006	2005

Dividend yield (%)	4.4	5.3-5.7
Volatility (%)	19.9	15.4
Risk-free investment rate (%)	4.1	4.5-5.2

Fair values have been calculated using a Monte Carlo simulation model for awards with total shareholder return performance conditions. Fair values of awards with performance conditions based on earnings per share have been calculated using the share price at date of grant less the present value of dividends foregone during the performance period.
For other share scheme awards, where the primary vesting condition is that employees complete a specified number of years service, the fair value has been calculated as the share price at date of grant, adjusted to recognise the extent to which participants do not receive dividends over the vesting period.
Volatility for share awards has been calculated on the same basis as used for share options, as described above.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 32	145
32. Reconciliation of movements in total equity

						Available-
	Called-up	Share			Cash flow	for-sale		Total
	share	premium	Retained	Translation	hedge	investment	Other	shareholders’	Minority	Total
	capital	account	earnings	reserve	reserve	reserve	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 March 2004	309	1,280	4,642	–	–	–	(5,131)	1,100	10	1,110
Net income/(expense) recognised directly in equity	–	–	187	(6)	–	–	–	181	–	181
Profit for the year	–	–	1,424	–	–	–	–	1,424	–	1,424
Equity dividends	–	–	(628)	–	–	–	–	(628)	–	(628)
Issue of ordinary share capital	–	9	–	–	–	–	–	9	–	9
Movement in shares held by employee share trusts	–	–	5	–	–	–	–	5	–	5
Employee share option scheme issues	–	–	16	–	–	–	–	16	–	16
Tax on employee share option scheme issues	–	–	4	–	–	–	–	4	–	4

At 31 March 2005	309	1,289	5,650	(6)	–	–	(5,131)	2,111	10	2,121
Adoption of IAS 39	–	–	(91)	(7)	51	4	–	(43)	–	(43)

At 1 April 2005	309	1,289	5,559	(13)	51	4	(5,131)	2,068	10	2,078
Net income/(expense) recognised directly in equity	–	–	121	140	(14)	2	–	249	1	250
Profit for the year	–	–	3,848	–	–	–	–	3,848	2	3,850
Equity dividends	–	–	(745)	–	–	–	–	(745)	–	(745)
Return of capital to shareholders through B share scheme	–	–	(2,009)	–	–	–	–	(2,009)	–	(2,009)
Issue of ordinary share capital	1	27	–	–	–	–	–	28	–	28
Other movements in minority interests	–	–	–	–	–	–	–	–	(2)	(2)
Movement in shares held in employee share trusts	–	–	19	–	–	–	–	19	–	19
Employee share option scheme issues	–	–	17	–	–	–	–	17	–	17
Tax on employee share option scheme issues	–	–	7	–	–	–	–	7	–	7

At 31 March 2006	310	1,316	6,817	127	37	6	(5,131)	3,482	11	3,493

As at 31 March 2006 the Group has nil own shares included in retained earnings. As at 31 March 2005, own shares were included in the retained earnings reserve related to 7m 10p ordinary shares in National Grid plc, held by employee share trusts for the purpose of satisfying certain obligations under various share option schemes operated by the Group. The carrying value of £29m (market value £33m) represented the exercise amounts receivable in respect of those shares that were issued at market value by the Company and the cost in respect of those shares purchased in the open market. Funding was provided to the trusts by Group undertakings. The trusts waived their rights to dividends on those shares.
Other reserves primarily represent the difference between the carrying value of Group undertakings, investments and their respective capital structures following the Lattice demerger from BG Group plc and the 1999 Lattice refinancing of £(5,745)m. The reserve also included merger differences of £221m and £359m together with unrealised gains of £32m on transfer of fixed assets to a former joint venture which subsequently became a Group undertaking.

146	Group Financial Statements Note 33	Annual Report and Accounts 2005/06 National Grid
33. Group cash flow statement
a) Cash flow from operating activities – discontinued operations

	2006	2005
	£m	£m

Operating profit	46	436
Adjustments for:
Exceptional items	15	74
Depreciation and amortisation	13	176
Share-based payment charge	2	4
Changes in working capital and provisions	(73)	(69)
Cash flow relating to exceptional items	(23)	(74)

Cash flow relating to discontinued operations	(20)	547

b) Reconciliation of net cash flow to movement in net debt

	2006	2005
	£m	£m

Movement in cash and cash equivalents	1,181	8
(Decrease)/increase in financial investments	(25)	59
Decrease/(increase) in borrowings and derivatives	2,304	(1,052)
Cash paid to shareholders under B share scheme	1,957	–
Net interest paid (i)	704	n/a

Change in net debt resulting from cash flows	6,121	(985)
Exchange adjustments (i)	–	112
Changes in fair value of financial assets and liabilities and exchange movements (i)	(299)	n/a
Issue of B shares	(2,009)	–
Net interest charge (i)	(660)	n/a
Other non-cash movements	(17)	(28)

Movement in net debt (net of related derivative financial instruments) in the year	3,136	(901)
Net debt at start of year	(13,638)	(12,737)
Impact of adoption of IAS 32 and IAS 39 (i)	(348)	–

Net debt (net of related derivative financial instruments) at end of year	(10,850)	(13,638)

(i)	The adoption of IAS 39 resulted in changes to the carrying value of borrowings and financial investments as at 1 April 2005 as described in note 2.
c) Analysis of changes in net debt

				Other
	At 1 April	Cash	Exchange	non-cash	At 31 March
	2004	flow	adjustments	movements	2005
	£m	£m	£m	£m	£m

Cash and cash equivalents	273	–	(1)	–	272
Bank overdrafts	(26)	8	–	–	(18)

	247	8	(1)	–	254
Financial investments	343	59	(4)	–	398
Borrowings	(13,327)	(1,052)	117	(28)	(14,290)

	(12,737)	(985)	112	(28)	(13,638)

		Impact of
		adoption of		Fair			Other
	At 1 April	IAS 32 and	Cash	value gains	Issue of	Interest	non-cash	At 31 March
	2005	IAS 39 (i)	flow	and losses	B shares	charges	movements	2006
	£m	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents	272	–	1,166	14	–	–	–	1,452
Bank overdrafts	(18)	–	15	–	–	–	–	(3)

	254	–	1,181	14	–	–	–	1,449
Financial investments (ii)	398	3	(155)	3	–	135	–	384
Borrowings (ii)	(14,290)	(894)	5,037	(207)	(2,009)	(746)	(17)	(13,126)
Derivatives (ii)	–	543	58	(109)	–	(49)	–	443

	(13,638)	(348)	6,121	(299)	(2,009)	(660)	(17)	(10,850)

(i)	There are no comparatives for net debt related derivative assets and liabilities as the Group adopted IAS 39 with effect from 1 April 2005 consistent with the requirements of IFRS 1. The adoption of IAS 39 also resulted in changes to the carrying value of borrowings and financial investments as at 1 April 2005 (see note 2).
(ii)	Includes interest.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Notes 34 and 35	147
34. Related party transactions
The following information is provided in accordance with IAS 24, Related Party Disclosures, as being material transactions with related parties during the year. These transactions are with joint ventures and a Group pension fund and were in the normal course of business and are summarised below:

	2006	2005
	£m	£m

Sales: Services supplied to a Group pension fund	4	4

Purchases: Services received from joint ventures	32	24

At 31 March 2006, the Group had amounts receivable and payable amounting to £nil (2005: £1m) and £1m (2005: £1m) respectively with related parties which are due on normal commercial terms.
Details of investments in principal Group undertakings and joint ventures are disclosed in note 36 and information relating to pension fund arrangements is disclosed in note 9. Details of Directors and key management remuneration is set out in note 7 and the Directors’ Remuneration Report.
35. Commitments and contingencies
a) Future capital expenditure

	2006	2005
	£m	£m

Contracted for but not provided	1,343	927

b) Lease commitments
Total Group commitments under non-cancellable operating leases were as follows:

	2006	2005
	£m	£m

In one year or less	87	99
In more than one year, but not more than two years	80	91
In more than two years, but not more than three years	75	83
In more than three years, but not more than four years	71	79
In more than four years, but not more than five years	67	77
In more than five years	451	501

	831	930

c) Power commitments
At 31 March 2006, the Group had obligations to purchase energy under long-term contracts. The following table analyses these commitments, excluding commodity contracts carried at fair value (notes 28 and 29):

	2006	2005
	£m	£m

In one year or less	1,504	1,058
In more than one year, but not more than two years	935	623
In more than two years, but not more than three years	753	583
In more than three years, but not more than four years	588	567
In more than four years, but not more than five years	94	462
In more than five years	1,579	1,622

	5,453	4,915

d) Other commitments, contingencies and guarantees
The value of other Group commitments, contingencies and guarantees at 31 March 2006 amounted to £334m (2005: £349m), including guarantees amounting to £149m (2005: £189m).
Details of the guarantees entered into by the Group at 31 March 2006 are shown below:
(i)	performance guarantees of £20m relating to certain property obligations of Group undertakings. The bulk of these expire by December 2025;
(ii)	a guarantee of £50m of the obligations of a Group undertaking to make payments in respect of any liabilities under a meter operating contract that runs until May 2008;
(iii)	a performance guarantee relating to the construction of the Victoria to Tasmania Interconnector of 48m Australian dollars (A$48m) (£20m). This halved on commissioning in April 2006 and expires in November 2006;

148	Group Financial Statements Notes 35 (continued) and 36	Annual Report and Accounts 2005/06 National Grid
35. Commitments and contingencies (continued)
(iv)	a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to an annual maximum of A$7m, reducing over the term of the contract. This runs until June 2051, but the maximum potential payout is estimated at £5m;
(v)	a guarantee of the payment obligations of a Group undertaking in respect of a Nitrogen Supply Agreement amounting to a maximum potential payout of £14m subject to a cap of £1m per annum. This runs until November 2019;
(vi)	a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to a maximum potential payout of £14m subject to a cap of £7m per annum. This runs until December 2024;
(vii)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. This is open-ended; and
(viii)	other guarantees amounting to £12m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
e) Amounts receivable under sublease arrangements
The total of future minimum sublease payments expected to be received under non-cancellable subleases is £26m (2005: £23m).
36. Group undertakings and joint ventures
Principal Group undertakings
The principal Group undertakings included in the Group accounts at 31 March 2006 are listed below. These undertakings are wholly-owned and, unless otherwise indicated, are incorporated in Great Britain.

Principal activity

National Grid Gas plc (i)	Gas transportation
National Grid Electricity Transmission plc (i)	Transmission of electricity in England and Wales
New England Power Company (Incorporated in the US) (i)	Transmission of electricity
Massachusetts Electric Company (Incorporated in the US) (i)	Distribution of electricity
The Narragansett Electric Company (Incorporated in the US) (i)	Distribution of electricity
Niagara Mohawk Power Corporation (Incorporated in the US) (i)	Distribution and transmission of electricity and gas
National Grid Wireless No 2 Limited (i)	Telecommunications infrastructure
National Grid Wireless Limited (i)	Telecommunications and broadcast infrastructure
NGG Finance plc (ii)	Financing
British Transco International Finance B.V. (Incorporated in The Netherlands) (i)	Financing
National Grid Property Limited (i)	Property
National Grid Holdings One plc (ii)	Holding company
Lattice Group plc (i)	Holding company
National Grid USA (Incorporated in the US) (i)	Holding company
Niagara Mohawk Holdings Inc. (Incorporated in the US) (i)	Holding company
National Grid Commercial Holdings Limited (i)	Holding company
National Grid Gas Holdings plc (i)	Holding company
National Grid (US) Holdings Limited (ii)	Holding company
National Grid Holdings Limited (i)	Holding company

(i)	Issued ordinary share capital held by Group undertakings.
(ii)	Issued ordinary share capital held by National Grid plc.
Principal joint ventures
at 31 March 2006

Country of
incorporation
	Group holding	and operation	Principal activity

Copperbelt Energy Corporation plc (i)	38.5% ordinary shares	Zambia	Transmission, distribution and supply of electricity

(i)	31 December year end.
Investments in joint ventures are held by Group undertakings.
The joint venture investment in Copperbelt Energy Corporation plc has been classified as an asset held for sale and sale completion is expected during 2006/07.
A full list of all Group and associated undertakings is available from the Group Company Secretary and General Counsel.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 37	149
37. Differences between IFRS and US generally accepted accounting principles
The Group prepares its consolidated accounts in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). IFRS as adopted by the EU is materially the same as IFRS published by the International Accounting Standards Board (IASB).
The most significant difference between IFRS and US GAAP as it relates to the Group is that the business combination of the then National Grid Group plc (now National Grid plc) and Lattice Group plc was accounted for as a merger (pooling of interests) under the Group’s previous accounting standards, accounting standards generally accepted in the UK (UK GAAP). This transaction and its resulting account balances were grandfathered at 1 April 2004, the date of transition to IFRS (see note 1). Under US GAAP, this transaction was accounted for as an acquisition (purchase accounting) of Lattice Group plc. Consequently, under IFRS, the accounts represent the combined accounts of National Grid Group plc and Lattice Group plc on an historical cost basis for all periods presented. Under US GAAP, the accounts presented include the Lattice Group at fair value at the date of acquisition.
Condensed income statements, statements of comprehensive income and changes in shareholders’ equity, balance sheets and segmental information in accordance with US GAAP disclosure requirements are presented in note 38. The balance sheets at 31 March 2005 and 31 March 2006 include the impact of the fair value of the acquired assets and liabilities of Lattice Group plc prepared under US GAAP at the date of acquisition. The effect of the US GAAP adjustments to profit for the financial year and shareholders’ equity is set out below.
Reconciliation of profit from IFRS to US GAAP
The following is a summary of the material adjustments to profit that would have been required if US GAAP had been applied instead of IFRS:

			2006	2005
	Notes		£m	£m

Profit for the year attributable to equity shareholders under IFRS			3,848	1,424
Adjustments to conform with US GAAP
Depreciation of property, plant and equipment	(a	)	(127)	(233)
US regulatory accounting	(b	)	(269)	(246)
Pensions and other post-retirement benefits	(c	)	(56)	2
Financial instruments	(d	)	(130)	254
Severance costs	(e	)	(63)	62
Revenue recognition	(f	)	(48)	13
Amortisation of intangibles	(h	)	(2)	(2)
Interest on discounted provisions	(i	)	(14)	–
Deferred taxation	(k	)	208	28
Other	(l	)	(3)	2
Discontinued operations – gains on disposal of business	(a),(g	)	(2,196)	–
Discontinued operations – pensions and other post-retirement benefits	(c	)	(127)	–
Discontinued operations – deferred taxation	(k	)	286	–
			(2,541)	(120

Net income under US GAAP			1,307	1,304

Reconciliation of shareholders’ equity from IFRS to US GAAP
The following is a summary of the material adjustments to shareholders’ equity that would have been required if US GAAP had been applied instead of IFRS:

			2006	2005
	Notes		£m	£m

Total shareholders’ equity under IFRS			3,482	2,111
Adjustments to conform with US GAAP
Property, plant and equipment	(a	)	2,162	3,116
Goodwill	(g	)	2,689	4,027
US regulatory accounting	(b	)	2,702	2,746
Pensions and other post-retirement benefits	(c	)	886	944
Financial instruments	(d	)	119	117
Severance liabilities	(e	)	2	65
Revenue recognition	(f	)	(42)	6
Intangible assets	(h	)	28	30
Provisions	(i	)	(154)	(130)
Non-reversal of impairments	(j	)	(39)	(29)
Deferred taxation	(k	)	(2,090)	(2,441)
Other	(l	)	2	29
			6,265	8,480

Shareholders’ equity under US GAAP			9,747	10,591
					)

150	Group Financial Statements Note 37 (continued)	Annual Report and Accounts 2005/06 National Grid
37. Differences between IFRS and US generally accepted accounting principles (continued)
The principal differences between IFRS and US GAAP, as applied in preparing the Group accounts under US GAAP, are set out below:
a) Depreciation of property, plant and equipment
In accordance with IFRS 1, the Group has not restated any business combinations that occurred prior to 31 March 2004. The Lattice Group plc business combination has therefore not been adjusted from the amount calculated under the Company’s previous basis of accounting under UK GAAP. This transaction continues to be accounted for as a merger (pooling of interests) under IFRS, but under US GAAP the business combination was accounted for using purchase accounting. As a consequence, fair value adjustments have been recognised under US GAAP in relation to property, plant and equipment, which are being depreciated over the related assets’ useful economic lives. As a result, goodwill arising on the purchase has been recognised for US GAAP.
Fair value adjustments and goodwill associated with the businesses which were disposed during 2005/06 have been recycled to net income and recognised as a reduction in the gain on disposal recorded under IFRS. These adjustments are reported within discontinued operations.
b) US regulatory accounting
Statement of Financial Accounting Standard (SFAS) 71 ‘Accounting for the Effects of Certain Types of Regulation’ establishes US GAAP for utilities whose regulators have the power to approve and/or regulate rates that may be charged to customers. Provided that through the regulatory process the utility is substantially assured of recovering its allowable costs by the collection of revenue from its customers, such costs not yet recovered are deferred as regulatory assets. Such recoverable assets, which would be recognised as regulatory assets under US GAAP, are not recognised as assets under IFRS on the basis that they do not meet the criteria for recognition as an asset, intangible or other, under IFRS and are therefore expensed.
c) Pensions and other post-retirement benefits
Under IFRS, the Group recognises actuarial gains and losses in the statement of recognised income and expense in the year in which they occur. Under US GAAP, amortisation of unrecognised actuarial gains and losses that fall outside a specified corridor are recognised within the income statement.
In addition, under US GAAP, when a pension plan has an accumulated benefit obligation that exceeds the fair value of the plan assets, the unfunded amount is recognised as a minimum liability in the balance sheet. In respect of such liabilities, an intangible asset is recognised up to the amount of any unrecognised prior service cost and a regulatory asset is recognised for such liabilities recoverable through the regulatory process (see b) above). Thereafter the minimum liability is recognised in other comprehensive income.
Interest costs associated with the pension obligation are presented within finance costs under IFRS as opposed to within net periodic pension costs under US GAAP.
Under IFRS the curtailment/settlement gain on the sales of the distribution networks is included in full in the income statement. Under US GAAP, this gain is recognised in the income statement to the extent that it exceeds unrecognised losses.
The net periodic charge for pensions and other post-retirement benefits is as follows:

			Other post-retirement
	Pensions		benefits
	2006	2005	2006	2005
	£m	£m	£m	£m

Service cost	118	135	16	12
Interest cost	804	828	63	56
Expected return on plan assets	(849)	(860)	(41)	(40)
Amortisation of prior service cost	5	6	6	3
Amortisation of previously unrecognised actuarial losses	58	45	–	20

	136	154	44	51
Release of pension provision	(2)	(2)	–	–

	134	152	44	51

The additional (gain)/cost incurred in respect of severance cases computed in accordance with SFAS 88 ‘Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits’ is as follows:

	2006	2005
	£m	£m

(Gain)/cost of termination benefits and curtailments	(9)	30

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 37 (continued)	151
37. Differences between IFRS and US generally accepted accounting principles (continued)
c) Pensions and other post-retirement benefits (continued)
The principal financial assumptions used for the SFAS 87 calculations of net periodic charge, based on a measurement date of
31 March 2005 in respect of the US and UK defined benefit schemes are shown below:

	US		UK
	2006	2005	2006	2005
	%	%	%	%

Discount rate	5.8	5.8	5.1	5.5
Expected return on assets	7.0-8.3	8.3	5.8-6.4	6.2-6.7
General salary increases	3.9-4.3	3.3-5.3	3.9	3.9
Pension increases	nil	nil	3.0	3.0

The assumptions used for other post-retirement costs relate solely to US schemes. These assumptions were that the discount rate used would be 5.8% (2005: 5.75%) and that medical costs would increase by 10% (2005: 10%), decreasing to 5% (2005: 5%) by 2011 and remain at 5% (2005: 5%) thereafter.
A reconciliation of the funded status of the Group pension and other post-retirement schemes to the net accrued benefit liability that was included in the Group’s balance sheet prepared under US GAAP is as follows:

	Pensions		Other post-retirement benefits
	2006	2005	2006	2005
	£m	£m	£m	£m

Projected benefit obligation at 31 March	(16,603)	(15,758)	(1,223)	(1,068)
Fair value of plan assets at 31 March	15,349	14,086	568	488

Excess of projected benefit obligation over plan assets	(1,254)	(1,672)	(655)	(580)
Unrecognised net actuarial loss	840	1,180	335	316
Unrecognised prior service cost	56	60	69	70

Net accrued benefit liability – before minimum liability adjustment	(358)	(432)	(251)	(194)
Additional minimum liability adjustment	(472)	(811)	–	–

Net accrued benefit liability	(830)	(1,243)	(251)	(194)

At 31 March 2006, as required under SFAS 87, an intangible asset of £56m (2005: £60m) was recognised in relation to the additional minimum liability, being equal to the unrecognised prior service cost. A regulatory asset of £46m (2005: £133m) was also created. The remaining additional minimum liability of £370m (2005: £618m) has been included in other comprehensive income.
The net accrued benefit liability above is shown net of a prepaid cost of £196m (2005: £181m) in respect of one Group scheme.
The principal financial assumptions used for the SFAS 87 calculations of the projected benefit obligation, based on a measurement date of 31  March 2006, in respect of the US and UK defined benefit schemes are shown below:

	US		UK
	2006	2005	2006	2005
	%	%	%	%

Discount rate	6.0	5.8	4.9	5.4
General salary increases	4.1	3.9-4.3	3.9	3.9
Pension increases	nil	nil	2.95	3.0

152	Group Financial Statements Note 37 (continued)	Annual Report and Accounts 2005/06 National Grid
37. Differences between IFRS and US generally accepted accounting principles (continued)
c) Pensions and other post-retirement benefits (continued)
All pension schemes had an additional minimum liability adjustment except the National Grid UK Pension Scheme and the National Grid Wireless Pension Scheme. The accumulated benefit obligation for pensions was £16,180m at 31 March 2006 (2005: £14,825m). The Group has followed approach two of Emerging Issues Task Force (EITF) Abstract 88-1 in calculating the accumulated benefit obligation. Changes in the projected benefit obligation and changes in the fair value of plan assets are shown below:

			Other post-retirement
	Pensions		benefits
	2006	2005	2006	2005
	£m	£m	£m	£m

Projected benefit obligation at start of year	15,758	15,394	1,068	1,002
Service cost	118	135	16	12
Interest cost	804	828	63	56
Plan participants’ contributions	14	17	–	–
Plan amendment – prior service cost	–	17	–	79
Terminations	49	30	–	–
Curtailments	(157)	–	–	–
Settlements	(619)	(1)	–	–
Actuarial loss	1,301	136	40	5
Benefits paid	(775)	(783)	(59)	(52)
Acquisition of Group undertakings	–	31	–	–
Transfers	(17)	1	–	–
Exchange adjustments	127	(47)	95	(34)

Projected benefit obligation at end of year	16,603	15,758	1,223	1,068

Fair value of plan assets at start of year	14,086	13,432	488	496
Actual return on assets	2,370	1,248	65	26
Employer contributions	191	184	30	32
Plan participants’ contributions	14	17	–	–
Benefits paid	(774)	(783)	(59)	(52)
Acquisition of Group undertakings	–	21	–	–
Settlements	(609)	(1)	–	–
Transfers	(15)	–	–	–
Exchange adjustments	95	(32)	44	(14)

Fair value of plan assets at end of year	15,358	14,086	568	488

As at 31 March 2006 the following benefit payments, which reflect future service as appropriate, are expected to be paid:

		Other
		post-
		retirement
	Pensions	benefits
Year ended 31 March	£m	£m

2007	761	66
2008	774	69
2009	786	71
2010	802	74
2011	821	76
2012–2016	4,547	378

In the UK, the trustees for each plan are responsible for setting the long-term strategy after consultation with the Group and professional advisers. The trustees’ objectives are to invest in assets of appropriate liquidity, which, together with future contributions from employers and members, would expect to generate income and capital growth to meet the cost of benefits from the plans; to limit the risk; and minimise the long-term cost. In the US, the Group manages its pension plan investments to minimise the long-term cost of operating the plan, with a reasonable level of risk.
Risk tolerance is determined as a result of periodic asset/liability studies that analyse plan liabilities and funded status and results in the determination of the allocation of assets.
Equity investments, fixed income and index-linked portfolios are broadly diversified. Investments are also held in property, private equity and timber with the objective of enhancing long-term returns whilst improving diversification. Investment risk and return are reviewed by investment committees on a quarterly basis.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 37 (continued)	153
37. Differences between IFRS and US generally accepted accounting principles (continued)
c) Pensions and other post-retirement benefits (continued)
Expected subsidy receipts in respect of medical costs are as follows:

£m

2007	4
2008	5
2009	5
2010	5
2011	5
2012–2016	29

d) Financial instruments
On 1 April 2005, the Group adopted IAS 39 in its IFRS financial statements and as a consequence derivatives are now recognised in the balance sheet at their fair value, similar to the requirements of SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. In accordance with IAS 39, the Group has adopted hedge accounting and has designated hedges as either fair value, cash flow or foreign currency exposures of net investments in foreign operations. Although similar in nature to SFAS 133 there are differences between the requirements of IAS 39 and SFAS 133, in particular SFAS 133 does not include the transitional provisions of IAS 39 that permitted hedges to be recognised as effective on 1 April 2005. Where hedges that meet the requirements of IAS 39 also meet the requirements of SFAS 133 they are accounted for as hedges under US GAAP, otherwise they are recognised in the US GAAP income statement and hence are included as reconciling differences with IFRS.
Under US GAAP, as required by SFAS 133, all derivative financial instruments, including derivatives embedded within other contracts, are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. SFAS 133 permits hedge accounting in specific circumstances, where the hedge is designated and documented as one of three types: fair value; cash flow; or foreign currency exposures of net investments in foreign operations. Provided that it can be demonstrated that the hedge is highly effective and the relevant hedging criteria have been met, then in respect of fair value hedges, both the change in fair value of the derivative and hedged item are reflected in net income in the period of the change. For cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations, changes in fair value are reflected through other comprehensive income. In the event that the conditions for hedge accounting are not met, changes in the fair value of derivatives are reflected in net income.
Prior to 31 March 2005, the Group did not apply hedge accounting for the purposes of SFAS 133 except for certain hedges of net investments in foreign operations. Excluding the hedges of net investments that were designated and qualified as hedges under SFAS 133, the reconciliation to net income for the year ended 31 March 2005 reflected the changes in fair value of derivative financial instruments. There was no reconciling adjustment for the hedges of net investments for which the Group had adopted hedge accounting under SFAS 133, as realised and unrealised gains and losses were taken to other comprehensive income under US GAAP.
Contracts that qualify as normal purchases and normal sales and are designated as such are excluded from the requirements of SFAS 133. The realised gains and losses on these contracts are reflected in the income statement at the contract settlement date.
e) Severance costs
Under IFRS, severance costs in respect of the Group’s voluntary severance arrangements are provided for when it is determined that a constructive or legal obligation has arisen from a restructuring programme, where it is probable that it will result in the outflow of economic benefits and the costs involved can be estimated with reasonable accuracy. Under US GAAP, such severance costs are recognised when the employees accept the severance offer. Accordingly, timing differences between IFRS and US GAAP arise on the recognition of such costs.
Similarly, under IFRS future costs related to property leases have been accrued for in connection with vacating certain premises. Under US GAAP a liability was recognised when the ‘cease use’ date was reached, resulting in a timing difference between IFRS and US GAAP on the recognition of such costs.
f) Revenue recognition
Under US GAAP, revenue is recognised in the period that the service is provided up to the maximum revenue allowed under the terms of the relevant regulatory regime. Under IFRS, any revenue received or receivable in excess of the maximum revenue allowed for the period, under the terms of the relevant regulatory regime, is recognised as income, even where prices will be reduced in a future period.

154	Group Financial Statements Note 37 (continued)	Annual Report and Accounts 2005/06 National Grid
37. Differences between IFRS and US generally accepted accounting principles (continued)
g) Goodwill
Under IFRS, the business combination of National Grid plc and Lattice Group plc has been accounted for on the same basis as previous GAAP (UK GAAP) as a merger (pooling of interest) while under US GAAP, this transaction was accounted for as an acquisition (purchase accounting) of Lattice Group plc.
Under US GAAP, the fair value of net assets acquired is calculated in accordance with US GAAP principles, which differ in certain respects from IFRS principles. As acquisitions made prior to 1 April 2004 were not reopened on transition to IFRS, differences in measurement between US GAAP and UK GAAP also exist. As a result, the US GAAP fair value of net assets of Group undertakings acquired differs from the fair value of net assets as determined under IFRS principles. In addition, until 31 March 2004 goodwill was amortised under previous GAAP (UK GAAP) whereas under US GAAP amortisation of goodwill ceased on adoption of SFAS 141.
h) Intangible assets
Under IFRS, in a business combination, intangible assets that meet certain criteria are recognised as assets, separate from goodwill, at fair value. Under US GAAP, these criteria are similar, however the creation of the intangibles includes the recognition of notional tax benefits.
i) Provisions
IAS 37 requires the time value of money to be taken into account when making a provision. US GAAP, however, only permits a provision to be discounted where the amount of the liability and the timing of payments are fixed or reliably determinable or where the obligation is a fair value obligation. Amounts associated with the unwinding of discounts on provisions are shown within interest expense under IFRS.
j) Impairments
During the financial year ended 31 March 1990, an impairment provision was recorded in respect of certain property, plant and equipment. As required under IFRS, part of this impairment provision was subsequently released and shareholders’ equity credited. Under US GAAP, this partial release is not permitted. During the year an impairment in respect of a joint venture was reversed under IFRS, whereas under US GAAP such an impairment reversal is not allowed.
k) Deferred taxation
The deferred taxation adjustment principally reflects the tax effect of the other measurement and recognition differences between IFRS and US GAAP.
The corporate tax charge on continuing operations under US GAAP is analysed between current taxes and deferred taxes as follows:

	2006	2005
	£m	£m

Current taxes	432	24
Deferred taxes (credit)/charge	(84)	279

Tax charge	348	303

The net deferred tax liability under US GAAP is analysed as follows:

	2006	2005
	£m	£m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	3,778	5,029
Other temporary differences	1,494	1,162

	5,272	6,191

Deferred taxation assets:
Other temporary differences (i)	(1,252)	(900)

	4,020	5,291

Analysed as follows:
Current	(43)	(184)
Non-current	4,063	5,475

	4,020	5,291

(i)	Deferred taxation assets at 31 March 2006 were stated net of a £530m valuation allowance adjustment in respect of capital losses, non-trade deficits, trading losses and pre-trading expenditure (2005: £493m).

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 37 (continued)	155
37. Differences between IFRS and US generally accepted accounting principles (continued)
l) Other
Other differences between IFRS and US GAAP are not individually material and relate to differences arising from the recognition of amortisation expense on certain assets and other interest income.
Other US GAAP disclosures
Non-GAAP measures
In preparing the accounts in accordance with the Companies Act 1985 and IFRS, certain information is presented that would be viewed as ‘non-GAAP’ under regulations issued by the United States Securities and Exchange Commission (SEC). The Group has described such items and provided disclosure of the effects and reasons for presentation along with a condensed US GAAP income statement using the format prescribed by the SEC. The disclosure of each of the exceptional items would be prohibited within the Form 20-F if such exceptional items were not expressly permitted by IAS 1.
Management uses ‘adjusted’ profit measures in considering the performance of the Group’s operating segments and businesses. References to ‘adjusted operating profit’, ‘adjusted profit before taxation’, ‘adjusted earnings’ or ‘adjusted earnings per share’ are stated before exceptional items and remeasurements.
The Directors believe that the use of these adjusted measures better indicates the underlying business performance of the Group than the unadjusted measures because the exclusion of these items provides a clearer comparison of results from year to year for each of the years presented. This is because this method of presentation removes the distorting impact of exceptional items and removes the impact of remeasurements in order to enhance comparability with the reporting practices of other UK companies.
Exceptional items and remeasurements, which are adjusted for in the adjusted measures referred to above, are defined as material items that derive from events that fall within the ordinary activities of the Group, but that require separate disclosure on the grounds of size or incidence for the accounts to give a true and fair view. Such exceptional items include, for example, material restructuring costs and impairments. Note 6 on page 113 contains a discussion of the nature of these exceptional items for each year.
Other presentational differences between IFRS and US GAAP
Under IFRS, assets in the balance sheet are presented in ascending order of liquidity and the balance sheet is analysed between net assets and shareholders’ funds. Under US GAAP, assets are presented in descending order of liquidity and the balance sheet is analysed between total assets and liabilities and shareholders’ equity as used in the presentation in note 38.
i) Capital contributions – The Group receives capital contributions for certain qualifying construction projects. Under IFRS, these contributions are recorded as deferred income (within other liabilities), whereas under US GAAP, these contributions are recorded as a reduction of the asset’s cost.
ii) Debt issuance costs – Under IFRS, direct and incremental costs incurred to issue debt securities are recorded as a reduction in the carrying value of the related debt instrument and are unwound as a finance charge over the term of the debt. Under US GAAP these costs are classified as a non-current asset.
iii) Emission rights – Under IFRS, emission allowances are recorded as intangible assets and a provision is recorded for emission costs incurred. Under US GAAP, the value of the emission allowances is reclassified to reduce the recorded provision, resulting in a net liability presentation.
iv) Cumulative preference shares – These non-equity instruments are presented within borrowings under IFRS, but shown separately from shareholders’ equity and liabilities under US GAAP.
v) Earnings per share (EPS) – Under US GAAP, earnings per share are required to be adjusted retroactively as a result of the 43 for 49 share consolidation related to the B share scheme, accounted for as a share consolidation and a return of capital. Under IFRS, the B share scheme is accounted for as an in-substance share repurchase at fair value, with EPS being impacted prospectively from the transaction date and no restatement of prior periods, in accordance with IAS 33.
Restricted net assets
National Grid USA and its public utility subsidiaries, all consolidated subsidiaries of the Group, are subject to restrictions on the payment of dividends by administrative order and contract. Orders by the SEC, the Federal Energy Regulatory Commission and applicable state regulatory commissions limit the payment of dividends as follows. The subsidiaries may pay dividends in an amount up to cumulative retained earnings, including pre-acquisition retained earnings. Other orders by federal and state commissions require National Grid USA and its public utility subsidiaries to maintain a ratio of at least 30% equity to capital, and debt covenants in effect require that this ratio be maintained at a level of at least 35%. At 31 March 2006, £2.5bn of net assets were restricted, representing 26% of the Group’s consolidated net assets under US GAAP at that date.

156	Group Financial Statements Note 37 (continued)	Annual Report and Accounts 2005/06 National Grid
37. Differences between IFRS and US generally accepted accounting principles (continued)
New US Accounting Standards adopted during 2005/06
FIN 47
FASB Interpretation No. 47 ‘Accounting for Conditional Asset Retirement Obligations’ (FIN 47) clarifies that the term ‘conditional asset retirement obligation’, as used in SFAS No. 143 ‘Accounting for Asset Retirement Obligation’ (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Group. The adoption of FIN 47 did not have a material impact on the Group accounts.
Recent US pronouncements not yet adopted
SFAS 123(R)
In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) ‘Share-Based Payment’ (SFAS 123(R)), which is a revision of FASB Statement No. 123 ‘Accounting for Stock-Based Compensation’ (SFAS 123). SFAS 123(R) supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, and amends FASB Statement No. 95 ‘Statement of Cash Flows’. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Group expects to adopt SFAS 123(R) as of 1 April 2006.
SFAS 123(R) permits adoption of the requirements using one of two methods: a ‘modified prospective’ method where the requirements are applied to all share-based payments granted after the effective date of the pronouncement; or a ‘modified retrospective’ method which allows entities to restate prior periods based on the amounts previously recognised under SFAS 123 for the purposes of pro forma disclosures. The Group plans to adopt SFAS 123(R) using the modified prospective method.
The Group adopted the fair-value based method of accounting for share-based payments using the ‘retroactive restatement method’ described in FASB Statement No. 148 ‘Accounting for Stock-Based Compensation – Transition and Disclosure’. Currently, the Group uses the Black-Scholes European option pricing model to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on 1 April 2006. The Group does not anticipate that adoption of SFAS 123(R) will have a material impact on its results of operations or its financial position.
SFAS 151
The FASB issued SFAS No. 151 ‘Inventory Costs – an amendment of ARB No. 43’. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) as current period charges. SFAS No. 151 is effective for fiscal periods beginning after 15 June 2005. The Group does not believe that the adoption of SFAS No. 151 will have a material effect on its accounts.
SFAS 153
In December 2004, as part of the FASB’s short-term convergence project with the International Accounting Standards Board, the FASB issued FASB Statement No. 153 ‘Exchanges of Non-Monetary Assets’ (SFAS 153), which is an amendment to APB Opinion No. 29 ‘Accounting for Non-Monetary Transactions’ (APB 29). APB 29 provided an exemption to its general principle of measuring such transactions at fair value where the exchange related to similar productive assets. The exemption permitted the exchange to be valued at the recorded amount of the assets relinquished. SFAS 153 removes this exemption so that all non-monetary transactions (apart from those without commercial substance) are recorded at fair value. The Group expects to adopt SFAS 153 prospectively for all transactions taking place after 1 April 2006. The impact of the adoption of SFAS 153 cannot be predicted at this time because it will depend on whether applicable non-monetary transactions take place after the effective date.
SFAS 154
In May 2005, the FASB issued SFAS No. 154 ‘Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3’. SFAS No. 154 requires retrospective application of prior periods’ financial statements for changes in accounting principle. SFAS No. 154 applies to accounting periods beginning after 15 December 2005. The Group does not believe that the adoption of SFAS No. 154 will have a material effect on its accounts.
SFAS 155
In February 2006, the FASB issued SFAS No. 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and SFAS No. 140’. SFAS No. 155 provides clarification on specific points related to derivative accounting. It provides a fair value measurement option for certain hybrid financial instruments that contain embedded derivatives that would otherwise require bifurcation. It also requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for fiscal years beginning after 15 September 2006. The Group does not believe that the adoption of SFAS No. 155 will have a material effect on its accounts.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 38	157
38. Condensed US GAAP financial information
As described in note 37, the October 2002 business combination of National Grid Group plc and Lattice Group plc continues to be accounted for as a merger (pooling of interests) in the IFRS financial statements and as an acquisition (purchase accounting) under US GAAP. The different treatments result in the IFRS financial statements being fundamentally different compared with the amounts presented under US GAAP. Due to these differences, condensed US GAAP financial information is presented to show more clearly the operating and financial position that would have been reported under US GAAP.
Condensed US GAAP income statement

	2006		2006
	National	2006	National
	Grid	US GAAP	Grid
	(IFRS)	adjustments	(US GAAP)
	£m	£m	£m

Turnover	9,193	23	9,216
Other operating income	80	(30)	50
Operating costs
Depreciation	(895)	(122)	(1,017)
Payroll and severance costs	(892)	(41)	(933)
Purchases of electricity	(1,977)	(116)	(2,093)
Purchases of gas	(566)	3	(563)
Rates and property taxes	(443)	(2)	(445)
Electricity transmission services scheme direct costs	(536)	–	(536)
Provision for doubtful debts	(24)	–	(24)
Other operating charges	(1,501)	(344)	(1,845)
	(6,834)	(622)	(7,456)

Operating profit	2,439	(629)	1,810
Net finance costs	(663)	(88)	(751)
Share of post-tax results of joint ventures	3	(3)	–

Profit before taxation	1,779	(720)	1,059
Taxation	(562)	214	(348)

Profit for the year	1,217	(506)	711
Minority interests	(2)	(1)	(3)
Interest in equity accounted affiliates (net of tax of £nil)		3	3

Net income from continuing operations	1,215	(504)	711
Net income from discontinued operations (net of tax of £237m credit)	2,633	(2,037)	596

Net income for the year	3,848	(2,541)	1,307

Basic earnings per share under US GAAP (pence) – continuing operations			26.2p
Diluted earnings per share under US GAAP (pence) – continuing operations			26.1p

Basic earnings per ADS under US GAAP (pence) – continuing operations			131.0p
Diluted earnings per ADS under US GAAP (pence) – continuing operations			130.5p

Basic earnings per share under US GAAP (pence) – discontinued operations			22.0p
Diluted earnings per share under US GAAP (pence) – discontinued operations			21.9p

Basic earnings per ADS under US GAAP (pence) – discontinued operations			110.0 p
Diluted earnings per ADS under US GAAP (pence) – discontinued operations			109.5 p

Basic earnings per share under US GAAP (pence) – total Group			48.2p
Diluted earnings per share under US GAAP (pence) – total Group			48.0p

Basic earnings per ADS under US GAAP (pence) – total Group			241.0p
Diluted earnings per ADS under US GAAP (pence) – total Group			240.0p

Weighted average number of shares in issue (million) – for basic EPS			2,710

Weighted average number of shares in issue (million) – for diluted EPS			2,724

158	Group Financial Statements Note 38 (continued)	Annual Report and Accounts 2005/06 National Grid
38. Condensed US GAAP financial information (continued)
Condensed US GAAP income statement (continued)

	2005		2005
	National	2005	National
	Grid	US GAAP	Grid
	(IFRS)	adjustments	(US GAAP)
	£m	£m	£m

Turnover	7,382	42	7,424
Other operating income	70	(31)	39
Operating costs
Depreciation	(774)	(191)	(965)
Payroll and severance costs	(919)	54	(865)
Purchases of electricity	(1,496)	(182)	(1,678)
Purchases of gas	(357)	–	(357)
Rates and property taxes	(406)	–	(406)
Electricity transmission services scheme direct costs	(301)	–	(301)
Provision for doubtful debts	(41)	–	(41)
Other operating charges	(1,016)	(30)	(1,046)
	(5,310)	(349)	(5,659)

Operating profit	2,142	(338)	1,804
Net finance costs	(706)	246	(460)
Share of post-tax results of joint ventures	3	(3)	–

Profit before taxation	1,439	(95)	1,344
Taxation	(319)	16	(303)

Profit for the year	1,120	(79)	1,041
Minority interests	–	(2)	(2)
Interest in equity accounted affiliates (net of tax of £2m)		(2)	(2)

Net income from continuing operations	1,120	(83)	1,037
Net income from discontinued operations (net of tax of £128m charge)	304	(37)	267

Net income for the year	1,424	(120)	1,304

Basic earnings per share under US GAAP (pence) – continuing operations (i)			38.3p
Diluted earnings per share under US GAAP (pence) – continuing operations (i)			38.1p

Basic earnings per ADS under US GAAP (pence) – continuing operations (i)			191.5p
Diluted earnings per ADS under US GAAP (pence) – continuing operations (i)			190.7p

Basic earnings per share under US GAAP (pence) – discontinued operations (i)			9.9 p
Diluted earnings per share under US GAAP (pence) – discontinued operations (i)			9.8 p

Basic earnings per ADS under US GAAP (pence) – discontinued operations (i)			49.5 p
Diluted earnings per ADS under US GAAP (pence) – discontinued operations (i)			49.0 p

Basic earnings per share under US GAAP (pence) – total Group (i)			48.2p
Diluted earnings per share under US GAAP (pence) – total Group (i)			47.9p

Basic earnings per ADS under US GAAP (pence) – total Group (i)			241.0p
Diluted earnings per ADS under US GAAP (pence) – total Group (i)			239.5p

Weighted average number of shares in issue (million) – for basic EPS (i)			2,705

Weighted average number of shares in issue (million) – for diluted EPS (i)			2,719

(i)	Restated as a result of the 43 for 49 share consolidation, related to the return of capital via the B share scheme.
Consolidated statement of comprehensive income and changes in shareholders’ equity under US GAAP

	2006	2005
	£m	£m

Net income	1,307	1,304
Additional minimum pension liability (net of tax of £82m and £16m)	168	33
Exchange adjustments (i)	368	(80)
Mark-to-market of financial instruments (net of tax of £nil and £43m)	3	111

Comprehensive income	1,846	1,368
Dividends	(745)	(628)
Other shares issued	28	9
Share options granted	17	16
Return of capital to shareholders through B share scheme	(2,009)	–
Movement in treasury stock	19	5
Shareholders’ equity at 1 April	10,591	9,821

Shareholders’ equity at 31 March	9,747	10,591

(i)	Included within exchange adjustments is £91m relating to losses on net investment hedges during the year.

Annual Report and Accounts 2005/06 National Grid	Group Financial Statements Note 38 (continued)	159
38. Condensed US GAAP financial information (continued)
Condensed US GAAP balance sheet

	2006	2005
	£m	£m

Assets
Current assets
Cash and cash equivalents (i)	1,466	285
Marketable securities (i)	384	396
Accounts and notes receivable	838	553
Inventories	108	101
Regulatory assets	246	443
Prepaid expenses and other current assets	612	599

Total current assets	3,654	2,377
Property, plant and equipment cost	30,738	34,282
Property, plant and equipment accumulated depreciation	(10,503)	(10,022)
	20,235	24,260
Goodwill cost	4,927	6,156
Goodwill accumulated amortisation and impairments	(96)	(97)

	4,831	6,059
Intangible assets	390	272
Investments	160	152
Regulatory assets	2,805	2,907
Other receivables	212	1,247

Total assets	32,287	37,274

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	3	18
Accounts payable	2,097	1,111
Short-term borrowings	2,612	3,229
Accrued income taxes	419	79
Other accrued liabilities	165	1,416

Total current liabilities	5,296	5,853
Long-term borrowings	9,838	11,475
Post-retirement benefits	1,348	1,515
Deferred income taxes	4,063	5,475
Other liabilities	1,954	2,327

Total liabilities	22,499	26,645

Minority interest – equity	11	10
Cumulative preference stock issued by Group undertakings	30	28

Shareholders’ equity
Common stock (par value £0.1139 per share; shares authorised 4,390m; shares issued 2006: 2,720m; 2005: 3,090m)	310	309
Additional paid in capital	7,837	7,793
Other reserves	359	359
Retained earnings	1,920	3,377
Accumulated comprehensive loss	(679)	(1,218)
Treasury stock	–	(29)

Shareholders’ equity	9,747	10,591

Total liabilities and shareholders’ equity	32,287	37,274

(i)	A reclassification of £240m for the comparative period has been made between cash and cash equivalents and marketable securities.
Accumulated comprehensive loss can be analysed as follows:

	2006	2005
	£m	£m

Cumulative translation adjustment	(453)	(853)
Additional minimum pension liability	(370)	(618)
Unrealised gains on derivatives	9	9
Unrealised gains on available-for-sale investments	7	4
Taxation	124	236
Other	4	4

	(679)	(1,218)

160	Notes to the Accounts Note 38 (continued)	Annual Report and Accounts 2005/06 National Grid
38. Condensed US GAAP financial information (continued)
Segmental information under US GAAP
Segments have been determined in accordance with SFAS 131 and segmented financial information has been presented in accordance with US GAAP.

	2006	2005
	£m	£m

Revenue by business segment
Continuing operations
UK electricity and gas transmission	2,667	1,937
US electricity transmission	306	283
UK gas distribution	1,217	1,113
US electricity and gas distribution	3,759	3,112
US stranded cost recoveries	556	420
Wireless infrastructure	325	208
Other activities	683	844
Sales between businesses	(297)	(493)

Group revenue – continuing operations	9,216	7,424

Operating profit by business segment
Continuing operations
UK electricity and gas transmission	710	711
US electricity transmission	121	121
UK gas distribution	360	315
US electricity and gas distribution	371	356
US stranded cost recoveries	124	121
Wireless infrastructure	66	4
Other activities	58	176

Operating profit – continuing operations	1,810	1,804

Revenue and operating profit in the Other activities segment relates primarily to the UK.

	Property, plant and equipment
	2006	2005
	£m	£m

Analysis by business segment
UK electricity and gas transmission	7,110	6,642
US electricity transmission	1,339	1,176
UK gas distribution	5,457	10,479
US electricity and gas distribution	3,826	3,401
US stranded cost recoveries	–	7
Wireless infrastructure	662	681
Other activities	1,841	1,874

	20,235	24,260

Analysis by geographical region
UK	14,667	19,350
US	5,219	4,633
Rest of the World	349	277

	20,235	24,260

Goodwill

	UK electricity			US electricity	US stranded
	and gas	US electricity	UK gas	and gas	cost	Wireless	Other
	transmission	transmission	distribution	distribution	recoveries	infrastructure	activities	Total
	£m	£m	£m	£m	£m	£m	£m	£m

1 April 2004	756	348	2,990	1,354	–	83	74	5,605
Exchange adjustments	–	(11)	–	(44)	–	(3)	–	(58)
Additions	–	–	–	–	–	512	–	512

1 April 2005	756	337	2,990	1,310	–	592	74	6,059
Exchange adjustments	–	29	–	116	–	5	–	150
Disposals	–	–	(1,369)	–	–	–	–	(1,369)
Adjustments to provisional fair value	–	–	–	–	–	(9)	–	(9)

31 March 2006	756	366	1,621	1,426	–	588	74	4,831

Annual Report and Accounts 2005/06 National Grid	Notes to the Accounts Note 39	161
39. National Grid Gas plc additional US GAAP disclosures
The following condensed consolidating financial information, comprising income statements, balance sheets and cash flow statements, is given in respect of National Grid Gas plc (Subsidiary guarantor), which became joint full and unconditional guarantor on 11 May 2004 with National Grid plc (Parent guarantor) of the 6.625% Guaranteed Notes due 2018 issued in June 1998 by British Transco Finance Inc. (then known as British Gas Finance Inc.) (Issuer of notes). National Grid Gas plc and British Transco Finance Inc. are wholly-owned subsidiaries of National Grid plc.
The following financial information for National Grid plc, National Grid Gas plc and British Transco Finance Inc. on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities.
In addition, the financial information for National Grid plc is provided pursuant to Rule 4-08(e) of Regulation S-X. This parent company-only financial information should be read in conjunction with the Company’s financial statements and footnotes presented in our 2005/06 Annual Report and Accounts.
Summary income statements are presented, on a consolidating basis, for the two years ended 31 March 2006. Summary income statements of National Grid plc and National Grid Gas plc are presented under US GAAP measurement principles, as modified by the inclusion of the results of subsidiary undertakings on the basis of equity accounting principles.
The summary balance sheets of National Grid plc and National Grid Gas plc include the investments in subsidiaries recorded under the equity method for the purposes of presenting condensed consolidating financial information under US GAAP. The US GAAP summary balance sheets present these investments within ‘Investments’.
The consolidation adjustments column includes the necessary amounts to eliminate the inter-company balances and transactions between National Grid plc, National Grid Gas plc, British Transco Finance Inc. and other subsidiaries.

162	Notes to the Accounts Note 39 (continued)	Annual Report and Accounts 2005/06 National Grid
39. National Grid Gas plc additional US GAAP disclosures (continued)
Summary income statement for the year ended 31 March 2006 – US GAAP

	Parent	Issuer of	Subsidiary
	guarantor	notes	guarantor
	National	British	National			National
	Grid	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Finance Inc.	plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Turnover	1	–	2,261	7,317	(363)	9,216
Other operating income	–	–	4	46	–	50
Operating costs
Depreciation	–	–	(492)	(525)	–	(1,017)
Payroll and severance costs	–	–	(282)	(651)	–	(933)
Purchases of electricity	–	–	–	(2,093)	–	(2,093)
Purchases of gas	–	–	(148)	(415)	–	(563)
Rates and property taxes	–	–	(180)	(265)	–	(445)
Electricity transmission services scheme direct costs	–	–	–	(536)	–	(536)
Provision for doubtful debts	–	–	–	(24)	–	(24)
Other operating charges	–	–	(977)	(1,663)	795	(1,845)
	–	–	(2,079)	(6,172)	795	(7,456)

Operating profit	1	–	186	1,191	432	1,810
Net finance costs	(29)	–	(215)	(507)	–	(751)
Dividends receivable	–	–	–	310	(310)	–

Profit before taxation	(28)	–	(29)	994	122	1,059
Taxation	42	–	(64)	(326)	–	(348)

Profit for the year	14	–	(93)	668	122	711
Minority interests	–	–	–	(3)	–	(3)
Interest in equity accounted affiliates	697	–	452	3	(1,149)	3

Net income from continuing operations	711	–	359	668	(1,027)	711
Net income from discontinued operations	596	–	546	62	(608)	596

Net income for the year	1,307	–	905	730	(1,635)	1,307

Summary income statement for the year ended 31 March 2005 – US GAAP

	Parent	Issuer of	Subsidiary
	guarantor	notes	guarantor
	National	British	National			National
	Grid	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Finance Inc.	plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Turnover	1	–	2,041	5,896	(514)	7,424
Other operating income	–	–	2	37	–	39
Operating costs
Depreciation	–	–	(497)	(468)	–	(965)
Payroll and severance costs	(2)	–	(276)	(587)	–	(865)
Purchases of electricity	–	–	–	(1,678)	–	(1,678)
Purchases of gas	–	–	(85)	(272)	–	(357)
Rates and property taxes	–	–	(160)	(246)	–	(406)
Electricity transmission services scheme direct costs	–	–	–	(301)	–	(301)
Provision for doubtful debts	–	–	4	(45)	–	(41)
Other operating charges	(29)	–	(3,276)	(1,091)	3,350	(1,046)
	(31)	–	(4,290)	(4,688)	3,350	(5,659)

Operating profit	(30)	–	(2,247)	1,245	2,836	1,804
Net finance costs	123	–	(443)	(146)	6	(460)
Dividends receivable	–	–	–	500	(500)	–

Profit before taxation	93	–	(2,690)	1,599	2,342	1,344
Taxation	(20)	–	(32)	(249)	(2)	(303)

Profit for the year	73	–	(2,722)	1,350	2,340	1,041
Minority interests	–	–	–	(2)	–	(2)
Interest in equity accounted affiliates	1,231	–	2,930	(2)	(4,161)	(2)

Net income from continuing operations	1,304	–	208	1,346	(1,821)	1,037
Net income from discontinued operations	–	–	267	–	–	267

Net income for the year	1,304	–	475	1,346	(1,821)	1,304

Annual Report and Accounts 2005/06 National Grid	Notes to the Accounts Note 39 (continued)	163
39. National Grid Gas plc additional US GAAP disclosures (continued)
Balance sheet as at 31 March 2006 — US GAAP

	Parent	Issuer of	Subsidiary
	guarantor	notes	guarantor
	National	British	National			National
	Grid	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Finance Inc.	plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Assets
Current assets
Cash and cash equivalents	1,046	1	221	212	(14)	1,466
Marketable securities	–	–	35	349	–	384
Accounts and notes receivable	16	3	171	648	–	838
Inventories	–	–	23	85	–	108
Amounts owed by Group undertakings	7,093	–	5,722	4,529	(17,344)	–
Regulatory assets	–	–	–	246	–	246
Prepaid expenses and other current assets	64	–	–	548	–	612

Total current assets	8,219	4	6,172	6,617	(17,358)	3,654
Property, plant and equipment	–	–	8,983	11,287	(35)	20,235
Goodwill	–	–	2,377	2,454	–	4,831
Intangible assets	–	–	33	357	–	390
Investments	5,209	–	52	16,323	(21,424)	160
Amounts owed by Group undertakings	–	157	–	–	(157)	–
Regulatory assets	–	–	–	2,805	–	2,805
Other receivables	79	–	3	130	–	212

Total assets	13,507	161	17,620	39,973	(38,974)	32,287

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	14	–	–	3	(14)	3
Accounts payable	–	–	342	1,755	–	2,097
Short-term borrowings	114	4	723	1,771	–	2,612
Accrued income taxes	–	–	70	349	–	419
Amounts owed to Group undertakings	1,813	–	920	14,611	(17,344)	–
Other accrued liabilities	63	–	83	96	(77)	165

Total current liabilities	2,004	4	2,138	18,585	(17,435)	5,296
Long-term borrowings	1,741	157	1,958	5,982	–	9,838
Amounts owed to Group undertakings	–	–	–	157	(157)	–
Post-retirement benefits	–	–	–	1,348	–	1,348
Deferred income taxes	15	–	2,151	1,897	–	4,063
Other liabilities	–	–	172	1,782	–	1,954

Total liabilities	3,760	161	6,419	29,751	(17,592)	22,499

Minority interest – equity	–	–	–	11	–	11
Cumulative preference stock issued by Group undertakings	–	–	–	30	–	30

Shareholders’ equity
Common stock	310	–	45	541	(586)	310
Additional paid in capital	7,837	–	9,680	8,072	(17,752)	7,837
Other reserves	359	–	–	–	–	359
Retained earnings	1,920	–	1,476	1,568	(3,044)	1,920
Accumulated comprehensive loss	(679)	–	–	–	–	(679)
Treasury stock	–	–	–	–	–	–

Shareholders’ equity	9,747	–	11,201	10,181	(21,382)	9,747

Total liabilities and shareholders’ equity	13,507	161	17,620	39,973	(38,974)	32,287

164	Notes to the Accounts Note 39 (continued)	Annual Report and Accounts 2005/06 National Grid
39. National Grid Gas plc additional US GAAP disclosures (continued)
Balance sheet as at 31 March 2005 – US GAAP

	Parent	Issuer of	Subsidiary
	guarantor	notes	guarantor
	National	British	National			National
	Grid	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Finance Inc.	plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Assets
Current assets
Cash and cash equivalents	118	–	4	163	–	285
Marketable securities	–	–	200	396	(200)	396
Accounts and notes receivable	–	–	37	516	–	553
Inventories	–	–	30	71	–	101
Amounts owed by Group undertakings	10,695	–	72	4,529	(15,296)	–
Regulatory assets	–	–	–	443	–	443
Prepaid expenses and other current assets	2	–	264	333	–	599

Total current assets	10,815	–	607	6,451	(15,496)	2,377
Property, plant and equipment	–	–	13,950	10,317	(7)	24,260
Goodwill	–	–	3,746	2,313	–	6,059
Intangible assets	–	–	–	272	–	272
Investments	3,332	–	1,605	16,314	(21,099)	152
Amounts owed by Group undertakings	9	178	2,644	840	(3,671)	–
Regulatory assets	–	–	–	2,907	–	2,907
Other receivables	226	–	151	870	–	1,247

Total assets	14,382	178	22,703	40,284	(40,273)	37,274

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	–	–	–	18	–	18
Accounts payable	–	–	342	769	–	1,111
Short-term borrowings	792	–	1,233	1,204	–	3,229
Accrued income taxes	–	–	22	57	–	79
Amounts owed to Group undertakings	1,752	–	2,777	10,695	(15,224)	–
Other accrued liabilities	63	–	552	878	(77)	1,416

Total current liabilities	2,607	–	4,926	13,621	(15,301)	5,853
Long-term borrowings	1,168	178	2,811	7,591	(273)	11,475
Amounts owed to Group undertakings	–	–	840	2,831	(3,671)	–
Post-retirement benefits	–	–	–	1,515	–	1,515
Deferred income taxes	8	–	3,421	2,046	–	5,475
Other liabilities	8	–	158	2,161	–	2,327

Total liabilities	3,791	178	12,156	29,765	(19,245)	26,645

Minority interest – equity	–	–	–	10	–	10
Cumulative preference stock issued by Group undertakings	–	–	–	28	–	28

Shareholders’ equity
Common stock	309	–	45	2,191	(2,236)	309
Additional paid in capital	7,793	–	9,680	8,072	(17,752)	7,793
Other reserves	359	–	–	–	–	359
Retained earnings	3,377	–	822	1,357	(2,179)	3,377
Accumulated comprehensive loss	(1,218)	–	–	(1,110)	1,110	(1,218)
Treasury stock	(29)	–	–	(29)	29	(29)

Shareholders’ equity	10,591	–	10,547	10,481	(21,028)	10,591

Total liabilities and shareholders’ equity	14,382	178	22,703	40,284	(40,273)	37,274

A reclassification of £240m for 2005 has been made between cash and cash equivalents and marketable securities.

Annual Report and Accounts 2005/06 National Grid	Notes to the Accounts Note 39 (continued)	165
39. National Grid Gas plc additional US GAAP disclosures (continued)
Cash flow statements – US GAAP

	Parent	Issuer of	Subsidiary
	guarantor	notes	guarantor
	National	British	National			National
	Grid	Transco	Grid Gas	Other	Consolidation	Grid
	plc	Finance Inc.	plc	subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m	£m

Year ended 31 March 2006
Net cash provided by/(used in) operating activities – continuing operations	(9)	1	1,501	1,586	(802)	2,277
Net cash used in operating activities – discontinued operations	–	–	(57)	–	–	(57)

Net cash provided by/(used in) operating activities	(9)	1	1,444	1,586	(802)	2,220

Net cash used in investing activities – continuing operations	–	–	(681)	(1,034)	–	(1,715)
Net cash provided by investing activities – discontinued operations	–	–	5,635	–	–	5,635

Net cash provided by/(used in) investing activities	–	–	4,954	(1,034)	–	3,920

Net cash (used in)/provided by financing activities	937	–	(6,181)	(517)	788	(4,973)

Increase in cash and cash equivalents in the year	928	1	217	35	(14)	1,167

Year ended 31 March 2005
Net cash provided by/(used in) operating activities – continuing operations	1,108	(1)	3,594	1,855	(4,522)	2,034
Net cash provided by operating activities – discontinued operations	–	–	449	–	–	449

Net cash provided by/(used in) operating activities	1,108	(1)	4,043	1,855	(4,522)	2,483

Net cash used in investing activities – continuing operations	(273)	–	(5,126)	(1,966)	4,763	(2,602)
Net cash used in investing activities – discontinued operations	–	–	(323)	–	–	(323)

Net cash used in investing activities	(273)	–	(5,449)	(1,966)	4,763	(2,925)

Net cash provided by/(used in) financing activities	(723)	–	1,336	68	(241)	440

Increase/(decrease) in cash and cash equivalents in the year	112	(1)	(70)	(43)	–	(2)

Cash dividends were received by National Grid plc from consolidated subsidiaries amounting to £nil during the year ended 31 March 2006 (2005: £1,139m).

172	Glossary of Terms	Annual Report and Accounts 2005/06 National Grid
Glossary of Terms
Term used in Annual Report
Accounts
Acquisition accounting
Allotted Borrowings
Called up share capital
Capital allowances
Trade payables
Trade receivables
Finance lease
Financial year
Freehold
Freehold land
Group financial statements
Joint venture
Merger accounting
Net asset value
Operating profit
Pension scheme Profit
Profit for the year
Provision for doubtful debts
Provisions
Reconciliation of movements in total equity
Equity reserves Share capital
Share premium account
US equivalent or brief description
Financial statements
Purchase accounting
Issued
Debt
Common stock issued and fully paid
Tax depreciation allowances
Accounts payable
Accounts receivable
Capital lease
Fiscal year
Ownership with absolute rights in perpetuity
Land owned
Consolidated financial statements
Equity investment
Pooling of interests
Book value
Net operating income
Pension plan
Income (or earnings)
Net income
Allowance for bad and doubtful accounts receivable
Long-term liabilities other than debt and specific accounts payable
Statement of changes in stockholders’ equity
Stockholders’ equity other than common stock
Ordinary shares, capital stock or common stock issued and fully paid
Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)

Annual Report and Accounts 2005/06 National Grid	Definitions	173
Definitions
References in the Annual Report and Accounts to the ‘Company’, the ‘Group’, ‘we’, ‘our’ and ‘us’ refer to National Grid and its subsidiaries.
American Depositary Shares or ADSs
Securities of National Grid listed on the New York Stock Exchange, each of which represents the right to receive five ordinary shares.
B shares
Non-cumulative preference shares of 10 pence nominal value each.
Combined Code
The Combined Code on Corporate Governance, as issued by the Financial Reporting Council.
Corporate Centre
Core Group functions operating from the Group’s head office.
FAS
US Financial Accounting Standard.
FERC
US Federal Energy Regulatory Commission.
FRS
UK Financial Reporting Standard.
GAAP
Generally accepted accounting principles.
GW
Gigawatt, 109 watts.
GWh
Gigawatt hours.
HSE
Health and Safety Executive.
IAS
International Accounting Standard.
IFRS
International Financial Reporting Standard.
KPI
Key performance indicator.
kV
Kilovolt, 103 volts.
kW
Kilowatt, 103 watts.
kWh
Kilowatt hours.
Lifetime Allowance
The lifetime allowance is an overall ceiling on the amount of tax privileged pension savings that any one individual can draw.
LNG
Liquefied natural gas.
Lost time injury or LTI
A work-related injury that causes a person to be away from work for at least one normal shift after the shift on which the injury occurs, because the person is unfit to perform his or her duties.
mcm
Million cubic metres.
Merger
The merger of Lattice Group plc and National Grid Group plc which became effective on 21 October 2002.
MW
Megawatt, 106 watts.
MWh
Megawatt hours.
National Grid
National Grid plc, formerly National Grid Transco plc, or as the context requires, the holding or main operating company of the Group at the time.
National Grid Electricity Transmission
National Grid Electricity Transmission plc, formerly National Grid Company plc.
National Grid Gas
National Grid Gas plc, formerly Transco plc.
National Grid Wireless
National Grid Wireless Limited, formerly Crown Castle UK Limited.
Ofcom
The Office of Communications.
Ofgem
The Office of Gas and Electricity Markets.
Ordinary shares
Ordinary shares of 11 17/43 pence nominal value each.
Personal Lifetime Allowance
The Lifetime Allowance applicable to individuals who have registered their pre 6 April 2006 pension benefits for protection.
SEC
US Securities and Exchange Commission.
tonnes CO2 equivalent
Measure of greenhouse gas emissions in relation to the impact of carbon dioxide.
TW
Terawatt, 1012 watts.
TWh
Terawatt hours.

Annual Report and Accounts 2005/06 National Grid	Shareholder Information	175
Shareholder Information
Duplicate accounts
If you received two or more copies of the Annual Report and Accounts and multiple cheques for each dividend payment, you will have more than one shareholder account.
To receive just one Annual Report and Accounts and one cheque for each dividend payment, please contact Capita Registrars and ask to amalgamate your accounts.
Dividends
National Grid normally pays dividends twice each year: an interim dividend in January and a final dividend in August.
Choosing to have dividends paid directly into your chosen bank or building society account means that: money will be available on the day of payment; there will be no delay paying cheques into your account; cheques cannot be lost; and a tax voucher is still provided for your records.
Over 530,000 National Grid shareholders already choose to have dividends paid to them directly. To request direct payment of your dividends, please contact Capita Registrars.
Dividend reinvestment plan
A dividend reinvestment plan (DRIP) has now been introduced that will allow participating shareholders to use dividend payments to purchase additional shares in National Grid. The DRIP will begin operation from the payment of the 2005/06 final dividend payment in August 2006. Shareholders wishing to participate should contact Capita Registrars.
Electronic communication
Instead of receiving bulky paper documents through the post, you can choose to receive an email notifying you of the electronic availability of National Grid’s Annual Report and Accounts.
All shareholders choosing the electronic Annual Report and Accounts will receive a certificate, recognising their support of National Grid’s Climate Saver programme managed by The CarbonNeutral Company.
To apply for electronic documents and to see details of the Climate Saver programme, please visit the Group website at www.nationalgrid.com.
Share dealing
A low-cost share dealing service is available from Capita Registrars, allowing you to buy and sell National Grid shares by telephone and online. Trading by telephone or online allows you to know the price of the shares at the time you deal.
For more information, please call 0870 458 4577 (8am – 4.30pm) or visit www.capitadeal.com.
A postal dealing service is also available. For a postal dealing form, please call 0870 162 3116.
These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
Individual Savings Accounts (ISAs)
ISAs for National Grid shares are available from Stocktrade. Options include: National Grid Maxi stocks and shares ISA; and National Grid Mini stocks and shares ISA. Further information may be obtained from the Account Manager:
Stocktrade,
81 George Street,
Edinburgh EH2 3ES
Telephone: 0131 240 0443
Website:
www.stocktrade.co.uk/NGT_Sharedealing/sharedealing_main.htm
You may also consolidate other PEPs and ISAs by transferring them to your National Grid account.
National Grid cannot advise you on what action, if any, you should take.
ShareGift
If you hold only a few shares and feel that it would be uneconomical or just not worthwhile to sell them, you could consider donating your shares to charity.
ShareGift is an independent registered charity (no. 1052686) that provides a free service for shareholders wishing to give small holdings of shares to benefit charitable causes. There are no capital gains tax implications (ie no gain or loss) on gifts of shares to charity and it is also possible to obtain income tax relief. Since its launch in 1996, ShareGift has been able to give millions of pounds to hundreds of different UK charities.
Further information can be obtained at www.ShareGift.org or from Capita Registrars.
Shareholder Networking
National Grid continues to operate its Shareholder Networking Programme allowing shareholders to learn more about the business by visiting operational sites and meeting Directors, senior managers and staff.
These visits allow us to explain the business to shareholders in person and for shareholders to ask any questions about the Group. This year’s visit is planned for early December.
If you would like to take part in this visit, please write to:
Shareholder Networking Organiser,
National Grid House,
Warwick Technology Park,
Gallows Hill,
Warwick CV34 6DA
Participants will be selected from those applying, with priority given to those who have not previously attended.

176	Shareholder Information	Annual Report and Accounts 2005/06 National Grid
Queries – ordinary shareholders
Any queries from holders of ordinary shares should be directed to Capita Registrars:
National Grid Share Register,
Capita Registrars,
Northern House,
Woodsome Park,
Fenay Bridge,
Huddersfield HD8 0LA
Telephone: 0870 242 2379
(from outside the UK +44 20 7098 1198)
Textphone: 18001 0870 242 2379
Fax: 0870 240 1286
(from outside the UK +44 1484 600 702)
Email: nationalgrid@capitaregistrars.com
Website: www.nationalgrid.com/shareholders
Queries – American Depositary Shares
Any queries from holders of American Depositary Shares should be directed to The Bank of New York:
The Bank of New York,
Shareholders Correspondence,
PO Box 11258,
Church Street Station,
New York NY 10286-1258
Telephone: 1-800-466-7215
(for international calls +1-212-815-3700)
Email: shareowners@bankofny.com
Website: www.adrbny.com
Share price
The following graph shows the movement of National Grid’s share prices during the 2005/06 financial year:
Financial calendar
The following dates have been announced or are indicative of future dates:

7 June 2006	Ordinary shares ex-dividend

9 June 2006	Ordinary share 2005/06 final dividend record date

12 July 2006	DRIP application deadline 2005/06 final dividend

31 July 2006	2006 Annual General Meeting

7 Aug 2006	B share continuing dividend payment date

8 Aug 2006	Further repurchase of B shares as elected

23 Aug 2006	Ordinary share 2005/06 final dividend payment date

16 Nov 2006	2006/07 interim results

29 Nov 2006	Ordinary shares ex-dividend

1 Dec 2006	Ordinary share 2006/07 interim dividend record date

8 Dec 2006	DRIP application deadline 2006/07 interim dividend

24 Jan 2007	Ordinary share 2006/07 interim dividend payment date

May 2007	2006/07 preliminary results

June 2007	Ordinary shares ex-dividend

June 2007	Ordinary share 2006/07 final dividend record date

July 2007	DRIP application deadline 2006/07 final dividend

July 2007	2007 Annual General Meeting

Aug 2007	B share continuing dividend payment date

Aug 2007	Final repurchase of B shares as elected

Aug 2007	Conversion of remaining B shares

Aug 2007	Ordinary shares 2006/07 final dividend payment date

Website
More information about National Grid is available on the Group website at www.nationalgrid.com, and includes: current and historical share price information; previous Annual Reports and Accounts; and information about each of the Group businesses.